SECURITIES AND EXCHANGE COMMISSION

                      Washington D.C. 20549

                   --------------------------

                            FORM S-4

                      REGISTRATION STATEMENT

                              UNDER

                    THE SECURITIES ACT OF 1933

                    --------------------------

                           USAIR, INC.

       (Exact name of Registrant as specified in its charter)

                            Delaware

  (State or other jurisdiction of incorporation or organization)

                              4512

     (Primary Standard Industrial Classification Code Number)

                       -------------------------

                             53-0218143

             (I.R.S. Employer Identification Number)

                          2345 Crystal Drive

                       Arlington, Virginia 22227

                            (703) 418-7000

       (Address, including zip code and telephone number, including area code, of Registrants' principal executive office)

                       -------------------------
                               copies to:
John W. Harper                 Lawrence M. Nagin
Senior Vice President-Finance  Executive Vice President-Corporate
 and Chief Financial Officer    Affairs and General Counsel
USAir, Inc.                    USAir, Inc.
2345 Crystal Drive             2345 Crystal Drive
Arlington, Virginia 22227      Arlington, Virginia 22227
(703) 418-7000                 (703) 418-7000

          (Name, address, including zip code, and telephone number, including area code, of agent for service)
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

               CALCULATION OF REGISTRATION FEE
               -------------------------------

                                                Proposed
      Title of each class     Amount to be      maximum           Amount of
      of securities to be     registered        aggregate         registration
      registered                                offering price    fee
=====================================================================================
   6.76% Class A Enhanced     $142,400,000      100%              $49,103
         Equipment Notes
   7.50% Class B Enhanced     $ 54,800,000      100%              $18,897
         Equipment Notes
   8.93% Class C Enhanced     $ 65,800,000      100%              $22,690
         Equipment Notes
=====================================================================================
         TOTAL                $263,000,000      ----              $90,690
=====================================================================================

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the
Commission, acting pursuant to said Section 8(a), may determine.


                      CROSS REFERENCE SHEET
                      ---------------------


Item      Item Caption                  Location or Heading
                                           in Prospectus


A.        INFORMATION ABOUT THE TRANSACTION
          ---------------------------------

 1.       Forepart of the Regis-
          tration Statement and
          Outside Front Cover
          Page of Prospectus........    Facing Page; Cross
                                        Reference Sheet; Outside
                                        Front Cover Page of the
                                        Prospectus

 2.       Inside Front and Outside Back
          Cover Pages of Prospectus.... Inside Front Cover Page
                                        of Prospectus

 3.       Risk Factors; Ratio of
          Earnings to Fixed Charges
          and Other Information.....    "Prospectus Summary";
                                        "Risk Factors";
                                        "Business";
                                        "Selected Consolidated
                                        Financial and Operating
                                        Data"

 4.       Terms of the Transaction...   "Prospectus Summary";
                                        "Risk Factors"; "The
                                        "The Exchange Offer";
                                        "Description of the
                                        Notes"; "United States
                                        Federal Income Tax
                                        Consequences"; "Plan of
                                        Distribution"

 5.       Pro Forma Financial
          Information................   *

 6.       Material Contacts With the
          Company Being Acquired.....   *

 7.       Additional Information
          Required for Reoffering
          by Persons and Parties
          Deemed to be Underwriters..   *

 8.       Interests of Named
          Experts and Counsel........   "Independent Auditors";
                                        "Experts"; "Legal
                                        Matters"

 9.       Disclosure of Commission
          Position on Indemnifi-
          cation for Securities
          Act Liabilities............   *


B.   INFORMATION ABOUT THE REGISTRANT
     --------------------------------

10.       Information With Respect
          to S-3 Registrants.........   *

11.       Incorporation of Certain
          Information by Reference...   *

12.       Information With Respect
          to S-2 or S-3 Registrants..   *

13.       Incorporation of Certain
          Information by Reference...   *

14.       Information With Respect
          to Registrants Other Than
          S-2 or S-3 Registrants.....   Cover Page of Regis-
                                        tration Statement;
                                        "Prospectus Summary";
                                        "Risk Factors";
                                        "Business"; "Use
                                        of Proceeds"; "Selected
                                        Consolidated Financial
                                        and Operating Data";
                                        "Management's Discussion
                                        and Analysis of Financial
                                        Condition and Results of
                                        Operations";
                                        "Management";
                                        "Security Ownership of
                                        Certain Beneficial Owners
                                        and Management".

15.       Information With Respect
          S-3 Companies..............   *


C.   INFORMATION ABOUT THE COMPANY BEING ACQUIRED
     --------------------------------------------

16.       Information With Respect      *
          to S-2 or S-3 Companies....

17.       Information With Respect
          to Companies Other Than
          S-2 or S-3 Companies.......   *

18.       Information if Proxies,
          Consents or Authorizations
          are to be Solicited........   *


D.   VOTING AND MANAGEMENT INFORMATION
     ---------------------------------

19.       Information if Proxies,
          Consents or Authorizations
          are not to be Solicited
          or in an Exchange Offer       "Management"; "Security
                                        Ownership of Certain
                                        Beneficial Owners and
                                        Management"

____________________
*Not Applicable

PRELIMINARY PROSPECTUS
SUBJECT TO COMPLETION, DATED MAY 21, 1996
- -------------------------------------------

                          $263,000,000
                          ------------

    Offer to Exchange 6.76% Class A Enhanced Equipment Notes,
           7.50% Class B Enhanced Equipment Notes and
      8.93% Class C Enhanced Equipment Notes for any and all
        outstanding 6.76% Class A Enhanced Equipment Notes,
            7.50% Class B Enhanced Equipment Notes and
             8.93% Class C Enhanced Equipment Notes

     USAir, Inc. ("USAir" or the "Company") hereby offers to exchange (the "Exchange Offer") (a) up to $142,400,000 in aggregate principal amount of new 6.76% Class A Enhanced Equipment Notes (the "New Class A Notes") for up to $142,400,000 in aggregate principal amount of outstanding Class A Enhanced Equipment Notes (the "Old Class A Notes"), (b) up to $54,800,000 in aggregate principal amount of new 7.50% Class B Enhanced Equipment Notes (the "New Class B Notes") for up to $54,800,000 in aggregate principal amount of outstanding Class B Enhanced Equipment Notes (the "Old Class B Notes") and (c) up to $65,800,000 in aggregate principal amount of new 8.93% Class C Enhanced Equipment Notes (the "New Class C Notes") for up to $65,800,000 in aggregate principal amount of outstanding Class C Enhanced Equipment Notes (the "Old Class C Notes"; the New Class A Notes, the New Class B Notes and the New Class C Notes are sometimes collectively referred to as the "New Notes"; the Old Class A Notes, the Old Class B Notes and the Old Class C Notes are sometimes collectively referred to as the "Old Notes"; the New Notes and the Old Notes, collectively, the "Notes").

     The Old Notes were issued pursuant to three separate indentures (each, an "Indenture") dated as of February 15, 1996 between USAir and Wilmington Trust Company, as Indenture Trustee. The terms of the New Notes are identical in all respects (including principal amount, interest rate and maturity) to the terms of the Old Notes for which they may be exchanged in the Exchange Offer, except that the New Notes are freely transferable by holders thereof and are issued free from any covenant regarding registration. The New Notes will evidence the same debt as the Old Notes and contain terms which are identical to the terms of the Old Notes that are to be exchanged therefor.
For a complete description of the terms of the New Notes, see "Description of the Notes." There will be no cash proceeds to USAir from the Exchange Offer.

     The Old Notes were issued and sold on February 16, 1996 in transactions not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in Section 4(2) of the Securities Act (the "Private Offering"). Accordingly, the Old Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. The New Notes are being offered hereunder in order to satisfy the obligations of USAir under a registration rights agreement (the "Registration Rights Agreement") dated as of February 15, 1996 between Morgan Stanley & Co. Incorporated, Salomon Brothers Inc., Chase Securities, Inc. and Lehman Brothers Inc. (collectively, the "Initial Purchasers") on the one hand and USAir on the other, relating to the Old Notes. See "The Exchange Offer--Purposes of the Exchange Offer." New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is an "affiliate" of USAir within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangements with any person to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The "Letter of Transmittal" relating to the Exchange Offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. USAir will, for a period of 90 days after the Expiration Date (as defined herein), make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     The Notes constitute securities for which there is no established trading market. Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding. USAir does not currently intend to list the New Notes on any securities exchange. To the extent that any Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange. The Exchange Offer will expire at 5:00 p.m., New York City time, on _____________, 1996, unless extended (the "Expiration Date"). The date of acceptance for exchange of the Old Notes (the "Exchange Date") will be the first business day following the Expiration Date. Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date, otherwise such tenders will be irrevocable. USAir will pay all expenses incident to the Exchange Offer.

     See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors in evaluating the New Notes.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
            OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
              ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                   REPRESENTATION TO THE CONTRARY IS A
                            CRIMINAL OFFENSE.

               The date of this Prospectus is ___________, 1996

                      AVAILABLE INFORMATION
                      ---------------------

     USAir has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (the "Exchange Offer Registration Statement") under the Securities Act with respect to the New Notes offered hereby. This Prospectus does not contain all the information set forth in the Exchange Offer Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Offer Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. USAir is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports with the Commission. Such reports and other information concerning USAir may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1228; The Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 75 Park Avenue, New York, New York 10007, 14th Floor. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE EXCHANGE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------

                       TABLE OF CONTENTS
                       -----------------
                                                            Page
- ----------------------------------------------------------- ----

Prospectus Summary........................................    1
Risk Factors..............................................   28
Use of Proceeds...........................................   47
Description of the Aircraft and the Appraisals............   48
Selected Financial and Operating Information..............   50
Management's Discussion and Analysis of
   Financial Condition and Results of Operations..........   53
Business..................................................   89
Management................................................  141
Beneficial Security Ownership.............................  161
The Exchange Offer........................................  169
Description of the Notes..................................  180
Plan of Distribution......................................  208
United States Federal Income Tax Consequences.............  209
Legal Matters.............................................  210
Independent Auditors......................................  210
Experts...................................................  210
Consolidated Financial Statements.........................  211


                            ------------

                      PROSPECTUS SUMMARY
                      ------------------

     The following summary does not purport to be complete and is qualified in its entirety by the detailed information contained elsewhere in this Prospectus. Capitalized terms used in this summary and not defined herein shall have the meanings assigned to them elsewhere in this Prospectus.


                         The Company
                         -----------

     USAir, a certificated air carrier engaged primarily in the business of transporting passengers, property and mail, is a wholly-owned subsidiary of USAir Group, Inc. ("USAir Group").
USAir accounted for approximately 93% of USAir Group's operating revenues for the fiscal year ended December 31, 1995 and 92% of USAir Group's operating revenues for the first quarter of 1996. USAir is USAir Group's principal operating subsidiary. USAir enplaned more than 57 million passengers in 1995 and was the fifth largest United States air carrier ranked by revenue passenger miles ("RPMs") in 1995. As of December 31, 1995, USAir provided regularly scheduled jet service through 108 airports to approximately 143 cities in the continental United States, Canada, Mexico, France, Germany and the Caribbean. USAir's executive offices are located at 2345 Crystal Drive, Arlington, Virginia 22227 (telephone number (703) 418-7000) and its primary connecting hubs are located at the principal airports in Pittsburgh, Pennsylvania, Charlotte, North Carolina, Philadelphia, Pennsylvania, and Baltimore/Washington International Airport ("BWI"). USAir also maintains significant operations at major airports in the large east coast population centers of Boston, New York City (LaGuardia Airport ("LaGuardia")) and Washington, D.C. (National Airport ("Washington National")). When measured by departures, USAir is the largest or second largest airline at each of the foregoing airports and is the predominant air carrier in many smaller eastern cities, such as Albany, Buffalo, Hartford, Providence, Richmond, Rochester and Syracuse. In addition, USAir is the leading airline from the Northeast to Florida. As discussed below in "Business - Significant Impact of Low Cost, Low Fare Competition," a substantial portion of USAir's RPMs are flown within or to and from the eastern United States. For fiscal year 1995, approximately 36% of all scheduled flights on the east coast of the United States were USAir flights. Approximately 64% of USAir's current flights and 44% of its available seat miles ("ASMs") are represented by intra-east coast flying.

     USAir has an important international alliance with British Airways Plc ("BA"), a major investor in USAir Group. As of December 31, 1995, USAir and BA had implemented code sharing from 70 of the 138 airports currently authorized by the United States Department of Transportation ("DOT"). The USAir/BA alliance also extends to the sharing of ground services at certain airports and joint cooperation in areas such as product branding, cargo services, jet fuel purchasing, frequent traveler programs and maintenance services.

     USAir also code-shares with eleven regional airlines which operate under the "USAir Express" trade name. USAir has entered into service agreements with each of the USAir Express carriers. Through its service agreements with the USAir Express carriers, USAir provides reservations and, at certain stations, ground support and other services, in return for service fees. The USAir Express network feeds traffic into USAir's route system at several points, including its major hub operations at Pittsburgh, Charlotte, Philadelphia and BWI. At December 31, 1995, USAir Express carriers enplaned approximately 9.6 million passengers, over half of whom connected to USAir flights. USAir also has a management agreement and code shares with Shuttle, Inc. which operates under the name "USAir Shuttle." The USAir Shuttle operates frequent service between LaGuardia and Boston and between LaGuardia and Washington National.

     In January 1996, Stephen M. Wolf was appointed Chairman and Chief Executive Officer of USAir and of USAir Group. Mr. Wolf succeeds Seth E. Schofield, who retired after 38 years with USAir. Mr. Wolf has been a senior executive at United Airlines, Inc. ("United"), The Flying Tiger Line Inc. ("Flying Tigers"), Republic Airlines, Inc. ("Republic"), Continental Airlines, Inc. ("Continental"), Pan American World Airways ("Pan Am") and American Airlines, Inc. ("American"). In addition, in February 1996, USAir announced the executive appointments of Rakesh Gangwal as President and Chief Operating Officer of USAir and USAir Group and Lawrence
M. Nagin as Executive Vice President- Corporate Affairs and General Counsel of USAir and USAir Group. Mr. Gangwal has been a senior officer at Air France and United and Mr. Nagin has held senior positions at United and Flying Tigers.

Strategy
- --------

     USAir recorded a net loss of $54.9 million for the three months ended March 31, 1996 compared to a net loss of $101.8 million for the three months ended March 31, 1995. USAir recorded net income of $33.0 million and operating income of $234.7 million for the fiscal year ended December 31, 1995 compared with a net loss of $716.2 million and an operating loss of $517.0 million for the fiscal year ended December 31, 1994. The year-over-year improvement reflects a $406.3 million revenue increase coupled with a decrease in operating expenses of $345.3 million. From 1989 through 1994, USAir incurred substantial losses. Its results of operations have been adversely affected by, among other factors, the growth of low cost, low fare competition, particularly in 1994, and its unit costs, which are the highest of United States air carriers. USAir has been striving to improve its profitability and respond to the competitive environment that characterizes the United States airline industry by:

      -     Rationalizing the level and geographic distribution of
                 its capacity;

      -     Building brand loyalty by improving its product and its
                 delivery; and

      -     Reducing its operating costs and aircraft commitments.

Most recently, Stephen M. Wolf, Chairman of the Board of Directors and Chief Executive Officer of both USAir Group and USAir, and Rakesh Gangwal, President and Chief Operating Officer of both companies, have held a series of employee meetings where they presented their assessment of USAir's competitive position. The focal point of these meetings was to communicate senior management's belief that USAir must lower its personnel costs, increase employee productivity, increase the quality of USAir's service and customer satisfaction and grow in size to ensure long-term viability. USAir remains committed to reducing USAir's personnel costs and improving employee productivity. With regard to the growth of USAir, USAir believes that internal growth is preferable but has not excluded other alternatives.

Capacity and Route Rationalization
- ----------------------------------

     Beginning in the spring of 1995, USAir instituted a significant rationalization of its capacity and routes with the goals of reducing less profitable non-hub (point-to-point) flying, emphasizing the quality of departures versus quantity of flights, reducing excess capacity in strong markets and replacing low demand jet service with modern turboprop aircraft operated by USAir Express. The effect of USAir's rightsizing plan has been a reduction in the number of USAir's departures and its capacity. In the second half of 1995, departures decreased by 17% and capacity (as measured by ASMs) decreased 10.8% compared to the second half of 1994. ASMs decreased by 11.4% in the first three months of 1996 compared to the first three months of 1995. Although USAir's traffic (as measured by RPMs) also declined as a result of the rightsizing plan, USAir was successful in retaining a significant portion of the revenue and traffic from eliminated flights. In the second half of 1995, USAir achieved a record load factor of 66.2%. For the full year 1995, USAir's load factor also set a record at 64.7%. USAir's first quarter 1996 load factor was 64.6% (also a USAir record for the first quarter). For fiscal year 1995, USAir's departures, ASMs and traffic were down by 10%, 4.7% and 0.9%, respectively. In addition, by December 31, 1995, USAir non-hub flying represented less than 10% of its total flying, compared to approximately 18% at December 31, 1994.

     USAir has been seeking to broaden its route portfolio by leveraging its strong east coast franchise into expanded transcontinental and international service from the eastern United States. By diversifying its route structure in this way, USAir can enhance its long-haul service and increase its average length of haul. Increasing its length of haul will enable USAir to increase the average value of tickets sold and reduce the unit cost of serving each passenger. In 1995, USAir's length of haul increased 4.1% to 664 miles from 638 miles in 1994. Length of haul for the first three months of 1996 was 673 miles, a 2.1% increase over the first three months of 1995. Domestically, USAir has added more flights to the west coast from its hubs. In 1995, USAir retired, sold, returned or otherwise disposed of 37 operating aircraft while adding seven Boeing 757s - an aircraft more suitable for transcontinental operations. At March 31, 1996, USAir operated 34 Boeing 757-200 aircraft and had orders for eight additional 757 aircraft to be delivered in 1998.

     Internationally, USAir has expanded service to the Caribbean and has re-aligned its international routes in an effort to further develop Philadelphia and Boston as transatlantic gateways. In this regard, the DOT recently granted USAir a two-year exemption authority to operate to Madrid from both Philadelphia and Boston. USAir intends to begin service to Spain from Philadelphia on June 15, 1996. In addition, USAir recently re-aligned its Frankfurt service. It increased the number of weekly flights from the East Coast from 14 to 21 in June 1995 for the summer season and introduced non-stop service from Philadelphia and Boston. In February 1996, USAir received final approval from the DOT to serve Munich, Germany from Philadelphia. USAir will commence Munich service on May 23, 1996. The number of weekly USAir flights to Germany will increase to 28 by mid-1996. In April 1996, the DOT USAir received final approval from the DOT for service to Rome, Italy from Philadelphia with through service from Los Angeles. USAir intends to commence Rome service on or about June 1, 1996. USAir estimates that its transatlantic capacity in 1996 (as measured by ASMs) will increase by approximately 54% compared to 1995. USAir believes that the further development of international service from Philadelphia and Boston will enable it to achieve a competitive advantage by leveraging USAir's existing domestic network with the strong local transatlantic demand and the favorable geographic position of these cities.

     USAir has been phasing out of the "wet lease" arrangements with BA and one of the three wet leased Boeing 767-200ER aircraft was returned to USAir in December 1995. A second aircraft was returned in February 1996. The remaining aircraft is expected to be returned to USAir on May 31, 1996. Under the wet lease arrange-ments, USAir leased three Boeing 767-200ER aircraft, along with cockpit and cabin crews, to BA in order to serve three routes between the U.S. and London. Upon termination of the wet lease arrangements, USAir is utilizing the returned aircraft as part of USAir's planned expansion of international service. BA did not exercise its right on January 21, 1996 to purchase additional preferred stock in USAir Group, as discussed below in "Business-British Airways Investment Agreement-Provisions Regarding Additional BA Investments, BA Announcements Regarding No Additional Investment in USAir Group" and "Risk Factors-Likelihood of No Further Investment by British Airways."

     USAir's reduction in jet aircraft and its continuing efforts to reduce costs and enhance revenue by eliminating less profitable routes have resulted in the cessation of or reduction in jet flying between certain city pairs. In some cases, existing or former jet routes have been turned over to USAir Express with the goal of maintaining portions of the revenue base (particularly the hub connecting traffic) with lower cost operations.

     In 1992, USAir reached an agreement with the creditors of the Trump Shuttle to manage and operate the Trump Shuttle under the name "USAir Shuttle" for a period of up to ten years. Under the agreement, USAir Group has an option to purchase the shuttle operation on or after October 10, 1996 with an exclusive right to do so until April 10, 1997. USAir believes that the USAir Shuttle fosters traveler loyalty towards USAir because of the USAir Shuttle's participation in USAir's Frequent Traveler Program ("FTP").


Enhanced Customer Service, Performance and Reliability
- ------------------------------------------------------

     USAir has undertaken a number of initiatives to build brand loyalty among its customers with the goal of maintaining and enhancing its traditional unit revenue premiums over its competitors. USAir hopes to increase its market share of business travelers and long-haul customers. The initiatives include:

     Focus on Business Traveler. Based upon extensive customer research, USAir is tailoring its services to meet the demands of business travelers. USAir is expanding the first-class cabins on a significant portion of its aircraft, expanding "business centers" in certain airports, upgrading certain USAir Club facilities and replacing USAir's on-board phone system to improve service. USAir also improved business passenger accessibility to its first class cabins through an expansion program which permits certain passengers to ride in first class for the price of a full fare coach ticket. This product is now offered in many of the transcontinental markets that USAir serves. USAir announced in April 1996 that it was abandoning its Business Select product, a business class service offered in certain short-haul markets.
USAir will instead increase the first class cabins on aircraft that had been modified for Business Select. USAir also believes that the introduction of its personal travel software, "Priority TravelWorks", will appeal to many high-volume business travelers by providing users with more information and greater control over their travel arrangements.

     Technology and New Facilities. In addition to "Priority TravelWorks," USAir is investing in technology that should positively affect its marketing, operational performance and customer services. USAir commenced "ticketless travel" (i.e., electronic ticketing) in April 1996 in an effort to reduce distribution costs and increase travelers' convenience and is actively seeking to expand the scope of ticketless travel to its international service and on USAir Shuttle flights. In addition, USAir is testing self-ticketing machines which, if expanded from the test phase, could further reduce distribution costs and save time for USAir's customers. Distribution costs currently account for approximately $1 billion of USAir's annual operating expenses. USAir has also implemented a new inventory management system that allows it to better allocate seats within fare levels to maximize revenues. USAir has created a state-of-the-art operations control center in Pittsburgh. The center improves decision-making by coordinating all flight-related functions such as dispatching, aircraft routing, maintenance and technical support, crew scheduling and passenger services.

     Improved Service Levels. USAir has improved both its operational performance and attention to customer services. In 1994, USAir ranked ninth in on-time performance among the ten major United States airlines. USAir improved its operational performance significantly in 1995 and finished the year third in on-time performance. USAir is also implementing customer service enhancements in its international operations and is investing in the training and development of its customer service employees through a "Core Curriculum Training Program."

     Safety. USAir recently implemented several additional safety initiatives. In November 1994, USAir created a new position of Vice President-Corporate Safety and Regulatory Compliance. USAir has established a new committee of its board of directors, the Safety Committee, which has oversight of all corporate safety matters. In addition, USAir retained an aviation consulting firm to conduct a full audit of USAir's safety operations. In the opinion of the safety auditors, USAir was being operated safely in compliance with regulations of the Federal Aviation Administration (the "FAA").


Cost Reductions
- ---------------

     Although USAir has recently demonstrated significantly improved financial performance, USAir believes that it must continue to lower its costs (including personnel costs) in order to compete effectively in a low fare environment.

     Operating Costs. USAir, whose operating costs are the highest among the United States airlines, is actively pursuing several initiatives in an effort to further reduce its cost structure. USAir is working to achieve additional substantial cost savings through a combination of organizational and structural changes, reengineering and other initiatives including: centralization of its purchasing functions; realignment of customer services; improvements in operations performance to increase crew productivity; outsourcing of cargo, and communications; and reengineering of its maintenance operations, finance, reservations, purchasing, accounts payable, payroll and human resources functions. USAir has also taken other cost-cutting actions. In October 1995, USAir closed its Reno, Nevada reservations office as part of its long-term strategy to reduce costs and improve productivity. USAir reduced the number of daily departures at Newark International Airport from 51 as of December 31, 1994 to 14 by December 1995, and plans to eliminate several additional departures in the coming months, as part of its strategy to use assets where they can be the most productive. The changes have resulted in lower staffing levels in customer service and maintenance.

     In February 1995, USAir and several other major U.S. carriers, including Delta Airlines, Inc. ("Delta"), American, Northwest Airlines, Inc. ("Northwest") and United, imposed limits on the base commissions they pay travel agents for domestic air fares. See "Business - Industry Restructuring and Cost-Cutting." The new limits on commissions are designed to reduce one of the airlines' largest expenses. USAir has experienced cost savings due to the new commission limits.

     In March 1994, in an attempt to reduce its annual labor personnel costs by approximately $500 million through concession agreements involving wage and benefit reductions, improved productivity and other cost savings, USAir Group began negotiating with the unions that represent certain of USAir's employees. USAir's wages and benefits are the largest single component of its operating costs (approximately 41% for 1995). In late July 1995, USAir Group announced that it was ending discussions with the unions on a wage concession and restructuring package and that it would concentrate on reducing USAir's labor costs through tradi-tional collective bargaining. See "Business - Employees." USAir remains committed to obtaining labor cost reductions.

     Aircraft Commitments. In order to decrease aircraft ownership costs, facilitate its capacity rationalization plan and reduce its fleet size and number of fleet types, USAir has deferred new aircraft deliveries, pursued the sale or lease of certain jet aircraft and declined to renew leases for certain other aircraft upon lease expiry. In 1995, USAir reduced its operating fleet by a net of 37 (including the sale of thirteen Boeing 737-300 aircraft) and eliminated Boeing 727 aircraft from its operating fleet. USAir recorded a small financial statement gain from the sales of the above-described 737-300 aircraft to leasing companies. USAir intends to retire or return to the lessors additional Fokker F28-4000s and Douglas DC-9-30s in 1996 and 1997.

     USAir has no current plans to add new aircraft to its fleet until January 1998. In May 1994, USAir reached an agreement with The Boeing Company ("Boeing") to reschedule the delivery of 40 737-300 series aircraft from the 1997 through 2000 time period to the years 2003 through 2005. In June 1995, USAir reached agreements with Boeing and Rolls-Royce plc ("Rolls-Royce") to reschedule the delivery dates for eight 757-200 aircraft from 1996 to 1998. As a result of these recent agreements, USAir's capital commitments have been substantially reduced for the 1996 to 2000 time period. In addition, USAir has committed financing for a substantial portion of the purchase price of each of the scheduled 1998 deliveries.


                         Transaction Overview
                         --------------------

     On February 16, 1996 (the "Closing Date"), USAir issued the Old Notes, the proceeds of which were used as part of the funds necessary to repay in full the indebtedness incurred by USAir in connection with its acquisition of nine Boeing 757-200 aircraft (each an "Aircraft" and collectively, the "Aircraft"). USAir took delivery of two of the Aircraft from Boeing in the fourth quarter of 1994 and seven during 1995. Each of the Aircraft is equipped with two Rolls-Royce model RB211-535E4 aircraft engines.

    The Old Class A Notes, the Old Class B Notes and the Old Class C Notes were issued in principal amounts not exceeding 32.5%, 45% and 60%, respectively, on a cumulative basis, of $438,120,000 - the "Initial Aggregate Appraised Value." "Appraised Value" for an Aircraft is defined as the lower of the average and median of the appraisals for such Aircraft as of December 31, 1995 from the following three independent aircraft appraisal and consulting firms commissioned by USAir: AirClaims Limited ("AirClaims"), Aircraft Information Services, Inc. ("AISI") and BK Associates, Inc. ("BK"). The Initial Aggregate Appraised Value of $438,120,000 was the sum of the nine Appraised Values.

     The Old Notes are and the New Notes will be secured by a security interest in, among other things, the Aircraft, granted on the Closing Date by USAir to Wilmington Trust Company, as collateral agent (the "Collateral Agent") under a Collateral Agency Agreement (the "Collateral Agency Agreement") entered into by USAir, the Indenture Trustees, the Liquidity Providers (as defined herein) and the Collateral Agent. Payments of interest on the Notes will be supported by three separate Liquidity Facilities (as defined herein), being provided initially by Westdeutsche Landesbank Girozentrale, acting through its New York branch ("WestLB New York"), each in an amount sufficient to pay interest on (but not principal of or premium on) the respective Class of Notes at the applicable interest rate on three successive semi-annual Interest Payment Dates (as defined herein).

     USAir will make semi-annual payments of interest on, and is expected to make semi-annual payments of principal of, the Notes directly to the Collateral Agent. From these payments (as well as from other payments described herein required to be made by USAir under the Collateral Agency Agreement and the Liquidity Agreements (as defined herein)), the Collateral Agent will first reimburse the Liquidity Providers for amounts owing to such Liquidity Providers and then pay to the applicable Indenture Trustee for each Class of Notes interest on and principal of the Notes. The expected final principal payment date of the Notes is April 15, 2008. Failure to make an expected payment of principal of the Notes before the Legal Maturity Date (as defined below) is not an Event of Default (as defined herein) under the applicable Indenture.


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                              - 15 -

                           Summary of Terms of the Notes
                    Class A Notes   Class B Notes   Class C Notes
                    --------------  --------------  -------------
Aggregate Princi-
 pal Amount.......  $142,400,000    $54,800,000    $65,800,000
Ratings of Old Notes
 on February 16, 1996:
 Moody's..........       A2             Baa1           Ba2
 S&P..............       A+              A-            BBB-
Initial Loan to
 Aircraft Value
 (cumulative).....      32.5%          45.0%          60.0%
Expected Average
 Life Date........   02/20/2006     02/20/2006     02/20/2006
Initial Average
 Life (in years)..      10.0           10.0           10.0

Interest Payment
 Dates............   04/15 & 10/15  04/15 & 10/15  04/15 & 10/15
Expected Principal
 Payment Dates....   04/15 & 10/15  04/15 & 10/15  04/15 & 10/15
Final Expected
 Payment Dates....    04/15/2008     04/15/2008     04/15/2008
Legal Maturity
 Date.............    10/15/2009     10/15/2009    10/15/2009
Minimum Denomi-
 nation...........    $100,000       $100,000      $100,000
Section 1110 Pro-
 tection (1)......        yes           yes           yes
Liquidity Provider
 Ratings..........    A-1+/P-1       A-1+/P-1       A-1+/P-1
Liquidity Facility
 Coverage.........  3 semi-annual  3 semi-annual   3 semi-annual
                      int. pymts.   int. pymts.      int. pymts.
Initial Liquidity
 Facility
  Amounts(2)......  $14,439,360    $ 6,165,000     $ 8,813,910
- -----------------------------------------------------------------
(1) The benefits of Section 1110 of the Bankruptcy Code are
available to the Collateral Agent.
(2) The initial available amount of each of the Liquidity
Facilities is sufficient to cover three times the amount of
interest to accrue on the relevant Class of Notes during the first semi-annual interest period.  The aggregate initial amount of the
Liquidity Facilities is $29,418,270.


                       Aircraft Securing the Notes
                       ---------------------------

     The following table sets forth the registration number, type, in-service date and Appraised Value of each of the
Aircraft:



  Aircraft
Registration                    Aircraft      Appraised
   Number     Aircraft Type In-Service Date   Values(1)
- ------------ -------------- --------------- ------------
   N625VJ    Boeing 757-200  November 1994   $47,710,000
   N626AU    Boeing 757-200  November 1994    47,920,000
   N627AU    Boeing 757-200  February 1995    48,330,000
   N628AU    Boeing 757-200  February 1995    48,330,000
   N629AU    Boeing 757-200    March 1995     48,740,000
   N630AU    Boeing 757-200    April 1995     48,750,000
   N631AU    Boeing 757-200     May 1995      49,170,000
   N632AU    Boeing 757-200    June 1995      49,380,000
   N633AU    Boeing 757-200    July 1995      49,790,000
                                            ------------
                                            $438,120,000
                                            ============
- ------------------------------------------------------------
(1) Appraised Value for each Aircraft means the lower of the average and median of the appraisals for such Aircraft
commissioned by USAir from AirClaims, AISI and BK as of December
31, 1995.  The median appraisal was used in each case.


            [remainder of page left blank intentionally]

                       Loan to Value Ratios
                       --------------------

     The following table sets forth loan to value ratios ("LTVs") for each Class of Notes as of the date specified. The LTV for any Class of Notes is equal to the outstanding principal amount of such Class, together in each case with the outstanding principal amount of the Notes of all Classes senior to such Class, divided by the "Assumed Aggregate Appraised Value." USAir does not generally disclose projections of future values. USAir has no obligation, and does not intend, to prepare updated projections of the LTVs set forth below.

     The table is based on the assumption that the value of each Aircraft included in the aggregate pool set forth below depreciates by 2% per year from the Initial Aggregate Appraised Value. Other rates or methods of depreciation would result in materially different LTVs and no assurance can be given (i) that the depreciation rates and method assumed for the purpose of the table are those most likely to occur or (ii) as to the actual future value of any Aircraft. The Note balances are calculated on the assumption that USAir makes all payments of principal when expected to be made. Thus, the table should not be considered a forecast or prediction of expected or likely LTVs but simply a mathematical calculation based on one set of assumptions.

         [remainder of page left blank intentionally]


                           Class A
                           -------

                      Assumed
                      Aggregate
                      Appraised         Class A      Class A
Payment Date          Value (1)         Balance        LTV
- ------------      -----------------   ------------   -------
Apr. 15, 1996       $438,120,000      $142,400,000    32.5%
Oct. 15, 1996        438,120,000       138,703,000    31.7%
Apr. 15, 1997        429,357,600       137,011,500    31.9%
Oct. 15, 1997        429,357,600       135,320,000    31.5%
Apr. 15, 1998        420,595,200       133,797,650    31.8%
Oct. 15, 1998        420,595,200       132,275,300    31.4%
Apr. 15, 1999        411,832,800       130,895,410    31.8%
Oct. 15, 1999        411,832,800       129,515,520    31.4%
Apr. 15, 2000        403,070,400       128,503,680    31.9%
Oct. 15, 2000        403,070,400       127,491,840    31.6%
Apr. 15, 2001        394,308,000       126,657,177    32.1%
Oct. 15, 2001        394,308,000       124,996,877    31.7%
Apr. 15, 2002        385,545,600       123,842,573    32.1%
Oct. 15, 2002        385,545,600       122,980,798    31.9%
Apr. 15, 2003        376,783,200       120,627,040    32.0%
Oct. 15, 2003        376,783,200       119,285,600    31.7%
Apr. 15, 2004        368,020,800       113,635,200    30.9%
Oct. 15, 2004        368,020,800       110,353,800    30.0%
Apr. 15, 2005        359,258,400       103,923,520    28.9%
Oct. 15, 2005        359,258,400        96,807,604    26.9%
Apr. 15, 2006        350,496,000        88,857,600    25.4%
Oct. 15, 2006        350,496,000        79,804,800    22.8%
Apr. 15, 2007        341,733,600        73,154,400    21.4%
Oct. 15, 2007        341,733,600        63,648,000    18.6%
Apr. 15, 2008        332,971,200                 0     0.0%
- -----------------------------
(1) The Assumed Aggregate Appraised Value set forth opposite
April 15, 1996 (but not the Assumed Aggregate Appraised Values
for subsequent periods) is the Initial Aggregate Appraised Value
(see "Description of the Aircraft and the Appraisals"). No
assurance can be given that such value represents the realizable value of the Aircraft.  See "Risk Factors-Limitations Regarding
Aircraft Collateral-Appraisals of Aircraft; Realizable Value" and
"Description of the Aircraft and the Appraisals."


                           Class B
                           -------
                      Assumed
                      Aggregate
                      Appraised         Class B      Class B
Payment Date          Value (1)         Balance        LTV
- ------------      -----------------   ------------   -------
Apr. 15, 1996       $438,120,000      $54,800,000    45.0%
Oct. 15, 1996        438,120,000       53,377,278    43.8%
Apr. 15, 1997        429,357,600       52,726,336    44.2%
Oct. 15, 1997        429,357,600       52,075,393    43.6%
Apr. 15, 1998        420,595,200       51,489,545    44.1%
Oct. 15, 1998        420,595,200       50,903,697    43.6%
Apr. 15, 1999        411,832,800       50,372,672    44.0%
Oct. 15, 1999        411,832,800       49,841,647    43.6%
Apr. 15, 2000        403,070,400       49,452,259    44.2%
Oct. 15, 2000        403,070,400       49,062,871    43.8%
Apr. 15, 2001        394,308,000       48,741,666    44.5%
Oct. 15, 2001        394,308,000       48,102,731    43.9%
Apr. 15, 2002        385,545,600       47,658,518    44.5%
Oct. 15, 2002        385,545,600       47,326,880    44.2%
Apr. 15, 2003        376,783,200       46,421,080    44.3%
Oct. 15, 2003        376,783,200       45,904,852    43.8%
Apr. 15, 2004        368,020,800       43,730,400    42.8%
Oct. 15, 2004        368,020,800       42,467,614    41.5%
Apr. 15, 2005        359,258,400       39,993,040    40.1%
Oct. 15, 2005        359,258,400       37,254,612    37.3%
Apr. 15, 2006        350,496,000       34,195,200    35.1%
Oct. 15, 2006        350,496,000       30,711,398    31.5%
Apr. 15, 2007        341,733,600       28,152,115    29.6%
Oct. 15, 2007        341,733,600       24,493,753    25.8%
Apr. 15, 2008        332,971,200                0     0.0%
- -----------------------------
(1) The Assumed Aggregate Appraised Value set forth opposite
April 15, 1996 (but not the Assumed Aggregate Appraised Values
for subsequent periods) is the Initial Aggregate Appraised Value
(see "Description of the Aircraft and the Appraisals"). No
assurance can be given that such value represents the realizable value of the Aircraft.  See "Risk Factors-Limitations Regarding
Aircraft Collateral-Appraisals of Aircraft; Realizable Value" and
  "Description of the Aircraft and the Appraisals."


                           Class C
                           -------

                      Assumed
                      Aggregate
                      Appraised         Class B      Class B
Payment Date          Value (1)         Balance        LTV
- ------------      -----------------   ------------   -------
Apr. 15, 1996       $438,120,000      $65,800,000    60.0%
Oct. 15, 1996        438,120,000       64,091,695    58.5%
Apr. 15, 1997        429,357,600       63,310,089    58.9%
Oct. 15, 1997        429,357,600       62,528,483    58.2%
Apr. 15, 1998        420,595,200       61,825,038    58.8%
Oct. 15, 1998        420,595,200       61,121,592    58.1%
Apr. 15, 1999        411,832,800       60,483,975    58.7%
Oct. 15, 1999        411,832,800       59,846,357    58.1%
Apr. 15, 2000        403,070,400       59,378,807    58.9%
Oct. 15, 2000        403,070,400       59,911,258    58.4%
Apr. 15, 2001        394,308,000       58,525,578    59.3%
Oct. 15, 2001        394,308,000       58,758,388    58.5%
Apr. 15, 2002        385,545,600       57,225,009    59.3%
Oct. 15, 2002        385,545,600       57,826,801    58.9%
Apr. 15, 2003        376,783,200       56,739,180    59.1%
Oct. 15, 2003        376,783,200       55,119,329    58.5%
Apr. 15, 2004        368,020,800       52,508,400    57.0%
Oct. 15, 2004        368,020,800       50,992,135    55.4%
Apr. 15, 2005        359,258,400       48,020,840    53.4%
Oct. 15, 2005        359,258,400       44,732,727    49.8%
Apr. 15, 2006        350,496,000       41,059,200    46.8%
Oct. 15, 2006        350,496,000       36,876,094    42.1%
Apr. 15, 2007        341,733,600       33,803,087    39.5%
Oct. 15, 2007        341,733,600       29,410,382    34.4%
Apr. 15, 2008        332,971,200                0     0.0%
- -----------------------------
(1) The Assumed Aggregate Appraised Value set forth opposite
April 15, 1996 (but not the Assumed Aggregate Appraised Values
for subsequent periods) is the Initial Aggregate Appraised Value
(see "Description of the Aircraft and the Appraisals").  No
assurance can be given that such value represents the realizable value of the Aircraft.  See "Risk Factors-Limitations Regarding
Aircraft Collateral-Appraisals of Aircraft; Realizable Value" and
"Description of the Aircraft and the Appraisals."


                       The Exchange Offer
                       ------------------

Exchange Offer
- --------------

     USAir is offering to exchange pursuant to the Exchange Offer
(a) up to $142,400,000 in aggregate principal amount of new 6.76% Class A Enhanced Equipment Notes for up to $142,400,000 in aggregate principal amount of outstanding 6.76% Class A Enhanced Equipment Notes, (b) up to $54,800,000 in aggregate principal amount of new 7.50% Class B Enhanced Equipment Notes for up to $54,800,000 in aggregate principal amount of outstanding 7.50% Class B Enhanced Equipment Notes and (c) up to $65,800,000 in aggregate principal amount of new 8.93% Class C Enhanced Equipment Notes for up to $65,800,000 in aggregate principal amount of outstanding 8.93% Class C Enhanced Equipment Notes.
The terms of the New Notes are identical in all respects (including principal amount, interest rate and maturity) to the terms of the Old Notes for which they may be exchanged pursuant to the Exchange Offer, except that the New Notes are freely transferable by holders thereof, and are not subject to any covenant regarding registration under the Securities Act. See "The Exchange Offer-Terms of the Notes" and "-Terms and Conditions of the Letter of Transmittal."


Interest Payments
- -----------------

     Interest on the New Notes will accrue from the last Interest
Payment Date (defined below) on which interest was paid on the Old Notes so surrendered or, if no interest has been paid on such Old Notes, from February 16, 1996.


Minimum Condition
- -----------------

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.


Expiration Date
- ---------------

     The Exchange Offer will expire at 5:00 p.m., New York City time, on the Expiration Date.

Exchange Date
- -------------

     The date of acceptance for exchange of the Old Notes will be the first business day following the Expiration Date.


Conditions of the Exchange Offer
- --------------------------------

     USAir's obligation to consummate the Exchange Offer will be subject to certain conditions. See "The Exchange Offer-- Conditions to the Exchange Offer." USAir reserves the right to terminate or amend the Exchange Offer at any time prior the Expiration Date upon the occurrence of any such condition.


Withdrawal Rights
- -----------------

     Tenders may be withdrawn at any time prior to the Expiration
Date; otherwise, all tenders will be irrevocable.


Procedures for Tendering Notes
- ------------------------------

     See "The Exchange Offer--Tender Procedure."


Federal Income Tax Consequences
- -------------------------------

     The exchange of Old Notes for New Notes should not be a taxable exchange for federal income tax purposes. See "United
States Federal Income Tax Consequences."


Effect on Holders of Old Notes
- ------------------------------

     As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, this Exchange Offer, USAir will have fulfilled a covenant contained in the Registration Rights Agreement, and accordingly there will be no increase in the interest rate on the Old Notes pursuant to the terms of the Registration Rights Agreement, and the holders of the

Old Notes will have no further registration or other rights under the Registration Rights Agreement. Holders of the Old Notes who do not tender their Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and limitations applicable thereto under the applicable Indenture, except for any such rights under the Registration Rights Agreement which by their terms terminate or cease to have further effectiveness as a result of the making of, and the acceptance for exchange of all validly tendered Notes pursuant to, the Exchange Offer. All untendered Old Notes will continue to be subject to the restrictions on transfer provided for in the Old Notes and in the applicable Indenture. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Old Notes could be adversely affected.


Use of Proceeds
- ---------------

     There will be no cash proceeds to USAir from the exchange pursuant to the Exchange Offer.


                     Terms of the Notes
                     ------------------

New Notes Offered
- -----------------

     The form and terms of the New Notes are identical in all respects (including principal amount, interest rate and maturity) to the Old Notes except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof and are not subject to any covenant regarding registration under the Securities Act. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indentures. See "Description of the Notes".


Class A Notes
- -------------

     $142,400,000 aggregate principal amount of Class A Enhanced
Equipment Notes.

Class B Notes
- -------------

     $54,800,000 aggregate principal amount of Class B Enhanced
Equipment Notes.


Class C Notes
- -------------

     $65,800,000 aggregate principal amount of Class C Enhanced
Equipment Notes.


Interest Payments
- -----------------


Interest Payment Dates
- ----------------------

      Each April 15 and October 15, commencing April 15, 1996, except that, if any such date shall not be a Business Day (as defined in the Indentures), the Interest Payment Date shall be the next Business Day.


Interest
- --------

     Interest will be paid on each Class of Notes on each Interest Payment Date at the following interest rates: 6.76% for the New Class A Notes, 7.50% for the New Class B Notes and 8.93% for the New Class C Notes. Interest will be calculated assuming a 360-day year of twelve 30-day months.


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                              - 25 -

Principal Payments
- ------------------

Principal Payment Dates
- -----------------------

     The principal amount of the Notes is due and payable on the Legal Maturity Date. It is expected that a portion of the principal amount of each Note will be paid each April 15 and October 15, commencing October 15, 1996 (each, a "Principal Payment Date" and, together with the Interest Payment Dates, the "Payment Dates"). Failure to make an expected payment of principal before the Legal Maturity Date is not an Event of Default under the Indentures.


Expected Average Life Date
- --------------------------

     The initial expected average life date with respect to the amortization of each Class of Notes will be February 20, 2006.


Final Expected Payment Date
- ---------------------------

     It is expected that the final principal payment on the Notes will be made on April 15, 2008.


Legal Maturity Date
- -------------------

     October 15, 2009 for each Class of Notes (the "Legal
Maturity Date").


Redemption of the Notes
- -----------------------

Optional Redemption
- -------------------

     Any Class of Notes may be redeemed in whole or from time to time in part at the option of USAir, so long as no Collateral Access Event (as defined herein) has occurred and is continuing, at a redemption price equal to the outstanding principal amount of the Notes to be redeemed, together with accrued interest and, if any of the Notes are redeemed prior to February 20, 2006, a Make Whole Premium (as defined herein). See "Description of the Notes-Redemption." In calculating the Make Whole Premium, expected payments of principal and interest will be discounted at the applicable Treasury Yield (as defined herein).

     The Notes may be redeemed at par on or after February 20, 2006. Prior to any such redemption, all amounts (if any) then owing to the Liquidity Providers shall be paid in full.


Mandatory Redemption
- --------------------

     Following an Event of Loss (as defined herein), Notes of every Class shall be redeemed, so long as no Collateral Access Event has occurred and is continuing, at par plus accrued interest, in a pro rata amount (based upon the ratio borne by the initial Appraised Value of the Aircraft subject to such Event of Loss to the Initial Aggregate Appraised Value). All amounts paid in connection with any such redemption shall be applied (i) to the Notes within each Class pro rata in accordance with the then outstanding principal amount thereof and (ii) pro rata to each of the unpaid installments of principal of such Notes expected to be paid on each Principal Payment Date. Prior to any such redemption, all amounts (if any) then owing to the Liquidity Providers shall be paid in full. See "Description of the Notes-Redemption" and "Collateral Agency Agreement-Event of Loss."


Minimum Denominations
- ---------------------

     $100,000 and integral multiples of $1,000 in excess thereof.

Collateral
- ----------

     All amounts payable in respect of the Notes will be secured pursuant to the Collateral Agency Agreement by a security interest in, among other things, the Aircraft (collectively, the "Collateral"). See "Risk Factors-Limitations Regarding Aircraft Collateral," "Description of the Aircraft and the Appraisals" and "Description of the Notes-Collateral."


Events of Default
- -----------------

     The following constitute Events of Default under each
Indenture: the failure to pay within 15 days of the due date thereof (i) the outstanding principal amount of the applicable Class of Notes on the Legal Maturity Date for such Class or (ii) interest due on any Note on any Interest Payment Date (unless the Collateral Agent shall have made an Interest Advance with respect thereto).


Collateral Access Events
- ------------------------

     Each Indenture provides that, upon the occurrence and during the continuance of a Collateral Access Event, the applicable Indenture Trustee may, subject to notice requirements and grace periods, accelerate the Notes and, at (but only at) the direction of the Controlling Party (as defined herein), exercise remedies against USAir and the Collateral. "Collateral Access Events" under each Indenture include (subject to notice requirements and grace periods): (i) the failure by USAir to pay principal of the applicable Notes when expected, (ii) the failure by USAir to pay interest or premium on the applicable Notes when due, (iii) the failure to procure or maintain insurance as provided in the Collateral Agency Agreement, (iv) the failure to perform certain covenants under the Collateral Agency Agreement, (v) the falsity of representations and warranties in the Operative Documents in any material respect, (vi) certain bankruptcy, insolvency or reorganization events of USAir and (vii) the occurrence of a Collateral Access Event under any other Indenture. In addition, each Indenture provides that the acceleration of one Class of Notes will result in the acceleration of all of the Notes. The

Controlling Party shall have the exclusive right to cause and direct the exercise of remedies following an acceleration of Notes. See "Description of the Notes-Collateral Agency
Agreement-Collateral Access Events" and "-Collateral Agency
Agreement-Remedies."


Purchase Rights of Noteholders
- ------------------------------

     Upon acceleration of the Notes, the holders of each junior Class of Notes shall have the right to purchase all, but not less than all, of the Notes of all senior Classes at a purchase price equal to par plus accrued interest. See "Description of the Notes-Purchase Rights of Noteholders."


Liquidity Facilities
- --------------------

     With respect to each Class of Notes, USAir has entered into a Liquidity Agreement (collectively, the "Liquidity Agreements") with the Liquidity Provider for such Class of Notes pursuant to which such Liquidity Provider has agreed to make advances to the Collateral Agent (each such advance, an "Interest Advance") to pay interest on (but not principal of or premium on) the Notes of such Class in an amount equal, at any time, to three times the interest payable on such Notes on the next Interest Payment Date (collectively, the "Liquidity Facilities") to the extent that payments made by USAir to the Collateral Agent on or prior to the fifth day after such Interest Payment Date are not sufficient to pay interest due on such Interest Payment Date on the Notes to which such Liquidity Facility relates. On the Closing Date, the amounts available under the Class A Liquidity Facility, the Class B Liquidity Facility and the Class C Liquidity Facility were $14,439,360, $6,165,000 and $8,813,910, respectively. The
Liquidity Facilities do not provide for any payment in respect of principal of or premium on any Class of Notes.

     In the event of an acceleration of any Class of Notes the Liquidity Provider for such Class of Notes shall advance the entire available amount under such Liquidity Agreement (an "Acceleration Advance"). The proceeds of each Acceleration Advance will be deposited into a cash collateral account (each, a "Cash Collateral Account") maintained at the offices of the Collateral Agent and used for the same purposes and under the same circumstances as Interest Advances under the Liquidity Facility are to be used. See "Description of the Notes-Liquidity Facilities."

     If at any time the short-term unsecured debt obligations of a Liquidity Provider are rated lower than A-1 by Standard and Poor's Ratings Services ("S&P") or lower than P-1 by Moody's Investors Service, Inc. ("Moody's"), the Collateral Agency Agreement will provide for replacement of the applicable Liquidity Facility. If a Liquidity Facility is not replaced in connection with such a downgrade by S&P or Moody's, a borrowing in an amount equal to the entire available amount will be made under such Liquidity Facility (a "Downgrade Advance") and the proceeds will be deposited into the Cash Collateral Account and used for the same purposes and under the same circumstances as Interest Advances under the Liquidity Facility are to be used. See "Description of the Notes-Liquidity Facilities."

     In addition, the Collateral Agency Agreement will provide for the replacement of a Liquidity Facility (other than a Liquidity Facility that expires no earlier than 15 days after the Legal Maturity Date of the applicable Class of Notes) in the event that it is not extended by the date that is 30 days prior to the then scheduled expiration date thereof. In such event, a borrowing in an amount equal to the entire available amount under such Liquidity Facility will be made (the "Non-Extension Advance") and the proceeds will be deposited in a Cash Collateral Account and used for the same purposes and under the same circumstances as Interest Advances under such Liquidity Facility are to be used. The initial Liquidity Facilities are scheduled to expire on February 14, 1997.

     Upon an advance of any kind under a Liquidity Facility, USAir will be obligated to repay to the Liquidity Provider the amount of such advance together with accrued interest thereon at the rates and in the manner described herein. Such repayment obligation and any other amounts payable by USAir under the Liquidity Agreements will be secured by the Collateral and will rank senior in right of distribution to all amounts payable to Noteholders, other than distributions to Noteholders of amounts advanced in respect of Interest Advances under the respective Liquidity Facilities.


Liquidity Provider
- ------------------

     WestLB New York is serving as the initial Liquidity Provider for each Class of Old Notes and will serve as Liquidity Provider for each Class of New Notes. The short-term, unsecured debt ratings of the Liquidity Providers are A-1+ from S&P and P-1 from Moody's.

Subordination of Distributions
- ------------------------------

     The Class B Notes are subordinated to the Class A Notes in right of payment and the Class C Notes are subordinated to the Class A Notes and the Class B Notes in right of payment. On each Payment Date, all payments of interest on and principal of the Class A Notes will be made prior to payments of interest on and principal of the Class B Notes and payments of interest on and principal of the Class A Notes and the Class B Notes will be made prior to payments of interest on and principal of the Class C Notes. Upon acceleration of the Notes, no payment will be made on the Class B Notes until all amounts outstanding on or in respect of the Class A Notes have been paid in full and no payment will be made on the Class C Notes until all amounts outstanding on or in respect of the Class A Notes and the Class B Notes have been paid in full.

     Both before and after an acceleration of the Notes, payments of amounts owing to the Liquidity Providers under the Liquidity Facilities are payable before any payments may be made to Noteholders of any Class, except that the Noteholders of each Class will be entitled to receive and retain amounts available in respect of Interest Advances under the Liquidity Facility for such Class of Notes. See "Description of the Notes-Priority of Distributions."


Intercreditor Rights
- --------------------

     At any given time, except as set forth below, only one of the Class A Indenture Trustee, the Class B Indenture Trustee and the Class C Indenture Trustee may direct and control the exercise of remedies in respect of the Collateral (the party so entitled to act, the "Controlling Party"). Such control will include the ability to direct the Collateral Agent or applicable Indenture Trustee as to when, and in what manner, to exercise remedies under the applicable Indenture.

     Except as set forth below, the Class A Indenture Trustee will be the Controlling Party until all amounts outstanding on or in respect of the Class A Notes have been paid in full, in which case the Class B Indenture Trustee will be the Controlling Party until all amounts outstanding on or in respect of the Class B Notes have been paid in full, in which case the Class C Indenture Trustee will be the Controlling Party. Notwithstanding the foregoing, if none of the Indenture Trustees acting as Controlling Party has taken action to exercise remedies in respect of the Collateral within 24 months following the earlier of the acceleration of the Notes and the unreimbursed utilization of the entire available amount under any of the Liquidity Facilities, the Liquidity Provider for the Class A Notes shall thereupon become the Controlling Party for all purposes under the Collateral Agency Agreement until all amounts outstanding in respect of the Liquidity Facility for the Class A Notes shall have been paid in full, whereupon the Liquidity Provider for the Class B Notes shall become the Controlling Party until all amounts outstanding in respect of the Liquidity Facility for the Class B Notes shall have been paid in full, whereupon the Liquidity Provider for the Class C Notes shall become the Controlling Party until all amounts outstanding in respect of the Liquidity Facility for the Class C Notes shall have been paid in full, whereupon the Controlling Party shall be the appropriate Indenture Trustee.

     For a period of nine months after the acceleration of the Notes, without the consent of a majority in principal amount of Notes of each Class, if the Indenture Trustee for such Class of Notes is not the Controlling Party, no Aircraft may be sold if the net proceeds from such sale would be less than the Minimum Sale Price for such Aircraft. "Minimum Sale Price" means, with respect to any Aircraft, the lesser of (i) 75% of the value of such Aircraft based upon a then-current appraisal and (ii) a pro rata amount of the total amount then owed by USAir to the Noteholders and the Liquidity Providers (the allocation for any such Aircraft shall be based upon the ratio borne by the initial Appraised Value thereof to the Initial Aggregate Appraised Value.) See "Description of the Notes-Intercreditor Rights."


Section 1110
- ------------

     The Collateral Agent received, on the Closing Date, an opinion from Fulbright & Jaworski, L.L.P. (special counsel to USAir) that the Collateral Agent will be entitled to the benefits of Section 1110 of the Bankruptcy Code ("Section 1110 of the Bankruptcy Code") with respect to the Aircraft. See "Description of the Notes-Remedies" for a description of Section 1110 of the Bankruptcy Code.

Indenture Trustees
- ------------------

     Wilmington Trust Company, Wilmington, Delaware, is acting as
Indenture Trustee, Paying Agent and Registrar for each Class of
Notes.


Collateral Agent
- ----------------

     Wilmington Trust Company, Wilmington, Delaware.

Exchange Agent
- --------------

     Wilmington Trust Company, Wilmington, Delaware.



                            RISK FACTORS
                            ------------

     In deciding whether to accept the Exchange Offer, holders of the Old Notes should consider carefully the following specific risk factors, as well as the other information set forth in this Prospectus.


                  Company Related Considerations
                  ------------------------------

Substantial Leverage; Limited Access to New Capital; Liquidity
- --------------------------------------------------------------

     USAir is highly leveraged and, as of March 31, 1996, had long-term debt and capital lease obligations of approximately $2.7 billion. In addition, as of December 31, 1995, USAir's minimum lease payment obligations under noncancelable operating leases totaled approximately $3.4 billion for the years 1996 through 2000 and $6.6 billion thereafter. The ability of USAir to fulfill these payment obligations will depend upon a variety of factors, including favorable domestic and international pricing environments, the absence of adverse general economic conditions, the absence of adverse regulatory changes, continued operating cost reductions and the ability of USAir to attract new capital. However, there can be no assurances that any of these factors will produce an outcome favorable to USAir. For USAir, continued cost reductions (particularly in personnel costs) are especially critical in order to enable USAir to become more competitive with airlines with lower operating costs and those with greater financial strength.

     At March 31, 1996, USAir's unrestricted cash, cash equivalents and short-term investments totaled approximately $828 million. Factors beyond USAir's control, such as a downturn in the economy, adverse regulatory changes, intensified industry fare wars, substantial increases in jet fuel prices or fuel taxes, adverse weather conditions, negative public perception regarding safety or further incursions by low cost, low fare carriers into USAir's markets, could have a material adverse effect on USAir's prospects, liquidity, financial condition and results of operations. Because USAir is highly leveraged and currently has no bank credit or receivables facilities in place and has limited access to public debt and equity markets, it is more vulnerable to these factors than are financially stronger competitors or those with standby funding sources or better access to such markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." In addition, because of the two aircraft accidents involving USAir in 1994 and the negative publicity associated with these accidents and other incidents in recent years, should any other aircraft accident or incident involving USAir or its code-share partners occur in the near future, USAir may be particularly susceptible to adverse passenger reactions, and its ability to procure sufficient amounts of insurance on commercially reasonable terms may be materially impaired.


Loss History
- ------------

     Although USAir recorded net income of $33.0 million for 1995, it recorded net losses in excess of $3 billion on revenues of approximately $36 billion from 1989 through 1994. USAir recorded a net loss of $54.9 million in the first three months of 1996.

     USAir's cumulative losses through 1994 and in the first quarter of 1996 have resulted in a common stockholder's deficit as of March 31, 1996 of $366.1 million. There may be investors and lenders who have policies that limit or preclude their investment in or lending to companies with a common stockholder's deficit and therefore USAir's common stockholder's deficit may affect its ability to obtain additional financing in the future.


New Chairman and Chief Executive Officer; Other Senior Management
Appointments
- -----------------------------------------------------------------
     Seth E. Schofield, a 38-year veteran of USAir, retired in January 1996 as Chairman and Chief Executive Officer of USAir and USAir Group. In January 1996, Stephen M. Wolf was appointed by the board of directors of USAir and USAir Group to serve as Chairman of the Board and Chief Executive Officer of USAir and of USAir Group. In addition, Frank L. Salizzoni, retired from his positions as Director, President and Chief Operating Officer of USAir and USAir Group in February 1996. Rakesh Gangwal was appointed by the boards of directors of USAir and USAir Group in February 1996 to serve as Director, President and Chief Operating Officer of USAir and USAir Group. Lawrence M. Nagin was appointed in February 1996 to serve as Executive Vice President-Corporate Affairs and General Counsel of USAir and
USAir Group. Mr. Nagin replaced James T. Lloyd who was Executive Vice President and General Counsel of USAir and USAir Group. In May 1996, John P. Frestel, Jr., Senior Vice President-Human Resources announced his retirement from USAir, effective July
1996. John R. Long III has been selected as Executive Vice President-Human Resources and Training. Mr. Long is presently Executive Vice President-Customer Services of USAir.

     Messrs. Wolf and Gangwal have held a series of employee meetings where these executives presented their assessment of USAir's competitive position. The focal point of those meetings was to communicate senior management's belief that USAir must lower its personnel costs, increase employee productivity, increase the quality of USAir's customer satisfaction and grow in size. There has been no determination as to whether and, if so, to what extent, there may be additional management appointments or changes in personnel, policies, strategies or day-to-day management at USAir. Accordingly, in evaluating whether to accept the Exchange Offer, holders of the Old Notes should bear in mind that while USAir may continue its current strategies, it may also consider alternatives, which may include, among other things, acquisitions or dispositions of substantial assets, alliances or business combinations with another business entity or entities, and changes in its business or operations such as its route structure
or fleet composition.   For further information about Messrs.
Wolf, Gangwal and Nagin, see "Management."


Deferral of Dividends by USAir Group
- ------------------------------------

     On September 29, 1994, USAir Group announced that it was deferring the quarterly dividend payment due September 30, 1994 on the 358,000 outstanding shares of its 9-1/4% Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock"). The Series A Preferred Stock is owned by affiliates of Berkshire Hathaway Inc. ("Berkshire"). USAir Group has also deferred quarterly dividend payments on all its other outstanding series of preferred stock, including the Series F Cumulative Convertible Senior Preferred Stock (the "Series F Preferred Stock") and Series T-1 and T-2 Cumulative Convertible Exchangeable Senior Preferred Stock (the "Series T Preferred Stock"), both of which are owned by BA, as well as on the publicly held $437.50 Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock"). On March 13, 1995, Berkshire announced that it had recorded a pre-tax charge of $268.5 million to recognize a decline in the value of its investment in the Series A Preferred Stock that had an original cost of $358 million. On May 22, 1995, BA announced that it had made a $200 million provision against its $400 million investment in preferred stock of USAir Group. USAir Group has not paid a dividend on its common stock, par value $1.00 per share (the "Common Stock"), since the second quarter of 1990. As of May 20, 1996, the board of directors of USAir Group had not authorized the resumption of any dividends on USAir Group's preferred stock or Common Stock and there can be no assurance when or if such dividend payments will resume.

     Under the terms of the Series A Preferred Stock, Berkshire has the right to elect two additional directors to the board of directors of USAir Group after a scheduled dividend payment has not been paid for thirty days. Berkshire has informed USAir Group that it does not intend to exercise this right at this time. Berkshire's Chairman Warren E. Buffett and Vice Chairman Charles T. Munger served as directors on USAir Group's and USAir's boards of

PAGE>


directors from January 27, 1993 until November 28, 1995. They did not stand for re-election as directors in November 1995. Under the terms of the Series B Preferred Stock, the holders of that security have the right to elect two additional directors to the board of directors of USAir Group if six quarterly dividends are not paid. That right became effective on February 15, 1996. In May 1996, Berkshire offered to sell the Series A Preferred Stock to USAir Group. Berkshire has advised that if USAir Group does not buy back the shares from Berkshire, Berkshire may sell the Series A Preferred Stock to third parties but Berkshire has stated it will not knowingly sell the shares to any person who would own 3% or more of a voting stake in USAir Group as a result of the purchase. As of March 31, 1996, USAir believes that USAir Group was legally prohibited from paying dividends on or redeeming its capital stock in accordance with Section 170 of the Delaware General Corporation Law. A requisite percentage of Series B Preferred Stockholders have informed USAir Group that they would be pursuing the right to elect two additional directors to USAir Group's board of directors. If Berkshire were to exercise its right to elect directors and upon the election of the Series B directors, BA would have the right to designate an additional nominee for election as director to the board of directors of USAir Group pursuant to the January 21, 1993 Investment Agreement between USAir Group and BA (as amended, the "Investment Agreement").



High Personnel Costs
- --------------------

     USAir's wages and benefits are the largest single component of its operating costs (approximately 41% for the year ended December 31, 1995). USAir's operating costs, and particularly its personnel costs, are generally higher than those of its competitors. USAir believes that it must reduce its operating costs substantially if it is to achieve sustained improved financial performance. USAir Group began negotiating with the unions that represent certain of USAir's employees in March 1994 toward its goal of reducing USAir's annual personnel costs by $500 million through concession agreements involving wage and benefit reductions, improved productivity and other cost savings. After reaching agreements in principle with its unions during the spring of 1995, USAir Group in July 1995 terminated discussions with the unions on tentative wage concession and restructuring packages, which had included equity participation in USAir Group and representation on USAir Group's board of directors for USAir's employees, because the Air Line Pilots Association ("ALPA") covering USAir's pilots had made significant additional demands which were unacceptable. USAir had stated that it intends to concentrate on reducing its labor costs through traditional collective bargaining. See "-New Chairman and Chief Executive Officer; Other Senior Management Changes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Cost Reduction and Revenue Enhancement Initiatives." It is not possible to predict whether USAir will be successful in achieving its desired personnel cost savings. The contract with the International Association of Machinists (the "IAM"), covering USAir's mechanics and related employees, became open for negotiation on October 1, 1995. Talks between USAir and the IAMs advisory counsel began in late 1995 and continued during the first quarter of 1996. USAir's contract with ALPA became open for negotiations on April 30, 1996 and collective bargaining talks have begun. USAir cannot predict the outcome of these negotiations at this time or if USAir will be able to secure meaningful wage and benefit concessions and productivity improvements from its unionized employee groups.


Possibility of Further Unionization
- -----------------------------------

     The Railway Labor Act ("RLA") governs, and the National Mediation Board (the "NMB") has jurisdiction over, campaigns to unionize workers. Approximately 65% of USAir's employees are covered by collective bargaining agreements with various labor unions, or will be covered by a collective bargaining agreement for which initial negotiations are in progress. Certain unions are engaged in efforts to unionize USAir's passenger service employees. Under the RLA, the NMB could order an election among a class or craft of eligible employees if a union submitted an application to the NMB supported by the authorization cards from at least 35% of the applicable class or craft of employees. If the NMB ordered an election and a majority of the eligible employees voted for representation, USAir would be required to negotiate a collective bargaining agreement with the union that wins the election. On April 24 and 25, 1996, respectively the IAM workers and the Communications Workers of America filed applications with the NMB requesting that an election be held among USAir's passenger service workers, a class or craft of approximately 10,000 workers consisting primarily of USAir ticket counter/gate agents and reservations agents. The NMB is in the process of determining whether these applications are supported by sufficient authorization cards to warrant an election. USAir cannot predict whether an election will be held among the passenger service class or craft and the outcome of the election, if held.


Likelihood of No Future Investments by British Airways
- ------------------------------------------------------

     As described in greater detail in "British Airways Investment Agreement," on January 21, 1993, USAir Group and BA entered into the Investment Agreement. BA invested approximately $400 million in certain preferred stock of USAir Group in accordance with the Investment Agreement. USAir Group has deferred quarterly dividend payments on all outstanding series of preferred stock beginning with payments due September 30, 1994. See "-Deferral of Dividends by USAir Group." The deadline for BA's election to purchase a certain series of preferred stock of USAir Group and therefore, to elect to make any further investment in USAir Group pursuant to the Investment Agreement, was January 21, 1996 (except that, if the DOT shall approve all of the transactions contemplated by the Investment Agreement on or before January 21, 1998, BA may make additional investments in USAir Group under certain circumstances). BA declined to make any further investment on or before the January 21, 1996 deadline.
BA stated publicly that it was precluded from making additional investments under existing DOT policy and that it did not expect DOT approval to be forthcoming. Pursuant to the Investment Agreement, BA has the right to maintain its proportionate ownership of USAir Group's securities under certain circumstances by purchasing additional shares of certain series. British Airways has advised USAir Group that it would not exercise the right (triggered by the issuances of USAir Group Common Stock pursuant to certain USAir Group benefit plans during the nine months ended March 31, 1996) to buy additional shares of Series T Convertible Exchangeable Senior Preferred Stock. See "British Airways Investment Agreement-Provisions Regarding Additional BA Investments; BA Announcement Regarding No Additional Investment in USAir Group and "-Miscellaneous"." In addition, the press and certain governmental officials of the United States and of the United Kingdom have suggested that BA and American are involved in negotiations that may lead to alliances between those two airlines. American has stated that it has had discussions with a number of European air carriers regarding alliances. BA has advised USAir that BA has had discussions with a number of air carriers worldwide regarding strategic alternatives. USAir cannot predict whether alliance transactions may be consummated between BA and any other airlines and if so, how any of the foregoing might affect USAir.

Geographical Concentration
- --------------------------

     A substantial portion of USAir's operations are to and from or among cities in the eastern United States. Approximately 64% of USAir's flights and 44% of its ASMs are represented by intra-east coast flying. Accordingly, USAir is particularly susceptible to regional factors such as severe weather, regionalized downturns in the economy and air traffic control problems. For example, USAir's revenues were adversely affected by approximately $55 million as a result of the severe winter weather during January 1996 and the partial federal government shutdowns in the first quarter of 1996.


Fokker Aircraft
- ---------------

      In March 1996, Fokker Aircraft N.V. ("Fokker"), a Dutch aircraft manufacturer, was declared bankrupt under the laws of The Netherlands. In May 1996, Fokker Aircraft U.S.A., Inc. ("FAUSA"), an affiliate of Fokker, advised USAir that it is winding down its affairs and imminently ceasing operations. As of December 31, 1995, USAir operated 55 Fokker aircraft.
Although USAir had no outstanding aircraft purchase orders with Fokker, FAUSA has certain warranty obligations to USAir under purchase agreements and also supplied aircraft parts and components to USAir. Although USAir has been advised that successor entities will supply parts and technical services to Fokker's airline customers, a disruption in the supply of parts or components could adversely impact USAir's operations. Moreover, an adverse market perception of Fokker products could adversely affect market values of USAir's owned Fokker aircraft or the ability of USAir to sell or lease retired Fokker products. As of May 21, 1996, USAir owned 57 Fokker aircraft (20 of which were operated by lessees of USAir).

                      Industry Related Considerations
                      -------------------------------

General Industry Conditions
- ---------------------------

     Demand for air transportation historically has tended to mirror general economic conditions. During the most recent economic recession in the United States, the change in industry capacity failed to mirror the reduction in demand for domestic air transportation due primarily to continued delivery of new aircraft and, secondarily, to the operation of certain major U.S. carriers under the protection of Chapter 11 of the Bankruptcy Code for extended periods. While industry capacity has leveled off and the general economy has improved, USAir expects that the airline industry will remain extremely competitive for the foreseeable future, primarily due to the dramatic change which has occurred in industry pricing and which has resulted in generally lower fares. See "-Significant Impact of Low Cost, Low Fare Competition."

     In 1995, the U.S. airline industry had its best year since the recession began in July 1990, with several airlines posting profits, although many of the major carriers continue to be burdened with large amounts of debt. Unlike the results of some of its competitors, USAir's results did not improve in 1994. USAir experienced a pre-tax loss of $716.2 million in 1994. The entire airline industry experienced further improved results in 1995. USAir's results improved in 1995 as well. Nonetheless, USAir believes that for the foreseeable future, while the demand for higher yield "business fares" will remain essentially flat and relatively inelastic, the lower yield "leisure" market, which is affected by the general economy, will remain highly price sensitive. This trend will make it more difficult for the domestic airlines, including USAir, to sustain meaningful yield increases in the long run. Therefore, USAir believes it must reduce its cost structure substantially in order to ensure its long-term financial stability.

Significant Impact of Low Cost, Low Fare Competition
- ----------------------------------------------------

     Most of USAir's operations are in competitive markets.
USAir experiences competition of varying degrees with other air carriers and with all forms of surface transportation. USAir competes with at least one major airline on most of its routes between major cities. Vigorous price competition exists in the airline industry, and competitors have frequently offered sharply reduced discount fares in many of these markets. Airlines, including USAir, use discount fares and other promotions to stimulate traffic during normally slack travel periods, to generate cash flow and to increase relative market share in selected markets. Discount and promotional fares are often subject to various restrictions such as minimum stay requirements, advance ticketing, limited seating and refund penalties. USAir has often elected to match discount or promotional fares in certain markets in order to compete in those discounted markets.

     The dramatic expansion of low fare competitive service in many of USAir's markets in the eastern United States during 1994 and USAir's competitive response of reducing its fares up to 70% in certain affected primary and secondary markets in order to preserve its market share contributed to large losses in 1994.
In particular, Continental created a high frequency, low fare product called "Continental Lite." By late 1994, USAir competed with Continental in primary and secondary markets from which USAir then generated 46% of its passenger revenue with fare reductions of up to 70% in certain markets. As discussed below, in 1995 the airline industry did not generally experience the deep level of fare discounting prevalent during the last several years. Continental abandoned its Continental Lite strategy in 1995 and fare levels have somewhat recovered. Nonetheless, USAir does not believe that there has been a reduction in the public demand for generally lower air fares. The growth of the operations of low cost, low fare carriers in USAir's domestic markets represents an intense competitive challenge for USAir, which has higher operating costs and fewer financial resources than many of its competitors. For example, the expansion of Southwest Airlines, Inc. ("Southwest") into BWI, and in early 1996, Florida, and the growth of ValuJet Airlines, Inc. ("ValuJet") at Washington Dulles and other eastern markets (including ValuJet's recently commenced service to Pittsburgh and Charlotte from Atlanta and its expansion to Boston and LaGuardia) pose a competitive challenge for USAir. USAir currently has low cost, low fare competition affecting over 45% of its traffic base. Southwest and ValuJet both have a significant cost advantage over USAir. In addition, Delta recently announced that its pilots' union has ratified a new contract that allows for the creation of a low cost, low fare operation in certain short-haul markets, principally within the eastern United States. USAir believes that it must reduce its operating costs substantially if it is to ensure its long-term financial stability and that low-cost incursions into markets served by USAir have had a material and adverse affect on USAir's financial condition and results of operations. ValuJet has recently been harmed by adverse public reaction to a crash of a ValuJet DC-9 in the Florida Everglades in May 1996 and a related investigation into the maintenance and operations of ValuJet by the FAA. ValuJet has temporarily reduced its operations by 50% in order to do a thorough inspection of its fleet. USAir cannot predict the result of the ValuJet investigation, the public perception of ValuJet and whether such circumstances will have a long-term effect on ValuJet and its operations.

     In addition, other low cost carriers may enter other USAir markets. For example, America West Airlines, Inc. ("America West") commenced service in April 1994 between Columbus, Ohio, where it operates a hub, and Philadelphia, where USAir has a hub operation. Other carriers, including some of the larger carriers, have also developed or indicated their intent to develop similar low fare short-haul service, such as United's low cost, low fare operation in the western United States discussed below. USAir has stated that it will be competitive on routes that are important to USAir and has underscored the necessity of cutting costs to remain competitive with insurgents on these routes.


Industry Restructuring and Cost-Cutting
- ---------------------------------------

     Major carriers that compete with USAir have implemented, or are in the process of implementing, measures to reduce their operating costs. For example, United has substantially reduced its personnel costs as part of a recapitalization transaction completed in July 1994. United initiated its low cost, low fare operation in the western U.S. in October 1994. Delta has recently announced that it has reached agreement with certain of its employees regarding concessions and has announced progress in these talks. Delta has also recently turned over several of its former routes to Delta Connection code-share carriers that have lower cost structures. American announced a restructuring of its non-union workforce and is still seeking substantial concessions and productivity gains from its pilot group. Trans World Airlines, Inc. ("TWA") has negotiated productivity improvements with its unionized employees and has recently emerged from bankruptcy for the second time in less than two years pursuant to a "pre-packaged" reorganization plan approved by a bankruptcy court which reduces the carrier's debt by approximately 30%. Continental has reduced capacity and returned non-productive aircraft to lessors. In early 1995, Southwest announced that its pilots had ratified a 10-year labor contract that provides for no wage increases in the first five years, providing for grants of stock options to the pilots instead. USAir expects that the implementation of this labor contract will further enhance Southwest's low cost advantage over USAir and other carriers. These actions by certain of USAir's competitors illustrate the trend among the major U.S. airlines to restructure in order to reduce their operating costs and enable them to compete in a low fare environment. See "Prospectus Summary-Strategy" and "Capacity and Route Rationalization" above for a discussion of USAir's cost reduction initiatives.

     There are recent examples of companies in the airline industry which have obtained employee concessions in agreements that provided for the recapitalization of the companies, including employee ownership stakes and employee participation in corporate governance. Most recently, in July 1994, UAL Corporation ("UAL"), parent of United, consummated the recapitalization noted above which resulted in majority ownership and board membership for certain employee groups in exchange for concessions. In other cases, airlines have filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code, and some airlines have ceased operation altogether when their operating costs remained excessive in relation to their revenues, and their liquidity became insufficient to sustain their operations.

     In 1995, various carriers, including USAir, implemented cutbacks in service in the eastern U.S. The "intra-east coast" area represents approximately 64% of USAir's departures and approximately 44% of its ASMs. USAir has implemented a plan to cut capacity throughout its system and to emphasize the strength of its hubs in Pittsburgh, Charlotte, Philadelphia and Baltimore, as well as other major east coast urban centers. See "Prospectus Summary-Strategy" and "Capacity and Route Rationalization" above. The major carriers decreased service in the East by approximately 9.8% year-over-year. However, several smaller carriers increased the number of departures in this region during the same time period or have announced plans to introduce or increase service in this region. The net result was a decrease in jet capacity in the intra-east coast region of approximately 3.5% for the full year 1995 from 1994 levels.

     The trend toward globalization of the airline industry has accelerated in recent years as certain U.S. carriers, including USAir, have formed marketing and strategic alliances with foreign carriers. Certain foreign carriers have made substantial invest ments in U.S. carriers which have frequently been tied to marketing alliances or, less frequently, reciprocal investments by the United States carrier in its foreign partner. Foreign investment in United States air carriers is restricted by statute and may be subject to review by the DOT and, on antitrust grounds, by the United States Department of Justice (the "DOJ").

     In February 1995, several major U.S. carriers, including Delta, American, Northwest, United and USAir, imposed limits on the base commissions they pay travel agents for domestic air fares. Formerly, most major airlines paid a fixed base commission of approximately 10% on the price of a ticket for the distribution of all domestic tickets. The new cap limits base commission payments to $50 for a round-trip domestic ticket with a base fare above $500 and $25 for a one-way domestic ticket with a base fare above $250. The new limits on commissions are designed to reduce one of the airlines' largest expenses. USAir has experienced cost savings through its implementation of a limit on the commissions it pays travel agents for domestic air fares. As a result of the new limits on commissions, some travel agents have filed lawsuits against the airlines that imposed commission caps, including USAir, claiming that the airlines violated antitrust laws. See "Legal Matters."


Jet Fuel
- --------

     Because jet fuel costs represent a significant portion of USAir's operating costs (approximately 9% for fiscal year 1995), significant increases in jet fuel costs could materially and adversely affect USAir's results of operations. Fuel prices continue to be susceptible to, among other factors, political events and market factors that USAir cannot control. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result.

     In August 1993, the United States increased taxes on domestic fuel, including aircraft fuel used on domestic routes, by 4.3 cents per gallon. Airlines were exempt from the tax increase until October 1, 1995. Pending legislation in Congress would continue the exemption through September 30, 1997, subject to termination of the exemption on September 30, 1996 if certain aviation trust funds are not extended. These aviation trust funds expired on December 31, 1995 and have not, as of May 20, 1996, been extended. There can be no assurance that the continuation of the fuel tax exemption will be enacted, or if enacted, the terms under and the period for which the exemption will be effective. The additional fuel tax is currently being collected. Non-extension of the fuel tax exemption would increase the annual operating expenses of USAir by approximately $47 million based on projected domestic fuel consumption for 1996.


Regulatory Matters
- ------------------

     In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, retirement of older aircraft, collision avoidance systems, airborne windshear avoidance systems, noise abatement, increased inspections and maintenance procedures to be conducted on older aircraft. See "Business-Regulation." USAir expects to continue to incur expenditures relating to compliance with noise and ageing aircraft modifications. In addition, several airports have increased substantially the rates charged to airlines, and the ability of airlines to contest these increases has been restricted by federal legislation, DOT regulations and judicial decisions.

     Additional laws and regulations have been proposed from time to time which could significantly increase the cost of airline operations by, for instance, imposing additional restrictions or requirements on operations. Laws and regulations have also been considered from time to time that would prohibit, restrict or tax the ownership of airline routes or takeoff and landing slots. Also, the award and retention of international routes is governed by several aviation treaties and agreements between the United States and foreign governments that are amendable. In addition, proposals are being considered that would provide that a portion of the appropriations for the FAA and other aviation governmental functions be funded pursuant to additional taxes on ticket and cargo revenue or fees for use of the air traffic control system.

USAir cannot predict what laws and regulations will be adopted, what changes to treaties may be effected or whether and how any of the foregoing might affect USAir, and there can be no assurance that existing or future laws or regulations will not adversely affect USAir.


                  Transaction Considerations
                  --------------------------

Payments Generally; Scope of Support by Liquidity Facilities
- ------------------------------------------------------------

     The Old Notes represent and the New Notes will represent general payment obligations of USAir. The ability of USAir to make its expected payments of principal and interest will depend upon USAir's financial condition. The Liquidity Facilities, each of which will be in an amount sufficient to pay interest due in respect of the relevant Class of Notes on three Interest Payment Dates, are intended to enhance the likelihood of the timely receipt of interest by the holders of Notes ("Noteholders") in the event of the failure by USAir to make interest payments on the Notes. None of the Liquidity Facilities will be available to pay principal of or premium on any Class of Notes. See "Description of the Notes-Priority of Distributions" and "Liquidity Facilities."


Limitations Regarding Aircraft Collateral
- -----------------------------------------

     USAir's obligations under the Notes, the Collateral Agency
Agreement, the Indentures and the Liquidity Agreements are secured by the Collateral, which consists primarily of the Aircraft.

Appraisals of Aircraft; Realizable Values
- -----------------------------------------

     Appraisals in respect of the Aircraft were prepared by AirClaims, AISI and BK. Based upon the appraisals of the three firms, the Aircraft had an Initial Aggregate Appraised Value of $438,120,000 as of December 31, 1995. See "Description of the Aircraft and the Appraisals." However, an appraisal is only an estimate of value and should not be relied upon as a measure of realizable value; the proceeds realized upon a sale of any Aircraft may be more or less than its Appraised Value. In addition, the market value of the Aircraft at any time may be more or less than their Aggregate Appraised Value. The value of the Aircraft in the event of the exercise of remedies under the Collateral Agency Agreement will depend on market and economic conditions, demand for such Aircraft, the condition of the Aircraft and other factors at the time. Accordingly, there can be no assurance that the proceeds realized upon any exercise of remedies in respect of the Collateral would be sufficient to satisfy in full payments due on the Notes. If such proceeds were not sufficient to pay or repay all amounts due on any Class of Notes, then holders thereof would need to pursue other remedies against USAir, and their recovery would be limited to amounts realized in any such proceedings. See "Description of the Notes-Priority of Distributions."


Maintenance
- -----------

     USAir is responsible for the maintenance, service, repair and overhaul of the Aircraft, as more fully set forth in the Collateral Agency Agreement. The failure of USAir (or any lessee of USAir) to adequately maintain, service, repair or overhaul any of the Aircraft may adversely affect the value of such Aircraft and thus, upon a liquidation of the Aircraft, may reduce the proceeds available to repay the holders of the Notes. Under the Collateral Agency Agreement, the applicable maintenance standards may vary depending upon the jurisdiction in which an Aircraft is registered or if an Aircraft is leased by USAir to a lessee. Notwithstanding compliance by USAir (or any lessee of USAir) with its obligations under the Collateral Agency Agreement to adequately maintain, service, repair or overhaul the Aircraft, the value of the Aircraft may deteriorate. Such a deterioration in the value of the Aircraft would not, in and of itself, constitute a breach by USAir of its obligations under the Collateral Agency Agreement or give rise to the enforcement of remedies by the Noteholders. See "Description of the Notes-The Collateral Agency Agreement."

Insurance
- ---------

     USAir is responsible for the maintenance of public liability, property damage and all-risk aircraft hull insurance on the Aircraft to the extent described in the Collateral Agency Agreement; all-risk aircraft hull insurance must at all times be in an amount not less than the sum of the aggregate outstanding principal amount of the Notes and the scheduled amount of interest payable on the Notes on the next Interest Payment Date. The failure of USAir to adequately insure the Aircraft, or the retention of self-insurance amounts or deductibles, may adversely affect the proceeds which could be obtained upon an Event of Loss and, thus, may reduce the proceeds available to repay the holders of the Notes.

     With respect to any insurance required, USAir may maintain deductibles and self-insurance amounts to the extent permitted under the Collateral Agency Agreement. See "Description of the
Notes-Collateral Agency Agreement-Insurance."


Foreclosure
- -----------

     The Collateral Agency Agreement does not contain any general geographic restriction on the ability of USAir (or of any lessee of USAir) to operate the Aircraft. Although USAir has no current intention to do so, USAir is permitted, upon compliance with certain provisions of the Collateral Agency Agreement, to lease the Aircraft or to register the Aircraft in foreign jurisdictions. While the Collateral Agent's rights and remedies in the event of a Collateral Access Event include the right to obtain possession of the Aircraft, it may be difficult, expensive and time-consuming for the Collateral Agent to obtain possession, particularly when an Aircraft located outside the United States has been registered in a foreign jurisdiction or is leased to a foreign operator. Any such exercise of the right to foreclose upon the Aircraft may be subject to the limitations and requirements of applicable law, including the need to obtain consents or approvals for deregistration or re-export of the Aircraft, which may be subject to delays and political risk.
When a defaulting lessee or other permitted transferee is the subject of a bankruptcy, insolvency or similar event, additional limitations may apply.

     Furthermore, certain jurisdictions may not accord recognition to, or recognize the priority of, the Collateral Agency Agreement or may have no specific laws providing for the creation, recognition or registration of mortgages over aircraft such as the Collateral Agency Agreement, or may accord higher priority to certain other liens or other third party rights over the Aircraft. Some or all of these factors could limit the benefits to the Collateral Agent of the security interest in the Aircraft. See "Description of the Notes-Collateral" and "-Registration, Possession and Leasing."


Control Over Collateral
- -----------------------

     The exercise of remedies under the Collateral Agency Agreement with respect to the Collateral will be subject to the control of the Controlling Party. Until all principal, interest and other amounts payable to the Class A Noteholders shall have been paid in full, the Class A Indenture Trustee will be the Controlling Party; thereafter the Class B Indenture Trustee will be the Controlling Party until all amounts owing to the Class B Noteholders have been paid in full, whereupon the Class C Indenture Trustee will be the Controlling Party. Such control by the Controlling Party will include the ability, subject to certain limitations, to direct the Collateral Agent in the exercise of all remedies under the Collateral Agency Agreement following the occurrence of a Collateral Access Event. In addition, if an Indenture Trustee acting as Controlling Party has not taken any action to exercise remedies in respect of the Collateral within 24 months after the earlier of the acceleration of the Notes and the unreimbursed utilization of the entire available amount under any of the Liquidity Facilities, the Liquidity Provider for the Class A Notes shall thereupon become the Controlling Party for all purposes under the Collateral Agency Agreement until all amounts outstanding in respect of the Liquidity Facility for the Class A Notes shall have been paid in full, whereupon the Liquidity Provider for the Class B Notes shall become the Controlling Party until all amounts outstanding in respect of the Liquidity Facility for the Class B Notes shall have been paid in full, whereupon the Liquidity Provider for the Class C Notes shall become the Controlling Party until all amounts outstanding in respect of the Liquidity Facility for the Class C Notes shall have been paid in full, whereupon the Controlling Party shall be the appropriate Indenture Trustee.
See "Description of the Notes-Intercreditor Rights."

Priority of Distributions
- -------------------------

     In general, on each Interest Payment Date prior to the acceleration of the Notes, amounts owing to the Liquidity Providers in respect of (x) fees under the Liquidity Facilities,
(y) interest on unreimbursed Interest Advances and (z) reimbursement of Interest Advances are payable prior to payments to Noteholders of expected principal of and interest due on any of the Notes (except for payment of interest made from the proceeds of Interest Advances (or the portion of other Advances (as defined in the Collateral Agency Agreement) being applied as Interest Advances) under the Liquidity Facilities), and expected principal of and interest due on the Notes are payable in the following order of priority: expected principal of and interest on the Class A Notes are payable prior to payments of principal of and interest on the Class B Notes and expected principal of and interest on the Class B Notes are payable prior to payments of principal of and interest on the Class C Notes. Following the bankruptcy of USAir or the acceleration of the Notes: (i) amounts owing to the Liquidity Providers are payable prior to payments of principal of and interest on the Notes (except for payment of interest made from the proceeds of Interest Advances (or the portion of other Advances being applied as Interest Advances) under the Liquidity Facilities), (ii) the total principal of and interest on the Class A Notes are payable prior to any payments on account of the Class B Notes and (iii) the total principal of and interest on the Class B Notes are payable prior to any payments on account of the Class C Notes.


Limited Market for Notes
- ------------------------

     The New Notes are being offered to the holders of the Old
Notes.   The Old Notes were offered and sold in February 1996 to
a small number of institutional investors. Prior to the Exchange Offer, there had been no secondary market for the Old Notes. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the Noteholders with liquidity of investment or that it will continue for the life of the New Notes.

Consequences of Failure to Exchange
- -----------------------------------

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the offer or sale of the Old Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. USAir does not currently anticipate that it will register the Old Notes under the Securities Act. Based on the interpretations by the staff of the Commission, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of USAir within the meaning of Rule 405 under the Securities Act), provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale or such New Notes. See "Plan of Distribution."


                          USE OF PROCEEDS
                          ---------------


     There will be no cash proceeds to USAir from the exchange pursuant to the Exchange offer.

                        DESCRIPTION OF THE AIRCRAFT AND THE APPRAISALS
                        ----------------------------------------------
The Aircraft
- ------------

     The Aircraft consist of nine Boeing 757-200 aircraft purchased by USAir from Boeing in the fourth quarter of 1994 and during 1995. USAir's 757 fleet is operated in its North
American route system and between the continental United States and the Caribbean.  Each of USAir's 757-200s is equipped with two Rolls-Royce RB211-535E4 engines and is in compliance with Stage 3 noise level standards-the most restrictive regulatory standards currently in effect in the United States for aircraft noise abatement.

The table below sets forth certain additional information for the Aircraft:

                                     Appraisals
                                     ----------
  FAA     Mfg. Serial  In Service                                         Appraised
 Reg. No.    Number      Date       AirClaims      AISI          BK       Values(1)
- --------- -----------  ----------  -----------  -----------  ----------- ------------
 N625VJ     27246      11/03/94   $45,500,000  $56,610,000  $47,710,000   $47,710,000
 N626AU     27303      11/15/94    45,500,000   56,610,000   47,920,000    47,920,000
 N627AU     27805      02/01/95    46,400,000   57,210,000   48,330,000    48,330,000
 N628AU     27806      02/03/95    47,300,000   57,500,000   48,330,000    48,330,000
 N629AU     27807      03/04/95    47,300,000   57,810,000   48,750,000    48,740,000
 N630AU     27808      04/01/95    47,300,000   58,100,000   48,750,000    48,750,000
 N631AU     27809      05/21/95    47,300,000   58,400,000   49,170,000    49,170,000
 N632AU     27810      06/20/95    47,300,000   59,000,000   49,380,000    49,380,000
 N633AU     27811      07/16/95    47,300,000   59,000,000   49,790,000    49,790,000
                                                                         -------------
                                                                         $438,120,000
                                                                         =============
- ------------------------------------------------------------------------------------------

                          [table continued on following page]
                                          - 53 -




(1) The Initial Aggregate Appraised Value of $438,120,000 is the sum of the lower of the median and average of the appraisals for each Aircraft commissioned by USAir from AirClaims, AISI and BK as of December 31, 1995. The median appraisal was used in each case.


Appraised Value
- ---------------

     The Appraised Values set forth in the foregoing table were determined by AirClaims, AISI and BK and by appraisers certified by ISTAT. Each Appraiser was asked to provide its opinion as to the fair market value of each Aircraft as of December 31, 1995. The Aggregate Appraised Value of the Aircraft of $438,120,000 equals the sum of the Appraised Value for each Aircraft. The Appraised Value for each Aircraft equals the lower of the median and the average of the three appraisals therefor. All three appraisals involved "desk-top" analyses with no physical inspection of the Aircraft or related records. In addition, each of the Appraisers delivered to USAir a report dated December 31, 1995, copies of which are available from USAir upon request.


          [remainder of page left blank intentionally]

                          SELECTED FINANCIAL AND OPERATING INFORMATION
                          --------------------------------------------

SELECTED FINANCIAL INFORMATION (1):
Consolidated Statements of Operations:

                                                Year Ended December 31,
                                 1996***   1995    1994    1993     1992    1991    1990
                                -------  -------- ------- -------  ------- ------- -------
                                                    (In millions)

Operating Revenues........      $1,740   $6,985  $6,579  $6,623  $6,236   $6,069  $6,138
Operating Expenses........       1,749    6,750   7,096   6,772   6,621    6,285   6,680
Operating Inc. (Loss)               (9)     235    (517)   (149)   (385)    (216)   (542)
Income (Loss) before
income taxes and accoun-
ting change...............         (55)      37    (716)   (375)   (590)    (284)   (427)
Accounting change (2).....           -       -      -       (44)   (639)       -       -
Net Income (Loss).........         (55)      33    (716)   (419) (1,228)    (284)   (427)
Consolidated Balance
 Sheet:
Total Assets..............       6,857    6,824   6,676   6,809   6,718    6,564   6,395
Long-Term Oblig-
    ations (3)............       3,776    3,835   3,889   3,540   3,049    1,956   1,656
Stockholder's Equity
(Deficit).................        (366)    (311)   (273)    408     862    2,097   2,381
Ratio of Earnings to
Fixed Charges.............         88       1.1       *       *      *         *       *
- ----------------------------------------------------------------------------------------
***Three months ended March 31, 1996

AIRLINE OPERATING AND FINANCIAL STATISTICS

                                               Year Ended December 31,
                          1996***     1995     1994     1993     1992     1991      1990
                        ----------  -------- -------- ------- -------- --------  --------
Scheduled Service
Revenue Passengers
  (Millions).........      12.9       56.7     59.5     53.7      54.7    55.6      60.1
Average Passenger
  Journey (Miles)....       673        664      638      656       642     614       592
Revenue Passenger
 Miles (Millions)....     8,788     37,618   37,941   35,221    35,097  34,120    35,551
Available Seat
 Miles (Millions)....    13,493     58,163   61,027   59,485    59,667  58,261    59,484
Passenger Load
  Factor.............     64.6%      64.7%    62.2%    59.2%     58.8%   58.6%     59.8%
Yield................     17.81c     16.66c   15.61c   17.27c    16.49c  16.67c    16.18c
Break Even Load
 Factor (4)..........     67.1%      64.9%    67.3%    61.7%     63.2%   62.7%     64.5%
Revenue per Avai-
 lable Seat Mile.....     12.74c     11.80c   10.59c   11.04c    10.38c  10.33c    10.19c
Cost per Available
 Seat Mile (4).......     12.81c     11.40c   11.02c   11.12c    10.85c  10.80c    10.86c
Average Stage
 Length (Miles)......       573        560      536      536       516     495       469
Gallons of Jet Fuel Con-
 sumed (Millions)....       266      1,137    1,205    1,161     1,183   1,168     1,283
Cost of Jet Fuel
 per Gallon..........     58.61c     53.23c   53.28c   58.40c    60.94c  65.90c    75.42c
Number of Employees at
 End of Period (5)...    39,959      39,900   42,400   45,400    46,200  45,300    49,200
Operating Aircraft at
 End of Period.......       396         394      424      441       440     436       454

                             [table continued on following page]
                               - 56 -


***Three months ended March 31, 1996
(1) The selected financial information has been summarized from the financial statements of USAir included herein and should be read in conjunction with the notes thereto and in conjunction with the financial statements contained elsewhere in this Prospectus.
Operating statistics exclude flights operated by USAir under a wet lease with BA. Financial statistics for the first quarter of 1996 exclude the revenue and expenses (which amounts net to zero) generated under the BA wet lease.
(2) Cumulative effect of changes in method of accounting for (i) post-employment benefits other than pensions which was effective as of January 1, 1993 and (ii) post-retirement benefits other than pensions (net of income tax benefit of $107 million) effective as of January 1, 1992.
(3) Long-term obligations include long-term debt, capital leases and post-retirement benefits other than pensions, non-current.
Long-term debt included $0, $68 million, $0, $105 million, $130 million and $98 million payable to USAir Group at, March 31, 1996, December 31, 1995, 1994, 1993, 1992 and 1991, respectively. USAir fully paid its long-term obligation to USAir Group during the fourth quarter of 1994 and during the first quarter of 1996.
(4) Financial statistics exclude non-recurring charges as well as revenue and expense generated under the wet lease arrangements with BA.
(5) Full-time equivalent employees.
 * For the years ended December 31, 1994, 1993, 1992, 1991, and
1990, earnings were not sufficient to cover fixed charges.
Additional earnings of approximately $721 million for the year ended December 31, 1994, $385 million for 1993, $610 million for
1992, $411 million for 1991, and $674 million for 1990 would have been required to achieve a ratio of 1.0.
**Ratio of earnings to fixed charges is not available for the quarter ended March 31, 1996.
c = cents


                  MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
           ------------------------------------------------


Results of Operations
- ---------------------

     The following discussion relates to the financial results and condition of USAir. USAir is the principal subsidiary of USAir Group and accounted for approximately 93% of USAir Group's operating revenues for fiscal year 1995 and 92% for the first three months of 1996. USAir is a major United States air carrier whose primary business is transporting passengers, property and mail. USAir enplaned more than 57 million passengers during 1995 and is currently the fifth largest domestic air carrier, as measured by revenue passenger miles. Except where noted, the following discussion is based primarily upon USAir's financial condition, results of operations and future prospects.

     USAir, whose results include USAir's wholly-owned subsidiary USAM Corp. ("USAM"), recorded net income of $33.0 million in 1995 compared to a loss of $716.2 million for 1994. USAir recognized a net loss of $54.9 million for the first three months of 1996 compared to a $101.8 million loss for the same period in 1995.

     USAir's improved results in 1995 and for the first quarter of 1996 are mainly attributable to a stable domestic economic climate, favorable capacity trends in USAir's markets, less fare discounting and low fare competition and the positive influence of USAir's cost-reduction and revenue enhancement initiatives. USAir estimates that severe winter weather within the eastern United States and the partial shutdowns of the United States government adversely affected first quarter results by approximately $55 million. The entire domestic airline industry has benefitted from a stable domestic economic environment and overall favorable capacity and fare pricing factors. However, USAir's financial condition, results of operations and future prospects are more susceptible to an economic downturn and competitive influences than most of its major competitors due to USAir's high cost structure amid the growing low cost, low fare environment of the domestic airline industry.

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                               - 58 -

Factors Contributing to Improved 1995 Financial Results
- -------------------------------------------------------

      USAir realized stronger than anticipated yields (Passenger Transportation revenue per RPM) in 1995 due in part to a decrease in industry capacity in the eastern United States and less intense low fare competition and fare discounting than in recent years.
The eastern U.S. is the primary operating region for USAir and its regional airline affiliates. In 1995, several major air carriers, including USAir, implemented reductions in capacity (as measured by ASMs in the eastern U.S. (see discussion of USAir's capacity reductions below in "Cost-Reduction and Revenue Enhancement Initiatives"). Most notably, Continental eliminated its low fare, "no frills" pricing and marketing strategy, "Continental Lite," in early 1995. Continental Lite was launched in October of 1993 on certain routes in the eastern U.S. also served by USAir and was substantially expanded during 1994 into additional markets also served by USAir. In an effort to maintain market share, USAir responded to Continental Lite's competitive threat by selectively lowering its fares by as much as 70% compared to the fares in effect prior to Continental Lite's incursion. These fare reductions affected markets where USAir had previously generated approximately 46% of its Passenger Transportation revenues. In addition to Continental's capacity reductions, American and United also reduced service in the intra-east coast region during 1995. Overall, during 1995, the mature, established air carriers decreased capacity in the intra-east coast region by approximately 9.8% versus 1994 levels. However, other air carriers with low costs of operations and low fare structures ("low cost, low fare" air carriers) increased capacity in this region during the same period (see further discussion below in "Current Industry Conditions - Continued Growth of Low Cost, Low Fare Competition"). The net result was that capacity in the intra-east coast region decreased by approximately 3.5% year-over-year.

     As discussed in further detail below, USAir's recent cost-reduction and revenue enhancement initiatives contributed positive-ly to USAir's improved 1995 results. USAir stated in 1994 and early 1995 that it sought to reduce its annual operating costs by $1 billion through a combination of labor-related and other cost reductions. During 1995, USAir achieved its goal of reducing annual non-labor operating expenses by approximately $500 million from otherwise expected levels. USAir believes that these savings will approach $600 million in 1996 from otherwise expected levels. The anticipated savings in the labor-related areas, the other half of the targeted annual reduction in operating costs, have not been realized. USAir's 1995 financial results represent a significant improvement over 1994 levels, but USAir believes that it will not be able to achieve either its short-term or long-term goals without achieving significant reductions in USAir's personnel costs.


         Current Industry Conditions - Continued Growth
               of Low Cost, Low Fare Competition
         ----------------------------------------------

     Demand for air transportation has historically mirrored general economic conditions. During the most recent economic recession in the United States, the domestic airline industry experienced a reduction in demand for air transportation without a corresponding decrease in capacity. The disparity between demand and capacity was exacerbated by the continued delivery of new aircraft to domestic air carriers and the operation of certain major air carriers under the protection of Chapter 11 of the Bankruptcy Code for extended periods.

     The years 1993 through 1995 included the entry and growth of low cost, low fare air carriers into markets served by USAir and its regional airline affiliates. Intra-east coast operations currently represent approximately 64% of USAir's departures and approximately 44% of its capacity (ASMs). Southwest, a low cost, low fare air carrier which had not previously provided service to or within the eastern U.S., inaugurated service from BWI in September of 1993 at fares substantially below those previously in place. BWI is one of USAir's hub airports. Southwest expanded operations from BWI during 1994 and 1995 and initiated service to Florida from BWI, among other locations, in early 1996. Southwest also launched intra-Florida service during early 1996. Southwest, which has a considerable cost advantage over USAir, particularly with regards to personnel costs, could continue to expand in markets served by USAir or its regional airline affiliates.

     ValuJet, another low cost, low fare air carrier, commenced operations in October of 1993 by offering service within the intra-east coast region. By September 30, 1995, ValuJet had 34 aircraft in its operating fleet and in late 1995 announced that it had signed an agreement with McDonnell Douglas Corporation for the purchase of 50 MD-95 aircraft with options for an additional 50 MD-95 aircraft. Deliveries are scheduled to begin in mid-1999. ValuJet had announced that it planned to increase its operating fleet to 60 aircraft by the end of 1996 and its target for the year 2000 was 143 aircraft. ValuJet announced in March 1996 that it would temporarily slow its growth rate. ValuJet initiated service at Boston in 1995 and has recently inaugurated service at Pittsburgh and Charlotte. USAir and its regional affiliates have significant operations at these locations. The major airports at Pittsburgh and Charlotte are USAir's largest hubs. The short-term effect of ValuJet's expansion into these markets on the Company's financial condition and future prospects is expected to be minimal considering the frequency of service ValuJet currently offers. ValuJet has recently been harmed by adverse public reaction to a crash of a ValuJet DC-9 in the Florida Everglades in May 1996 and a related investigation into the maintenance and operations of ValuJet by the FAA. ValuJet has temporarily reduced its operations by 50% in order to do a thorough inspection of its fleet. USAir cannot predict the result of the ValuJet investigation, the public perception of ValuJet and whether such circumstances will have a long-term effect on ValuJet and its operations.

     In addition to Southwest and ValuJet, other air carriers with a low cost, low fare strategy have also initiated or announced intentions to offer or expand service in the intra-east coast region. Delta has recently announced an agreement with certain employees that would allow Delta to establish a low cost, low-fare operation in certain short-haul markets. USAir currently has low cost, low fare competition affecting over 45% of its traffic base. In an effort to preserve market share, USAir has typically responded to the entry of a low cost, low fare competitor into its markets by matching fares and increasing the frequency of service in related markets, generally with the result of diluting USAir's yield in these markets. In some cases USAir has responded by reducing service in affected markets.

     Besides the competitive threat posed by low cost, low fare air carriers, several of the larger, mature air carriers have developed or indicated their intention to develop similar low cost, low fare service. Current industry conditions have forced the larger, mature air carriers to seek significant cost reductions in order to remain competitive and financially viable. For example, during 1994, United completed a transaction which traded significant employee wage concessions and productivity improvements for a majority ownership stake in the company and seats on its board of directors. The agreement also allowed United to establish a low cost, low fare operation labeled "Shuttle by United". The primary function of this operation is to compete successfully with low cost, low fare air carriers in mainly secondary or short-haul markets. During 1993, Continental, TWA and Northwest, were able to obtain significant wage concessions and productivity improvements from unionized employees. The employee concessions achieved by Continental and TWA were obtained in the course of bankruptcy proceedings of those companies.

     In 1994, Delta launched a program designed to reduce its unit operating costs (operating costs per ASM) from approximately 9.30 cents at that time to 7.50 cents by June 1997. Delta announced in early 1996 that this program to date had helped to reduce unit costs to 8.61 cents for its fiscal quarter ended December 31, 1995. Delta's cost reduction program has included significant workforce reductions. USAir's unit costs were 11.40 cents for 1995. In addition, Delta has recently announced an agreement with its pilots, its only unionized employee group, that would include the establishment of a new low cost, low fare operation centered on markets serviced by jet aircraft with 100 seats or less. The stated objective of this new operation, prospectively called "Delta Express," is to compete effectively with Southwest and ValuJet. A stated goal of Delta Express would be wage levels approximately 10% lower than those of Southwest, which has one of the lowest cost structures in the airline industry. Further, a Delta spokesperson has stated that Delta would also deploy the new operation to compete against USAir in certain markets. The ultimate outcome of Delta's agreement with its pilot's union or its impact on USAir's ability to obtain similar labor cost reductions is not known at this time.

     The continued growth of Southwest, ValuJet and other low cost, low fare air carriers in markets served by USAir and its regional affiliates and the ability of certain other air carriers to lower their costs of operations continue to pose a growing competitive threat to USAir. Incursions by low cost, low fare air carriers in markets served by the Company's airline affiliates are expected to continue to have an adverse effect on the Company's results of operations and future prospects and further emphasize the need for the Company to achieve a significant reduction in USAir's personnel costs.


       Cost-Reduction and Revenue Enhancement Initiatives
       --------------------------------------------------

     As mentioned above, USAir realized significant savings in non-labor costs during 1995. These savings involved various organizational and structural changes, re-engineering, capacity reductions and other initiatives in support of its three core business strategies: (1) rationalize the level and geographic distribution of USAir's capacity; (2) improve USAir's product and delivery, and; (3) reduce capital requirements and operating costs.

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                               - 62 -

     USAir initiated its "right-sizing" strategy in the Spring of 1995 with the goal of reducing annual system capacity by five percent and emphasizing the strengths of its hubs at the major airports in Pittsburgh, Charlotte, Philadelphia and Baltimore, as well as its operations at other major east coast urban centers.
The capacity reductions focused on either eliminating redundant or unprofitable routes or replacing jet service on those routes with service provided by USAir's regional affiliates using turboprop aircraft. USAir's capacity (ASMs) for 1995 was 4.7% lower than for 1994. Capacity (ASMs) for the second half of 1995, reflecting the full impact of right-sizing, was 10.8% lower than the comparable period in 1994. The strengthening of hub operations was achieved by reducing point-to-point flights (flights between cities that are not USAir hubs) thereby increasing the utilization of equipment and personnel at hub locations. The percentage of point-to-point flights in USAir's schedule was reduced from approximately 18% at the end of 1994 to about 10% by the end of 1995.

     USAir also shifted its focus for transatlantic operations from Charlotte and Pittsburgh to Boston and Philadelphia to take advantage of better connecting traffic and the larger population bases in those cities. Load factors (the percentage of available seats filled by revenue passengers) for USAir's transatlantic flights reached historical highs during the second half of 1995. USAir increased capacity in select transatlantic and transcontinen-tal markets during 1995 as part of its right-sizing efforts. USAir has announced that it will begin service to Munich, Germany, Madrid, Spain and Rome, Italy from Philadelphia in the second quarter of 1996.

     USAir believes that its right-sizing initiatives have produced substantial financial benefits during 1995 and that those financial benefits will continue.

     USAir has also implemented several programs intended to enhance its product and level of service. By the end of December 1995, USAir had expanded its code share arrangement with BA to include 70 of the 138 airports currently authorized by the DOT. USAir believes that its code sharing arrangement with BA has produced financial benefits as well as enhanced USAir's image in the marketplace. BA has publicly stated that its relationship with USAir has contributed over $150 million in additional revenues and cost savings. The code sharing arrangement provides USAir with greater access to international traffic and allows better on-line connections and coordinated check-in and baggage checking procedures for its customers.

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                               - 63 -

     USAir has increased its level of on-time performance among the major air carriers and has consistently ranked among the top three air carriers during the second half of 1995, despite the fact that USAir carried record numbers of passengers during that time period. In October of 1995, USAir introduced, in conjunction with BA, personal computer software called "Priority TravelWorks" and "Executive TravelWorks" that will enable certain high-volume customers to engage in self-service travel booking through on-line computer services. USAir introduced a "ticketless" travel option for customers in April 1996. Besides offering convenience to its customers, USAir believes that ticketless travel will help reduce distribution costs which currently account for approximately $1 billion of USAir's annual operating expenses. USAir is working to expand electronic ticketing to international service and USAir Shuttle flights. USAir is also working with major computer reservations systems to make electronic ticketing available to travel agents.

     The Company reached an agreement with The Boeing Company in 1994 which enabled USAir to reschedule the delivery of 40 Boeing 737-series aircraft from the 1997-2000 time period to the years 2003-2005. In addition, as part of the same agreement, USAir relinquished all of its options to purchase Boeing aircraft during the 1996-2000 time period. During 1995, USAir reached agreements with Boeing and Rolls Royce regarding the deferral of eight Boeing 757-200 aircraft deliveries from 1996 to 1998. As part of the latter Boeing agreements, the delivery dates for progress payments associated with the previously scheduled 1996 deliveries were likewise rescheduled. These agreements with Boeing and Rolls Royce have resulted in a substantial reduction in USAir's expected capital expenditures for the years 1996 through 2000 (see additional information regarding the Boeing and Rolls Royce agreements and scheduled aircraft commitments in Note 4(d) to the Company's consolidated financial statements). USAir has also pursued the sale or lease of certain jet aircraft and declined to renew leases for certain other aircraft upon expiry. In 1995, USAir added seven 757-200 aircraft to its operating fleet but eliminated 37 other jet aircraft, including all of its Boeing 727-200 aircraft. USAir sold thirteen Boeing 737-300 aircraft during 1995.

     The other component of the targeted billion dollar reduction in annual operating costs referred to previously is a significant reduction in personnel costs. Accordingly, USAir Group began negotiating with USAir's organized labor groups in March 1994 with the goal of reducing annual personnel costs by approximately $500 million through voluntary concession agreements involving wage and benefit reductions, improved productivity and other cost savings. During the Spring of 1995, USAir Group reached agreements in principle with each of USAir's major unions, but those tentative agreements were conditioned on, among other things, ratification by the members of each labor group and the approval of USAir Group's stockholders and USAir Group's and USAir's boards of directors. These agreements in principle provided for wage and other conces-sions in exchange for equity participation in USAir Group, profit sharing and representation on USAir Group's board of directors for USAir's labor groups. In July 1995, the membership of the AFA, which represents USAir's flight attendants, voted not to ratify its agreement in principle. ALPA which represents USAir's pilots, made significant additional demands which were unacceptable and negotiations were thereafter terminated by the Company.

     USAir's contract with the employees represented by the IAM became open for negotiations on October 1, 1995.

     Under the Railway Labor Act, a labor contract does not "expire," but rather becomes amendable on a certain date. Thirty days prior to that date, either party to the contract may give notice to the other of its intention to amend the contract, at which point the collective bargaining process begins. If after a period of negotiations, the parties cannot reach an agreement, a federal mediator from the National Mediation Board is brought in to assist. The process of mediation continues until the National Mediation Board determines, at its sole discretion, that the parties have reached an impasse. At that point, the parties enter a thirty-day "cooling off" period before either party may employ so-called self-help (e.g., the imposition of contract changes or a lockout by the company or a strike by the union). While in negotiations and mediation, both parties are bound by the contrac-tual terms that were in effect prior to the commencement of the collective bargaining process.

     Personnel costs accounted for approximately 41% of USAir's operating costs for 1995. USAir currently has the highest unit labor costs in the domestic airline industry. USAir continues to believe that its long-term future depends on its success in further reducing its cost of operations, including personnel costs. USAir remains committed to obtaining a significant reduction in USAir's unit labor costs.


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                               - 65 -

               CEO Succession and Senior Management Changes
               --------------------------------------------

      In January 1996, USAir Group's and USAir's boards of directors elected Stephen M. Wolf as Chairman of the Board and Chief Executive Officer of both companies. Mr. Wolf succeeded Seth
E. Schofield in these capacities. During February 1996, Rakesh Gangwal was appointed President and Chief Operating Officer of USAir Group and USAir and Lawrence M. Nagin was appointed Executive Vice President of Corporate Affairs and General Counsel of both companies. Messrs. Wolf and Gangwal have recently held a series of employee meetings where they presented their assessment of USAir's competitive position. The focal point of these meetings has been to communicate senior management's belief that USAir must lower its personnel costs, increase productivity, increase the quality of USAir's service and customer satisfaction and grow in size to ensure long-term viability. With regard to the growth of USAir, USAir believes that internal growth is preferable, but has not excluded other alternatives.

     In May 1996, John P. Frestel, Jr., Senior Vice President-Human Resources announced that he was retiring from USAir. His duties will be assumed by John R. Long III, currently Executive Vice
President-Customer Services of USAir.

                      Discussions With UAL and AMR
                      ----------------------------

     USAir Group announced in early October 1995 that it was engaged in preliminary discussions with both AMR and UAL concerning possible strategic relationships, up to and including acquisition of USAir or USAir Group. UAL announced in November 1995 that it would not pursue the discussions. AMR, which had previously announced that it would likely not pursue the matter if UAL chose not to do so, likewise declined to continue the discussions with the Company.

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                               - 66 -

                 Deferral of Dividends by USAir Group
                 ------------------------------------

     USAir Group announced in September 1994 that it had elected to defer quarterly dividend payments on all outstanding series of its preferred stock beginning with payments due September 30, 1994. USAir Group has not paid dividends on its Common Stock since the second quarter of 1990. As of May 20, 1996, the USAir Group's board of directors had not authorized the resumption of any dividends on USAir Group's preferred stock or Common Stock and there can be no assurance when or if such dividend payments will resume. As of March 31, 1996, USAir Group believed that it was legally precluded from paying dividends or repurchasing or redeeming its capital stock due to the provisions of Section 170 of the Delaware General Corporation Law (the "Delaware Statute") which require a Delaware corporation to maintain a capital surplus in order to pay dividends on or repurchase or redeem its capital stock. In addition, as of March 31, 1996, USAir Group does not believe that it can comply with certain provisions of the Delaware Statute which permit a corporation with a capital deficit to pay dividends on its capital stock under special circumstances.

     Under the terms of the Series A Preferred Stock, its holders, currently affiliates of Berkshire, have the right to elect two additional directors to USAir Group's board of directors after a scheduled dividend payment has not been made for thirty days. Berkshire has informed USAir Group that it does not intend to exercise its right at this time. Under the terms of the Series B Preferred Stock, its holders have the right to elect two additional directors to USAir Group's board of directors if six quarterly dividend payments are not paid. That right became effective on February 15, 1996. A requisite percentage of Series B Preferred Stock holders informed USAir Group that they would be pursuing the right to elect two additional directors to the Company's board of directors. Accordingly, upon the election of the Series B directors, the holder of the Series F Preferred Stock, the Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock, without par value ("Series T-1 Preferred Stock"), and the Series T-2 Cumulative Convertible Exchangeable Senior Preferred Stock, without par value ("Series T-2 Preferred Stock")(the Series T-1 and Series T-2 Preferred Stock are collectively referred to as the "Series T Preferred Stock"), an affiliate of BA, would have the right to nominate an additional director to USAir Group's board of directors pursuant to its Investment Agreement with USAir Group if Berkshire were to exercise their respective rights to elect additional directors to USAir Group's board of directors.

     The redemption value of the Series A Preferred Stock at March 31, 1996 was $422.3 million (face amount of $358.0 million plus deferred dividends and interest thereon of $64.3 million). The redemption values of the Series F and Series T Preferred Stock at March 31, 1996 were $334.9 million (face amount of $300.0 million plus deferred dividends and interest thereon at $34.9 million) and $111.2 million (face amount of $100.7 million plus deferred dividends and interest thereon of $10.5 million), respectively. The liquidation preference of the Series B Preferred Stock was $243.5 million (face amount of $213.2 million plus deferred dividends of $30.3 million) at March 31, 1996.


                Industry Globalization and Regulation
                -------------------------------------

     The trend toward globalization of the airline industry has accelerated in recent years as certain U.S. and foreign air carriers have formed marketing alliances. Certain foreign air carriers have made substantial investments in U.S. air carriers which have frequently been tied to marketing alliances or, less frequently, reciprocal investments by the U.S. air carrier in its foreign partner. Foreign investment in U.S. air carriers is restricted by statute and may be subject to review by the DOT and, on antitrust grounds, by the U.S. Department of Justice ("DOJ").

     On January 21, 1993, USAir Group and BA entered into the Investment Agreement under which a wholly-owned subsidiary of BA has to date purchased certain preferred stock of USAir Group for $400.7 million. Under the Investment Agreement, USAir and BA have entered into a code sharing arrangement under which certain domestic USAir flights, connecting to certain BA transatlantic flights, may be listed on computerized reservation systems either under USAir's or BA's two letter designation code, subject to authorization by the DOT.

     The deadline for BA's election to purchase 50,000 shares of Series C Cumulative Convertible Senior Preferred Stock, without par value (the "Series C Preferred Stock"), and therefore, subject to the conditions specified below, to elect to make any further investment in USAir Group pursuant to the Investment Agreement, was

January 21, 1996. Prior to this deadline BA informed USAir Group that it would not exercise its right to purchase the Series C Preferred Stock. Because BA did not elect to purchase the Series
C Preferred Stock, the Company currently has the option to redeem in whole or in part, the Series F Preferred Stock and a like percentage of the Series T Preferred Stock at the higher of market value or the price of $10,000 per share, plus accrued dividends.
As mentioned above in "Deferral of Dividends", USAir Group elected in late September 1994 to defer dividends on its preferred stock and, as of May 20, 1996, USAir Group's board of directors had not authorized the resumption of any dividend payments on USAir Group's capital stock. If the DOT approves all the transactions as contemplated by the Investment Agreement on or prior to January 21, 1998, BA's purchase of the Series C Preferred Stock may be accomplished under certain circumstances. The DOT has not yet approved all the provisions of the Investment Agreement. USAir Group cannot predict whether or when the purchase of the Series C Preferred Stock will occur or if BA will make any additional investment in USAir Group.

     In June 1995, the DOT renewed its approval of USAir's and BA's authority to operate code share service on flights serving 66 U.S. cities. In addition, the DOT approved an expansion of the USAir code share authority to 65 new U.S. cities, Bermuda, Nassau and five Canadian cities. The approval is valid for two years. As of December 31, 1995, USAir and BA offered code share service to and from 70 of the 138 airports authorized by the DOT. The DOT may continue to link further renewals of the code share authorization to the United Kingdom's ("U.K.") liberalization of U.S. air carrier access to the U.K. markets. However, the code sharing arrangement is expressly permitted under the existing bilateral air services agreement between the U.S. and U.K. USAir expects that the authorization will be renewed in the future; however, there can be no assurance that this will occur.

      During 1995, the DOT completed its comprehensive examination of the "high density rule" which limits airline operations at Chicago O'Hare, New York's LaGuardia and John F. Kennedy International, and Washington National Airports by restricting the number of takeoff and landing slots. The DOT has indicated that it intends to maintain the operating limitations imposed by the rule. USAir holds a substantial number of slots at LaGuardia and Washington National.

                                Other
                                -----

     USAir has announced that it is phasing out of the "wet lease" arrangements with BA by the end of June 1996. Under the wet lease arrangements, USAir leased Boeing 767-200ER aircraft, along with cockpit and cabin crews, to BA in order for BA to serve three routes between the U.S. and London. In conjunction with the termination of the wet lease arrangements and related to USAir's relinquishment or divestiture of certain routes to the U.K., BA agreed to pay USAir a total of $47 million in periodic payments commencing with the termination of the first of the three wet leases and continuing annually for nine years. USAir currently intends to utilize the aircraft returned from BA as part of its planned 1996 expansion of international service (see "Cost-Reduction and Revenue Enhancement Initiatives" above). The first wet lease ended in late December 1995 and, concurrently, BA remitted the first payment to USAir. A second aircraft was returned to USAir in February 1996. The final aircraft is scheduled to be returned on May 31, 1996.

     In March 1996, Fokker, a Dutch aircraft manufacturer, was declared bankrupt under the laws of The Netherlands. Although USAir had no outstanding aircraft purchase orders with Fokker, Fokker had certain warranty obligations to USAir under purchase agreements and also supplied aircraft parts and components to USAir. Although USAir has been advised that successor entities will supply parts and technical services to Fokker's airline customers, a disruption in the supply of parts or components could adversely impact USAir's operations. An adverse market perception of Fokker products could adversely affect market values of USAir's owned Fokker aircraft. As of May 21, 1996, USAir operated 56 Fokker aircraft and owned 57 Fokker aircraft (the latter figure includes 20 aircraft which are operated by lessees of USAir). See "Business-Flight Equipment" for additional information.

                    Frequent Traveler Program
                    -------------------------

     Under USAir's FTP, participants generally receive mileage credits equal to the greater of actual miles flown or 500 miles, effective May 1, 1995 (750 miles before May 1, 1995), for each paid flight segment on USAir or USAir Express, or actual miles flown on one of USAir's FTP airline partners. Participants generally receive a minimum of 500 mileage credits, effective May 1, 1995, for each paid flight on USAir Shuttle (1,000 miles prior to May 1, 1995). Participants flying on first or business class tickets generally receive additional credits. Participants may also earn mileage credits by utilizing certain credit cards, staying at participating hotels or by renting cars from participating car rental companies. Mileage credits earned by FTP participants, which do not expire under current program guidelines, can be redeemed for various travel awards, including fare discounts, first class upgrades and tickets on USAir or other airlines participating in USAir's FTP. Certain awards also include hotel and car rental awards. Awards may not be brokered, bartered or sold, and have no cash value.

      USAir and its airline partners limit the number of seats allocated per flight for award recipients through inventory management techniques. The number of seats available for frequent travelers varies depending upon flight, day, season and destina-tion. Award travel for all but USAir's most frequent travelers generally is not permitted on blackout dates, which correspond to certain holiday periods in the United States or peak travel dates to foreign destinations. USAir reserves the right to terminate the FTP or portions of the program at any time, and the FTP's rules, partners, special offers, blackout dates, awards and mileage levels are subject to change without prior notice.

     USAir accounts for its FTP under the incremental cost method, whereby estimated future travel awards are valued at the estimated average incremental cost of carrying one additional passenger. Incremental costs include unit costs for passenger food, beverages and supplies, fuel, reservations, communications, liability insurance and denied boarding compensation expenses. No profit or overhead margin is included in the accrual for incremental costs. The Company periodically reviews the assumptions made to calculate its FTP liability for reasonableness and makes adjustments to these assumptions as necessary. No liability is recorded for airline, hotel or car rental award certificates that are to be honored by other parties because there is no cost to USAir for such awards.

     Effective January 1, 1995, USAir increased the minimum mileage level required for a free domestic flight from 20,000 to 25,000. FTP participants had accumulated mileage credits for approximately 3,350,000 awards and 3,697,000 awards at December 31, 1995 and 1994, respectively, at the 25,000 mile level required to earn an award. Because USAir expects that some potential awards will never be redeemed, the calculations of the accrued liability for incremental costs at December 31, 1995 and 1994 were based on approximately 87% and 86%, respectively, of the accumulated credits. Mileage for FTP participants who have accumulated less than the minimum number of mileage credits necessary to claim an award is excluded from the calculation of the accrual. Incremental changes in FTP liability resulting from redeemed or additional mileage credits are recorded as part of the regular review process.

     USAir's customers redeemed approximately 1,160,000, 927,000 and 841,000 awards for free travel on USAir in 1995, 1994 and 1993, respectively, representing approximately 9.0%, 7.0% and 8.0% of USAir's RPMs in those years, respectively. USAir does not believe that usage of FTP awards results in any significant displacement of revenue passengers. USAir's exposure to the displacement of revenue passengers is not significant, as the number of USAir flights that depart 100% full is minimal. In the second quarter of 1995, the quarter when the highest number of free frequent traveler trips were flown for the year, for example, fewer than 6.5% of USAir's flights departed 100% full. During this same quarterly period, approximately 5.2% of USAir's flights departed 100% full and also had one or more passengers on board who were traveling on FTP award tickets.

     During 1995, four members of USAir's FTP filed class action lawsuits against USAir in Illinois, Pennsylvania, California and New Jersey state courts, alleging breach of contract relating to changes made to USAir's FTP effective December 31, 1989 and/or January 1, 1995. A similar lawsuit has been pending in California state court since 1989. The lawsuits seek unspecified damages and an injunction against allegedly objectionable changes to USAir's FTP and any subsequent retroactive changes to the FTP. See "Legal Matters." USAir denies the allegations made in the lawsuits and intends to vigorously defend itself. In addition, the DOT has expressed concern about potential consumer fraud relating to frequent traveler programs and their restrictions on the use of awards. It is uncertain whether USAir will be named party in any further litigation or if the DOT will take any action with respect to frequent traveler programs. The ultimate resolution of these lawsuits or potential lawsuits or possible DOT actions and the potential impact on the Company's results of operations and financial condition cannot be predicted at this time.

Results of Operations
- ---------------------

     First Quarter of 1996 Compared with First Quarter of 1995
     ---------------------------------------------------------

     USAir recorded a net loss of $54.9 million for the first quarter of 1996, an improvement of $46.9 million (or 46.1%) over its $101.8 million loss for the first quarter of 1995.

During the first quarter of 1996, USAir reduced capacity (ASMs) by 11.4% versus first quarter of 1995. For the same comparative periods, USAir boarded 6.0% fewer scheduled service revenue passengers and experienced a 4.1% decrease in scheduled service revenue passenger miles (scheduled service revenue passengers multiplied by the number of miles that they are flown or "RPMs"), but realized an 8.8% increase in yield (revenue per RPM) and a 4.9 percentage point increase in load factor (percentage of seats occupied by revenue passengers). The capacity decrease reflects USAir's schedule reductions during mid-1995 and the effects of the harsh weather experienced in the eastern United States during the first quarter of 1996. The Company estimates that approximately 1.5% of the quarter-over-quarter capacity decrease is due to weather factors. USAir believes that it has been able to recapture most of the revenues from flights eliminated as the result of its schedule reductions. USAir's capacity (ASMs) for full-year 1996 is expected to be 2.5% less than for full-year 1995.

     The increase in yield for the first quarter of 1996 as compared to the first quarter of 1995 was primarily driven by capacity and pricing factors that prevailed during the first quarter of 1995, as well as select fare increases that were put in place by USAir during the first quarter of 1996. During the first quarter of 1995, USAir was facing considerable competitive pressure from the low fare, "no frills" product, "Continental Lite," offered by Continental. In response to Continental Lite, USAir selectively reduced fares in certain markets to maintain market share. Continental eliminated its Continental Lite operation early in the second quarter of 1995. USAir estimates that its yield will increase marginally for the second quarter of 1996 as compared to the second quarter of 1995, but remain relatively flat or decrease slightly as compared to 1995 results for the remainder of 1996 due to competitive factors.

      USAir's unit cost, or cost per ASM, was 12.81 cents for the first quarter of 1996, a 15.6% increase versus the first quarter of 1995. This increase is primarily the result of relatively flat operating expenses applied over 11.4% less capacity (ASMs). USAir estimates that its unit cost for full-year 1996 will be approximately 8% higher than for full-year 1995, reflecting slightly higher operating expenses and less capacity year-over-year. However, this estimate is dependent on a number of factors that are generally outside of the Company's control, including, for example, aviation fuel prices and weather-related factors.

Operating Revenues
- ------------------

Passenger Transportation - USAir's Passenger Transportation revenues increased $65.0 million, or 4.4%. USAir's increase is the result of an 8.8% increase in yield partially offset by a 4.1% decrease in scheduled service RPMs. As mentioned above, USAir selectively increased fares during the first quarter of 1996. In addition to other factors discussed previously, the Company's Passenger Transportation revenues may have been stimulated by the expiration of the 10% Federal Transportation Tax on January 1, 1996. USAir stopped collecting this tax from customers when it lapsed. The Company cannot estimate the dollar impact of the lapse of this tax on its Passenger Transportation revenues due to the complexity and number of factors that contribute to the Company's performance in this area.

Other Operating Revenues - Fees received by USAir from USAir Express carriers (other than the fees USAir receives from USAir Group's three wholly-owned regional air carriers) increased due to higher passenger volumes and a higher per-passenger fee structure. In addition, USAir had increased revenues from USAir Club membership renewals (a special renewal incentive program was offered during the first quarter of 1996) and reservation cancellation fees. Revenues received from the wet lease arrangement with British Airways decreased approximately $6.9 million due to the phase-out of these arrangements. Increases in this category are largely offset by increases in the Other Operating Expenses category.

Operating Expenses
- ------------------

Personnel Costs - Interest rate-driven increases in pension and post-retirement benefits expenses, contractual wage increases that USAir's pilot and flight attendant employee groups received in January 1996 and wage increases received by certain non-contract employees effective January 1, 1996, combined to more than offset personnel complement decreases. USAir's pilots and flight attendants also received contractual wage increases in January 1995 and July 1995, respectively, and USAir's mechanics received contractual wage increases in March 1995. USAir had approximately 39,959 full-time equivalent employees on March 31, 1996 versus 41,887 full-time equivalent employees on March 31, 1995. The Company also recognized expenses of approximately $10.1 million during the first quarter of 1996 related to restricted stock grants, sign-on bonuses, severance payments and other compensation related to recent management changes. The Company expects to recognize additional expenses related to executive compensation during the second quarter of 1996. The Company did not recognize expenses related to profit sharing plans during the first quarter of 1996, but expects to record such expenses from the second quarter of 1996 through the end of the year, subject to the Company's profitability and the terms of the profit sharing plans.

Aviation Fuel - Consumption decreased approximately 33 million gallons, but was offset by the effects of a 6.55 cent increase in the average cost of aviation fuel per gallon. USAir experienced even higher aviation fuel prices during April 1996; however, the Company cannot predict whether or not this trend will continue. Sustained increases in the price of aviation fuel would have a materially adverse effect on the Company's results of operations. Based on current consumption, each one cent increase in USAir's cost of aviation fuel per gallon translates into an increase of approximately $11 million in USAir's annual aviation fuel expense. See Other Operating Expenses below related to federal taxes on aviation fuel.

Commissions - Decreased primarily due to the effects of the revised rate structure for commissions paid to travel agencies, which went into effect during February 1995.

Other Rent and Landing Fees - Decreased due mainly to credits received by USAir from certain airport facilities related to 1995 activity (these facilities experienced lower operating costs than expected) and an increase in the sublease of certain facilities to third parties. USAir also experienced a slight decrease in landing fees expenses quarter-over-quarter due to capacity reductions.

Aircraft Maintenance - Efficiencies gained from re-engineering efforts in USAir maintenance areas and the effects of fewer operating aircraft in USAir's fleet were more than offset by timing factors and an increase in the rate-per-engine USAir pays to an outside contractor to overhaul certain jet engines.

Aircraft Rent - Increased due primarily to two leased Boeing 767-200ER aircraft re-entering USAir's operating fleet during the first quarter of 1996. USAir recognized expenses related to these two aircraft in the Other Operating Expenses category while they were operated by British Airways (see also Other Operating Revenues).

Depreciation and Amortization - Decreased due mainly to fewer owned aircraft in USAir's operating fleet. During 1995, USAir sold 13 owned Boeing 737-300 aircraft and took delivery of 7 new Boeing
757-200 aircraft.

Other Operating Expenses - Increased primarily due to additional Federal taxes on aviation fuel and increases in insurance, de-icing fluid and communications-related costs. The Federal Excise Tax on Transportation Fuels, which USAir became obligated to pay beginning October 1, 1995, totaled approximately $10 million for the first quarter of 1996. Expenses related to the wet lease arrangements with British Airways decreased approximately $6.9 million due to the recent termination of two of the three wet leases (see also Other Operating Revenues and Aircraft Rent).

Other Income (Expense)
- ----------------------

Interest Income - Increased due mainly to higher Cash and Cash
Equivalents and Short-Term Investments balances period-over-period.

Interest Expense - Decreased primarily as the result of less long-term debt outstanding period-over-period. USAir made early debt repayments totaling approximately $202.1 million during 1995.

Liquidity and Capital Resources
- -------------------------------

     Net cash used for operations was $12.9 million for the first quarter of 1996. As of March 31, 1996, Cash and Cash Equivalents totaled $782.7 million and Short-Term Investments totaled $45.5 million. USAir also had $99.0 million deposited in trust accounts to collateralize letters of credit and worker's compensation policies at quarter-end.

     The Company is highly leveraged. USAir requires substantial working capital in order to meet scheduled debt and lease payments and to finance day-to-day operations. In addition, USAir currently does not have access to a short-term credit or receivables sale facilities. However, based on current projections, the Company expects to satisfy its liquidity requirements for the remainder of 1996 through a combination of cash on hand and cash flows from operations. USAir has committed financing for a significant portion of the purchase price for each of its scheduled 1998 aircraft deliveries. The Company's expectations are subject to revision. Changes in certain factors that are generally outside the Company's control, such as the general economic environment, intensified competition from low cost, low fare carriers or operations and the price of aviation fuel, could have a materially adverse effect on the Company's liquidity, financial condition and results of operations.

     Investing activities during the first quarter of 1996 included cash outflows of $31.4 for the acquisition of assets ($3.4 million related to progress payments for Boeing 757-200 aircraft scheduled for delivery in 1998 and $28.0 million related to the purchase of rotables, hush kits, computer equipment and various ground support equipment). The Company's Short-Term Investments increased by $25.7 million during the period and the Other investing uses of cash category includes $12.2 million related to the purchase of debt issued by Shuttle, Inc. The net cash used by investing activities during the first quarter of 1996 was $64.5 million.

     Net cash used by financing activities during the first quarter of 1996 was $19.5 million. USAir sold the Old Notes during the first quarter of 1996 through a private placement offering under Securities and Exchange Commission Regulation 144A. USAir used the proceeds from the offering as part of the funds necessary to repay in full the indebtedness incurred in connection with certain 757-200 aircraft delivered to USAir in 1994 and 1995. The transaction is reflected on the Company's Condensed Consolidated Statements of

Cash Flows as proceeds from the issuance of debt of $103.0 million and a "non-cash" issuance of debt of $160.0 million. The non-cash component reflects proceeds that USAir directed to reduce debt and pay underwriter's fees at the time of the offering. USAir used cash proceeds it received from the offering and additional funds to make debt repayments of approximately $105.5 million immediately following the offering. The Old Notes are secured by the Aircraft. In addition to the sale of the Old Notes, the Company made scheduled debt repayments of approximately $17.0 million during the first quarter of 1996. USAir also incurred new debt of $4.6 million associated with progress payments for Boeing 757-200 aircraft scheduled for delivery in 1998. The $4.6 million is reflected as non-cash activity in the Company's Condensed Consolidated Statement of Cash Flows because USAir incurred the related debt in conjunction with the payment of the progress payments. As mentioned above, USAir has committed financing for a significant portion of the purchase price for each of its scheduled 1998 aircraft deliveries.

     As of March 31, 1996, USAir's ratio of current assets to current liabilities was .59 to 1 and the debt component of USAir's capitalization structure was greater than 100% due to a net capital deficiency.


                          1995 Compared with 1994
                          -----------------------

     USAir recorded net income of $33.0 million for 1995 which represents an improvement of $749.2 million over its 1994 results.

     USAir's yield was 16.66 cents for 1995, a 6.7% improvement versus 1994. The stronger than anticipated increase in yield primarily resulted from the effects of the factors discussed in "Factors Contributing to Improved 1995 Financial Results" above. USAir's capacity (ASMs) for 1995 decreased by approximately 4.7%. RPMs, however, decreased less than 1% and USAir's load factor was 64.7% for 1995, a historical high. USAir's unit costs increased to
11.40 cents from 1994's 11.02 cents primarily due to the capacity reductions that occurred in 1995. USAir's capacity (ASMs) for 1996 is expected to be approximately 3% less than for 1995 reflecting the full-year effects of USAir's right-sizing initiatives. USAir's unit costs are expected to increase for 1996 mainly due to higher Personnel Costs and Aviation Fuel expenses, partially offset by decreases in certain capacity-related expenses, applied over less capacity on a year-over-year basis. USAir's pilot and flight attendant employees received contractual wage increases in early 1996 and certain USAir non-contract employees received salary increases effective January 1, 1996.

     USAir believes that for the foreseeable future, while demand for higher yield "business fares" will remain essentially flat and relatively inelastic, the lower yield "leisure" market will remain highly price sensitive. The leisure market, which is affected by general economic conditions, is also the primary target market for low cost, low fare carriers. The Company expects that low fares offered by its airline affiliates in response to low cost, low fare competition in their markets will increase during 1996 and such competitive actions may have an adverse effect on the Company's results of operations, liquidity and financial condition.

     Although a competitive strength, concentration of significant operations in the eastern U.S. leaves USAir susceptible to certain regional conditions that may have an adverse affect on the Company's results of operations and financial condition.

     In August 1993, the United States increased taxes on domestic fuels, including aircraft fuel used on domestic routes, by 4.3 cents per gallon. Airlines were exempt from the tax increase until October 1, 1995. Pending legislation in Congress would reinstate the exemption through September 30, 1997, subject to termination of the exemption on September 30, 1996 if excise taxes relating to certain aviation trust funds are not extended. These excise taxes expired on December 31, 1995 and have not, as of May 20, 1996, been extended. There can be no assurance that an airline jet fuel tax exemption will be reinstated, or if reinstated, the terms under and the period for which the exemption will be effective. The additional fuel tax is currently being collected. USAir's 1995 results include expenses related to this tax of approximately $11.9 million, recognized as an operating expense, in Other Expense, Net. The lack of an airline jet fuel tax exemption would increase USAir's annual operating expenses by approximately $47 million based on projected domestic fuel consumption for 1996.

     The financial results for 1994 include: (i) a $172.9 million charge related to USAir's grounded BAe-146 fleet (see below for additional information related to the reserve for the BAe-146 fleet) and to USAir's decision to cease operations of its remaining Boeing 727-200 aircraft in 1995 (the last operational 727-200 aircraft was retired from service in September 1995); (ii) a $54.0 million charge for obsolete inventory and rotables to reflect market values; (iii) a $25.9 million charge related to USAir's decision to reduce substantially service between Los Angeles and San Francisco in November 1994; and (iv) a gain of $18.6 million resulting from the accounting treatment of the hull insurance recovery on the aircraft lost in the September 1994 accident.



                                       California
Line Item          Aircraft  Inventory Reduction  Other    Total
- ------------------ --------  --------- ---------- ------  -------
Personnel
  Costs..........  $    -    $   -     $  (0.3)   $ -   $  (0.3)
Aircraft
  Rent...........   (115.5)      -          -       -    (115.5)
Aircraft
  Maintenance....      3.4       -          -       -       3.4
Depreciation/
  Amortization...    (21.7)    (18.0)    (18.2)     -     (57.9)
Other Operating
  Expenses.......    (39.1)    (36.0)     (7.4)     -     (82.5)
                   ---------  --------- --------- ------  ------
Total Operating... $(172.9)   $(54.0)   $(25.9)   $ -   $(252.8)
                   =========  ========= ========= ====== =======
Other Non-Oper-
   ating...        $    -     $-        $-        $18.6 $  18.6
                   =========  ========= ========= ====== =======


      In addition to the above charges, USAir recorded a $50 million addition to Passenger Transportation revenue in the fourth quarter of 1994 to adjust estimates made during the first three quarters of 1994.

     USAir recognized a $4.1 million unusual item during the fourth quarter of 1995. This amount, a reduction of Aircraft Rent expense, reflects a partial reversal of the unusual item recorded in the fourth quarter of 1994 related to USAir's grounded BAe-146 fleet (see discussion of 1994 unusual items above). The $4.1 million reflects USAir's success subleasing three leased BAe-146 aircraft during the fourth quarter of 1995. USAir expects to reverse additional amounts previously accrued for dependant on USAir's success remarketing these aircraft.

     Operating Revenues - USAir's Passenger Transportation revenues increased $345.5 million, (5.8%). USAir's estimates that its Passenger Transportation revenues were adversely affected during 1994 by approximately $50 million due to unfavorable weather during the first quarter and approximately $150 million as the result of the two accidents that occurred during the third quarter. By early 1995, USAir's traffic had recovered from the effects of the accidents and approached a level more normally associated with USAir's capacity in the marketplace. USAir's 6.7% yield improve-ment was sufficient to offset the effects on revenues of a 4.7% decrease in both revenue passengers and capacity (see related discussion in "Factors Contributing to Improved 1995 Financial Results" above).

     In March 1993, the U.S. District Court in Atlanta, Georgia entered a settlement involving USAir and five other U.S. air carrier defendants in the Domestic Air Transportation Antitrust Litigation class action lawsuit. The class action suit, which was filed in July 1990, alleged that the airlines used the Airline Tariff Publishing Company to signal and communicate air carrier pricing intentions and otherwise limit price competition for travel to and from numerous hub airports. Under the terms of the settlement, the six air carriers paid $45 million in cash and issued $396.5 million in certificates valid for purchase of domestic air travel on any of the six airlines. USAir's share of the cash portion of the settlement, $5 million, was recorded in the results of operations in the second quarter of 1992. Incremental cost associated with the settlement will not be material based on the nominal equivalent free trips associated with the settlement. The travel certificates may be applied towards travel purchased between January 1995 and December 1998.

     On October 11, 1994, USAir and seven other air carriers entered into a settlement agreement with a group of State Attorneys General resolving similar issues with the states. The settlement entitles passengers traveling within the United States on state government business to a 10% discount off the published fares of each of the settling air carriers and will be available for 18 months from August 16, 1995, or until the combined discount amount reaches $40 million, whichever first occurs. On May 10, 1995, a U.S. federal district court judge approved this settlement. USAir does not expect that this settlement will have a material adverse effect on its financial condition or results of operations.

     USAir's Cargo and Freight revenue decreased $6.7 million (4.2%). The U.S. Postal Service's increased emphasis on truck movement of mail in the Northeastern U.S. has resulted in lower mail volumes and yields. The $67.5 million (13.6%) increase in USAir's Other Revenue is mainly attributed to an increase in fees received from participants in USAir's frequent traveler program and increased revenues from higher volumes and rates for cancellation and rebooking fees. Revenues from third party aircraft lease and sublease arrangements also increased during 1995. Overall, increases in the Other Revenue category were largely offset by increases in related expenses recognized as Other Expenses, Net (see below). Revenues associated with USAir's wet lease arrangements with BA, recognized as Other Revenue, are expected to decrease in 1996 in conjunction with the phase-out of the wet lease program (see "Wet Lease Arrangements" above). USAir's results include certain transactions that are eliminated at the USAir Group level.

     Operating Expenses - USAir's Personnel Costs were relatively unchanged. USAir recognized approximately $49.7 million of expense in 1995 associated with the profit share component of the 1992 Salary Reduction Program (see further discussion of this profit share plan in "Liquidity and Capital Resources" below). Profit share expense during 1994 was approximately $4.1 million, resulting from employees receiving certain guaranteed profit share payments upon termination. Overall, profit share expense and the contractual wage increases that USAir's pilots, flight attendants and mechanics received during 1995 were offset by lower personnel levels. USAir's workforce had approximately 2,500 fewer employees at December 31, 1995 than at December 31, 1994. Aviation Fuel expense decreased $37.3 million, a 5.8% decrease. Year-over-year, the average cost of fuel per gallon was relatively unchanged but USAir's capacity (ASMs) decreased approximately 4.7%. The decreased capacity contributed to a 5.6% reduction in fuel consumption. Jet fuel prices have increased during the first quarter of 1996. The cost of jet fuel per gallon is expected to be higher during 1996 than 1995, however, the price of jet fuel is dependant on market factors generally outside of the Company's control. See discussion above related to jet fuel tax legislation. The Company's Commissions expense decreased $22.1 million (4.0%) despite an increase in Passenger Transportation revenues primarily due to the effects of a change in the rate structure for travel agency commissions that went into effect during early 1995.
USAir's Aircraft Rent decreased $123.3 million (23.7%). Excluding the unusual items recognized during 1994 and 1995, as discussed above, USAir's Aircraft Rent decreased $3.7 million (0.9%) mainly due to fewer leased aircraft year-over-year. The Company's Other Rent and Landing Fees expense decreased $33.3 million (7.9%) primarily due to USAir's capacity reductions and credits totalling approximately $6.0 million received from various airport authorities during 1995 related to 1994 activity. The Company's Aircraft Maintenance decreased $40.2 million (12.0%) which resulted from fewer operating aircraft year-over-year and the positive impact of USAir's re-engineering efforts in the maintenance areas. Excluding the effects of the unusual items recognized during 1994, as discussed above, USAir's Depreciation and Amortization expense increased $7.8 million (2.4%) in 1995 compared with 1994.
Excluding the effect of the unusual items recognized in 1994, as discussed above, the Company's Other Expenses, Net increased approximately $45.4 million (3.2%) largely due to increases in expenses associated with increased sales activity and increased taxes on jet fuel (see discussion above related to jet fuel tax legislation). Increased third party lease and sublease arrangements have also contributed to the increase in this expense category (see related discussion above in "Other Revenues"). Decreases in certain capacity-related expenses partially offset increases in other components of the Other Expense, Net. Expenses associated with USAir's wet lease of aircraft to BA, recognized as Other Expenses, Net, are expected to decrease in 1996 in conjunction with the phase-out of the wet lease program (see "Wet Lease Arrangements" above). USAir's results include certain transactions that are eliminated at the USAir Group level.

     Other Income (Expense) - The Company's Interest Income improved by $23.1 million (82.3%) mainly as a result of signifi-cantly higher cash levels during 1995. The Company's Interest Expense increased $16.1 million (5.6%) primarily as a result of interest incurred on debt associated with new aircraft deliveries during 1994 and 1995. Interest Capitalized decreased $5.0 million (36.2%) mainly due to USAir's agreement with Boeing to defer the delivery of certain 757-200 aircraft from 1996 to 1998. Other, Net was relatively unchanged as the effects of the $18.6 million gain recognized in 1994 (discussed above) was offset by USAir's improved equity results in USAM and gains of approximately $10.7 million associated with the sale of 13 737-300 aircraft during 1995. USAM owns 11% of the Galileo International Partnership, which owns and operates the Galileo Computerized Reservation System ("CRS"), and 21% of the Apollo Travel Services Partnership, which markets the Galileo CRS in the U.S. and Mexico. On a consolidated basis, USAM recorded pre-tax income of $34.5 million for 1995.

     Income Tax Provision (Credit) - The Company was subject to Federal alternative minimum tax for 1995 as well as income taxes in certain states. The Company was not subject to regular Federal income tax for 1995 as the result of using Federal net operating loss carryforwards. The results for 1994 do not include any income tax credit due to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109") limitations in recognizing a current benefit for net operating losses.

     The Company implemented Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" as of January 1, 1995. The effects, which were negligible, are included in the Company's results of operations for 1995. In October 1995, the Financial Accounting Standards Board adopted Statement No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). This statement establishes the fair value based method of accounting for stock compensation. The Company has elected to continue using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

                    1994 Compared with 1993
                    -----------------------

     Adverse weather during the first quarter, the two aircraft accidents which occurred during the third quarter, the intense competitive environment characterized by the growth of low cost, low fare airlines in USAir's markets, widespread industry fare discounting, and USAir's cost structure had a negative effect on USAir's results of operations during 1994.

     USAir recorded a net loss of $716.2 million on revenue of $6.6 billion for 1994, compared with a net loss of $418.8 million on revenue of $6.6 billion for 1993. USAir estimates that severe winter weather in the first quarter of 1994 negatively affected its results of operations by approximately $50 million and that the effect of the two aircraft accidents during the third quarter of 1994 produced a revenue shortfall of approximately $150 million from forecast amounts for the third and fourth quarters.

     USAir's 1994 financial results contain $234.2 million of unusual items as discussed in "1995 Compared with 1994" above.

     The financial results for 1993 included: (i) a $43.7 million charge for the cumulative effect of an accounting change, as required by Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits;" (ii) a $68.8 million charge for severance, early retirement, and other personnel-related expenses for a workforce reduction of approximately 2,500 full-time positions; (iii) a $36.8 million charge based on a projection of the repayment of certain employee pay reductions; (iv) a $13.5 million charge for certain airport facilities at locations where USAir has, among other things, discontinued or reduced its service; (v) $8.8 million for a loss on USAir's investment in the Galileo International Partnership, which operates a computerized reservations system; and (vi) an $18.4 million credit related to non-operating aircraft. The following table indicates where these items (excluding the accounting change) appear in USAir's consolidated statement of operations ($ millions, brackets denote expense):


                                      Workforce Employee Aircraft/
Line Item                             Reduction Payback  Facilities Galileo   Total
- --------------------------------      --------- -------- ---------- ------- ---------
Personnel Costs.................        $(65.6)  $(36.8)  $    -    $   -    $(102.4)
Aircraft Maintenance............             -        -     18.4        -       18.4
Depreciation and Amortization...             -        -    (13.5)       -      (13.5)
Other Operating Expenses........          (3.2)       -        -        -       (3.2)
                                      --------- -------- ---------- ------- ---------
Total Operating.................        $(68.8)  $(36.8)   $ 4.9    $   -    $(100.7)
                                      ========= ======== ========== ======= =========
Other Non-Operating.............        $    -   $    -    $   -    $(8.8)   $ (8.8)
                                      ========= ======== ========== ======= =========

     Operating Revenues-Increases in traffic which were stimulated by the lower fares during
1994 were not sufficient to offset USAir's lower yields experienced during 1994.

     As discussed above, severe winter weather in the first quarter of 1994 had a material adverse effect on USAir's operations and financial results. Passenger transportation revenue increased during the second quarter compared with 1993 because increases in passenger traffic more than offset the dilutive effect of the lower fares. However, this trend did not continue in the third and fourth quarters primarily due to the reduced number of passengers following the two aircraft accidents. By early 1995, USAir's traffic had largely recovered from the effects of the accidents and approached a level normally associated with USAir's capacity in the marketplace.

     USAir's Passenger Transportation Revenue decreased $159.6 million (2.6%) in 1994 compared with 1993. Despite the negative effect of the adverse weather during the first quarter and the two accidents during the third quarter, USAir's scheduled traffic as measured by RPMs increased by 7.7% during 1994 on 2.6% of additional capacity, as measured by ASMs, resulting in a 3.0 percentage point increase in passenger load factor, a measure of capacity utilization. However, USAir's yield decreased by 9.6% in 1994 compared with 1993 due to several factors including lower fares resulting from increased competition from low cost, low fare carriers in USAir's markets and industry fare discounting promotions.

     USAir's Cargo and Freight revenue decreased $10.1 million (5.9%) due to overall lower volumes and lower mail yields during 1994. The $125.2 million (33.8%) increase in USAir's Other Revenue is the result of several factors including the wet lease arrangement between USAir and BA, increased volume and rate for cancellation and rebooking fees, and fees from companies which participate in USAir's frequent traveler program. These increases were largely offset by increases in other operating expenses.
USAir has begun to phase out the wet lease arrangements with BA. See "Business-British Airways Investment Agreement-U.S.-U.K. Routes." One each of the three aircraft began the wet lease service in the months of June 1993, October 1993 and January 1994.

     Operating Expenses-USAir's Personnel Costs increased $55.2 million (2.0%). Excluding the effect of the unusual items discussed and presented in the tables above, USAir's personnel costs increased $157.3 million (6.1%) in 1994 compared with 1993 due to the expiration during 1993 of employee wage reductions, subsequent contractual and general salary increases and a lower discount rate used during 1994 in the calculation of pension and post-retirement benefit expense. These increases more than offset any expense reductions realized as a result of the workforce reduction during 1994. Aviation Fuel expense decreased $35.6 million (5.2%), which is the result of an 8.8% reduction in the cost of fuel partially offset by a 3.8% increase in consumption compared with 1993. USAir's Commissions expense decreased $10.6 million (1.9%) as a result of decreased passenger revenue. See "Business-Industry Restructuring and Cost-Cutting," and "Business-Legal Proceedings." USAir's Other Rent and Landing Fees expense decreased $9.4 million (2.2%) primarily due to lower operating costs at certain airport facilities. USAir's Aircraft Rent increased $89.8 million (20.8%). Excluding the effect of the unusual items discussed and presented in the tables above, USAir's aircraft rent decreased $25.7 million (6.0%) in 1994 compared with 1993 due to the expiration or renegotiation of several aircraft leases and additional wet lease service over 1993 levels. USAir's Aircraft Maintenance increased $26.9 million (8.7%), which resulted from the $18.4 million credit in 1993 (see above table) and initial repairs on certain of USAir's newer aircraft in 1994. USAir's Depreciation and Amortization expense increased $62.0 million (19.1%). Excluding the effect of the unusual items discussed and presented in the tables above, USAir's depreciation and amortization expense increased $17.6 million (5.6%) in 1994 compared with 1993 primarily due to the delivery of new Boeing 757-200 aircraft. USAir's Other Expenses, Net increased $145.1 million (10.8%). Excluding the effect of the unusual items discussed and presented in the tables above, USAir's Other Expenses, Net increased $65.8 million (4.9%) in 1994 compared with 1993 largely due to increases in several passenger volume-related expense categories and expenses related to the increase in USAir's other revenue category discussed above.

     Other Income (Expense) - USAir's Interest Income improved by $3.3 million (13.1%) as a result of higher cash levels and more favorable interest rates in 1994. Interest Expense increased $47.2 million (19.8%) primarily as a result of interest incurred on certain aircraft-secured and unsecured financings completed during 1993. Interest Capitalized decreased $4.0 million (22.5%) because average deposits for future aircraft deliveries were lower during 1994 compared with 1993. Other, Net reflects a $74.7 million improvement primarily due to the $18.6 million gain discussed above and improved equity results from USAir's 11% ownership investment in the Galileo International Partnership, which owns and operates the Galileo Computerized Reservation System ("Galileo CRS"), and USAir's 21% ownership investment in the Apollo Travel Services Partnership. The Apollo Travel Services Partnership markets the Galileo CRS in the U.S. and Mexico.

     Effective January 1, 1993, USAir adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). The adoption of FAS 109 resulted in no cumulative adjustment. Results for 1994 and 1993 do not include any income tax credit due to the FAS 109 limitations in recognizing a current benefit for net operating losses. See Note 6 to USAir's consolidated financial statements for additional information.


Inflation and Changing Prices
- -----------------------------

     Inflation and changing prices do not have a significant effect on USAir's operating revenues and expenses (other than depreciation and amortization) because such revenues and expenses generally reflect current price levels.

     Depreciation and amortization expense is based on historical cost. For assets acquired through the purchase of Pacific Southwest Airlines, USAir's historical cost is based on fair market value of the assets on May 29, 1987. In the case of Piedmont Aviation, Inc., USAir's historical cost is based on the fair market value of the assets on November 5, 1987, reduced by the tax effect of that portion of fair market value not deductible for tax purposes in the form of depreciation and amortization. Therefore, aggregate depreciation and amortization is lower than if this expense reflected today's replacement costs for existing productive assets. In evaluating how inflation would increase depreciation expense, however, consideration should also be given to the reduction in other operating expenses, such as aircraft maintenance and aviation fuel, that would be achieved from the operating efficiencies of newer, more technologically advanced productive assets.


Liquidity and Capital Resources
- -------------------------------

     Cash provided by operations was $578.3 million for the year ended December 31, 1995. As of December 31, 1995, USAir's unrestricted cash, cash equivalents and short-term investments totaled approximately $899.0 million.

     During December 1995, USAir completed a transaction which enabled it to substitute previously unencumbered aircraft in lieu of cash deposits for certain workers' compensation liabilities and letters of credit which are classified as "Other Assets" on USAir's balance sheet at that date.

    Although USAir's liquidity and capital resources improved considerably during 1995, USAir remains highly leveraged. In order to meet debt service, lease and other obligations and to finance daily operations, USAir requires substantial liquidity and working capital. Developments beyond the control of USAir might occur which could have a material adverse effect on USAir's prospects, liquidity, financial condition and results of operations, including a downturn in the economy, adverse regulatory changes, intensified industry fare wars, substantial increases in jet fuel prices or fuel taxes, adverse weather conditions, negative public perception regarding safety or further incursions by low cost, low fare carriers into USAir's markets. However, based on current expectations, USAir believes that its cash balances will be more than sufficient to meet its liquidity requirements for the remainder of 1996 and is evaluating the possible redemption or refinancing of certain debt instruments and capital leases in order to lower interest and lease expenses. Depending on market, economic and other factors, USAir's expectations of its liquidity requirements are subject to change.

      Certain USAir employees whose wages and/or benefits were temporarily reduced during 1992 and 1993 currently participate in a profit sharing plan (a component of the 1992 Salary Reduction Program) designed to recompense them for the concessions made during that time period. The plan will cease to exist after these employees have been recompensed to the extent permitted under the provisions of the plan. Estimated savings of approximately $23 million attributable to the suspension of longevity/step increases will not be subject to repayment through the profit-sharing program. This profit sharing plan is distinct from two other profit sharing plans that USAir currently offers in conjunction with certain of its defined contribution plans and its Employee Stock Ownership Plan. Payouts are determined based on USAir Group's pre-tax results for a year, less charges associated with postretirement benefit expenses other than for pensions. Certain unusual items are also excluded from the calculation. Based on USAir Group's 1995 results and the provisions of the profit sharing plan, USAir recognized charges of approximately $49.7 million for this plan in 1995. USAir made a cash payment of approximately $73.7 million to plan participants in March 1996 for 1995 activity. The maximum remaining pay-out under this plan after the March 1996 payment, the timing of which is dependant on USAir Group's future profitability, among other factors, is currently estimated to be no more than $134.3 million.

      As discussed above in "Deferral of Dividends", USAir Group has deferred dividend payments on all series of its outstanding preferred stock. The aggregate annual dividend requirements related to USAir Group's outstanding preferred stock issuances, each of which has a cumulative dividend feature, currently amount to approximately $79.2 million. Accordingly, aggregate dividends-in-arrears as of December 31, 1995, including additional dividends (interest) on deferred dividends, of approximately $117.7 million represent a future obligation of USAir Group. In addition, USAir Group's Series A Preferred Stock is mandatorily redeemable on August 7, 1999 at $1,000 per share plus accrued dividends (inter-est). The Series F Preferred Stock and Series T Preferred Stock are mandatorily redeemable in the year 2008. As of December 31, 1995, the redemption values of the Series A Preferred Stock, Series F Preferred Stock and Series T Preferred Stock were approximately $412.1 million, $329.1 million, and $109.6 million, respectively.

     Investing activities during 1995 included cash inflows of $219.8 million from the disposition of assets (primarily from thirteen Boeing 737-300 aircraft, offset by $142.3 million paid for the acquisition of assets ($61.7 million cash payments related to new 757-200 aircraft, $80.6 million cash payments related to the purchase of rotables, hush kits, and various ground support equipment). Net cash provided by investing activities for 1995 was $150.7 million.

     Financing activities during 1995 included $278.3 million of debt payments, including the redemption of USAir's remaining outstanding 12-7/8% Unsecured Senior Notes (the "12-7/8% Notes"). In addition, USAir incurred debt of $169.7 million associated with the delivery of seven new Boeing 757-200 aircraft and scheduled aircraft progress payments for future aircraft deliveries half of 1995. In connection with the deferral of eight 757-200 deliveries to 1998, USAir rescheduled aircraft the due date of $70.8 million of previously satisfied aircraft purchase deposits into the future resulting in a reduction of both debt and equipment deposits. USAir had a $68.6 million 8.4% note payable to USAir Group related to USAir Group's purchase of aircraft-secured debt obligations of

USAir. The $169.7 million, $70.8 million and $68.6 million are reflected as non-cash activity in USAir's Consolidated Statement of Cash Flows because USAir experienced an increase or decrease in fixed assets or equipment deposits concurrently with the increase or decrease in debt. USAir made early debt payments, including the redemption of the 12-7/8% Notes, totalling approximately $202.1 million during 1995. Further steps by USAir to prepay debt and lease obligations are possible.

     USAir Group has deferred the dividend payments on all series of its preferred stock. The current aggregate annual dividend requirements related to all series of USAir Group's preferred stock total approximately $79.2 million. There can be no assurance when or if preferred dividend payments will resume. See "Risk Factors-Deferral of Dividends by USAir Group" for a discussion of the total amount of deferred dividends and the effects of the dividend deferrals on USAir Group's corporate governance.

     USAir is a party to certain financial contracts to reduce exposure to fluctuations in the price of jet fuel and changes in the U.S. dollar to Japanese Yen conversion rates. Under the jet fuel arrangements, USAir pays a fixed rate per notional gallon of fuel and receives in return a floating rate per notional gallon based on the market rate during the month of settlement. Decreases in the market cost of jet fuel below the rates specified in the contracts require USAir to make cash payments. However, USAir believes these contracts do not present a material risk to USAir's financial position or liquidity due to the relatively simple terms of the agreements, their purpose and their short remaining duration. USAir has reviewed the financial condition of each of the counterparties to these financial contracts and believes that the potential for default by any of the current counterparties is negligible. In prior years, USAir participated in contracts to reduce exposure to interest rate changes but those contracts expired during 1995 and were not renewed. See Note 2 to USAir's consolidated financial statements for additional information.

     USAir has received notices from the U.S. Environmental Protection Agency and various state agencies that it is a potentially responsible party with respect to the remediation of existing sites of environmental concern. Negotiations with various governmental agencies continue concerning known and possible cleanup sites. USAir has made financial contributions for the performance of remedial investigations and feasibility studies at sites in Moira, New York; Escondido, California; and Elkton, Maryland. The contributions were approximately $200,000 in the aggregate for 1995, 1994 and 1993. USAir believes that the ultimate resolution of known environmental contingencies should not have a material adverse effect on its liquidity, financial position or results of operations based on USAir's experience with similar environmental sites.

     USAir has been identified as a potentially responsible party ("PRP") for environmental contamination at Boston Logan Airport. There are a number of other PRPs at the site. The Company is presently unable to assess its proportionate share of contribution, but does not expect any such contribution to have a material adverse effect on its financial condition or results of operations.

     USAir Group terminated its revolving credit facility with a group of banks during 1994. USAir Group had historically utilized such a facility to supplement its and USAir's liquidity from time to time. In addition, USAir's revolving accounts receivable sale program expired in December 1994. USAir was unable to sell receivables under the agreement during 1994 because of failure to comply with certain financial covenants required to be maintained in connection with that agreement. USAir had engaged in discussions with respect to a replacement receivables sale facility but has elected not to pursue such a financing at this time.

     USAir's liquidity and capital resources improved considerably during 1995. However, USAir is highly leveraged and in order to meet debt service, lease and other obligations and to finance daily operations, USAir requires substantial liquidity and working capital. Developments may occur that are beyond the control of USAir which could have a material adverse effect on its future prospects, liquidity and financial condition, including a downturn in the economy, intensified fare pricing wars, adverse regulatory changes, substantial increases in jet fuel prices or fuel taxes, adverse weather conditions, negative public perception regarding safety, and the further growth and expansion of low cost, low fare air carriers into markets served by USAir and its regional affiliates.

     USAir anticipates that its 1996 capital expenditures will be approximately $257 million. Of this amount, approximately $67 million relates to progress payments for future aircraft deliveries and $35 million relates to the purchase of hush kits for certain aircraft in order to comply with federal noise and pollution mandates. USAir expects that it will satisfy its liquidity requirements for 1996 through a combination of cash flow from operations and cash on hand. As a result of the recent aircraft delivery deferral agreements with Boeing, the Company's capital commitments have been substantially reduced for the 1996-2000 time person (see "Cost-Reduction and Revenue Enhancement Initiatives" above). USAir currently has committed financing for a significant portion of the purchase price for each of the scheduled 1998 deliveries of Boeing 757 aircraft.

     Except for the Old Notes, USAir's debt securities are presently rated below investment grade by Standard & Poors and Moody's. The ratings of USAir's debt securities make it more difficult and costly for USAir to effect additional financing, particularly unsecured debt financing.

     In February 1996, USAir issued the Old Notes under Securities and Exchange Commission Regulation 144A. The Private Offering netted proceeds of approximately $259 million which were used as a part of the funds necessary to repay in full the indebtedness incurred in connection with certain 757-200 aircraft delivered to USAir in 1994 and 1995.

     During 1994, USAir's investment in new aircraft acquisitions and purchase deposits totaled $270.6 million (which includes $224.6 million presented as non-cash on USAir's consolidated statement of cash flows since debt was incurred upon delivery of aircraft or to satisfy equipment deposit progress payments). USAir took delivery of five new Boeing 757-200 aircraft during 1994. USAir invested $128.9 million in non-aircraft property during 1994 (e.g., ground support equipment, computer equipment, software, aircraft rotables and hush kits, and take-off and landing slots), partly offset by $55.5 million in proceeds from disposition of assets which includes insurance proceeds related to the jet aircraft involved in the September 1994 accident. Net cash provided by financing activities was $70.2 million, which includes $172.2 million net proceeds received by USAir upon the sale of $175 million principal amount of 9 5/8% Senior Notes due 2001 through an underwritten public offering, offset by $102.0 million of scheduled debt payments. In addition, as discussed above, USAir incurred $270.6 million of debt upon delivery of five 757-200 aircraft and to satisfy equipment deposit progress payments.

     During 1993, USAir's investment in new aircraft acquisitions and purchase deposits totaled $469.2 million (which includes $343.2 million presented as "non-cash" on USAir's consolidated statement of cash flows because debt was incurred upon delivery of aircraft or to satisfy equipment deposit progress payments). USAir took delivery of 11 Boeing 757-200, one Boeing 767-200ER, and six McDonnell Douglas MD-82 aircraft during the year. The MD-82s were immediately sold to a third party. In addition, in January 1993 USAir sold two other MD-82 aircraft which had been delivered in the fourth quarter of 1992. Proceeds from the sale of the MD-82s approximated $168 million. USAir completed financing arrangements for, or internally funded, all of its 1993 aircraft expenditures. The financing arrangements included the $337.7 million issue of Pass Through Certificates which USAir sold through an underwritten public offering on November 1, 1993. USAir invested $150.8 million in non-aircraft property during 1993 (e.g., ground support equipment, computer equipment, software, aircraft rotables and hush kits, take-off and landing slots).

     On July 8, 1993, USAir sold $300 million principal amount of 10% Senior Notes due 2003 ("10% Notes") through an underwritten public offering. The offering netted proceeds of approximately $294 million. The 10% Notes are unconditionally guaranteed by USAir Group.

     All net proceeds received by USAir from the sale of the 10%
Notes and the 9-5/8% Notes were added to the working capital of USAir for general corporate purposes.

     As of December 31, 1995, USAir's ratio of current assets to current liabilities was .60 to 1 and the debt component of USAir's capitalization structure was greater than 100% due to the existence of a net capital deficiency.


                              BUSINESS
                              --------

     USAir, a certificated air carrier engaged primarily in the business of transporting passengers, property and mail, is the principal operating subsidiary of USAir Group, and accounted for approximately 93% of USAir Group's operating revenues for the fiscal year ended December 31, 1995. USAir enplaned more than 57 million passengers in 1995 and is the fifth largest United States air carrier ranked by RPMs flown. As of December 31, 1995, USAir provided regularly scheduled jet service through 108 airports to approximately 143 cities in the continental United States, Canada, Mexico, France, Germany, and the Caribbean. USAir's executive offices are located at 2345 Crystal Drive, Arlington, Virginia 22227 (telephone number (703) 418-7000), and its primary connecting hubs are located at the Pittsburgh, Charlotte/Douglas, Philadelphia and Baltimore/Washington International Airports. As discussed below in "Significant Impact of Low Cost, Low Fare Competition," a substantial portion of USAir's RPMs are flown within or to and from the eastern United States. USAir also maintains significant operations at major airports in the large east coast population centers of Boston, LaGuardia and Washington National. When measured by departures, USAir is the largest or second largest airline at each of the foregoing airports and is the predominant air carrier in many smaller eastern cities, such as Albany, Buffalo, Hartford, Providence, Richmond, Rochester and Syracuse.
In addition, USAir is the leading airline from the Northeast to Florida. For fiscal year 1995, approximately 36% of all scheduled flights on the east coast of the United States were USAir flights. Approximately 64% of USAir's flights and 44% of its ASMs are represented by intra-east coast flying.

     USAir has an important international alliance with BA, a major investor in USAir Group. As of December 31, 1995, the two air carriers had implemented code sharing from 70 of the 138 airports currently authorized by the United States DOT. The USAir/BA alliance also extends to the sharing of ground services at certain airports and joint cooperation in areas such as product branding, cargo services, jet fuel purchasing, frequent traveler programs and maintenance services.

     USAir also code shares with eleven regional airline affiliates operating under the "USAir Express" trade name. USAir has entered into service agreements with each of the USAir Express carriers. Through its service agreements, USAir provides reservations and, at certain stations, ground support and other services, in return for service fees. USAir Group owns three of the USAir Express carriers
- - Piedmont, Allegheny and PSA. The USAir Express network feeds traffic into USAir's route system at several points, including its major hub operations at Pittsburgh, Charlotte, Philadelphia and BWI. At December 31, 1995, USAir Express carriers served 176 airports in the United States, Canada and the Bahamas, including 76 also served by USAir. During 1995, USAir Express' combined operations enplaned approximately 9.6 million passengers, over half of whom connected to USAir flights. USAir also has a management agreement and code shares with Shuttle, Inc. operating under the name "USAir Shuttle." The USAir Shuttle operates frequent service between LaGuardia and Boston and between LaGuardia and Washington National.

     In January 1996, Stephen M. Wolf was appointed Chairman and Chief Executive Officer of USAir and of USAir Group. Mr. Wolf succeeds Seth E. Schofield, who retired after 38 years with USAir. Mr. Wolf has been a senior executive at United, Flying Tigers, Republic, Continental, Pan Am and American. In addition, in February 1996, USAir announced the executive appointments of Rakesh Gangwal as President and Chief Operating Officer of USAir and USAir Group and Lawrence M. Nagin as Executive Vice President - Corporate Affairs and General Counsel of USAir and USAir Group. Mr. Gangwal has been a senior officer at Air France and United and Mr. Nagin has held senior positions at United and Flying Tigers.

           [remainder of page left blank intentionally]

Strategy
- --------

     USAir recorded a net loss of $54.9 million for the first three months of 1996 compared to a $101.8 million loss for the first three months of 1995. USAir recorded net income of $33.0 million in 1995, its first profitable year since 1988. From 1989 through 1994, USAir incurred substantial losses. Its results of operations have been adversely affected by, among other factors, the growth of low cost, low fare competition, particularly in 1994, and its unit costs, which are among the highest of United States air carriers. USAir has been striving to improve its profitability and respond to the competitive environment that characterizes the United States airline industry by:

 - Rationalizing the level and geographic distribution of capacity;

 -  Improving product and delivery; and

 -  Reducing capital requirements and operating costs.

 - Most recently, Stephen M. Wolf, Chairman of the Board of Directors and Chief Executive Officer of both USAir Group and USAir, and Rakesh Gangwal, President and Chief Operating Officer of both companies, have held a series of employee meetings where they presented their assessment of USAir competitive position. The focal point of these meetings was to communicate senior management's belief that USAir must lower its personnel costs, increase employee productivity, increase the quality of USAir's service and customer satisfaction and grow in size to ensure long-term viability. USAir remains committed to reducing USAir's personnel costs and improving employee productivity. With regards to the grown of USAir, USAir believes that internal growth is preferable but has not excluded other alternatives.



Capacity and Route Rationalization
- ----------------------------------

     Beginning in the spring of 1995, USAir instituted a signifi-cant rationalization of its capacity and routes with the goal of reducing less profitable non-hub (point-to-point) flying, emphasizing the quality of departures versus the quantity of flights, reducing excess capacity in strong markets and replacing low demand jet service with modern turboprop aircraft operated by USAir Express. The effect of USAir's rightsizing plan has been a reduction in the number of USAir's departures and its capacity. In the second half of 1995, departures decreased by 17% and capacity (as measured by ASMs) decreased 10.8% compared to the second half of 1994. Although USAir's traffic also declined as a result of this plan, USAir was successful in retaining a significant portion of the revenue and traffic from eliminated flights. In the second half of 1995, USAir achieved a record load factor of 66.2%. For the full year 1995, USAir's load factor also set a record at 64.7%. Load factors for the first quarters of 1996 and 1995 were 64.6% and 59.7%, respectively, a 4.9 point improvement. For fiscal year 1995, USAir's departures, capacity and traffic were down by 10%, 4.7% and 0.9%, respectively. In addition, by December 31, 1995, USAir non-hub flying represented less than 10% of its total flying, compared to approximately 18% at December 31, 1994.

     USAir has been seeking to broaden its route portfolio by leveraging its strong east coast franchise into expanded transcon-tinental and international service from the eastern United States. By diversifying its route structure in this way, USAir can enhance its long-haul service and increase its average length of haul. Increasing its average length of haul will enable USAir to increase the average value of tickets sold and reduce the unit cost of serving each passenger. In 1995, USAir's average length of haul increased 4.1% to 664 miles from 638 miles in 1994. Average lengths of haul were 673 and 659 miles for the first quarters of 1996 and 1995, respectively, an increase of 2.1% year-over-year. Domestically, USAir has added more flights to the west coast from its hubs. In 1995, USAir retired, sold, returned or otherwise disposed of 37 operating aircraft while adding seven Boeing 757-200s - an aircraft more suitable for transcontinental operations. At March 31, 1996, USAir operated 34 Boeing 757-200 aircraft and had orders for eight additional 757-200 aircraft to be delivered in 1998.

     Internationally, USAir has expanded service to the Caribbean and has re-aligned its international routes in an effort to further develop Philadelphia and Boston as transatlantic gateways. In this regard, the DOT recently granted USAir a two-year exemption authority to operate to Madrid, Spain from both Philadelphia and Boston. USAir intends to begin service to Madrid from Philadelphia on June 15, 1996. In addition, USAir recently re-aligned its Frankfurt service. It increased the number of weekly flights from the East Coast from 14 to 21 in June 1995 for the summer season and introduced non-stop service from Philadelphia and Boston. In February 1996, USAir received final approval from the DOT to serve

Munich, Germany from Philadelphia. USAir will inaugurate its service to Munich on May 23, 1996. The number of weekly USAir flights to Germany will increase to 28 by mid-1996. In April 1996, the DOT granted USAir authority to institute service to Rome, Italy from Philadelphia with through service from Los Angeles. USAir intends to inaugurate its service to Rome on June 1, 1996. USAir estimates that its transatlantic capacity in 1996 (as measured by ASMs) will increase by approximately 54% compared to 1995. USAir believes that the further development of international service from Philadelphia and Boston will enable it to achieve a competitive advantage by leveraging USAir's existing domestic network with the strong local transatlantic demand and the favorable geographic position of these cities.

     USAir has been phasing out of the "wet lease" arrangements with BA. One of the three wet leased Boeing 767-200ER aircraft was returned to USAir in December 1995. A second aircraft was returned in February 1996. The remaining aircraft will be returned to USAir in late May 1996. Under the wet lease arrangements, USAir leased three Boeing 767-200ER aircraft, along with cockpit and cabin crews, to BA in order to serve three routes between the U.S. and London. Upon termination of the wet lease arrangements, USAir plans to utilize the returned aircraft as part of USAir's planned expansion of international service, as discussed above. BA did not exercise its right on January 21, 1996 to purchase additional preferred stock in USAir Group, as discussed below in "British Airways Investment Agreement-Provisions Regarding Additional BA Investments, BA Announcements Regarding No Additional Investment in USAir Group."

     USAir's reduction in jet aircraft and its continuing efforts to reduce costs and enhance revenue by eliminating less profitable routes have resulted in the cessation of or reduction in jet flying between certain city pairs. In some cases, existing or former jet routes have been turned over to USAir Express with the goal of maintaining portions of the revenue base (particularly the hub connecting traffic) with lower cost operations.

     In 1992, USAir reached an agreement with the creditors of the Trump Shuttle to manage and operate the Trump Shuttle under the name "USAir Shuttle" for a period of up to ten years. Under the agreement, USAir Group has an option to purchase the shuttle operation on or after October 10, 1996 with an exclusive right to do so until April 10, 1997. USAir believes that the USAir Shuttle fosters traveler loyalty towards USAir because of the USAir Shuttle's participation in USAir's FTP.

Enhanced Customer Service, Performance and Reliability
- ------------------------------------------------------

     USAir has undertaken a number of initiatives to build brand loyalty among its customers with the goal of maintaining and enhancing its traditional unit revenue premiums over its competi-tors. USAir also hopes to increase its market share of business travelers and long-haul customers. The initiatives include:

     Focus on Business Traveler - USAir is expanding the first-class cabins on a significant portion of its aircraft, expanding "business centers" in certain airports, upgrading certain USAir Club facilities and replacing USAir's on-board phone system to improve service. USAir also improved business passenger accessibility to the First Class cabin through expansion of a program which lets a passenger sit in First Class for the price of a full fare coach ticket. This product is now available in most transcontinental markets that USAir serves. USAir also believes that the introduction of its personal travel software, "Priority Travel-Works", will appeal to many high-volume business travelers by providing users with more information and greater control over their travel arrangements. In April 1996, USAir announced that it was discontinuing its Business Select service. Business Select was a business class product offered on certain short-haul flights on certain Boeing 737-200 aircraft. USAir will instead modify the cabins on those aircraft to increase the size of the first class cabin.

     Technology and New Facilities - In addition to "Priority TravelWorks," USAir is investing in technology to positively affect its marketing, operational performance and customer services. USAir introduced "ticketless travel" (i.e., electronic ticketing) in April 1996 in order to cut distribution costs and increase travelers' convenience. USAir is working to expand electronic ticketing to international service and USAir Shuttle flights.
USAir is also working with major computer reservation systems to make electronic ticketing available to travel agents. In addition, USAir is exploring self-ticketing machines which, if expanded from the test phase, could further reduce distribution costs and save time for USAir's customers. USAir has also implemented a new inventory management system that allows it to better allocate seats within fare levels to maximize revenues. USAir has created a state-of-the-art operations control center in Pittsburgh. The center improves operational decision-making by more closely coordinating all flight-related functions such as dispatching, aircraft routing, maintenance and technical support, crew scheduling and passenger services.

     Improved Service Levels - USAir has improved both its operational performance and attention to customer services. In 1994, USAir ranked ninth in on-time performance among the ten major United States airlines. USAir improved its on-time performance in 1995. USAir is also implementing customer service enhancements in its international operations and is investing in the training and development of its customer service employees through a "Core Curriculum Training Program."

     Safety - USAir recently implemented several additional safety initiatives. In November 1994, USAir created a new position of Vice President-Corporate Safety and Regulatory Compliance. In 1995, USAir established a committee of its board of directors, the Safety Committee, which has oversight of all corporate safety matters. In addition, USAir retained an aviation consulting firm, to conduct a full audit of USAir's safety operations. The audit was completed in early 1995. In the opinion of the safety auditors, USAir was being operated safely in compliance with FAA regulations.


Cost Reductions
- ---------------

     Although USAir has recently demonstrated significantly improved financial performance, USAir believes that it must continue to lower its costs (including personnel costs) in order to compete effectively in a low fare environment.

     Operating Costs - USAir, whose operating costs are the highest among the major U.S. airlines, is actively pursuing several initiatives in an effort to reduce these costs significantly. USAir is working to achieve or has already achieved substantial cost savings through a combination of organizational and structural changes, reengineering and other initiatives including: centraliza-tion of its purchasing functions; realignment of customer services; improvements in operations performance to increase crew productivi-ty; outsourcing of cargo and communications; and reengineering of its maintenance operations, finance, reservations, purchasing, accounts payable, payroll and human resources functions.

     USAir has also taken other cost-cutting actions. In October 1995, USAir closed its Reno, Nevada reservations office as part of its long-term strategy to reduce costs and improve productivity. The closing affected approximately 260 employees. USAir believes that the reservations office in San Diego is adequate to handle west coast customers as well as overflow calls from the East during irregular operations. USAir reduced the number of daily departures at Newark International Airport from 51 as of December 31, 1994 to 14 by December 1995, and plans to eliminate several additional departures in the coming months, as part of its strategy to use assets where they can be the most productive. The changes have resulted in lower staffing levels in customer service and mainte-nance.

     In February 1995, USAir and several other major U.S. carriers, including Delta, American, Northwest and United, imposed limits on the base commissions they pay travel agents for domestic air fares. See "-Industry Restructuring and Cost-Cutting." The new limits on commissions are designed to reduce one of the airlines' largest expenses. USAir has experienced cost savings due to the new commission limits.

     In March 1994, in an attempt to reduce its annual labor personnel costs by approximately $500 million through concession agreements involving wage and benefit reductions, improved productivity and other cost savings, USAir Group began negotiating with the unions that represent certain of USAir's employees. USAir's wages and benefits are the largest single component of its operating costs (approximately 41% for 1995). In late July 1995, USAir Group announced that it was ending discussions with the unions on a wage concession and restructuring package and that it would concentrate on reducing USAir's labor costs through tradi-tional collective bargaining. See "Employees" USAir remains committed to obtaining labor cost reductions.

     Aircraft Commitments - In an attempt to reduce aircraft ownership costs, facilitate its capacity rationalization plan and reduce its fleet size and number of fleet types, USAir has deferred certain new aircraft deliveries, pursued the sale or lease of certain jet aircraft and declined to renew leases for certain other aircraft upon lease expiry. In 1995, USAir sold, leased, retired or disposed of 37 operating aircraft (including the sale of thirteen Boeing 737-300 aircraft) and eliminated all Boeing 727-200s from its operating fleet. USAir recorded a small financial statement gain from the sales of the above-described 737-300 aircraft to leasing companies. USAir intends to retire or return to the lessors additional Fokker F28-4000s and Douglas DC-9-30s in 1996 and 1997.

     USAir has no current plans to add new aircraft to its fleet until January 1998. In May 1994, USAir reached an agreement with Boeing, to reschedule the delivery of 40 737-series aircraft from the 1997 through 2000 time period to the years 2003 through 2005. As part of the same agreement, USAir relinquished all of its options to purchase 737-series, 757-series and 767-series aircraft during the 1996 through 2000 time period. In June 1995, USAir reached agreements with Boeing and Rolls Royce to reschedule the delivery dates for eight 757-200 aircraft from 1996 to 1998. As a result, USAir's capital commitments have been substantially reduced for the 1996 to 2000 time period. In addition, with application of the proceeds from the sale of the Old Notes on February 16, 1996, USAir has committed financing for a substantial portion of the purchase price for each of the scheduled 1998 deliveries.

     In May 1991, USAir ceased operating its fleet of British Aerospace BAe-146 ("BAe-146") aircraft and USAir has not resumed operation of these aircraft. USAir owns one and leases 17 BAe-146 aircraft. Recently, USAir has increased its efforts to remarket the BAe-146 aircraft. USAir has subleased two BAe-146 aircraft to European airlines and has entered into a sublease agreement with a foreign airline for an additional BAe-146 to be delivered in the second quarter of 1996. USAir has continued to pay rent, insure (or cause to be insured) the aircraft and perform its other obligations under the BAe-146 leases, except that, for those BAe-146s that remain in storage, USAir has not performed mandatory airworthiness directives on some of those aircraft as required by such leases. The stored BAe-146s are being preserved in accordance with FAA-approved procedures and manufacturer guidelines. In the fourth quarter of 1994, USAir recorded a non-recurring charge of approximately $132.8 million for the BAe-146 aircraft. As a result of USAir's ability to sublease some of the grounded aircraft, USAir reversed $4.1 million of the 1994 charge of $132.8 million for BAe-146s during the fourth quarter of 1995. As of May 5, 1996, six BAe-146s have been delivered to, and are being operated by European airlines. In addition, USAir has entered into lease agreements with European airlines for five additional BAe-146s to be delivered in 1996. USAir may make additional reversals if it sells or leases additional BAe-146 aircraft.

General Industry Conditions
- ---------------------------

     Demand for air transportation historically has tended to mirror general economic conditions. During the most recent economic recession in the United States, the change in industry capacity failed to mirror the reduction in demand for domestic air transpor-tation due primarily to continued delivery of new aircraft and, secondarily, to the operation of certain major U.S. carriers under the protection of Chapter 11 of the Bankruptcy Code for extended periods. While industry capacity has leveled off and the general economy has improved, USAir expects that the airline industry will remain extremely competitive for the foreseeable future, primarily due to the dramatic change which has occurred in industry pricing and which has resulted in generally lower fares. See "-Significant Impact of Low Cost, Low Fare Competition."

     In 1995, the U.S. airline industry had its best year since the recession began in July 1990, with several airlines posting profits, although many of the major carriers continue to be burdened with large amounts of debt. Unlike the results of some of its competitors, USAir's results did not improve in 1994. USAir experienced a pre-tax loss of $716.2 million in 1994. The entire airline industry experienced further improved results in 1995. USAir's results improved in 1995 as well. Nonetheless, USAir believes that for the foreseeable future, while the demand for higher yield "business fares" will remain essentially flat and relatively inelastic, the lower yield "leisure" market, which is affected by the general economy, will remain highly price sensi-tive. This trend will make it more difficult for the domestic airlines, including USAir, to sustain meaningful yield increases in the long run. In addition, USAir recorded a net loss in the first quarter of 1996 while the other United States majors posted positive earnings for the same period. Therefore, USAir believes it must reduce its cost structure substantially in order to ensure its long-term financial stability.


Significant Impact of Low Cost, Low Fare Competition
- ----------------------------------------------------

     Most of USAir's operations are in competitive markets. USAir experiences competition of varying degrees with other air carriers and with all forms of surface transportation. USAir competes with at least one major airline on most of its routes between major cities. Vigorous price competition exists in the airline industry, and competitors have frequently offered sharply reduced discount fares in many of these markets. Airlines, including USAir, use discount fares and other promotions to stimulate traffic during normally slack travel periods, to generate cash flow and to increase relative market share in selected markets. Discount and promotional fares are often subject to various restrictions such as minimum stay requirements, advance ticketing, limited seating and refund penalties. USAir has often elected to match discount or promotional fares in certain markets in order to compete vigorously in those discounted markets.

     The dramatic expansion of low fare competitive service in many of USAir's markets in the eastern United States during 1994 and USAir's competitive response of reducing its fares up to 70% in certain affected primary and secondary markets in order to preserve its market share contributed to large losses in 1994. In particu-lar, Continental created a high frequency, low fare product called "Continental Lite." By late 1994, USAir competed with Continental in primary and secondary markets from which USAir then generated 46% of its passenger revenue with fare reductions of up to 70% in certain markets. As discussed below, in 1995 the airline industry did not generally experience the deep level of fare discounting prevalent during the last several years. Continental abandoned its Continental Lite strategy in 1995 and fare levels have somewhat recovered. Nonetheless, USAir does not believe that there has been a reduction in the public demand for generally lower air fares.
The growth of the operations of low cost, low fare carriers in USAir's markets in domestic markets represents an intense competitive challenge for USAir, which has higher operating costs and fewer financial resources than many of its competitors. For example, the expansion of Southwest into BWI, and in early 1996, Florida, and the growth of ValuJet at Washington Dulles and other eastern markets (including ValuJet's recent expansion to Pittsburgh and Charlotte from Atlanta and the establishment of operations at Boston) pose a competitive challenge for USAir. USAir currently has low cost, low fare competition affecting approximately 40% of its routes. Southwest and ValuJet both have a significant cost advantage over USAir. USAir believes that it must reduce its operating costs substantially if it is to ensure its long-term financial stability and that low-cost incursions into markets served by USAir could have a material and adverse affect on USAir's financial condition and results of operations.

     In addition, other low cost carriers may enter other USAir markets. For example, America West commenced service in April 1994 between Columbus, Ohio, where it operates a hub, and Philadelphia, where USAir has a hub operation. Other carriers, including some of the larger carriers, have also developed or indicated their intent to develop similar low fare short-haul service, such as United's low cost, low fare operation in the western United States discussed below. Delta has procured concessions from its pilot union that would enable Delta to start a low cost, short-haul service to compete with airlines such as Southwest and ValuJet. Delta is presently the second largest airline on the East Coast of the

United States. It is possible that this service might be introduced in markets that USAir serves, which may result in greater competition and lower fares in those markets. USAir has stated that it will be competitive on routes that are important to USAir and has underscored the necessity of cutting costs to remain competitive with insurgents on these routes.


Industry Restructuring and Cost-Cutting
- ---------------------------------------

     Major carriers that compete with USAir have implemented, or are in the process of implementing, measures to reduce their operating costs. For example, United has substantially reduced its personnel costs as part of a recapitalization transaction completed in July 1994. United initiated its low cost, low fare operation in the western U.S. in October 1994. Delta reached agreement with certain of its employees regarding concessions. Delta has also recently turned over several of its former routes to Delta Connection code-share carriers that have lower cost structures. American announced a restructuring of its non-union workforce and is still seeking substantial concessions and productivity gains from its pilot group. TWA has negotiated productivity improvements with its unionized employees and has recently emerged from bankruptcy for the second time in less than two years pursuant to a "pre-packaged" reorganization plan approved by a bankruptcy court which reduces the carrier's debt by approximately 30%. Continental has reduced capacity and returned non-productive aircraft to lessors. In early 1995, Southwest announced that its pilots had ratified a 10-year labor contract that provides for no wage increases in the first five years, providing for grants of stock options to the pilots instead. USAir expects that the implementation of this labor contract will further enhance Southwest's low cost advantage over USAir and other carriers.
These actions by certain of USAir's competitors illustrate the trend among the major U.S. airlines to restructure in order to reduce their operating costs and enable them to compete in a low fare environment. See "Strategy" and "Capacity and Route Rational-ization" above for a discussion of USAir's cost reduction initia-tives.

     There are recent examples of companies in the airline industry which have obtained employee concessions in agreements that provided for the recapitalization of the companies, including employee ownership stakes and employee participation in corporate governance. Most recently, in July 1994, UAL, consummated the recapitalization noted above which resulted in majority ownership and board membership for certain employee groups in exchange for concessions. In other cases, airlines have filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code, and some airlines have ceased operation altogether when their operating costs remained excessive in relation to their revenues, and their liquidity became insufficient to sustain their operations.

     In 1995, various carriers, including USAir, implemented cutbacks in service in the eastern U.S. The "intra-east coast" area represents approximately 64% of USAir's departures and approximately 44% of its ASMs. USAir has implemented a plan to cut capacity throughout its system and to emphasize the strength of its hubs in Pittsburgh, Charlotte, Philadelphia and Baltimore, as well as other major east coast urban centers. See "Strategy" and "Capacity and Route Rationalization" above. The major carriers decreased service in the East by approximately 9.8% year-over-year. However, several smaller carriers increased the number of depar-tures in this region during the same time period or have announced plans to introduce or increase service in this region. The net result was a decrease in jet capacity in the intra-east coast region of approximately 3.5% for the full year 1995 from 1994 levels.

     The trend toward globalization of the airline industry has accelerated in recent years as certain U.S. carriers, including USAir, have formed marketing and strategic alliances with foreign carriers. Certain foreign carriers have made substantial invest-ments in U.S. carriers which have frequently been tied to marketing alliances or, less frequently, reciprocal investments by the U.S. carrier in its foreign partner. Foreign investment in U.S. air carriers is restricted by statute and may be subject to review by the DOT and, on antitrust grounds, by the DOJ.

     In February 1995, several major U.S. carriers, including Delta, American, Northwest, United and USAir, imposed limits on the base commissions they pay travel agents for domestic air fares. Formerly, most major airlines paid a fixed base commission of approximately 10% on the price of a ticket for the distribution of all domestic tickets. The new cap limits base commission payments to $50 for a round-trip domestic ticket with a base fare above $500 and $25 for a one-way domestic ticket with a base fare above $250. The new limits on commissions are designed to reduce one of the airlines' largest expenses. USAir has experienced cost savings through its implementation of a limit on the commissions it pays travel agents for domestic air fares. As a result of the new limits on commissions, some travel agents have filed lawsuits against the airlines that imposed commission caps, including USAir, claiming that the airlines violated antitrust laws. See "Legal Proceedings."

Deferral of Dividends by USAir Group
- ------------------------------------

     On September 29, 1994, USAir Group announced that it was deferring the quarterly dividend payment due September 30, 1994 on the 358,000 outstanding shares of its Series A Preferred Stock. The Series A Preferred Stock is owned by affiliates of Berkshire.
USAir Group has also deferred quarterly dividend payments on all of its other outstanding series of preferred stock, including the Series F Preferred Stock and the Series T Preferred Stock which is owned by BA, as well as on the publicly held Series B Preferred Stock. On March 13, 1995, Berkshire announced that it had recorded a pre-tax charge of $268.5 million to recognize a decline in the value of its investment in the Series A Preferred Stock that had an original cost of $358 million. On May 22, 1995, BA announced that it had made a $200 million provision against its $400 million investment in preferred stock of USAir Group. USAir Group has not paid a dividend on its Common Stock, since the second quarter of 1990. As of May 20, 1996, the board of directors of USAir Group had not authorized the resumption of any dividends on USAir Group's preferred stock or Common Stock and there can be no assurance when or if such dividend payments will resume.

     Under the terms of the Series A Preferred Stock, Berkshire has the right to elect two additional directors to the board of directors of USAir Group after a scheduled dividend payment has not been paid for thirty days. Berkshire has informed USAir Group that it does not intend to exercise this right at this time. Berkshire's Chairman Warren E. Buffett and Vice Chairman Charles T. Munger served as directors on USAir Group's and USAir's boards of directors from January 27, 1993 until November 28, 1995. They did not stand for re-election as directors in November 1995. Under the terms of the Series B Preferred Stock, the holders of that security have the right to elect two additional directors to the board of directors of USAir Group if six quarterly dividends are not paid. That right became effective on February 15, 1996. In May 1996, Berkshire offered to sell the Series A Preferred Stock to USAir Group. Berkshire has advised that if USAir Group does not buy back the shares from Berkshire, Berkshire may sell the Series A Preferred Stock to third parties but Berkshire has stated it will not knowingly sell the shares to any person who would own 3% or more of a voting stake in USAir Group as a result of the purchase. As of March 31, 1996, USAir believes that USAir Group was legally prohibited from paying dividends on or redeeming its capital stock in accordance with Section 170 of the Delaware General Corporation
Law.   A requisite percentage of Series B Preferred Stockholders
informed USAir Group that they would be pursuing the right to elect two additional directors to the Company's board of directors. If Berkshire were also to exercise its right to elect two directors, BA would have the right to designate an additional nominee for election as director to the board of directors of USAir Group pursuant to the Investment Agreement between.


Likelihood of No Future Investments by British Airways
- ------------------------------------------------------

     As described in greater detail in "British Airways Investment Agreement" below, on January 21, 1993, USAir Group and BA entered into the Investment Agreement. BA invested approximately $400 million in certain preferred stock of USAir Group in accordance with the Investment Agreement. The deadline for BA's election to purchase a certain series of preferred stock of USAir Group and therefore, to elect to make any further investment in USAir Group pursuant to the Investment Agreement, was January 21, 1996 (except that, if the DOT shall approve all of the transactions contemplated by the Investment Agreement on or before January 21, 1998, BA may make additional investments in USAir Group under certain circum stances). BA declined to make any further investment on or before the January 21, 1996 deadline. BA stated publicly that it was precluded from making additional investments under existing DOT policy and that it did not expect DOT approval to be forthcoming. Pursuant to the Investment Agreement, BA has the right to maintain its proportionate ownership of USAir Group's securities under certain circumstances by purchasing additional shares of certain series. British Airways has advised USAir Group that it would not exercise the right (triggered by the issuances of USAir Group Common Stock pursuant to certain USAir Group benefit plans during the nine months ended March 31, 1996) to buy additional shares of Series T Convertible Exchangeable Senior Preferred Stock. See "Provisions Regarding Additional BA Investments; BA Announcement Regarding No Additional Investment in USAir Group". In addition, the press and certain governmental officials of the United States and of the United Kingdom have suggested that BA and American are involved in negotiations that may lead to alliances between those two airlines. American has stated that it has had discussions with a number of European air carriers regarding alliances. BA has advised USAir that BA has had discussions with a number of airlines worldwide regarding strategic alternatives. USAir cannot predict whether alliance transactions may be consummated between BA and any other airlines and if so, how any of the foregoing might affect USAir.

Employees
- ---------

     At December 31, 1995, USAir employed approximately 39,900 full-time equivalent employees. USAir employed approximately 4,900 pilots, 9,200 maintenance and related personnel, 10,000 station personnel, 3,900 reservations personnel, 7,700 flight attendants and 4,200 personnel in other administrative and miscellaneous job categories. Approximately 26,100, or 65%, of the employees of USAir are covered by collective bargaining agreements with various labor unions, or will be covered by a collective bargaining agreement for which initial negotiations are in progress.

     After negotiating with the leaders of its labor groups since March 1994 in an attempt to reduce its annual personnel costs by approximately $500 million, USAir Group had reached an agreement in principle on March 29, 1995 with the negotiating committee of the Airline Pilots Association ("ALPA"), which represents USAir's pilots. During the second quarter of 1995, USAir Group reached agreements in principle with the International Association of Machinists and Aerospace Workers ("IAM"), the Association of Flight Attendants ("AFA") and the Transport Workers Union (the "TWU").
The agreements in principle provided for wage and other concessions in exchange for equity participation in USAir Group and representa-tion on USAir Group's board of directors for USAir's employees.
The IAM represents USAir's mechanical and related employees and USAir's fleet service employees. The AFA represents USAir's flight attendants. The TWU represents USAir's flight crew training instructors, flight simulator engineers and dispatch employees.
The tentative agreement with the TWU was with respect to only the flight crew training instructors. Each of the tentative agreements was subject to many significant conditions, including union ratification, negotiation and ratification of acceptable agreements between USAir and its other labor groups, the restructuring of holdings by other parties and approval of the boards of directors of USAir Group and USAir and the stockholders of USAir Group. In July 1995, the members of the AFA voted against ratification of their agreement in principle. ALPA made significant additional demands which were unacceptable and negotiations were thereafter terminated by USAir Group.

     USAir continues to believe that its long-term future depends on reduced costs of operation, including especially lower personnel costs. USAir remains committed to obtaining labor cost reductions. Talks between USAir and the IAM's advisory counsel continued during the first quarter of 1996. USAir's contract with ALPA became open for negotiations on April 30, 1996 and collective bargaining talks have begun. USAir cannot predict the outcome of these negotiations at this time or if USAir will be able to secure meaningful wage and benefit concessions and productivity improvements from its unionized employee groups.


Historical Cost Reduction Programs
- ----------------------------------

     In 1994, USAir implemented measures announced in September 1993 to reduce projected operating costs. These measures included a workforce reduction of approximately 2,500 full time positions. However, USAir's ability to implement additional workforce reductions is currently limited by its existing labor contracts. Due to the inclusion of "no furlough" provisions in its current labor agreements with ALPA and the AFA, USAir may not furlough employees covered by those agreements for specified periods of time.

     In 1992 and 1993, USAir reached agreement on new contracts with ALPA with respect to USAir's pilot employees, the IAM with respect to USAir's mechanics and related employees, the AFA with respect to its flight attendant employees, and the TWU with respect to 170 flight dispatch employees and approximately 60 USAir flight simulator engineers. Each contract (except the contract covering the flight dispatch employees) provided for wage reductions and suspension of longevity/step increases for a twelve-month period beginning shortly after the effective date of the contract. The wages of each such group of employees reverted to pre-reduction levels at the expiration of the relevant twelve-month period and were subsequently increased in accordance with the relevant contract. Pursuant to their contracts, the pilots, the IAM-repres-ented employees, the flight attendants and the flight simulator engineers also agreed to participate in contributory managed care medical and dental programs. The flight dispatch employees also participated in wage reductions, suspensions of longevity/step increases and contributory managed care medical and dental programs because of their non-contract status when those measures were implemented for non-contract employees, as described in the following paragraph.

     None of the above groups of employees, other than a small group of flight simulator engineers, is currently scheduled to receive further wage increases under the terms of its contract. However, members of all such groups, including the mechanics and related employees and the flight dispatch employees, are entitled to wage increases based on longevity. Each contract provides for productivity improvements. The defined benefit pension plans for the flight dispatch employees and the flight simulator engineers have been frozen.

     In accordance with its previously announced policy, when ALPA agreed to the cost reduction program described above, USAir implemented wage reductions and suspension of longevity/step increases on its non-contract employees for the twelve-month period commencing in June 1992. Earlier in 1992, USAir had implemented the contributory managed care medical and dental programs for non-contract employees. Prior to January 1, 1992, USAir exclusive-ly paid contributions to the basic defined benefit pension plan for its non-contract employees. USAir froze this pension plan at the end of 1991, which resulted in a one-time book gain of approximate-ly $107 million for 1991. USAir implemented a defined contribution pension plan for these employees on January 1, 1993, which is composed of three components: contributions by USAir based on age and a percentage of salary, a partial match by USAir of employee contributions to a savings plan and a profit sharing plan.

     Taken together, the above measures provided for temporary wage reductions and suspension of longevity/step increases in wages that USAir estimates saved approximately $120 million during the period June 1992 through March 1994. These concessions provided for productivity improvements which saved USAir approximately $55 million during the same period. All employees affected by these changes also agreed to participate in contributory managed care medical and dental programs which result in savings for USAir. In exchange for the concessions agreed upon by its unionized employ-ees, USAir included "no furlough" provisions in each of the new labor agreements with ALPA, the IAM and the AFA, which prohibit (or prohibited) USAir from furloughing employees hired on or before the effective date of the agreements through September 30, 1995 in the case of the agreement with the IAM for mechanics and related employees, through December 31, 1996 in the case of the agreement with the AFA, and through June 30, 1997 in the case of the agreement with ALPA.

     USAir recorded a non-recurring charge of approximately $36.8 million in the fourth quarter of 1993 based on a projection of the repayment of the amount of the temporary wage and salary reductions discussed above in the event that the employees who sustained the pay cuts leave the employ of USAir. USAir has adjusted and will adjust this accounting charge in subsequent periods to reflect the change in the present value of the liability and changes in actuarial assumptions including, among other things, actual experience with the rate of attrition for these employees and whether such employees have received payments under the profit sharing program discussed in the next paragraph.

     In exchange for the temporary wage and salary reductions and other concessions during a twelve month period in 1992 and 1993 described above, including the freeze of the defined benefit plan for non-contract employees, affected employees participate in a profit sharing program and have been granted options to purchase USAir Group Common Stock. The profit sharing program is designed to recompense those employees whose pay has been reduced in an amount equal to (i) two times salary foregone plus; (ii) one times salary foregone (subject to a minimum of $1,000) for the freeze of the pension plans described above. Estimated savings of approxi-mately $23 million attributable to the suspension of longevity/step increases will not be subject to repayment through the profit sharing program. Until the maximum payout has been made, annual pre-tax profits, as defined in the program, of USAir Group would be distributed to participating employees as follows:

       25% of the first $100 million in pre-tax profits;
       35% of the next $100 million in pre-tax profits; and 40% of the pre-tax profits exceeding $200 million.

     Calculation of profits under the profit sharing plan excludes charges for postretirement benefit expenses other than for pensions (approximately $78.6 million for 1995) and certain unusual items. This program will be in effect until USAir employees are recom-pensed for two times salary foregone or three times for employees who also had pension benefits foregone. The plan is independent of the profit sharing plan which is an element of the new defined contribution pension plan for non-contract employees discussed above. Based on USAir Group's 1995 results and the provisions of the profit sharing plan, USAir recognized charges of approximately $49.7 million under this plan in 1995. Since certain amounts have been expensed in prior years, even though 1995 was USAir's first profitable year since the inception of the plan, the cash payout for 1995 will be approximately $73.7 million and will be made to employees covered by the provisions of this plan in the first quarter of 1996.

     Under the stock option program, employees whose pay was reduced received options to purchase 50 shares of USAir Group Common Stock at $15 per share for each $1,000 of salary reduction. The options became exercisable following the twelve-month period of the salary reduction program for each group of employees. Generally, participating employees have five years from the grant date to exercise such options. As of December 31, 1995, USAir Group had granted options to purchase approximately five million shares of Common Stock to USAir employees under the program.


ALPA Contract: Effects of a Change of Control of USAir Group or
USAir
- -------------------------------------------------------------------

     USAir's current labor contract with ALPA provides that in the event of a "change of control" of USAir Group or USAir, ALPA will have the right to extend the duration of the contract for one, two or three years at its option beyond the amendable date of the agreement with across-the-board wage increases of 4.5% on April 30, 1996 and on each anniversary thereof for the following three years. A "change of control" is defined as a single transaction or multi-step related transactions through which (i) securities which constitute and/or are then currently exchangeable into, exercisable for or convertible into 50% or more of the outstanding Common Stock (and Common Stock then currently issuable upon the exchange, exercise or conversion of securities) and/or (ii) 50% or more of the value of the assets of USAir Group or USAir, are acquired or held by a single purchaser or a group of purchasers acting in concert.

Unionizing Efforts
- ------------------

     During 1994, certain unions engaged in efforts to unionize USAir's fleet service employees. The Railway Labor Act governs, and the NMB has jurisdiction over, campaigns to unionize workers. After the IAM won a runoff election, on July 22, 1994 the NMB certified the IAM to represent the fleet service class or craft. Under the Railway Labor Act, which governs labor relations in the airline industry, USAir is obligated to negotiate a collective bargaining agreement with the IAM governing the terms and condi-tions of employment for the fleet service employees. This obligation does not require USAir to agree to any particular term or condition sought by the IAM.

     On June 3, 1994, after determining that the United Steel Workers of America ("USWA") had submitted a sufficient number of authorization cards, the NMB ordered an election among USAir's passenger service employees, a class or craft of approximately 10,000 workers consisting primarily of USAir's ticket counter/gate agents and reservations agents, to determine whether the USWA or other union would represent these employees. The NMB mailed ballots to eligible passenger service employees on July 19, 1994 and tabulated the ballots on August 18, 1994. Less than a majority of the eligible passenger service employees voted in favor of representation and, as a result, no union represents the passenger service employees at this time. However, certain unions are engaged in efforts to unionize such employees.

     Certain unions are engaged in efforts to unionize USAir's passenger service employees. Under the RLA, the NMB could order an election among a class or craft of eligible employees if a union submitted an application to the NMB supported by the authorization cards from at least 35% of the applicable class or craft of employees. If the NMB ordered an election and a majority of the eligible employees voted for representation, USAir would be required to negotiate a collective bargaining agreement with the union that wins the election. On April 25, 1996, the International Association of Machinists and Aerospace workers and the Communications Workers of America filed applications with the NMB requesting that an election be held among USAir's passenger service workers, a class or craft of approximately 10,000 workers consisting primarily of USAir ticket counter/gate agents and reservations agents. The NMB is in the process of determining whether these applications are supported by sufficient authorization cards to warrant an election. USAir cannot predict whether an election will be held among the passenger service class or craft and the outcome of the election, if held.

     USAir cannot predict whether any union might submit authoriza-tion cards to the NMB sufficient to obtain an election among any unrepresented class or craft of employees.


Status of USAir's Labor Agreements
- ----------------------------------

     The following table presents the status of USAir's labor agreements as of December 31, 1995:

                                                     Expiration
                            Approximate     Date       Date of
                             Number of    Contract  "No-Furlough"
Union    Class or Craft      Employees    Amendable     Clause
- -----  -----------------    -----------   ---------  -----------
AFA    flight attendants        7,700        1/97      12/31/96

ALPA   pilots                   4,900        5/96 (2)   6/30/97

IAM    mechanics and
         related employees      7,800       10/95 (2)   9/30/95

IAM    fleet service
         employees              5,400 (1)         (3)         -

TWU    flight crew training
         instructors, flight
         simulator engineers
         and dispatch employees   270     8/96-8/97 (4)       -


(1) Estimated number of employees who will be covered under this new contract.
(2)  Currently in negotiations.
(3)  Initial contract in negotiation.
(4) Separate contracts cover the flight crew training instructors, the flight simulator engineers and the dispatch employees.


Frequent Traveler Program
- -------------------------

     Each major airline, including USAir, has developed a frequent traveler program that offers its passengers incentives to maximize travel on that particular carrier. Participants in such programs typically earn "mileage credits" for every trip they fly that can be redeemed for airline travel or, in some cases, for other benefits.

     USAir accounts for its FTP under the incremental cost method, whereby travel awards are valued at the incremental cost of carrying one additional passenger. Such costs are accrued when FTP participants accumulate sufficient miles to be entitled to claim award certificates. Incremental costs include unit costs for passenger food, beverages and supplies, fuel, reservations, communications, liability insurance and denied boarding compensa-tion expenses expected to be incurred on a per passenger basis. No profit or overhead margin is included in the accrual for incremen-tal costs. No liability is recorded for airline, hotel or car rental award certificates that are to be honored by other parties because there is no cost to USAir for these awards. "Management's Discussion and Analysis of Financial Condition and Results of Operations".


Computerized Reservation Systems
- --------------------------------

     At December 31, 1992, USAM Corp. ("USAM"), a subsidiary of USAir, owned 11% of the Covia Partnership ("Covia") which owned and operated a computerized reservation system ("CRS"). In September 1993, Covia purchased the assets of the corporation that owned and operated the Galileo CRS which provided CRS services to travel agent subscribers in Europe. Covia was then separated into three entities. As a result, at December 31, 1995, USAM owned 11% of the Galileo International Partnership, approximately 11% of the Galileo Japan Partnership and approximately 21% of the Apollo Travel Services Partnership.

     The Galileo International Partnership owns and operates the Galileo CRS. Galileo Japan Partnership markets CRS services in Japan. Apollo Travel Services markets CRS services in the U.S. and Mexico. Galileo CRS is the second largest of the four CRS systems in the U.S. based on revenues generated by travel agency subscrib-ers. A subsidiary of United controls 38% of the partnership, and the other partners exclusive of USAir's interest are subsidiaries of BA, Swissair, KLM Royal Dutch Airlines, Alitalia, Air Canada, Olympic Airways, Austrian Airlines, Aer Lingus and TAP Air Portugal.

     CRSs play a significant role in the marketing and distribution of airline tickets. Travel agents issue tickets which generate the majority of USAir's passenger revenues. Most travel agencies use one or more CRSs to obtain information about airline schedules and fares and to book their clients' travel.


Maintenance Marketing Joint Venture with BA
- -------------------------------------------

     USAir and an affiliate of BA jointly organized Airline Technical Services L.L.C. on October 12, 1995. The goal of this venture is the joint marketing in North America, Central America and South America of contract maintenance, engineering and technical services for USAir and BA. USAir hopes to enhance the utilization of maintenance personnel by taking on outside mainte-nance work, generating revenues associated with its excess maintenance capacity and BA's experience with contract maintenance. USAir also hopes that exposure to the competitive marketplace will lead to productivity improvements by its own maintenance personnel.


Jet Fuel
- --------

     All petroleum product prices continue to be subject to unpredictable economic, political and market factors. Also, the balance among supply, demand and price has become more reactive to world market conditions. Accordingly, the price and availability of jet fuel, as well as other petroleum products, continues to be unpredictable. Because fuel costs constitute a major expenditure for USAir (approximately 9% of its operating costs for fiscal year
1995), significant increases in fuel costs could materially and adversely affect USAir's results of operations.

      USAir continues to adjust its jet fuel purchasing strategy to take advantage of the best available prices while attempting to ensure that supplies are secure. In addition, USAir has entered into agreements to hedge the price of a portion of its jet fuel needs, which may have the net effect of increasing or decreasing USAir's fuel expense.

      In August 1993, the United States increased taxes on domestic fuel, including aircraft fuel used on domestic routes, by 4.3 cents per gallon. Airlines were exempt from the tax increase until Octo-ber 1, 1995, and pending legislation in Congress would reinstate the exemption through September 30, 1997, subject to termination of the exemption on September 30, 1996 if certain aviation trust funds are not extended. These aviation trust funds expired on Decem-ber 31, 1995 and have not, as of May 20, 1996, been extended. There can be no assurance that the fuel tax exemption will be reinstated, or if reinstated, the terms on which and the period for which the exemption will be effective. The additional fuel tax is currently being paid. Non-reinstatement of the fuel tax exemption would increase the annual operating expenses of USAir by approximately $47 million based on projected domestic fuel consumption for 1996.

     The following table sets forth statistics about USAir's jet fuel consumption and cost for each of the last four fiscal years:



            Gallons                                Percentage of
 Fiscal    Consumed    Total Cost    Average Cost    Operating
  Year    (Millions)  (Millions)(1)  Per Gallon(1)  Expenses(2)
 ------    --------    -----------   -------------  ------------
  1995      1,137        $605.0          $0.53          9.0%
  1994      1,205        $642.3          $0.53          9.4%
  1993      1,161        $677.9          $0.58         10.2%
  1992      1,183        $720.6          $0.61         11.1%

(1) Cost includes the base cost of fuel and transportation charges.

(2) Operating expenses have been adjusted to exclude non-recurring and unusual items and expenses generated under the BA wet lease arrangements.

     The cost of jet fuel per gallon for the first quarter of 1996
(58.61c) increased by 12.6% from first quarter of 1995 levels
(52.06c).

                               - 120 -

Insurance
- ---------

     USAir maintains insurance of the types and in amounts deemed adequate to protect themselves and their property. Principal coverage includes liability for bodily injury to or death of members of the public, including passengers; damage to property of USAir and others; loss of or damage to flight equipment, whether on the ground or in flight; fire and extended coverage; and workers' compensation and employer's liability. Coverage for environmental liabilities is expressly excluded from USAir's insurance policies. In the third quarter of 1995, USAir's liability insurance was renewed. Rates increased due to a number of factors, including the two aircraft accidents in 1994.


Industry Regulation and Airport Access
- --------------------------------------

     USAir operates under a certificate of public convenience and necessity issued by the DOT. Such certificate may be altered, amended, modified or suspended by the DOT if the public convenience and necessity so require, or may be revoked for intentional failure to comply with the terms and conditions of a certificate. The airline is also regulated by the FAA, a division of the DOT, under Subtitle VII of 49 U.S.C. 40101 et seq. (the "Act"), primarily in the areas of flight operations, maintenance, ground facilities and other technical matters. Pursuant to these regulations, USAir has established, and the FAA has approved, a maintenance program for each type of aircraft operated by USAir that provides for the ongoing maintenance of such aircraft, ranging from frequent routine inspections to major overhauls.

     Recently adopted regulations require phase-out of certain aircraft and ageing aircraft modifications. Such types of regulations can significantly increase costs and affect an airline's ability to compete.

     The DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided such procedures do not unreasonably interfere with interstate or foreign commerce or the national transportation system. Certain airports, including the major airports at Boston, Washington, D.C., Chicago, Los Angeles, San Diego and San Francisco, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of such operations. In some instances these restrictions have caused curtailments in services or increases in operating costs and such restrictions could limit the ability of USAir to expand its operations at the affected airports. Local authorities at other airports are considering adopting similar noise regulations.

     In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, retirement of older aircraft, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspections and maintenance procedures to be conducted on older aircraft.

     Several airports have recently sought to increase substantial-ly the rates charged to airlines, and the ability of airlines to contest such increases has been restricted by federal legislation, DOT regulations and judicial decisions. In addition, legislation which became effective June 1, 1992 allows public airports to impose passenger facility charges of up to $3 per departing or connecting passenger at such airports. With certain exceptions, these charges are passed on to the airlines' passengers.

     The FAA has designated John F. Kennedy, LaGuardia, O'Hare and Washington National airports as "high density traffic airports" and has limited the number of departure and arrival slots at those airports. Currently, slots at the high density traffic airports may be voluntarily sold or transferred between carriers. The DOT has in the past reallocated slots to other carriers and reserves the right to withdraw slots. Various amendments to the slot system, proposed from time to time by the FAA, members of Congress and others, could, if adopted, significantly affect operations at the high density traffic airports or expand slot controls to other airports. Certain of such proposals could restrict the number of flights, limit the ownership transferability of slots, increase the risk of slot withdrawal, or otherwise decrease the value of USAir slots. USAir holds a substantial number of slots at LaGuardia and Washington National. These slots are valuable assets and important in USAir's overall business strategy. USAir cannot predict whether any of these proposals will be adopted.

     The availability of international routes to United States carriers is regulated by agreements between the United States and foreign governments. The United States has in the past generally followed the practice of encouraging foreign governments to accept multiple carrier designation on foreign routes, although certain countries have sought to limit the number of carriers. Foreign route authorities may become less valuable to the extent that the United States and other countries adopt "open skies" policies liberalizing entry on international routes. In February 1995, the United States and Canada reached a formal agreement which deregu-lates airline services between Canada and the United States and provides that Canadian airlines have immediate "open skies" access to the United States and that U.S. airlines will have limited new route rights to Vancouver and Montreal for two years and to Toronto for three years and open skies thereafter. This agreement is expected to result in significant increased traffic between the United States and Canada. The agreement provides for two new Toronto designations in the first year. In October 1995, the DOT granted to USAir route authority for non-stop service between Pittsburgh and Toronto. USAir had previously operated this route under temporary exemption authority. On May 1, 1995, the DOT granted to USAir the temporary exemption authority to begin twice-daily roundtrip nonstop service between Washington National and Toronto once a Canadian carrier entered that market. Air Canada initiated service on that route beginning in June 1995. In February 1996, the DOT issued a show cause order awarding USAir final certification to serve the Washington National to Toronto route. USAir's authority will be effective pending the DOT's determination as to which U.S. carrier will receive the final certification to operate the route. The route will be open to all carriers in 1997. In addition, in October 1995, the DOT granted USAir a two-year exemption route authority to operate between Madrid, Spain and both Philadelphia and Boston. USAir plans to commence service from Philadelphia to Madrid on June 15, 1996. In April 1996, the DOT awarded USAir authority to institute service to Rome, Italy from Philadelphia with through service from Los Angeles. USAir intends to inaugurate its service to Rome on or about June 1, 1996. In February 1996, USAir received final approval from the DOT to institute service to Munich, Germany from Philadelphia. USAir will inaugurate its Munich service on May 23, 1996.

     Many aspects of USAir's operations are subject to increasingly stringent federal, state and local laws protecting the environment. Future regulatory developments could affect operations and increase operating costs in the airline industry, including for USAir.

     Additional laws and regulations have been proposed or are contemplated that could significantly affect the cost of airline operations by, for example, raising fuel taxes, imposing additional requirements or restrictions on operations or impairing access to capital markets. For example, proposals are being considered that would provide that a portion of the appropriations for the FAA and other aviation governmental functions be funded pursuant to additional taxes on ticket and cargo revenue or fees for use of the air traffic control system. USAir cannot predict what laws and regulations may be adopted or their impact, but the impact could be significant. Certain regulatory changes, if proposed and adopted, could materially adversely affect USAir and could require charges to USAir's financial statements.


British Airways Investment Agreement
- ------------------------------------

     The following summary of certain terms of the Investment Agreement is subject to, and is qualified in its entirety by, the Investment Agreement and the exhibits thereto, which have previous-ly been filed with the Commission. BA has invested approximately $400 million in USAir Group preferred stock in accordance with the Investment Agreement. On March 7, 1994, BA announced it would make no additional investments in USAir Group until the outcome of measures by USAir Group to reduce costs and improve its financial results was known. On January 19, 1996, BA announced that it would not exercise its option to make any further investment in USAir prior to the January 21, 1996 deadline provided in the Investment Agreement. See "Provisions Regarding Additional BA Investments; BA Announcement Regarding No Additional Investment in USAir Group."
As of December 31, 1995, BA owned preferred stock in USAir Group constituting approximately 21.0% of the total voting interest in USAir Group.


Terms of the Series F Preferred Stock
- -------------------------------------

     On January 21, 1993, USAir Group sold, pursuant to the Investment Agreement, 30,000 shares of USAir Group's Series F Preferred Stock to BA for an aggregate purchase price of $300 million. The Series F Preferred Stock is convertible into shares of Common Stock at a conversion price of $19.41 and has a liquidation preference of $10,000 per share plus an amount equal to accrued dividends. See "Miscellaneous" for a discussion of an antidilution adjustment to the conversion price of the Series F Preferred Stock. The Series F Preferred Stock may be converted at the option of USAir Group at any time after January 21, 1998 if the average composite closing market price of Common Stock during any 30-day calendar period is at least 133% of the conversion price. The Series F Preferred Stock is entitled to cumulative quarterly dividends of 7% per annum when and if declared and to share in certain other distributions.

     USAir Group has deferred quarterly dividend payments on all its preferred stock beginning with payments due September 30, 1994. See "Deferral of Dividends by USAir Group." The Series F Preferred Stock must be redeemed by USAir Group on January 15, 2008. Each share of the Series F Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which it is convertible and votes with the Common Stock and USAir Group's Series A Preferred Stock and any other capital stock with general voting rights for the election of directors, as a single class. Subject to adjustment, 515.2950 shares of Common Stock are issuable on conversion per share of Series F Preferred Stock (determined by dividing the $10,000 liquidation preference per share of Series F Preferred Stock by the $19.41 conversion price), and 15,458,851 shares of Common Stock would be issuable on conversion of all Series F Preferred Stock. However, under the terms of any USAir Group preferred stock that is or will be held by BA ("BA Preferred Stock"), conversion rights (and as a result voting rights) may not be exercised to the extent that doing so would result in a loss of USAir Group's or any of its subsidiaries' operating certificates and authorities under Foreign Ownership Restrictions, as defined under "Board Representation" below, and it is assumed for this purpose that Series F Preferred Stock will be fully converted before any other BA Preferred Stock. Under Foreign Ownership Restrictions, no more than 25% of USAir Group's voting interest may be held by persons other than U.S. citizens, including BA. With respect to dividend rights and rights on liquidation, dissolution and winding up, the Series F Preferred Stock ranks senior to USAir Group's Series B Preferred Stock, Junior Participating Preferred Stock, Series D, no par value, and Common Stock, and pari passu with BA Preferred Stock and Series A Preferred Stock. See "Miscellaneous" for information regarding BA's purchase of two additional series of preferred stock from USAir Group pursuant to its exercise of optional and preemptive purchase rights under the Investment Agreement.

DOT Order Regarding BA's Investment in USAir Group
- --------------------------------------------------

     On March 15, 1993, the DOT issued an order (the "DOT Order") finding, among other things, that "BA's initial investment of $300 million does not impair USAir's citizenship" under Foreign Ownership Restrictions as defined under "Board Representation" below. However, the DOT instituted a proceeding to consider whether USAir will remain a U.S. citizen if the transactions and acts contemplated by the Investment Agreement, including the transactions discussed under "Provisions Regarding Additional BA Investments; BA Announcement Regarding No Additional Investment in USAir Group" and "Certain Governance Matters" below, are consummat-ed. The DOT has suspended indefinitely the period for comments from interested parties to the proceeding pending its resolution of requests by other airlines for production of additional documents from USAir. The DOT Order states that the DOT expects and advises USAir Group and BA not to proceed with the Second Purchase and Final Purchase, as such terms are defined under "Provisions Regarding Additional BA Investments; BA Announcement Regarding No Additional Investment in USAir Group," until the DOT has completed its review of USAir's citizenship. In any event, on March 7, 1994, BA announced that it would make no additional investments in USAir Group until the outcome of measures by USAir Group to reduce its costs and improve its financial results was known and on January 19, 1996, BA announced that it would not proceed with the Second Purchase.


Board Representation
- --------------------

     USAir Group increased the size of its board of directors by three on January 21, 1993 and the board filled the newly created directorships with designees of BA (the size of the board of directors was subsequently decreased to 15 in 1995). Under the terms of the Investment Agreement, USAir Group must use its best efforts to cause BA to be proportionally represented on the board of directors (on the basis of its voting interest), up to a maximum representation of 25% of the total number of authorized directors ("Entire Board"), assuming that such proportional representation is permitted by then applicable U.S. statutory and DOT regulatory or interpretative foreign ownership restrictions ("Foreign Ownership Restrictions"), until the later of the closing of the Second Purchase, as defined under "Provisions Regarding Additional BA Investments; BA Announcement Regarding No Additional Investment in USAir Group" below, and the date on which BA may exercise under Foreign Ownership Restrictions the rights described under "Certain Governance Matters" below.


U.S.-U.K. Routes
- ----------------

     Under the Investment Agreement, USAir Group agreed that as promptly as commercially practicable it would divest or, if divestiture were not possible, relinquish, all licenses, certifi-cates and authorities for each of its routes between the U.S. and the U.K. (the "U.K. Routes") at such time as BA and USAir imple-mented the code sharing arrangement contemplated by the Investment Agreement discussed below. USAir Group and BA have agreed that they should attempt to mitigate any negative impact on USAir employees or communities served by the U.K. Routes and to share any losses suffered as a result of such divestiture or relinquishment with due regard to their respective interests. Accordingly, BA has been operating and marketing certain routes formerly operated by USAir under a "wet lease." USAir has begun to phase out the wet lease arrangements with BA. One of the three 767-200ER aircraft was returned in December 1995 and a second was returned in February 1996. The third aircraft is expected to be returned during May 1996. Under the wet lease arrangements, USAir has leased three Boeing 767-200ER aircraft, along with cockpit and cabin crews, to BA in order to serve three routes between the U.S. and London.
Upon termination of the wet lease arrangements, USAir plans to utilize the returned aircraft as part of its planned 1996 expansion of international service (See "Capacity and Route Rationalization" above). In conjunction with the termination of the wet lease arrangements and related to USAir's relinquishment or divestiture of the U.K. Routes, BA has agreed to pay USAir a total of $47 million in the form of periodic payments commencing with the termination of the three wet leases and continuing annually for nine years. The first periodic payment was received by USAir in December 1995. The route authorities which USAir was required to sell or relinquish were the Philadelphia-London and BWI-London route authorities purchased by USAir from TWA in April 1992 for $50 million, and its route authority between Charlotte and London. Assets related to the U.K. Routes were carried on USAir's books at approximately $45 million at December 31, 1995.

Code Sharing
- ------------

     BA and USAir Group entered into a code share agreement on January 21, 1993 (the "Code Share Agreement") pursuant to which certain USAir flights carry the airline designator code of both BA and USAir. Code sharing is a common practice in the airline industry whereby one carrier places its designator code and sells tickets on the flights of another carrier (its code sharing partner). These flights are intended by USAir Group and BA eventually to include all routes provided for under the bilateral air services agreement between the U.S. and the U.K. to the extent possible, consistent with commercial viability and technical feasibility.

     The DOT initially granted approval of the code sharing agreement between USAir and BA on March 17, 1993 for a period of one year. The authorizations to USAir and BA were expanded by a supplemental DOT order on November 12, 1993 to permit code sharing on flights serving an additional number of U.S. points through additional U.S. gateways for BA's transatlantic flights. In June 1995, the DOT renewed its approval of USAir's and BA's authority to operate code share service on flights serving 66 U.S. cities and Mexico City. USAir has ceased serving Mexico City. In addition, the DOT approved an expansion of the USAir/BA code share authority to 65 new U.S. cities, Bermuda, Nassau and five Canadian cities. The approval is valid for two years. As of December 31, 1995, USAir and BA had implemented code sharing to 70 of the 138 airports authorized by the DOT. BA has publicly stated that its relation-ship with USAir has contributed over $150 million in annual additional revenues and cost savings. USAir believes that the code share arrangements have also brought benefits to USAir through domestic feed from international BA flights. The code share arrangements with BA are an important part of USAir's strategic and long-term objectives.

     USAir believes that (i) the code share cities in the U.S. receive greater access to international markets; (ii) it has greater access to international traffic; and (iii) BA's and its customers benefit from better on-line connections as well as coordinated check-in and baggage checking procedures. USAir believes that the code sharing arrangements will generate increased revenues. The DOT may continue to link further renewals of the code share authorization to the U.K.'s liberalization of U.S. air carrier access to the U.K.; however, the code sharing arrangements contemplated by the Code Share Agreement are expressly permitted under the bilateral air services agreement between the U.S. and U.K. Accordingly, USAir expects that the existing code share authorization will continue to be renewed; however, there can be no assurance that this will occur. USAir does not believe that the DOT's failure to renew further the authorization would result in a material adverse change in its financial condition.


Provisions Regarding Additional BA Investments; BA Announcement
Regarding No Additional Investment in USAir Group
- -------------------------------------------------------------------

     On March 7, 1994, BA announced that it would not make any additional investments in USAir Group until the outcome of measures by USAir Group to reduce costs and improve its financial results was known. Under the terms of the Investment Agreement, assuming the Series F Preferred Stock or any shares issued upon conversion thereof were outstanding and BA had not sold any shares of preferred stock issued to it by USAir Group or any Common Stock or other securities received upon conversion or exchange of the preferred stock, BA had been entitled at its option to elect to purchase from USAir Group, on or prior to January 21, 1996, 50,000 shares of Series C Cumulative Convertible Senior Preferred Stock, without par value ("Series C Preferred Stock"), at a purchase price of $10,000 per share, to be paid by BA's surrender of the Series F Preferred Stock and a payment of $200 million (the "Second Purchase"). BA did not exercise that option.

     The Investment Agreement provides that, on or prior to January 21, 1998, assuming that BA had purchased (or was purchasing simultaneously in accordance with the terms of the Investment Agreement) Series C Preferred Stock, BA would have the option to purchase 25,000 (or more in certain circumstances) shares of Series E Cumulative Convertible Exchangeable Senior Preferred Stock, without par value ("Series E Preferred Stock"), at a purchase price of $10,000 per share (the "Final Purchase"). Series E Preferred

Stock is exchangeable under certain circumstances at the option of USAir Group into certain USAir Group debt securities ("BA Notes"). Because BA did not elect prior to January 21, 1996, to make the Second Purchase, it cannot make the Final Purchase, except that if the DOT approves all the transactions and acts contemplated by the Investment Agreement on or prior to January 21, 1998, at the election of either BA or USAir Group, BA's purchase of the Series
C Preferred Stock and the Series E Preferred Stock would be consummated under certain circumstances. Because BA did not elect to purchase the Series C Preferred Stock by January 21, 1996, USAir Group may at its option redeem, in whole or in part, Series F Preferred Stock and a like percentage of Series T Preferred Stock held by BA at the higher of market value or the price of $10,000 per share, plus accrued dividends. As of March 31, 1996, USAir believes that USAir Group was legally prohibited from paying dividends on or redeeming its capital stock in accordance with
Section 170 of the Delaware General Corporation Law. USAir cannot predict whether or when the Second Purchase and Final Purchase will be consummated or whether or when it will repurchase or redeem its shares of capital stock.


Terms of the Series C Preferred Stock and Series E Preferred Stock
- ------------------------------------------------------------------

     The Series C Preferred Stock and Series E Preferred Stock are substantially similar to Series F Preferred Stock, except as follows. Series C Preferred Stock will be convertible into shares of Class B Common Stock or Non-Voting Class C Stock (as such terms are defined under "Terms of BA Common Stock" below) at an initial conversion price of approximately $19.79, subject to Foreign Ownership Restrictions. Each share of Series C Preferred Stock will be entitled to a number of votes equal to the number of shares of Class B Common Stock into which it is convertible, subject to Foreign Ownership Restrictions. If shares of Series C Preferred Stock are transferred to a third party, they convert automatically at the seller's option into either shares of Common Stock or a like number of shares of Series G Cumulative Convertible Senior Preferred Stock. Series E Preferred Stock will be convertible into shares of Common Stock or Non-Voting Class ET Stock (as defined under "Terms of BA Common Stock" below) at an initial conversion price of approximately $21.74, subject to increase if the Series E Preferred Stock is originally issued on or after January 21, 1997, subject to Foreign Ownership Restrictions. Each share of Series E Preferred Stock will be entitled to a number of votes equal to the number of shares of Common Stock into which it is convertible, subject to Foreign Ownership Restrictions.

Terms of BA Common Stock
- ------------------------

     To the extent permitted by Foreign Ownership Restrictions, an amendment to USAir Group's charter, which would be filed with the Delaware Secretary of State immediately prior to the Second Purchase, which BA has announced it will not complete, would create three new classes of common stock: Class B Common Stock, par value $1.00 per share ("Class B Common Stock"), Non-Voting Class C Common Stock, par value $1.00 per share ("Non-Voting Class C Stock"), and Non-Voting Class ET Common Stock, par value $1.00 per share ("Non-Voting Class ET Common Stock," collectively with Class B Common Stock and Non-Voting Class C Common Stock, "BA Common Stock"), all of which may be held only by BA or one of its wholly-owned subsidiaries. Except with respect to voting and conversion rights, the BA Common Stock would be identical to the Common Stock. Shares of BA Common Stock would convert automatical-ly to shares of Common Stock upon their transfer to a third party. Subject to Foreign Ownership Restrictions, Class B Common Stock would be entitled to one vote per share. After the effectiveness of the above charter amendment, to the extent permitted by Foreign Ownership Restrictions, Class B Common Stock would vote as a single class with Series C Preferred Stock on the election of one-fourth of the directors and the approval of the holders of Class B Common Stock and Series C Preferred Stock voting as a single class would be required for certain matters.


Certain Governance Matters
- --------------------------

     Following the Second Purchase, which BA has announced it will not complete, and assuming these changes are permitted under Foreign Ownership Restrictions, the above charter amendment would fix the size of USAir Group's board of directors at 16, one-fourth of whom would be elected by BA. In addition, the vote of 80% of the Entire Board of USAir Group would be required for approval of the following (with certain limited exceptions): (i) any agreement with the DOT regarding citizenship and fitness matters; (ii) any annual operating or capital budgets or financing plans; (iii) incurring capital expenditures not provided for in a budget approved by the vote of 80% of the Entire Board in excess of $10 million in the aggregate during any fiscal year; (iv) declaring and paying dividends on any capital stock of USAir Group or any of its subsidiaries (other than dividends paid only to USAir Group or any wholly-owned subsidiary of USAir Group and any dividends on preferred stock); (v) making investments in other entities not provided for in approved budgets in excess of $10 million in the aggregate during any fiscal year; (vi) incurring additional debt (other than certain debt specified in the Investment Agreement) not in an approved financing plan in excess of $450 million in the aggregate during any fiscal year; (vii) incurring off-balance sheet liabilities (e.g., operating leases) not in an approved financing plan in excess of $50 million in the aggregate during any fiscal year; (viii) appointment, compensation and dismissal of certain senior executives; (ix) acquisition, sale, transfer or relinquish-ment of route authorities or operating rights; (x) entering into material commercial or marketing agreements or joint ventures; (xi) issuance of capital stock (or debt or other securities convertible into or exchangeable for capital stock), other than (A) the stock options granted to employees in return for pay reductions under the USAir Group 1992 Stock Option Plan, as described under "Employees" above, (B) to USAir Group or any direct or indirect wholly owned subsidiary of USAir Group, (C) pursuant to the terms of USAir Group securities outstanding when a certain amendment to USAir Group's charter required in connection with consummation of the Second Purchase becomes effective, or (D) pursuant to the terms of securities the issuance of which was previously approved by the vote of 80% of the Entire Board; (xii) acquisition of its own equity securities other than from USAir Group or its subsidiaries, or pursuant to sinking funds or an approved financing plan; and
(xiii) establishment of a board committee with power to approve any of the foregoing. This supermajority vote requirement would allow four directors, including those elected by BA, to withhold approval of the actions described above if they believe them to be contrary to the best interests of USAir. The supermajority vote would not be required with regard to the foregoing actions to the extent they involve the enforcement by USAir Group of its rights under the Investment Agreement.

     Following the Second Purchase, which BA has indicated it will not complete, to the extent permitted under Foreign Ownership Restrictions, USAir Group and BA would integrate certain of their respective business operations pursuant to certain "Integration Principles" included in the Investment Agreement. In addition, to the extent permitted by Foreign Ownership Restrictions or pursuant to specific DOT approval, an "Integration Committee," headed by the chief executive officers of USAir Group and BA and by an Executive Vice President-Integration of USAir Group, would oversee the integration subject to the ultimate discretion of USAir Group's board of directors. As of the Final Purchase, which BA has indicated it will not complete, to the extent permitted by Foreign Ownership Restrictions, the Investment Agreement provides for the establishment of a committee ("Appointments Committee") of the board of directors of USAir Group, composed of USAir Group's chief executive officer, BA's chief executive officer and another director serving on both USAir Group's and BA's board of directors, to handle all employment matters relating to managers at the level of vice president and above, except for certain senior executives.

     BA's governance rights after the Second Purchase and the Final Purchase, which BA has indicated it will not complete, would be subject to reduction if BA reduced its holding in USAir Group under the following circumstances. If BA sold or transferred, in one or more transactions, BA Preferred Stock, Common Stock or BA Common Stock (collectively, Common Stock and BA Common Stock are hereinafter referred to as "Non-Preferred Stock") issued directly or indirectly upon the conversion thereof such that the aggregate purchase price of the BA Preferred Stock, BA Notes, Non-Preferred Stock or other equity securities of USAir Group held by BA and its directly or indirectly wholly owned subsidiaries following such sale or transfer (the "BA Holding") was less than both two-thirds of the aggregate purchase price of all BA Preferred Stock, BA Notes, Non-Preferred Stock or other equity securities of USAir Group acquired by BA and its subsidiaries following January 21, 1993 and $750 million (or $500 million if the Final Purchase had not occurred), then (i) the number of directors elected by the Class B Common Stock and the Series C Preferred Stock, voting together as a single class, would be limited to two; (ii) the directors elected by the Common Stock, Series A Preferred Stock, Series E Preferred Stock, Series T Preferred Stock, as defined under "Miscellaneous" below, and other capital stock with voting rights would no longer be required to include two directors selected from among the outside directors on the board of directors of BA; (iii) special class voting rights applicable to the Class B Common Stock and Series C Preferred Stock would no longer apply; and (iv) BA would no longer participate in the Appointments Committee. In addition, if the BA Holding became less than both one-third of the aggregate purchase price of all BA Preferred Stock, BA Notes, Non-Preferred Stock or other equity securities of USAir Group acquired by BA and its subsidiaries following January 21, 1993 and $375 million (or $250 million if the Final Purchase had not occurred), then the number of directors elected by the Class B Common Stock and the Series C Preferred Stock, voting together as a single class, would be reduced to one. If the BA Holding became less than $100 million, then the Class B Common

Stock and the Series C Preferred Stock would no longer vote together as a single class with respect to the election of any directors of USAir Group, but would vote together with the Common Stock, the Series A Preferred Stock and any other class or series of capital stock with voting rights with respect to the election of directors of USAir Group.


Miscellaneous
- -------------

     Under the terms of the Investment Agreement, BA has the right to maintain its proportionate ownership of USAir Group's securities under certain circumstances by purchasing shares of certain series of Series T Preferred Stock, Common Stock or BA Common Stock. Pursuant to these provisions, on June 10, 1993, BA purchased (i)
152.1 shares of Series T-1 Preferred Stock for approximately $1.5 million as a result of certain issuances during the period January 21 through March 31, 1993 of Common Stock in connection with the exercise of certain employee stock options and to certain defined contribution retirement plans; and (ii) 9,919.8 shares of Series T-2 Preferred Stock for approximately $99.2 million as a result of USAir Group's issuance on May 4, 1993 of 11,500,000 shares of Common Stock for net proceeds of approximately $231 million pursuant to a public underwritten offering. Because BA partially exercised its preemptive right in connection with the Common Stock offering and the offering price was below a certain level, the conversion price of the Series F Preferred Stock was antidilutively adjusted on June 10, 1993 from $19.50 to $19.41 per share. As a result, the Series F Preferred stock is convertible into 15,458,851 shares of Common Stock or Non-Voting Class ET Common Stock. BA advised USAir Group that it would not exercise its optional purchase rights under the Investment Agreement to buy additional series of Series T Preferred Stock triggered by issuances of Common Stock of USAir Group pursuant to certain USAir Group benefit plans during 1994 and 1995.

     The Investment Agreement also imposes certain restrictions on BA's right to acquire additional voting securities, participate in solicitations with respect to USAir Group securities or otherwise propose or discuss extraordinary transactions concerning USAir Group. These restrictions remain in effect as long as BA or any of its affiliates or associates beneficially owns any BA Preferred Stock, BA Notes or BA Common Stock, and for two years thereafter.

In addition, the Investment Agreement restricts BA's right to transfer certain securities and requires that prior to transferring such securities, BA must, in most cases, first offer to sell the securities to USAir Group. BA has certain rights to require USAir Group to register for sale USAir Group securities sold to it pursuant to the Investment Agreement.

     Pursuant to the Investment Agreement, BA has the right to maintain its proportionate ownership of USAir Group's securities under certain circumstances by purchasing additional shares of certain series. British Airways has advised USAir Group that it would not exercise the right (triggered by the issuances of USAir Group Common Stock pursuant to certain USAir Group benefit plans during the nine months ended March 31, 1996) to buy additional shares of Series T Convertible Exchangeable Senior Preferred Stock.

             [remainder of page left blank intentionally]

Operating Statistics
- --------------------


     USAir's operating statistics during the years 1991 through 1995 and for the first quarter of 1996 (compared to first quarter
1995) are set forth in the following tables (1):


Years Ended December 31, 1995    1994     1993     1992     1991
- -----------------------------------------------------------------
Revenue Passengers
   (Thousands)*        56,674   59,495   53,678   54,655   55,600
Average Passenger
   Journey (Miles)*     663.7    637.7    656.2    642.2    613.7
Revenue Passenger
   Miles (Millions)*   37,618   37,941   35,221   35,097   34,120
Total Available
   Seat Miles**        58,678   61,540   59,841   60,052   58,574
Available Seat Miles
   (Millions)*         58,163   61,027   59,485   59,667   58,261
Passenger Load
   Factor (2)*          64.7%    62.2%    59.2%    58.8%    58.6%
Break Even Load
   Factor (3)(5)**      64.9%    67.3%    61.7%    63.2%    62.7%
Passenger Revenue
   Per ASM*            10.78c    9.70c   10.22c    9.70c    9.76c
Total Revenue Per
   ASM (4)(5)**        11.80c   10.59c   11.04c   10.38c   10.33c
Cost per ASM (4)(5)    11.40c   11.02c   11.12c   10.85c   10.80c
   (6)**
Yield (Revenue Per
   RPM)*               16.66c   15.61c   17.27c   16.49c   16.67c
*    Scheduled service only (excludes charter flights).
**   All service.
c    = cents




Three Months Ended March 31,            1996              1995
- ----------------------------          --------          --------
Revenue Passengers
   (Thousands)*                        12,938            13,767
Average Passenger
   Journey (Miles)*                       673               659
Revenue Passenger
   Miles (Millions)*                    8,709             9,079
Total Available
   Seat Miles**                        13,583            15,334
Available Seat Miles
   (Millions)*                         13,493            15,206
Passenger Load
   Factor (2)*                          64.6%             59.7%
Break Even Load
   Factor (3)(5)**                      67.1%             64.0%
Passenger Revenue
   Per ASM*                            11.50c             9.78c
Total Revenue Per
   ASM (4)(5)**                        12.74c            10.75c
Cost per ASM (4)(5)
   (6)**                               12.81c            11.08c
Yield (Revenue Per
   RPM)*                               17.81c            16.37c

*    Scheduled service only (excludes charter flights).
**   All service.
c    = cents

(1) Statistics include free frequent travelers and the related miles flown.
(2) Passenger load factor is the percentage of aircraft seating capacity that is actually utilized (RPMs/ASMs).
(3) Break even load factor represents the percentage of aircraft seating capacity that must be utilized, based on fares in effect during the period, for USAir to break even at the pre-tax income level, adjusted to exclude non-recurring and unusual items.
(4)  Adjusted to exclude non-recurring and unusual items.
(5) Financial statistics for 1996, 1995, 1994 and 1993 exclude revenue and expense generated under the BA wet lease arrangement.
(6) Certain statistics have been recalculated to reflect expense reclassifications.


Flight Equipment
- ----------------

     At December 31, 1995, USAir operated the following jet aircraft:

                   Passenger  Avg. Age   Owned    Leased
     Type           Capacity   (Years)    (1)       (2)     Total
     ----          ---------  --------   -----    ------    -----
Boeing 767-200ER(3)   214        7.1        4         5        9
Boeing 757-200        182        5.3       23        11       34
Boeing 737-400        146        6.1       19        35       54
McDonnell Douglas
   MD-80              141       13.9       15        16       31
Boeing 737-300        127        8.8       11        74       85
Boeing 737-200        109       13.7       48        16       64
Douglas DC-9-30       101       22.2       48        14       62
Fokker 100             98        5.1       36         4       40
Fokker F28-4000        68       11.2        1        14       15
                                ----      ---       ---      ---
                                11.1      205       189      394
                                ====      ===       ===      ===
(1)  Of the owned aircraft, 123 were pledged as collateral for various secured financing obligations aggregating $2.3 billion at
December 31, 1995.
(2)  The terms of the leases expire between 1996 and 2015.
(3)  The above table excludes one owned and one leased 767-200ER aircraft which USAir leased to BA under a wet lease arrangement at
December 31, 1995.


     USAir is a party to purchase agreements with Boeing and Rolls Royce that provide for the future acquisition of new jet aircraft and jet engines. USAir maintains inventories of spare engines, spare parts, accessories and other maintenance supplies sufficient to meet its operating requirements.

     USAir owned or leased the following aircraft as of Decem-ber
31, 1995, which were parked in storage facilities and not included in the operating fleet table presented above.



                              Avg. Age
        Type                   (Years)   Owned    Leased  Total
        ----                  --------   -----    ------  -----
British Aerospace
   BAe-146-200                  10.8        1       14      15
Boeing 727-200                  17.1        -        6       6
Boeing 737-200                  27.0        4        -       4
Boeing 767-200ER (1)             5.7        -        1       1
Douglas DC-9-30                 27.3       10        -      10
Fokker F28-1000                 24.0        1        -       1
Fokker F28-4000                 12.1        1        1       2
                                ----       --       --      --
                                17.9       17       22      39
                                ====       ==       ==      ==


(1) The 767-200ER aircraft presented in the above table was returned to USAir by BA during December 1995 in connection with the phase-out of the wet lease arrangements with BA (See "Management's
Discussion and Analysis of Financial Condition and Results of
Operations"). The aircraft was returned to USAir's operating fleet in January 1996.


     In addition, as of December 31, 1995, USAir leased or subleased 16 owned F28-1000 aircraft; two leased Embraer EMB-120 aircraft; ten owned 737-200 aircraft; one owned and one leased 767-200ER; two owned F28-4000 aircraft, and; three leased BAe-146-200
("BAe-146") aircraft to third parties.

     USAir recorded substantial charges in 1994 associated with repair parts, inventory and future lease payments for certain parked aircraft (See "Management's Discussion and Analysis of Financial Condition and Results of Operations").

     USAir is a participant in the Civil Reserve Air Fleet ("CRAF"), a voluntary program administered by the Air Mobility Command (the "AMC"). The General Services Administration of the United States government also requires that airlines participate in CRAF in order to receive United States government business. The United States government is the largest customer of USAir. USAir will commit a minimum of four 767-200ER aircraft in support of military operations, probably for aeromedical missions, as specified by the AMC. To date, the AMC has not requested USAir to activate any of its aircraft under CRAF.


Ground Facilities
- -----------------

      USAir leases the majority of its ground facilities, including executive and administrative offices in Arlington, Virginia adjacent to Washington National; its principal operating, overhaul and maintenance bases at the Pittsburgh and Charlotte/Douglas International Airports; major training facilities in Pittsburgh and Charlotte; central reservations offices in several cities; and line maintenance bases and local ticket, cargo and administrative offices throughout its system. USAir owns a building and vacant land in Fairfax, Virginia, a training facility in Winston-Salem, North Carolina and reservations facilities in San Diego, California and Orlando, Florida. USAir's building in Fairfax, Virginia, which is leased to the U.S. government, and the vacant land are currently for sale.


Terminal Construction Projects
- ------------------------------

     USAir utilizes public airports for its flight operations under lease arrangements with the government entities that own or control these airports. Airport authorities frequently require airlines to execute long-term leases to assist in obtaining financing for terminal and facility construction. Any future requirements for new or improved airport facilities and passenger terminals are likely to require additional expenditures and long-term commit-ments. Several significant projects which affect large airports on USAir's route system are discussed below.

     The new terminal at Pittsburgh International Airport commenced operation in October 1992. The construction cost of the new terminal, approximately $800 million, was financed largely through the issuance of airport revenue bonds. As the principal tenant of the new facility, USAir pays a substantial portion of the cost of the new terminal through rents and other charges pursuant to a use agreement which expires in 2018. USAir's terminal rental expense at Pittsburgh was approximately $44 million annually in 1995. The new facility has provided additional gate capacity for USAir and has enhanced the efficiency and quality of its hub services at Pittsburgh. In addition to the annual terminal rental expense, USAir is recognizing approximately $13 million in annual rental expense for property and equipment typically owned by USAir at other airports. The annual terminal rental expense is subject to adjustment, depending on the actual airport operating costs, among other factors.

     The East End Terminal at LaGuardia, which cost approximately $173 million to construct, opened in the third quarter of 1992. USAir, USAir Express and the USAir Shuttle operations at LaGuardia are conducted from this terminal and the adjoining USAir Shuttle terminal. The East End Terminal has 12 jet gates. USAir recogniz-es approximately $31 million in annual rental expense for this terminal and is responsible for all maintenance and operating costs.

     In 1993, USAir and the City of Philadelphia reached an agreement to proceed with certain capital improvements at Philadel-phia International Airport, where USAir has its third largest hub. The improvements include approximately $109 million in various terminal renovations and a new $220 million commuter airline runway expansion project, exclusive of financing costs. Depending on the timing of certain federal environmental reviews, USAir expects construction on the terminal project will be completed in 1998.
The runway expansion project is not expected to be completed until 2000. USAir expects that its annual costs of operations at Philadelphia International Airport will increase by approximately $14 million once construction is complete, representing more than a 40% increase.

     The Washington National Airport Authority is currently undertaking a $1 billion capital development project at Washington National, which includes construction of a new terminal currently expected to commence operation in the second quarter of 1997. Based on current projections, USAir estimates that its annual operating expenses at Washington National will increase by approximately $10 million to $12 million.

Legal Proceedings
- -----------------

     USAir is involved in legal proceedings arising out of its two aircraft accidents that occurred in July and September 1994 near Charlotte, North Carolina and Pittsburgh, Pennsylvania, respective-ly. The National Transportation Safety Board ("NTSB") held hearings beginning in September 1994 relating to the July accident and January 1995 relating to the September accident. In April 1995, the NTSB issued its finding of probable causes with respect to the accident near Charlotte. It assigned as probable causes flight crew errors and the failure of air traffic control to convey weather and windshear hazard information. The NTSB has not yet issued its final accident investigation report for the accident near Pittsburgh. The NTSB, Boeing, the FAA and USAir jointly conducted flight tests in October 1995 as part of the ongoing investigation into the cause of this accident. In this regard, USAir provided a 737-300 aircraft in the collective effort to simulate the conditions at the time of the accident. More public hearings were conducted in November 1995. The NTSB has indicated that a determination of the cause of the accident is not likely until sometime in 1996. USAir expects that it will be at least two to three years before the accident litigation and related settle-ments will be concluded. USAir believes that it is fully insured with respect to this litigation. Therefore, USAir believes that the litigation will not have a material adverse effect on USAir's financial condition or results of operations, although any finding of fault on USAir's part could create negative publicity and could tarnish USAir's image.

     In December 1995, USAir received a Civil Investigative Demand ("CID") from the DOJ relating to USAir's compliance with the terms of a consent decree entered into in December 1992, as amended in September 1994. The consent decree was entered into to resolve litigation concerning USAir's methods of disseminating fare data to the Airline Tariff Publishing Company. A CID is a request for information in the course of an antitrust investigation and does not constitute the institution of a civil or criminal action. The CID issued in December 1995 seeks information concerning USAir's use of travel dates in its fare filings, among other things.

     On March 19, 1993, the U.S. District Court in Atlanta, Georgia entered a settlement involving USAir and five other U.S. air carrier defendants in the Domestic Air Transportation Antitrust Litigation class action lawsuit. The class action suit, which was filed in July 1990, alleged that the airlines used ATPCo to signal and communicate carrier pricing intentions and otherwise limit price competition for travel to and from numerous hub airports. Under the terms of the settlement, the six air carriers paid $45 million in cash and issued $396.5 million in certificates valid for purchase of domestic air travel on any of the six airlines.
USAir's share of the cash portion of the settlement, $5 million, was recorded in results of operations for the second quarter of 1992. The certificates, mailed to approximately 4.1 million claimants between December 15 and 31, 1994, provide a dollar-for-dollar discount against the cost of a ticket generally of up to a maximum of 10% per ticket, depending on the cost of the ticket. It is possible that this settlement could have a dilutive effect on USAir's passenger transportation revenue and associated cash flow. However, due to the interchangeability of the certificates among the six carriers involved in the settlement, the possibility that carriers not party to the settlement will honor the certificates, and the potential stimulative effect on travel created by the certificates, USAir cannot reasonably estimate the impact of this settlement on further passenger revenue and cash flows. USAir has employed the incremental cost method to estimate a range of costs attributable to the exercise of the certificates, based on the assumption that the estimated maximum number of certificates to be redeemed for travel on USAir will be related to USAir's market share relative to the total market share of the six carriers involved in the settlement. USAir's estimated percentage of such market share is less than 9%. Incremental costs include unit costs for passenger food, beverages and supplies, fuel, reservations, communications, liability insurance, and denied boarding compensa-tion expenses expected to be incurred on a per passenger basis. USAir has estimated that its incremental cost will not be material based on the equivalent free trips associated with the settlement.

     On October 11, 1994, USAir and seven other carriers entered into a settlement agreement with a group of State Attorneys General resolving similar issues with the states. The settlement entitles passengers traveling within the United States on state government business to a 10% discount off the published fares of each of the settling carriers and will be available for 18 months from August 16, 1995, or until the combined discount amount reaches $40 million, whichever first occurs. On May 10, 1995, a U.S. federal district court judge approved the settlement. USAir does not expect that this settlement will have a material adverse effect on its financial condition or results of operations. As was the case with the settlement of the private antitrust litigation, it is difficult to predict the amount of discounted state travel that will occur on USAir. Thus, a dollar impact of the settlement cannot be estimated.

     In February and March 1995, several class action lawsuits were filed in various federal district courts by travel agencies and a travel agency trade association alleging that most of the major U.S. airlines, including USAir, violated the antitrust laws when they individually capped travel agent base commissions at $50 for round-trip domestic tickets with base fares above $500 and at $25 for one-way domestic tickets with base fares above $250. The lawsuits have been consolidated in the federal district of Minnesota. The plaintiffs are seeking unspecified treble damages for restraint of trade. The case is expected to go to a jury trial in 1996. While USAir believes that its actions in establishing a commission cap were in full compliance with the antitrust laws, the Company is unable to predict at this time the ultimate resolution of the litigation or the potential impact on its financial condition and results of operations.

     In October 1995, USAir terminated for cause an agreement with In-Flight Phone Corporation ("IFPC"). IFPC was USAir's provider of on-board telephone and interactive data systems (the "IFPC System"). The agreement contemplated the eventual installation of the IFPC System on substantially all of USAir's aircraft. The IFPC System had been installed on approximately 80 aircraft prior to the date of termination of the agreement. On December 6, 1995, IFPC filed suit against USAir seeking equitable relief and damages in excess of $186 million. USAir believes that its termination of its agreement with IFPC was appropriate and that it is owed in excess of $10 million by IFPC. On December 7, 1995, USAir successfully defended IFPC's emergency motion for a temporary restraining order. On December 13, 1995, IFPC's motion for a preliminary injunction was denied and IFPC has relinquished its right to appeal that decision. IFPC's claim for damages remains pending and USAir intends to imminently file a counterclaim against IFPC for amounts it is owed by IFPC. USAir is unable to predict at this time the ultimate resolution or potential financial impact on USAir's financial condition and results of operations of this lawsuit. USAir is presently in negotiations with other vendors of on-board telephone systems.

     During 1995, four members of USAir's FTP filed class action lawsuits against USAir in Illinois, Pennsylvania, California and New Jersey state courts, alleging breach of contract relating to changes made to USAir's FTP effective December 31, 1989 and/or January 1, 1995. A similar lawsuit has been pending in California state court since 1989. The lawsuits seek unspecified damages and an injunction against the allegedly objectionable changes to USAir's FTP and any subsequent retroactive changes to the FTP. USAir denies the allegations made in the lawsuits and intends to vigorously defend itself. The ultimate resolution of these lawsuits and their potential impact on the Company's financial condition or results of operations cannot be predicted at this time.

     In May 1995, USAir Group, USAir and the Retirement Income Plan for Pilots of USAir, Inc. (the "Pilots' Pension Plan") were sued in federal district court for the District of Columbia by 469 active and retired USAir pilots. The lawsuit alleges that USAir has breached its fiduciary duty under the Employee Retirement Income Security Act ("ERISA") and otherwise violated ERISA by erroneously calculating benefits under the Pilots' Pension Plan. The plaintiffs seek, among other things, an injunction restraining USAir and the Pilots' Pension Plan from allegedly improperly calculating benefits under the Pilots' Pension Plan and payments to plaintiffs of benefits allegedly improperly withheld in an amount alleged to be equal to approximately $70 million, plus interest. USAir believes that it has properly calculated benefits under the Pilots' Pension Plan and intends to vigorously defend itself against the allega-tions made in the lawsuit. Because this lawsuit is in an early stage of litigation, the Company is unable to predict at this time its ultimate resolution or potential impact on USAir pension liability or future funding requirements.

     USAir has received notices from the U.S. Environmental Protection Agency and various state agencies that they are potentially responsible parties with respect to the remediation of existing sites of environmental concern. Only two of these sites have been included on the Superfund National Priorities List. USAir continues to negotiate with various governmental agencies concerning known and possible cleanup sites. USAir has made financial contributions for the performance of remedial investiga-tions and feasibility studies at sites in Moira, New York; Escondido, California; and Elkton, Maryland.

         [remainder of page left blank intentionally]

     Also, USAir has been identified as a potentially responsible party ("PRP") for environmental contamination at Boston Logan Airport. There are a number of other PRPs at the site. The Company is presently unable to assess its proportionate share of contribu-tion, but does not expect any such contribution to have a material adverse effect on its financial condition or results of operations.

     Because of changing environmental laws and regulations, the large number of other potentially responsible parties and certain pending legal proceedings, it is not possible to reasonably estimate the amount or timing of future expenditures related to environmental matters. The Company provides for costs related to environmental contingencies when a loss is probable and the amount is reasonably estimable. Although management believes adequate reserves have been provided for all known contingencies, it is possible that additional reserves could be required in the future which could have a material effect on results of operations. However, the Company believes that the ultimate resolution of known environmental contingencies should not have a material adverse effect on its financial position or results of operations based on its experience with similar environmental sites.

     The Equal Employment Opportunity Commission and various state and local fair employment practices agencies are investigating charges by certain job applicants, employees and former employees of USAir involving allegations of employment discrimination in violation of Federal and state laws. The plaintiffs in these cases generally seek declaratory and injunctive relief and monetary damages, including back pay. In some instances they also seek classification adjustment, compensatory damages and punitive damages. Such proceedings are in various stages of litigation and investigation, and the outcome of these proceedings is difficult to predict. In the Company's opinion, however, the disposition of these matters is not likely to have a material adverse effect on its financial condition or results of operations.

          [remainder of page left blank intentionally]

                            MANAGEMENT
                            ----------

Directors and Executive Officers
- --------------------------------


     The Directors and executive officers of USAir as of May 20, 1996 are as follows:


           Name            Age            Position
- -------------------------- ---  ---------------------------------

Bruce R. Aubin............  65  Senior Vice President-
                                  Maintenance Operations

Robert Ayling.............  49  Director

Robert W. Bogle...........  57  Director

Edwin I. Colodny..........  69  Director

Mathias J. DeVito.........  65  Director

Robert L. Fornaro.........  43  Senior Vice President-Planning

John P. Frestel, Jr.......  56  Senior Vice President-Human
                                     Resources

Rakesh Gangwal............  42  Director; President and Chief
                                     Operating Officer

George J.W. Goodman.......  65  Director

John W. Harper............  55  Senior Vice President-Finance and
                                     Chief Financial Officer

John W. Harris............  48  Director

Edward A. Horrigan, Jr....  66  Director

W. Thomas Lagow...........  54  Executive Vice President-Marketing

Robert LeBuhn.............  64  Director

                  [table continued on following page]

                               - 147 -


           Name            Age            Position
- -------------------------- ---  ---------------------------------
John R. Long, III.........  47   Executive Vice President-
                                     Customer Services

Roger P. Maynard..........  53   Director

John G. Medlin, Jr........  62   Director

Hanne M. Merriman.........  54   Director

Lawrence M. Nagin.........  55   Executive Vice President-Corporate
                                     Affairs and General Counsel

Robert C. Oaks............  60   Senior Vice President-Operations

Nancy R. Rohrbach.........  50   Senior Vice President-Public &
                                     Community Relations

Raymond W. Smith..........  58   Director

Derek M. Stevens..........  57   Director

Stephen M. Wolf...........  54   Director; Chairman of the Board
                                     and Chief Executive Officer


Certain Information Concerning Directors and Officers
- -----------------------------------------------------

     There are no family relationships among any of the officers listed above. No officer was selected pursuant to any arrangement between him or her and any other person. Officers are elected annually to serve for the following year or until the election and qualification of their successors. All the executive officers except Ms. Rohrbach and Messrs. Wolf, Gangwal, Nagin, Lagow, Aubin, Fornaro and Harper have been actively engaged in the business and affairs of USAir during the past five years. Mr. Frestel has announced that he is retiring from USAir in July 1996. Mr. Long has been selected as Executive Vice President-Human Resources and Training of USAir, effective upon Mr. Frestel's retirement. See "Management" for the business experience of the officers listed above since at least January 1, 1991.

     Each of the Directors of USAir is also a Director of USAir Group. Messrs. Harper, Nagin and Wolf each holds the same office at USAir Group as each does at USAir. Ms. Rohrbach is Vice Presi-dent-Public and Community Relations of USAir Group. Information with respect to the business experience and affiliations of the Directors and executive officers of USAir since at least January 1, 1991 is set forth below:

     Mr. Aubin was Executive Advisor to the Vice Chairman,
President and Chief Executive Officer of Air Canada prior to joining USAir and, prior to that position, he served as Senior Vice President Technical Operations and Chief Technical Officer of Air
Canada. He was elected Senior Vice President-Maintenance Opera-tions of USAir in January 1994.

     Mr. Ayling was appointed Chief Executive of BA in January 1996. He was Director of Marketing and Operations of BA from September 1991 until his appointment as Group Managing Director of BA in February 1993 and has been a member of the BA Board of Directors since 1991. Mr. Ayling is a Director of Sun Alliance and London Insurance Plc, and is a lawyer by profession.

     Mr. Bogle is President and Chief Executive Officer of The Philadelphia Tribune, the nation's oldest newspaper addressed to the African American community. He assumed his position in May 1989 and previously held other high-level positions at the newspaper. In June 1995, Mr. Bogle completed his tenure as President of the National Newspaper Publishers Association, a trade association comprising the publishers of 205 Black-owned newspapers from across the nation. Mr. Bogle is Chairman of the Council of Trustees at Cheyney University, serves on the Executive Committee of the greater Philadelphia Chamber of Commerce and is a board advisor to the United Negro College Fund. He is also a member of the Executive Committee of the Boy Scouts of America, a member of the Union League of Philadelphia and a life member of Kappa Alpha Psi fraternity. Mr. Bogle is Vice Chairman of The Hospitals and Higher Education Authority of Philadelphia and Vice Chairman of Amalgamated Publishers, Inc. He serves on the Board of Directors of The American Red Cross, Presbyterian Medical Center of Philadel-phia, the Police Athletic League, the Christian Street YMCA and The American Heart Association. Mr. Bogle is also a founding member of United Media of Philadelphia, an organization comprised of media owned and operated by African Americans.

     Mr. Colodny is of counsel to the law firm of Paul, Hastings, Janofsky & Walker. Paul, Hastings, Janofsky & Walker provides legal services to USAir. Mr. Colodny retired as Chairman of the Board of USAir and USAir Group in July 1992. He served as Chief Executive Officer of USAir from 1975 until retiring as an employee of USAir in June 1991. Mr. Colodny is a Director of Lockheed Martin Corporation, Comsat Corporation and Esterline Technologies, Inc., and is a member of the Board of Trustees of the University of Rochester.

     Mr. DeVito is Chairman of the Board of The Rouse Company (real estate development and management). He also serves as a Director of First Maryland Bancorp, Allied Irish Bank plc, and subsidiaries of The Rouse Company. He is a member of the Board of the Maryland Institute, College of Art, Chairman of the Board of Empower Baltimore Management Corporation and former Chairman of the Greater Baltimore Committee.

     Mr. Fornaro was Vice President-Research of Jesup & Lamont Securities until February 1988, when he became Senior Vice President-Marketing of Braniff, Inc. In August 1988, Mr. Fornaro became Senior Vice President-Market Planning of Northwest, the position he held until February 1992. He was elected Senior Vice President-Planning of USAir in March 1992.

     Mr. Frestel was associated with The Atchison, Topeka & Santa Fe Railway for 22 years, most recently as Vice President-Personnel and Labor Relations, and was a Director of that company from June 1988 until his election as Senior Vice President-Human Resources of USAir in January 1989.

     Mr. Gangwal became President and Chief Operating Officer of USAir and USAir Group on February 19, 1996. Mr. Gangwal had served as Executive Vice President-Planning and Development of Air France since November 1994. Mr. Gangwal previously served in a variety of management roles at United over an eleven-year period, culminating in the role of Senior Vice President-Planning.

     Mr. Goodman is President of Continental Fidelity, Inc., which provides editorial and investment services. He is the author of a number of books and articles on finance and economics under the pen name "Adam Smith" and is the host of a television series of that name seen on public broadcasting stations in the U.S. and on other networks abroad. He is a Director of Cambrex Corporation. Mr. Goodman also serves as a member of the Advisory Committee of the Center for International Relations at Princeton University and is a Trustee of the Urban Institute.

     Mr. Harper was Senior Vice President-Marketing and Information Systems at Axe-Houghton Management (investment management) until his election as Vice President and Controller of USAir in December 1991. He was elected Senior Vice President-Information Systems of USAir in October 1992 and Senior Vice President-Finance and Chief Financial Officer of USAir and USAir Group in 1994.

     Mr. Harris is President of The Harris Group (real estate development). From 1972 through 1991, he was President of The Bissell Companies, Inc. (real estate development). He is a Director of Southern Bell Telephone and Telegraph Company and Dominion Resources, Inc. Mr. Harris is former Chairman of the Greater Charlotte Chamber of Commerce and a member of the Board of Trustees of the University of North Carolina and serves on the boards of several community service organizations.

     Mr. Horrigan is the former Chairman of the Board of Directors of Liggett Group Inc. (consumer products), a position he had held from May 1993 until his retirement in December 1994. He is also the retired Vice Chairman of the Board of RJR Nabisco, Inc. and retired Chairman and Chief Executive Officer of R. J. Reynolds Tobacco Company (consumer products). He is a Director of the Haggai Foundation.

     Mr. Lagow was Senior Vice President-Market Planning of
Northwest until February 1988, when he became Senior Vice Presi-dent-Planning of United. Mr. Lagow held that position until he was elected Executive Vice President-Marketing of USAir in February
1992.

     Mr. LeBuhn was the Chairman of Investor International (U.S.), Inc. (investments) until his retirement in January 1995. He is now a private investor and is a Director of Acceptance Insurance Companies, Lomas Financial Corp., Cambrex Corporation and Enzon, Inc. He is Trustee and President of the Geraldine R. Dodge Foundation, Morristown, New Jersey, and is a member of the New York Society of Security Analysts.

     Mr. Long served as Senior Vice President-Administration of USAir until his election as Senior Vice President-Customer Operations of USAir in June 1989. He was elected Senior Vice President-Customer Services in March 1991 and Executive Vice President-Customer Services in May 1992.

     Mr. Maynard has been Director of Investments and Acquisitions of BA since December 1995. Previously, from 1987, he held various positions at BA, including Director of Corporate Strategy, Director of Investor Relations & Marketplace Performance and Executive Vice President North America. Mr. Maynard is a Director of Qantas Airways Limited.

     Mr. Medlin is Chairman of the Board and, until December 31, 1993, was Chief Executive Officer of Wachovia Corporation (bank holding company). Mr. Medlin also serves as a Director of BellSouth Corporation, Burlington Industries, Inc., Media General, Inc., National Services Industries, Inc., RJR Nabisco Holdings Corp. and Nabisco Holdings Corp.

     Mrs. Merriman is the Principal in Hanne Merriman Associates (retail business consultants). Previously, she served as President of Nan Duskin, Inc. (retailing), President and Chief Executive Officer of Honeybee, Inc., a division of Spiegel, Inc., and President of Garfinckel's, a division of Allied Stores Corporation. Mrs. Merriman is a Director of CIPSCO, Inc., Central Illinois Public Service Company, State Farm Mutual Automobile Insurance Company, The Rouse Company, Ann Taylor Stores Corporation and T. Rowe Price Mutual Funds. She is a member of the National Women's Forum and a Trustee of The American-Scandinavian Foundation. She was a member of the board of directors of the Federal Reserve Bank of Richmond, Virginia from 1984 to 1990 and served as Chairman in 1989-1990.

     Mr. Nagin practiced law with Skadden, Arps, Slate, Meagher & Flom from August 1994 until he joined USAir in February 1996. He previously served in several executive positions at UAL and United from September 1988 to July 1994, culminating in the role of Executive Vice President-Corporate Affairs and General Counsel of UAL and United. From 1980-1988, Mr. Nagin was Senior Vice President and General Counsel of Flying Tigers.

     General Oaks is a retired United States Air Force General. He was commander of the Air Training Command, the service's organiza-tion responsible for all initial training, including flight training, prior to his last post in his 35-year career with the Air Force, as commander of U.S. Air Forces in Europe. He retired from the Air Force in 1994 and joined USAir in December 1994 as its Vice President-Corporate Safety and Regulatory Compliance. He was elected to his present position in February 1995.

     Ms. Rohrbach served as a member of the White House legislative liaison team (1981 to 1986) and as Assistant to the President and Secretary to the Cabinet (1987 to 1988). In 1989 and 1990, she was a resident fellow at Harvard University's Institute of Politics and a consultant to the Department of Energy. She was Assistant Secretary of Labor for Policy during 1991 and 1992 and a public policy and communications consultant during 1993. Ms. Rohrbach was elected Vice President-Public and Community Relations of USAir Group and Senior Vice President-Public and Community Relations of USAir in January 1994.

     Mr. Smith is Chairman of the Board and Chief Executive Officer of Bell Atlantic Company (telecommunications). Previously, Mr. Smith had served as Vice Chairman and President of Bell Atlantic and Chairman of The Bell Telephone Company of Pennsylvania. He is a member of the Board of Directors of CoreStates Financial Company, a trustee of the Carnegie Mellon University and is active in many civic and cultural organizations.

     Mr. Stevens has been Chief Financial Officer and a Director of BA since 1989. From 1981 to 1989, he was Finance Director of TSB
Group plc (financial institution).  He is a Director of Commercial
Union Plc.

     Mr. Wolf is Chairman of the Board of Directors and Chief Executive Officer of USAir Group and USAir and was elected to those positions in January 1996. Immediately prior to joining USAir, Mr. Wolf was a senior advisor to the investment bank Lazard Freres & Co. From 1987 to July 1994, Mr. Wolf was chief executive officer of UAL and United and became Chairman of each in 1988. From 1986 to 1987, Mr. Wolf was Chief Executive Officer of Tiger Internation-al, Inc. and Flying Tigers. From 1984 to 1986, Mr. Wolf was President and Chief Executive Officer of Republic. Prior to that time Mr. Wolf held senior management positions at Continental, Pan Am and American. Mr. Wolf is a Director of Philip Morris Compa-nies, R.R. Donnelley & Sons Co. and the Alzheimer's Disease and Related Disorders Association. He is also a trustee of Northwest-ern University and Rush-Presbyterian-St. Luke's Medical Center.

             [remainder of page left blank intentionally]

Compensation of Executive Officers
- ----------------------------------

     The Summary Compensation Tables below set forth the compen-sation paid during the years indicated to each of the Chief
Executive Officer and the four remaining most highly compensated executive officers of USAir Group and USAir:


Summary Compensation Tables
- ---------------------------

                             Annual Compensation
                             -------------------

                                                     Other
Name and Principal           Annual                  Compen-
Position                Year Salary      Bonus       sation(E)
- --------------------    ---- ----------- ----------- --------
Seth E. Schofield       1995 $417,908(B) $212,500(D) $228,949
Chairman and Chief      1994 $500,000    $      0    $116,136
Executive Officer of    1993 $475,635(C) $      0    $275,601
USAir Group and USAir

Frank L. Salizzoni(A)   1995 $335,600(B) $136,000(D) $ 96,970
President and Chief     1994 $385,769    $      0    $ 11,020
Operating Officer of    1993 $317,558(C) $      0    $ 45,374
USAir Group and USAir

W. Thomas Lagow         1995 $325,000    $ 96,688(D) $      -
Executive Vice Presi-   1994 $325,000    $      0    $      -
dent-Marketing of       1993 $310,058(C) $      0    $      -
USAir

James T. Lloyd          1995 $275,000    $ 81,813(D) $ 22,417
Executive Vice Presi-   1994 $275,000    $      0    $ 18,705
dent, General Counsel   1993 $257,365(C) $      0    $ 73,215
and Secretary of USAir
Group; Executive Vice
President and General
Counsel of USAir

John R. Long III        1995 $275,000    $ 81,813(D) $ 21,847
Executive Vice Presi-   1994 $275,000    $      0    $ 36,458
dent-Customer           1993 $254,808(C) $      0    $133,772
Services of USAir

                              - 154 -

                          Long-Term Compensation
                          -----------------------

                             Restricted
Name and Principal           Stock                    All Other
Position                Year Awards(F)   Options      Compensa-
                                                       tion(H)
- -------------------     ---- ----------  ---------    ----------
Seth E. Schofield       1995     --         --        $ 89,967
Chairman and Chief      1994     --         --        $ 74,821
Executive Officer       1993     --         --        $ 64,302
of USAir Group
and USAir

Frank L. Salizzoni(A)   1995     --         --        $134,926
President and Chief     1994     --      100,000(G)   $167,160(I)
Operating Officer of    1993     --         --        $ 52,222
USAir Group and USAir

W. Thomas Lagow         1995  $223,125      --        $301,410(J)
Executive Vice Presi-   1994     --         --        $286,225(J)
dent-Marketing of       1993     --         --        $282,521(J)
USAir

James T. Lloyd          1995  $223,125      --        $ 35,441
Executive Vice          1994     --         --        $ 40,424
President, General      1993     --         --        $ 36,188
Counsel and Secretary
of USAir Group; Execu-
tive Vice President
and General Counsel
of USAir

John R. Long III        1995  $223,125      --        $ 31,467
Executive Vice Presi-   1994     --         --        $ 10,693
dent-Customer           1993     --         --        $    652
Services of USAir

(A)   Mr. Salizzoni was named President and Chief Operating
      Officer of the USAir Group and USAir effective April 1,
      1994.
(B) Amounts disclosed reflect a voluntary pay reduction incurred by Messrs. Schofield and Salizzoni during 1995 of $82,092 and $64,400, respectively.


                              - 155 -




(C) Amounts disclosed reflect reductions in salary during 1993 of $24,365, $12,250, $14,942, $10,904 and $7,508 for
      Messrs. Schofield, Salizzoni, Lagow, Lloyd and Long, respectively, which were implemented for all USAir officers for a fifteen-month period commencing on January 1, 1992 and ending on March 29, 1993 pursuant to a comprehensive cost reduction program at USAir.
(D)   Earned in 1995 but paid in 1996.
(E)   Amounts disclosed include for (i) 1995, $221,911, $88,210,
      $22,417 and $16,870, (ii) 1994, $108,633, $10,391, $18,705,
      and $29,410 and (iii) 1993, $271,288, $33,259, $73,215, and
      $133,772, received by Messrs. Schofield, Salizzoni, Lloyd and Long, respectively, to cover incremental tax liability resulting from income derived from the lapsing of restric-tions on the disposition of Restricted Stock. Restricted
      Stock is Common Stock subject to certain restrictions on disposition. Any amounts disclosed in the column that are in excess of the amounts disclosed in the preceding sen-
       tence represent income derived from personal travel on USAir.
(F) On November 28, 1995, each of Messrs. Lagow, Lloyd and Long were awarded 17,500 shares of Restricted Stock. Amount shown is based on closing price ($12.75) on such date.
(G)   Non-qualified stock option grant on April 1, 1994, the date
      Mr. Salizzoni was named President and Chief Operating Offi-cer of USAir Group and USAir.
(H) Under USAir's split dollar life insurance plan, individual life insurance coverage is available to the named officers.
      In 1993, USAir commenced paying the premium associated with this coverage. In 1993, 1994 and 1995, USAir paid the re-mainder of the premium associated with the whole life component of the coverage. If all assumptions as to life expectancy and other factors occur in accordance with projections, USAir expects to recover the premiums it pays with respect to the whole life component of the coverage.
      The following amounts reflect the value of the benefits accrued during the years indicated, calculated on an actuarial basis, ascribed to the insurance policies pur-chased on the lives of the named officers (plus the dollar value of premiums paid by USAir with respect to term life insurance): 1995 - Mr.Schofield - $54,135, Mr. Salizzoni
      - $38,111, Mr. Lagow - $36,780, Mr. Lloyd - $25,441 and Mr.
      Long - $20,794; 1994 - Mr. Schofield  - $31,194; Mr.
      Salizzoni - $27,722; Mr. Lagow - $10,225; Mr. Lloyd -
      $18,424 and Mr. Long - $644; 1993 - Mr. Schofield -
      $29,328, Mr. Salizzoni - $26,010, Mr. Lagow - $9,716, Mr.
      Lloyd - $17,291 and Mr. Long - $652. During 1993, 1994 and
      1995, USAir made contributions to the accounts of Messrs.
      Schofield, Salizzoni, Lagow, Lloyd and Long in certain
                              - 156 -





      defined contribution pension plans in the following amounts: 1995 $35,652, $96,815, $14,630, $10,000 and
      $10,673, respectively, 1994 - $43,627, $38,192, $26,000,
      $22,000 and $10,049, respectively, and 1993 - $34,974,
      $26,212, $22,805, $18,897 and $0, respectively.
(I) Amount disclosed also reflects $101,246 for reimbursement of relocation expenses.
(J) Upon the commencement of his employment, USAir agreed to pay Mr. Lagow $1 million over four years, which amount was intended to compensate him for restricted stock and stock options which he forfeited when he left his former employ-er. The amount disclosed includes the annual installment, $250,000, of the total payment.


Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal
Year-End Option/SAR Values
- --------------------------------------------------------------

     The following table provides information on the number of USAir Group options held by the named executive officers at fiscal year-end 1995. None of the officers exercised any options during 1995. The unexercised options held by one officer was in-the-money based on the fair market value of the Common Stock on December 29, 1995 ($13.25).

                              Number of
                              Unexercised
                              Options/SARs at
                              Year End (#)

Name                          Exercisable        Unexercisable
Seth E. Schofield              390,569                   0
Frank L. Salizzoni             177,800              75,000
W. Thomas Lagow                153,211                   0
James T. Lloyd                 169,742                   0
John R. Long III               100,722                   0


                              Value of
                              Unexercised
                              In-the-Money
                              Options/SARs at
                              Year End ($)(1)


Name                          Exercisable        Unexercisable
- ----------------------        -------------      -------------
Seth E. Schofield             $       0           $       0
Frank L. Salizzoni            $ 137,500           $ 412,500
W. Thomas Lagow               $       0           $       0
James T. Lloyd                $       0           $       0
John R. Long III              $       0           $       0


Retirement Benefits
- -------------------

     Prior to 1993, USAir's Retirement Plan (the "Retirement Plan") for its salaried employees was comprised of two qualified plans. The Retirement Plan was designed so that the two plans, when aggregated, would provide noncontributory benefits based upon both years of service and the employee's highest three-year average annual compensation during the last ten calendar years of service. The primary plan is a defined benefit plan which pro-vides a benefit based on the factors mentioned above. The primary plan is integrated with the Social Security program so that the benefits provided thereunder are reduced by a portion of the employee's benefits from Social Security. USAir's contributions to the primary plan are not allocated to the account of any particular employee. The primary plan was frozen on December 31, 1991, and accordingly, retirement benefits payable under the plan were determinable on that date.

     The secondary plan is a target benefit defined contribution plan. The secondary plan was established in 1983 as a result of changes to the Internal Revenue Code of 1986, as amended (the "Code"), which lowered the maximum benefit payable from a defined benefit plan. In the event that the benefit produced under the primary plan formula cannot be accrued for any employee covered by such plan because of the limit on benefits payable under defined benefit plans, contributions were made on behalf of such employee to the secondary plan. Such contributions were calculat-ed to provide the benefit produced under the formula in the primary plan in excess of such limit, to the extent permitted under the Code's limitation on the contributions to defined contribution plans. USAir's contributions to the secondary plan are allocated to individual employees' accounts. During 1995, no contributions were made to any executive officer's account. The secondary plan was also frozen on December 31, 1991.

     Under the Retirement Plan, benefits usually begin at the normal retirement age of 65. The Retirement Plan also provides benefits for employees electing early retirement from ages 55 through 64. If such an election is made, the benefits may be reduced to reflect the longer interval over which the benefits will be paid. Executive officers participate in the Retirement Plan on the same basis as other employees of USAir.

     Contributions to and benefits payable under the Retirement Plan must be in compliance with the applicable guidelines or maximums established by the Code. USAir has adopted an unfunded supplemental plan which will provide those benefits which would otherwise be payable to officers under the Retirement Plan, but which, under the Code, are not permitted to be funded or paid through the qualified plans maintained by USAir. Benefit accruals under the supplemental plan also ceased upon the freezing of the Retirement Plan on December 31, 1991. Such supplemental plan provides that any benefits under the unfunded supplemental plan will be paid in the form of a single, lump sum payment. Such supplemental plans are specifically provided for under applicable law and have been adopted by many corporations under similar circumstances. Messrs. Schofield, Salizzoni, Lloyd and Long are currently entitled to receive retirement benefits in excess of the limitations established by the Code.

     The following table presents the noncontributory benefits payable per year for life to employees under the Retirement Plan and the unfunded supplemental plan described above, assuming normal retirement in the current year. The table also assumes the retiree would be entitled to the maximum Social Security benefit in addition to the amounts shown.



Final Earn-
ings as
defined in   Noncontributory Pension Based on Years of Service
the Plan    10 Years 15 Years 20 Years 25 Years 30 Years 35 Years
- ----------  -------- -------- -------- -------- -------- --------
 $100,000   $ 19,507 $ 29,261 $ 39,014 $ 48,768 $ 53,768 $ 53,768

 $200,000     43,507   65,261   87,014  108,768  118,768  118,768

 $300,000     67,507  101,261  135,014  168,768  183,768  183,768

 $400,000     91,507  137,261  183,014  228,768  248,768  248,768

 $500,000    115,507  173,261  231,014  288,768  313,768  313,768

 $600,000    139,507  209,261  279,014  348,768  378,768  378,768

 $700,000    163,507  245,261  327,014  408,768  443,768  443,768

 $800,000    187,507  281,261  375,014  468,768  508,768  508,768


     The values reflected in the above chart represent the application of the Retirement Plan formula to the specified amounts of compensation and years of service. The compensation covered by the Retirement Plan is salary and bonus, as reported in the Summary Compensation Table. The credited years of service under the Retirement Plan through the date of freezing of the plan (December 31, 1991) for each of the individuals included in the Summary Compensation Table are as follows: Mr. Schofield-30 years, Mr. Salizzoni-1 year, Mr. Lagow-none, Mr. Lloyd-5 years, and Mr. Long-16 years.


     USAir has entered into agreements with Messrs. Schofield, Salizzoni, Lagow, Lloyd and Long which provide for a supplement to their retirement benefits under the Retirement Plan. This supplement is designed to provide such persons with those bene-fits they would have received had they been employed by USAir for the minimum number of years to be entitled to full retirement benefits under the Retirement Plan and provides for pension benefits to be calculated using their salary of record rather than the salary in effect under various salary reduction pro-grams.


Employment Arrangements with Messrs. Wolf, Gangwal and Nagin
- ------------------------------------------------------------

     Under his employment arrangements with USAir Group, Mr. Wolf is entitled to an annual base salary of $500,000. In addition, Mr. Wolf is eligible for an annual bonus pursuant to the terms of the Executive Incentive Plan. Bonus eligibility will be based on performance criteria established by the Human Resources Committee or payable at the Committee's discretion if they believe perfor-mance and circumstances are appropriate for such payment. If Mr. Wolf achieves his target, he will receive a bonus of 50% of annual base salary, which may be increased for results in excess of the target up to a maximum bonus of 100% of base salary.

     Mr. Wolf is entitled to an award of stock options and restricted stock, as follows: (i) 1,300,000 stock options effec-tive January 16, 1996, at an exercise price based on the fair market value of the stock on January 16, 1996 ($12.1875) with 500,000 options vesting immediately on January 16, 1996, 575,000 options vesting on January 16, 1997, 75,000 options vesting on January 16, 1998, 75,000 options vesting on January 16, 1999, and the remaining 75,000 options vesting on January 16, 2000, and
(ii) 325,000 shares of restricted stock, effective January 16, 1996, vesting ratably on the first through fourth anniversaries of the effective grant date.

     USAir Group has entered into a supplemental retirement agreement with Mr. Wolf which will provide him with a pension benefit under the formula contained in USAir's frozen defined benefit pension plan for salaried employees, on the basis that he had "deemed credited service" under the plan for all of his 29 years of service within the airline industry and without regard to certain limitations set forth in the Code. Benefits will be calculated on the assumption that Mr. Wolf's annual compensation has been and will remain at the rate of the annual base salary set forth above and the maximum bonus described above has been earned. Mr. Wolf became vested in 25% of this supplemental benefit on the date of his employment and will become incre-mentally vested in the remainder of this supplemental benefit ratably over a period of three years from the date of his employ-ment. This benefit is subject to an offset for benefits payable as a result of contributions from USAir to the tax-qualified and non-qualified defined contribution retirement program for sala-ried employees of USAir.

     Under their employment arrangements with USAir Group, Messrs. Gangwal and Nagin are entitled to annual base salaries of $400,000 and $340,000, respectively. Upon employment, Mr. Gangwal became entitled to the purchase and assignment by USAir of an annuity with an after-tax value of $1 million and Mr. Nagin received a $275,000 signing bonus. Both Mr. Gangwal and Mr. Nagin are eligible for an annual bonus pursuant to the terms of USAir Group's Executive Incentive Plan. Bonus eligibility will be based on performance criteria to be established by the Human Resources Committee or payable at the Committee's discretion if they believe performance and circumstances are appropriate for such payment. If Mr. Gangwal and Mr. Nagin achieve their targets, they will receive a bonus of 50% and 35% of their annual base salary, respectively, which may be increased for results in excess of the target up to a maximum bonus of 100% and 70% of their base salaries, respectively. Messrs. Gangwal and Nagin are entitled to awards of 850,000 and 225,000 stock options, respectively, effective January 31, 1996, at an exercise price of $14.875 (the fair market value on January 31, 1996), with 20% of the respec tive options vesting immediately on such dates and an additional 20% vesting on the first through fourth anniversaries of such dates.

     Messrs. Gangwal and Nagin received 250,000 and 50,000
shares, respectively, of restricted stock, with 50,000 and 10,000 shares, respectively, vesting immediately on February 19 and 6, 1996, respectively, and 20% of each such grant vesting on the first through fourth anniversaries of such dates.

     USAir will enter into a supplemental retirement agreement with each of Mr. Gangwal and Mr. Nagin which will provide each with a pension benefit under the formula contained in USAir's frozen defined benefit pension plan for salaried employees, on the basis that each had "deemed credited service" under the plan accruing at the rate of: (1) five (Mr. Gangwal) or four (Mr.

Nagin) years of "deemed service" for each year of actual service up through the fifth year of employment of each; and (2) one year of service for each year of actual service after five years of employment; up to a maximum of 30 years of credited service. The benefits will be calculated on actual base salary and the assump-tion that the maximum bonus described above has been earned. This benefit is subject to an offset for benefits payable as a result of contributions from USAir to the tax-qualified and non-quali-fied defined contribution retirement program for salaried employ ees of USAir.

     The stock options granted to Messrs. Wolf, Gangwal and Nagin and Mr. Wolf's restricted stock grant are subject to stockholder approval of a new stock incentive plan. In the event that the stockholders fail to approve a new plan, Messrs. Wolf, Gangwal and Nagin are entitled to substitute awards of equivalent econom-ic value.

     In connection with their employment arrangements, each of Messrs. Wolf, Gangwal and Nagin also received relocation assis-tance (and, in the case of Messrs. Gangwal and Nagin, tax reim-bursement related thereto) and became entitled to reimbursement of fees for certain tax and financial planning advice. Each of Messr. Wolf's, Gangwal's and Nagin's stock options and restricted stock and benefits under the supplemental retirement agreement will vest immediately upon a change-of-control, a termination of employment without cause or upon resignation for good reason.

     USAir Group will enter into agreements substantially similar to the Employment Contracts (described below) with each of Messrs. Wolf, Gangwal and Nagin.


Arrangements Concerning Termination of Employment and Change of
Control
- ----------------------------------------------------------------

     In connection with their respective retirements, USAir Group entered into certain arrangements with Messrs. Schofield, Saliz-zoni and Lloyd.

     Pursuant to an agreement approved by the Board of Directors, in consideration for his past services to USAir and for services between the date of the letter agreement and the time of his retirement, USAir agreed to provide Mr. Schofield with (i) payments required under his employment agreement with USAir Group for termination upon mutual agreement paid as if such termination was by Mr. Schofield for "good reason", (ii) a six-month consult-ing arrangement and (iii) supplemental pension benefits based on his salary of record, as described below.

     Upon his retirement, Mr. Schofield received an aggregate of $1,719,231 pursuant to the terms of his Employment Agreement and became entitled to receive payment for his six-month consulting arrangement at his salary rate in effect on the date of his retirement ($500,000).

     Mr. Schofield's supplemental pension benefit will be calcu-lated as follows: (a) the pension benefit calculated under the benefit formula set forth in the USAir Retirement Plan as if the Retirement Plan had not been frozen in 1991 and using Mr. Scho-field's salary of record, rather than reduced salary, for the years 1992, 1993, 1994 and 1995, less (b) the benefits payable to Mr. Schofield in the aggregate under any qualified and non-qualified pension plans of USAir (the "Pension Plans"), to the extent such benefits are attributable to contributions made by USAir, and (c) without regard to certain limitations set forth in the Code. The supplemental benefit payable shall be unfunded and shall be paid directly from USAir's general assets.

     In connection with their resignations as executive officers effective February 19, 1996 and February 5, 1996, respectively, Mr. Salizzoni and Mr. Lloyd agreed to remain employees of USAir through March 31, 1996 and April 4, 1996, respectively, to assist their successors in transition. During the period of employment from February 19 through March 31, 1996 in the case of Mr. Salizzoni and February 5, 1996 through April 4, 1996 in the case of Mr. Lloyd, each received (or will receive) his base salary and all other compensation and benefits applicable to his previous position as a senior officer. Upon their retirements, Mr. Sali-zzoni received an amount equal to his base salary payable from April 1, 1996 through the remainder of the "employment period" ending on November 12, 1999 (an aggregate of $1,446,000) and Mr. Lloyd received an amount equal to his base salary payable from April 4, 1996 through the remainder of the "employment period" ending on June 29, 1999 (an aggregate of $953,077).

     USAir agreed to provide Mr. Salizzoni and Mr. Lloyd with (a) service credit, (b) age credit, and (c) earnings credit at their respective 1996 base salary rates, through the remainder of the Employment Period under their Employment Agreements (i.e., through November 12, 1999 for Mr. Salizzoni and June 29, 1999 for

Mr. Lloyd) under their respective supplemental pension arrange-ments. In addition, certain options held by Mr. Salizzoni lapsed and certain unvested options (with respect to 75,000 shares) vested and certain shares of restricted stock held by Mr. Lloyd were forfeited and the restrictions on certain shares of re-stricted stock (with respect to 5,250 shares) lapsed.

     USAir currently has employment contracts (the "Employment Contracts") with the executive officers (the "Executives") named in the Summary Compensation Table who remain employees of USAir Group. The terms of the Employment Contracts extend until the earlier of the fourth anniversary thereof or the Executive's normal retirement date and are subject to automatic one-year annual extensions on each anniversary date (to the fourth anni-versary of such anniversary date) unless advance written notice is given by USAir. In exchange for each Executive's commitment to devote his or her full business efforts to USAir, the agreements provide that each Executive will be re-elected to a responsible executive position with duties substantially similar to those in effect during the prior year and will receive (1) an annual base salary at a rate not less than that in effect during the previous year, (2) incentive compensation as provided in the contract and
(3) insurance, disability, medical and other benefits generally granted to other officers. In the event of a change of control, as defined in each Employment Contract, the term of each Employ-ment Contract is automatically extended until the earlier of the fourth anniversary of the change of control date or the Execu-tive's normal retirement date.

     The Employment Contracts provide that, should USAir or any successor fail to re-elect the Executive to his or her position, assign the Executive to inappropriate duties which result in a diminution in the Executive's position, authority or responsibil-ities, fail to compensate the Executive as provided in the Employment Contract, transfer the Executive in violation of the Employment Contract, fail to require any successor to USAir to comply with the Employment Contract or otherwise terminate the Executive's employment in violation of the Employment Contract, the Executive may elect to treat such failure as a breach of the Employment Contract if the Executive then terminates employment. As liquidated damages as the result of an event not following a change of control that is deemed to be a breach of the Employment Contracts, USAir or its successor would be required to pay the Executive a lump sum equal to his or her annual base salary for the then remaining term of the Employment Contract, and to continue granting certain employee benefits for the then remain-ing term of the Executive's Employment Contract. If the breach follows a change of control, the Executive would be entitled to receive (i) an amount equal to the product of three times the sum of the Executive's annual base salary plus an annual bonus, (ii) a lump sum equal to the actuarial equivalent of the pension benefits which the Executive would have received had he or she remained employed by USAir until the end of the term of the Employment Contract, (iii) medical benefits until such time as the Executive qualifies for group medical benefits from another employer, (iv) travel benefits for the Executive's life, (v) reimbursement of reductions in salary sustained by the Executive as a result of a comprehensive cost reduction program initiated by USAir in October 1991, and (vi) continuation of certain other benefits during the remainder of the term of the Employment Contract. In addition, except under certain circumstances, during the 30-day period immediately following the first anniversary of a change of control any Executive could elect to terminate his or her Employment Contract for any reason and receive the liquidated damages described in the immediately preceding sentence. Each Employment Contract provides that if USAir breaches the Employ-ment Contract, as described above, each Executive shall be entitled to recover from USAir reasonable attorney's fees in connection with enforcement of such Executive's rights under the Employment Contract. Each Employment Contract also provides that any payments the Executive receives in the event of a termination after a change of control shall be increased, if necessary, such that, after taking into account all taxes he or she would incur as a result of such payments, the Executive would receive the same after-tax amount he or she would have received had no excise tax been imposed under Section 4999 of the Code.

      Currently, under USAir Group's 1984 Stock Option and Stock Appreciation Rights Plan (the "1984 Plan") and 1988 Stock Incen-tive Plan (the "1988 Plan," and together with the 1984 Plan, the "Plans"), pursuant to which employees of USAir Group and its subsidiaries have been awarded stock options and stock apprecia-tion rights with respect to Common Stock and, in the case of the 1988 Plan, shares of Restricted Stock, the occurrence of a change of control, as defined, would make all granted options immediate-ly exercisable without regard to the vesting provisions thereof. In addition, grantees would be able, during the 60-day period immediately following a change of control, to surrender all unexercised stock options under the Plans to USAir Group for a cash payment equal to, in the case of options not issued in tandem with stock appreciation rights, the excess, if any, of the fair market value of the Common Stock over the exercise prices of such stock options or, in the case of options issued in tandem with stock appreciation rights, the positive value of such stock appreciation rights.

     Notwithstanding anything to the contrary set forth in any of USAir Group's or USAir's filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that incorporates by reference this Proxy Statement, in whole or in part, the following Report and Performance Graph shall not be incorporated by reference into any such filings.

                   BENEFICIAL SECURITY OWNERSHIP
                   -----------------------------

     USAir Group owns all the outstanding stock of USAir. The following information pertains to Common Stock, Series A Pre-ferred Stock, Series F Preferred Stock, Series T Preferred Stock and Depositary Shares ("Depositary Shares"), each representing 1/100 of a share of USAir Group's $437.50 Series B Cumulative Convertible Preferred Stock, without par value ("Series B Pre-ferred Stock"), beneficially owned by all directors, nominees for director and executive officers of USAir Group as of January 31, 1996. Unless indicated otherwise, the information refers to ownership of Common Stock of USAir Group. Unless indicated otherwise by footnote, the owner exercises sole voting and investment power over the securities (other than unissued securi-ties, the ownership of which has been imputed to such owner).

                           Number of            Percent of
  Owner                    Shares(1)            Class(2)
  -----                    ---------            ----------
Directors
- ---------
 Robert J. Ayling               --(3)               (3)
 Robert W. Bogle             1,500
 Edwin I. Colodny           84,512(4)
 Mathias J. DeVito             700
 Rakesh Gangwal                 --(5)
 George J. W. Goodman          200 Depositary Shares(6)
 John W. Harris                400
 Edward A. Horrigan, Jr.       500
 Robert LeBuhn               8,000
 Roger P. Maynard               --(3)               (3)
 John G. Medlin, Jr.         2,000
 Hanne M. Merriman           1,500
 Raymond W. Smith              500
 Derek M. Stevens               --(3)               (3)
 Stephen M. Wolf                --(7)

                             - 167 -

                           Number of            Percent of
  Owner                    Shares(1)            Class(2)
  -----                    ---------            ----------
Executive Officers
- ------------------
Seth E. Schofield             482,889(8)
Frank L. Salizzoni            192,800(9)
W. Thomas Lagow               185,711(10)
James T. Lloyd                208,992(11)
John R. Long III              129,539(12)

25 directors and
executive officers
of USAir Group as a group   1,687,872.5(13)         2.7%
_________
(1)  The persons listed also own a number of Preferred Share
Purchase Rights (the "Rights") equal to their Common Stock
holdings, or, in the case of the Series A Preferred Stock, Series
F Preferred Stock and Series T Preferred Stock, Common Stock
receivable upon conversion. In addition, such Rights are issuable on a one-for-one basis with respect to shares of Common Stock receivable upon exercise of stock options or conversion of
Depositary Shares.
(2)  Percentages are shown only where they exceed one percent of the number of shares outstanding and, in the case of Common Stock holdings, are based on shares of Common Stock outstanding on
January 31, 1996.
(3)  A wholly-owned subsidiary of BA is recordholder of 30,000 or
100% of the outstanding shares of Series F Preferred Stock, 152.1 or 100% of the outstanding shares of the Series T-1 Preferred
Stock and 9,919.8 or 100% of the outstanding shares of the Series
T-2 Preferred Stock pursuant to the Investment Agreement dated as of January 21, 1993 with USAir Group (as amended, the "Investment
Agreement"). Messrs. Ayling, Maynard and Stevens are Chief
Executive, Director of Investments and Acquisitions and Chief
Financial Officer, respectively, of BA and have been designated by BA to act as directors of USAir and USAir Group pursuant to the Investment Agreement. Messrs. Ayling, Maynard and Stevens
each disclaims beneficial ownership of Series F Preferred Stock and Series T Preferred Stock. See the following table for infor-
mation concerning the voting power of Series F Preferred Stock and Series T Preferred Stock.
(4)  The listing of Mr. Colodny's holding includes 40,000 shares of Common Stock issuable within 60 days of January 31, 1996 upon exercise of stock options.
(5)  See "Management" for a description of Mr. Gangwal's rights to obtain shares of Common Stock subject to certain restrictions upon disposition ("Restricted Stock") and stock options.

                             - 168 -



(6) Mr. Goodman's holding of Depositary Shares is convertible into 498.5 shares of Common Stock.
(7) See page 15 for a description of Mr. Wolf's rights to obtain certain shares of Restricted Stock and stock options.
(8) The listing of Mr. Schofield's holdings includes 390,569 shares of Common Stock issuable within 60 days of January 31, 1996 upon exercise of stock options.
(9) The listing of Mr. Salizzoni's holdings includes 177,800 shares of Common Stock issuable within 60 days of January 31, 1996 upon exercise of stock options.
(10) The listing of Mr. Lagow's holding includes 153,211 shares of Common Stock issuable within 60 days of January 31, 1996 upon exercise of stock options.
(11) The listing of Mr. Lloyd's holding includes 163,992 shares of Common Stock issuable within 60 days of January 31, 1996 upon exercise of stock options.
(12) The listing of Mr. Long's holding includes 96,472 shares of Common Stock issuable within 60 days of January 31, 1996 upon exercise of stock options.
(13) The listing of all directors' and officers' holdings in-cludes, in the case of Depositary Shares, the number of shares of Common Stock into which the Depositary Shares are convertible, and also includes 1,292,893 shares of Common Stock issuable within 60 days of January 31, 1996 upon exercise of stock options and 135,500 shares of Restricted Stock.


     Effective December 31, 1995 the retirement Plan for Outside Directors of USAir Group was terminated and the value of the accrued benefits for past service was converted into units of phantom stock of the Corporation ("Deferred Stock Units") based on the average price of the stock in the month of December 1995. Set forth below are the number of Deferred Stock Units held by each director and nominee for director. Although each Deferred Stock Unit represents the economic equivalent of a share of Common Stock, no voting rights are attached thereto and the Deferred Stock Units lack certain other attributes of Common Stock.

     The only persons known to USAir (from Company records and reports on Schedules 13D and 13G filed with the Commission which owned, as of April 26, 1996, more than 5% of USAir Group's Common Stock, Series A Preferred Stock, Series F Preferred Stock and Series T Preferred Stock are listed below:


                                                  Amount and          Percent
                   Name and Address             nature of beneficial       of
Title of Class     of beneficial owner               ownership          Class(1)
- ----------------   -----------------------      --------------------    ----------

Series A           Berkshire Hathaway Inc.            358,000(2)         100%(3)
 Preferred Stock   1440 Kiewit Plaza
                   Omaha, Nebraska 68131

Series F           BritAir Acquisition Corp. Inc.      30,000(4)         100%(5)
 Preferred Stock   75-20 Astoria Blvd.
                   Jackson Heights, NY 11370

Series T           BritAir Acquisition Corp. Inc.     9,919.8(6)         100%(5)
 Preferred Stock   75-20 Astoria Blvd.
                   Jackson Heights, NY 11370

Common Stock       Tiger Management Corp.           6,000,000              9.36%
                   101 Park Avenue, 48th Floor
                   New York, New York 10178


                               (table continued on following page)






                             - 170 -



                                                     Amount and         Percent
                   Name and Address             nature of beneficial       of
Title of Class     of beneficial owner               ownership          Class(1)
- ----------------   -----------------------      --------------------    ----------

Common Stock       FMR Corp.                        4,147,883(7)           6.47%
                   82 Devonshire Street
                   Boston, Massachusetts 02109


Common Stock       Waddell & Reed                   4,766,800(8)           7.44%
                   6300 Lamar
                   Shawnee Mission, Kansas 66201

Common Stock       The Equitable Companies          5,657,125(9)           9.0%
                      Incorporated
                   787 Seventh Avenue
                   New York, New York 10019

Series B           Ryback Management                  427,900             10.0%
 Preferred Stock   7711 Carondelet
                   St. Louis, Missouri 63105

Series B           Global Bermuda Limited/            408,000              9.57%
 Preferred Stock    Merced Partners, MN
                   601 Carlson Parkway, Ste. 200
                   Minnetonka, Minnesota 55305






                             - 171 -




                                                  Amount and          Percent
                   Name and Address             nature of beneficial       of
Title of Class     of beneficial owner               ownership          Class(1)
- ----------------   -----------------------      --------------------    ----------


Series B           Everest Capital Limited            252,399              5.92%
 Preferred Stock   Comer House
                   20 Parliament Street
                   P.O. Box HM 2458
                   Hamilton, Bermuda HMJX

Series B           Soros Fund Management              218,600              5.13%
 Preferred Stock   888 Seventh Avenue, 32nd Flr.
                   Suite 3300
                   New York, New York 10106


















                             - 172 -


(1) Represents percent of class of stock outstanding on April 26, 1996.
(2) Number of shares as to which such person has shared voting power-358,000; shared dispositive power-358,000.
(3) These shares of Series A Preferred Stock are owned directly by affiliates of Berkshire, are convertible, under certain circum-stances and subject to certain antidilution adjustments, into 9,239,944 shares of Common Stock and represent approximately 10.2% of the combined voting power of the outstanding Common Stock, Series A Preferred Stock, Series F Preferred Stock and Series T
Preferred Stock, voting as a single class, at the meeting. A number of Rights, equal to the number of shares of Common Stock into which the Series A Preferred Stock is convertible, is also owned by this person.
(4) Number of shares as to which BA has sole voting power and sole dispositive power - 30,000.
(5) BritAir Acquisition Corp. Inc. is a wholly-owned subsidiary of BA and owns Series F Preferred Stock and Series T Preferred Stock pursuant to the Investment Agreement. Series F Preferred Stock and
Series T Preferred Stock are convertible, under certain circum-stances on or after January 21, 1997 and subject to certain antidilution adjustments and Foreign Ownership Restrictions, into a total of 15,458,851 and 3,831,695 shares of Common Stock, respectively. Together, the Series F Preferred Stock and Series T
Preferred Stock represent approximately 21.2% of the combined voting power of the outstanding Common Stock, Series A Preferred
Stock, Series F Preferred Stock and Series T Preferred Stock, voting as a single class, at the meeting. A number of Rights, equal to the number of shares of Common Stock into which the Series F
Preferred Stock and Series T Preferred Stock are convertible, are also owned by this person. As disclosed above, three directors of the Company, Messrs. Ayling, Maynard and Stevens, have been designated by BA to act as directors of USAir and USAir Group pursuant to the Investment Agreement and disclaim beneficial ownership of Series F Preferred Stock and Series T Preferred Stock.
(6)  Reflects 152.1 or 100% of the outstanding shares of Series T-1
Preferred Stock and 9,919.8 or 100% of the outstanding shares of Series T-2 Preferred Stock. BA has sole voting power and sole dispositive power as to all these outstanding shares of Series T
Preferred Stock.
(7) As set forth in a Schedule 13D amendment dated February 28, 1996, FMR beneficially owns, through Fidelity Management & Research
Company ("Fidelity"), as advisor to fifteen investment companies and other funds (the "Fidelity Funds"), 6,418,794 shares (including shares issuable upon the conversion of 71,000 Depositary Shares), and through Fidelity Management Trust Company, as trustee or managing agent for various private investment accounts (the
"Accounts"), 733,218 shares (including shares issuable upon the conversion of 238,500 Depositary Shares). FMR has the sole power to dispose of the shares held by the Fidelity Funds and the Accounts.

                             - 173 -



The power to vote or direct the voting of the shares held by the Fidelity Funds resides within the boards of trustees of such funds.
Fidelity carries out the voting of such shares under written guidelines established by such trustees. FMR has sole power to vote or direct the voting of the shares held by the Accounts.
(8) As set forth in a Schedule 13G dated February 14, 1996, as of December 31, 1995, Waddell & Reed Investment Management Company has sole voting power and sole dispositive power over 3,880,300 of these shares. Each of Waddell & Reed, Inc., Waddell & Reed
Financial Services, Inc., United Investors Management Company,
Liberty National Life Insurance Company and Torchmark Corporation claims sole voting and dispositive power over 5,385,301 shares.
(9) As set forth in a Schedule 13G dated February 9, 1996, as of December 31, 1995, the Equitable Life Assurance Society of the
United States has sole voting power and sole dispositive power over 1,379,300 of these shares and Alliance Capital Management L.P. has sole voting power and sole dispositive power over 4,277,825 of these shares. Each of the Equitable Life Assurance Society of the United States and Alliance Capital Management L.P. is an indirect subsidiary of The Equitable Companies Incorporated.


           [remainder of page left blank intentionally]

                         THE EXCHANGE OFFER
                         ------------------


Purpose of the Exchange Offer
- -----------------------------

     The Old Notes were originally issued and sold on February 16, 1996 to initial purchaser, who resold the Old Notes to "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act). In connection with the sale of the Old Notes, USAir and the Initial Purchasers entered into the Registration Rights Agreement pursuant to which, USAir agreed to file with the Commission a registration statement relating to an exchange offer pursuant to which new notes covered by such registration statement and containing terms identical in all respects to the terms of the Notes would be offered in exchange for Notes tendered at the option of the holders thereof or, if applicable interpretations of the staff of the Commission did not permit USAir to effect such an exchange offer, USAir agreed, at its cost, to file a shelf registration statement covering resales of the Notes (the "Shelf Registration Statement") and use best efforts to have such Shelf Registration Statement declared effective and kept effective for a period of three years from the effective date thereof.

     The purpose of the Exchange Offer is to fulfill the Company's obligations with respect to the Registration Rights Agreement. Except as otherwise noted herein, this Prospectus may not be used by any holder of the Old Notes or any holder of the New Notes to satisfy the registration and prospectus delivery requirements under the Securities Act that may apply in connection with any resale of such Old Notes or New Notes. See "Terms of the Exchange" below.


Terms of the Exchange
- ---------------------

     The Company hereby offers to exchange, subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Prospectus, $1,000 in principal amount of New Class A Notes for each $1,000 in principal amount of Old Class A Notes, $1,000 in principal amount of New Class B Notes for each $1,000 in principal amount of Old Class B Notes and $1,000 in principal amount of New Class C Notes for each $1,000 in principal amount of Old Class C Notes. The terms of the New Notes are identical in all respects to the terms of the Old Notes for which they may be exchanged pursuant to this Exchange Offer, except that the New Notes will generally be freely transferable by holders thereof and will not be subject to any covenant regarding registra-tion. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture. See "- Description of the Exchange Notes".

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

     USAir has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, USAir believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for sale, resold and otherwise transferred by any holder of such New Notes (other than any such holder which is an "affiliate" of USAir within the meaning of Rule 405 under the Securities Act) without compli-ance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

     Interest on the Exchange Notes will accrue from the last
Interest Payment Date on which interest was paid on the Old Notes so surrendered or, if no interest has been paid on such Notes, from February 16, 1996.

     Tendering holders of the Old Notes shall not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Old Notes pursuant to the Exchange Offer.


Expiration Date; Extensions; Termination; Amendments
- ----------------------------------------------------

     The Exchange Offer will expire on the Expiration Date. The term "Expiration Date" means 5:00 p.m., New York City time, on ___________________, 1996, unless USAir in its sole discretion extends the period during which the Exchange Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Exchange Offer, as so extended by USAir, shall expire. USAir reserves the right to extend the Exchange Offer at any time and from time to time by giving oral or written notice to Wilmington Trust Company (the "Exchange Agent") and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to an appropriate news agency. During any extension of the Exchange Offer, all Old Notes previously tendered pursuant to the Exchange Offer will remain subject to the Exchange Offer.

     The Exchange Date will be the first business day following the Expiration Date. USAir expressly reserves the right to (i) terminate the Exchange Offer and not accept for exchange any Old Notes if any of the events set forth below under "Conditions to the Exchange Offer" shall have occurred and shall not have been waived by USAir and (ii) amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the holders of the Old Notes, whether before or after any tender of the Old Notes. Unless the Company terminates or extends the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, USAir will exchange the New Notes for the Old Notes on the Exchange Date.


How to Tender
- -------------

     The tender to USAir of Old Notes by a Noteholder pursuant to one of the procedures set forth below will constitute an agreement between such holder and USAir in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     A Noteholder may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Notes being tendered and any required signature guarantees, to the Exchange Agent at its address set forth in the Letter of Transmit-tal on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

     If tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the New Notes to be issued in exchange therefor are to be issued in the name of the registered holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (also referred to as a "book-entry transfer facility") whose name appears on a security listing as the owner of Old Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Old Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to USAir and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a commercial bank or trust company located or having an office, branch, agency or correspondent in the United States, or by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. (any of the foregoing, an "Eligible Institution"). If the New Notes are to be delivered to an address other than that of the registered holder appearing on the note register for the Old Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

     The method of delivery of Old Notes and all other documents is at the election and risk of the Noteholder. If sent by mail, it is recommended that registered mail, return receipt requested, be used, proper insurance obtained, and the mailing be made suffi-ciently in advance of the Expiration Date to permit delivery to the Exchange Agent on or before the Expiration Date.

     The Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Notes at the book-entry transfer facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of Old

Notes by causing such book-entry transfer facility to transfer such Old Notes into the Exchange Agent's accounts with respect to the Old Notes at the book entry transfer facility in accordance with the book entry transfer facility's procedures for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the book-entry transfer facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth on the back cover page of this Prospectus on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

     If a Noteholder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Old Notes to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its office listed on the back cover hereof on or prior to the Expiration Date a letter, telegram or facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier) from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Old Notes are registered and, if possible, the certificate numbers of the Old Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Old Notes, in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the book-entry transfer facility), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Notes being tendered by the above-described method are deposited with the Exchange Agent with the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), USAir may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

     A tender will be deemed to have been received as of the date when (i) the tendering Noteholder's properly completed and duly signed Letter of Transmittal accompanied by the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the book-entry transfer facility) is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery or letter, telegram, or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of New Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Old Notes.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes will be determined by USAir, whose determination will be final and binding. USAir reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of USAir, be unlawful. USAir also reserves the absolute right to waive any condition to the Exchange Offer or any defect or irregularity in the tender of any Old Notes. None of USAir, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.


Terms and Conditions of the Letter of Transmittal
- -------------------------------------------------

     The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange
Offer.

     The party tendering Old Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old Notes to USAir and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire New Notes issuable upon the exchange of such tendered Old Notes, and that, when the same are accepted for exchange, USAir will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or USAir to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes or transfer ownership of such Old Notes on the account books maintained by a book-entry transfer facility. The Transferor further agrees that acceptance of any tendered Old Notes by USAir and the issuance of New Notes in exchange therefor shall constitute performance in full by USAir of its obligations under the Registra-tion Rights Agreement and that USAir shall have no further obligations or liabilities thereunder. All authority conferred by Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

     The Transferor certifies that it is not an "affiliate" of USAir within the meaning of Rule 405 under the Securities Act and that it is acquiring the New Notes offered herein in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such New Notes. Each transferor which is a broker-dealer receiving New Notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwrit-er" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. USAir will, for a period of 90 days after the Expiration Date, make this Prospectus available to any broker-dealer for use in connection with any such resale.

Withdrawal Rights
- -----------------

     Tenders of Old Notes pursuant to the Exchange Offer are irrevocable, except that Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

     To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its address set forth on the back cover of this Prospectus, and with respect to a facsimile transmission, must be confirmed by telephone and an original delivered by guaranteed overnight delivery. Any such notice of withdrawal must specify the person named in the Letter of Transmittal as having tendered Old Notes to be withdrawn, the certificate numbers of Old Notes to be withdrawn, the principal amount of Old Notes to be withdrawn, a statement that such holder is withdrawing his election to have such Old Notes exchanged, and the name of the registered holder of such Old Notes, and must be signed by the Noteholder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to USAir that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Notes being withdrawn. The Exchange Agent will return the properly withdrawn Old Notes promptly following receipt of notice of withdrawal. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Old Notes or otherwise comply with the book-entry transfer facility procedure. Any questions as to the validity of notice of withdrawals, including time of receipt, will be determined by USAir, and such will be final and binding on all parties.


Acceptance of Old Notes for Exchange; Delivery of New Notes
- -----------------------------------------------------------

     Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of Old Notes validly tendered and not withdrawn and issuance of the New Notes will be made on the Exchange Date. For the purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered Old Notes when, as and if USAir has given oral or written notice thereof to the Exchange Agent.

     The Exchange Agent will act as agent for the tendering holders of Old Notes for the purposes of receiving New Notes from USAir and causing Old Notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the Exchange Offer, delivery of New Notes to be issued in exchange for accepted Old Notes will be made by the Exchange Agent promptly after acceptance of the tendered Old Notes. Tendered Old Notes not accepted for exchange by USAir will be returned without expense to the tendering Noteholders promptly following the Expiration Date or, USAir terminates the Exchange Offer prior to the Expiration Date, promptly after the Exchange Offer is so terminated.


Conditions to the Exchange Offer
- --------------------------------

     Notwithstanding any other provisions of the Exchange Offer or any extension of the Exchange Offer, the Company will not be required to accept for exchange or exchange Old Notes for New Notes and may terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to any appropriate news agency), or, at its option, modify or otherwise amend the Exchange Offer, if any event shall occur, which occurrence, in the sole judgment of the Company and regardless of the circumstances (including any action or inaction by the Company) giving rise to any such event, makes it inadvisable to proceed with the Exchange Offer or with such acceptance for exchange or such exchange, including, but not limited to, the following:

     (a) (i) there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order, or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commis-sion (x) seeking to restrain, restrict or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result thereof, or (y) resulting in a material delay in the ability of the Company to accept for exchange or exchange all or some of the Old Notes, or (ii) any statute, rule, regula-tion, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any domestic or foreign government or govern-mental authority or any action shall have been taken, proposed or threatened by any domestic or foreign government or governmental authority or agency or court, that, in the sole judgment of the Company, might directly or indirectly result in any of the consequences referred to in clauses (x) or (y) above or, in the sole judgment of the Company, might result in the Transferors having obligations with respect to resales and transfers of the New Notes that are greater than those described in the interpretation of the SEC described above under the caption "-Terms of the Exchange" or would otherwise make it inadvisable to proceed with the Exchange Offer,

     (b) there shall have occurred (i) any general suspension of or general limitation on prices for or trading in securities on any national securities exchange or the over-the-counter market, (ii) any limitation by any governmental agency or authority which adversely affects the ability of the Company to complete the transactions contemplated by the Exchange Offer, (iii) a declara-tion of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit, or (iv) a commencement of a war, armed hostilities, or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material escalation or worsening thereof; or

     (c) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operation, results of operations or prospects of the Company that, in the sole judgment of the Company, is or may be adverse to the Company, or the Company shall have become aware of facts that, in the sole judgment of the Company, could adversely affect the value of the Old Notes or the New Notes.

     The Company expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Old Notes upon the occurrence of any of the foregoing conditions. In addition, the Company may amend the Exchange Offer at any time prior to the Expiration Date if any of the conditions set forth above occur. Moreover, regardless of whether any of such conditions has occurred, the Company may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to holders of the Old Notes.

     The foregoing conditions are for the sole benefit of the Company and may be waived by the Company, in whole or in part, in its sole discretion. Any determination made by the Company concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

     Wilmington Trust Company has been appointed as the Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed as follows: By Hand, Overnight Courier or Mail:
Wilmington Trust Company, 1100 North Market Street, Rodney Square North, Wilmington, Delaware 19890, Attention: David A. Vanaskey, Jr., Corporate Trust Administration.


Solicitation of Tenders; Expenses
- ---------------------------------

     USAir has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. USAir will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. USAir will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for their customers.

     No person has been authorized to give any information or to make any representation in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by USAir. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of USAir since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Old Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, USAir may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Old

Notes in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of USAir by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.


Other
- -----

     Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Noteholders are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, this Exchange offer, USAir will have fulfilled a covenant contained in the Registration Rights Agreement. Noteholders who do not tender their certificates in the Exchange Offer will continue to hold such certificates and will be entitled to all the rights, and limita-tions applicable thereto, under the Indentures, except for any such rights under the Registration Rights Agreement which by their terms terminate or cease to have further effectiveness as a result of the making of this Exchange Offer. See "Description of the Notes".
All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Indentures. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Old Notes could be adversely affected.

     USAir may in the future seek to acquire untendered Old Notes in open market or privately negotiated transactions, through subse-quent exchange offers or otherwise. USAir has no present plan to acquire any Old Notes which are not tendered in the Exchange Offer.


                     DESCRIPTION OF THE NOTES
                     ------------------------

     The following summaries of certain provisions of the Notes, the Indentures, the Collateral Agency Agreement, the Liquidity Agreements and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions thereof. Copies of the foregoing documents have been filed with the Commission as exhibits to the Exchange Offer Registration Statement.

Payment of Principal and Interest
- ---------------------------------

     The outstanding principal amount of each class of Notes will be due and payable on the Legal Maturity Date. Based upon the expected principal payments described below, it is expected that the principal amount of the Notes will have been paid in full on or prior to April 15, 2008. Interest on each Note will accrue from February 16, 1996 or the most recent date to which interest has been paid or provided for and will be payable on each Interest Payment Date. Payments of principal of the Notes are expected to be made on each Principal Payment Date. Payments by USAir of principal of and interest and premium, if any, on the Notes will be made by wire transfer in immediately available funds to the Collateral Agent. If any Payment Date is not a Business Day, payments to be made on such Payment Date will be made on the next Business Day, without additional interest.

     Except as provided in the applicable Indenture or in the Collateral Agency Agreement, all payments to be made by USAir, including all payments in respect of principal, interest, premium, Events of Loss and redemptions of the Notes, are payable to the Collateral Agent for application in accordance with the Collateral Agency Agreement. All payments on the Notes will be made in the order of priority described below under "Description of the Notes-Priority of Distributions."

    Principal Amortization of Class A, Class B and Class C Notes
    ------------------------------------------------------------

     Principal of the Notes of each Class will be due and payable on the applicable Legal Maturity Date, although it is expected that payments of principal will be made prior to such date on the dates and in the amounts set forth below (to the extent that the Collateral Agent receives funds therefor from USAir):


Class A Notes
- -------------
                                   Class A
                                   Notes
 Expected Principal                Principal        Expected
    Payment Date                   Payments         Pool Factor
- ----------------------           -------------    --------------
April 15, 1996.........                     $0     1.0000000
October 15, 1996.......              3,697,000     0.9740379
April 15, 1997.........              1,691,500     0.9621594
October 15, 1997.......              1,691,500     0.9502809
April 15, 1998.........              1,522,350     0.9395902
October 15, 1998.......              1,522,350     0.9288996
April 15, 1999.........              1,379,890     0.9192093
October 15, 1999.......              1,379,890     0.9095191
April 15, 2000.........              1,011,840     0.9024135
October 15, 2000.......              1,011,840     0.8953079
April 15, 2001.........                834,663     0.8894465
October 15, 2001.......              1,660,300     0.8777871
April 15, 2002.........              1,154,304     0.8696810
October 15, 2002.......                861,775     0.8636292
April 15, 2003.........              2,353,758     0.8471000
October 15, 2003.......              1,341,440     0.8376798
April 15, 2004.........              5,650,400     0.7980000
October 15, 2004.......              3,281,400     0.7749565
April 15, 2005.........              6,430,280     0.7298000
October 15, 2005.......              7,115,916     0.6798287
April 15, 2006.........              7,950,004     0.6240000
October 15, 2006.......              9,052,800     0.5604270
April 15, 2007.........              6,650,400     0.5137247
October 15, 2007.......              9,506,400     0.4469663
April 15, 2008.........             63,648,000     0.0000000
                                  -------------
                                  $142,400,000
                                  =============

                             - 188 -


Class B Notes
- -------------


                                Class B Notes
                                Expected        Class B Notes
Expected Principal              Principal       Expected
  Payment Date                  Payments        Pool Factor
- -------------------             -------------   -------------
April 15, 1996........                    $0       1.0000000
October 15, 1996......             1,422,722       0.9740379
April 15, 1997........               650,942       0.9621594
October 15, 1997......               650,942       0.9502809
April 15, 1998........               585,848       0.9395902
October 15, 1998......               585,848       0.9288996
April 15, 1999........               531,025       0.9192093
October 15, 1999......               531,025       0.9095191
April 15, 2000........               389,388       0.9024135
October 15, 2000......               389,388       0.8953079
April 15, 2001........               321,205       0.8894465
October 15, 2001......               638,936       0.8777871
April 15, 2002........               444,212       0.8696810
October 15, 2002......               331,638       0.8636292
April 15, 2003........               905,800       0.8471000
October 15, 2003......               516,228       0.8376798
April 15, 2004........             2,174,452       0.7980000
October 15, 2004......             1,262,786       0.7749565
April 15, 2005........             2,474,574       0.7298000
October 15, 2005......             2,738,428       0.6798287
April 15, 2006........             3,059,412       0.6240000
October 15, 2006......             3,483,802       0.5604270
April 15, 2007........             2,559,283       0.5137247
October 15, 2007......             3,658,362       0.4469663
April 15, 2008........            24,493,754       0.0000000
                                --------------
                                $ 54,800,000
                                ==============



Class C Notes
- -------------
                                Class C Notes
                                Expected         Class C
 Expected Principal             Principal        Expected
    Payment Date                Payments         Pool Factor
- -----------------------        ---------------   -------------
April 15, 1996........                    $0     1.0000000
October 15, 1996......             1,708,305     0.9740379
April 15, 1997........               781,606     0.9621594
October 15, 1997......               781,606     0.9502809
April 15, 1998........               703,445     0.9395902
October 15, 1998......               703,445     0.9288996
April 15, 1999........               637,618     0.9192093
October 15, 1999......               637,618     0.9095191
April 15, 2000........               467,550     0.9024135
October 15, 2000......               467,550     0.8953079
April 15, 2001........               385,680     0.8894465
October 15, 2001......               767,189     0.8777871
April 15, 2002........               533,379     0.8696810
October 15, 2002......               398,208     0.8636292
April 15, 2003........             1,087,621     0.8471000
October 15, 2003......               619,851     0.8376798
April 15, 2004........             2,610,929     0.7980000
October 15, 2004......             1,516,265     0.7749565
April 15, 2005........             2,971,295     0.7298000
October 15, 2005......             3,288,113     0.6798287
April 15, 2006........             3,673,527     0.6240000
October 15, 2006......             4,183,106     0.5604270
April 15, 2007........             3,073,008     0.5137247
October 15, 2007......             4,392,704     0.4469663
April 15, 2008........            29,410,382     0.0000000
                                 -------------
                                 $65,800,000
                                 =============



Ratings of the Old Notes
- ------------------------

     At the time of issuance, the Old Class A Notes were rated A2 by Moody's and A+ by S&P, the New Class B Notes were rated Baa1 by Moody's and A- by S&P and the New Class C Notes were rated Ba2 by Moody's and BBB- by S&P. The ratings of the Notes address the likelihood of the timely payment of interest on and the ultimate repayment of principal of the Notes. The ratings of the Notes were based primarily on the collateral value of the Aircraft, the availability of the Liquidity Facilities, the subordination provisions described herein, the protections afforded creditors under Section 1110 of the Bankruptcy Code and the ability of USAir to make expected payments of principal of and interest on the Notes. Ratings of Notes are not a recommendation to purchase, hold or sell Notes and do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings of any Class of Notes will remain for any given period of time or that such ratings will not be lowered or withdrawn entirely by either rating agency. In the event that the rating initially assigned to any Note is subsequently lowered for any reason, there is no obligation for USAir to provide any additional credit enhancement. The reduction, suspension or withdrawal of the ratings of the Notes will not, in and of itself, constitute a Collateral Access Event.


Redemption
- ----------

     Upon 30 days' written notice to the Collateral Agent and the applicable Indenture Trustee, USAir may redeem, in whole or from time to time in part, any Class of Notes at a redemption price equal to the outstanding principal amount of such Class together with premium, if any, and accrued interest thereon if, on the redemption date, there is no Event of Loss with respect to an Aircraft and no Collateral Access Event has occurred and is continuing. Each partial redemption shall be effected by a pro rata reduction of the remaining principal payments of the Class of Notes being redeemed. The redemption price of any Notes redeemed before February 20, 2006 will include a Make Whole Premium. Thereafter, the Notes shall be redeemable at par.

     "Make Whole Premium" means, with respect to any Note (or portion thereof), the amount (as determined by an independent investment banker) by which (a) the present value of the remaining expected payments of principal and interest to the Final Expected Payment Date of such Note (or portion thereof) computed by discounting such payments on a semiannual basis on each Interest Payment Date (assuming a 360-day year of twelve 30-day months) using a discount rate equal to the Treasury Yield exceeds (b) the outstanding principal amount of such Note (or portion thereof) plus accrued interest.

     For purposes of determining the Make Whole Premium, "Treasury Yield" means, at the time of determination with respect to any Note (or portion thereof), the interest rate (expressed as a semiannual equivalent and as a decimal and, in the case of United States Treasury bills, converted to a bond equivalent yield) determined to be the per annum rate equal to the semiannual yield to maturity for United States Treasury securities maturing on the Average Life Date of such Note (or portion thereof), as defined below, and trading in the public securities markets either as determined by interpolation between the most recent weekly average yields to maturity for two series of United States Treasury securities, trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Average Life Date of such Note (or portion thereof) and (B) the other maturing as close as possible to, but later than, the Average Life Date of such Note (or portion thereof), in each case as published in the most recent H.15(519) or, if a weekly average yield to maturity for United States Treasury securities maturing on the Average Life Date of such Note (or portion thereof) is reported in the most recent H.15(519), such weekly average yield to maturity as published in such H.15(519). "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System. The date of determination of a Make Whole Premium shall be the third Business Day prior to the applicable Redemption Date and the "most recent H.15(519)" means the H.15(519) published prior to the close of business on the third Business Day prior to the applicable Redemption Date.

     The "Average Life Date" for any Note shall be the date which follows the time of determination by a period equal to the Remaining Weighted Average Life. The "Remaining Weighted Average Life" on a given date with respect to any Note shall be the number of days which is equal to the quotient obtained by dividing (a) the sum of each of the products obtained by multiplying (i) the amount of each then remaining expected payment of principal of such Note by (ii) the number of days from and including such determination date to but excluding the date on which such payment of principal is expected to be made by (b) the then outstanding principal amount of such Note.

     Following an Event of Loss and so long as no Collateral Access Event has occurred and is continuing, Notes of every Class shall be redeemed, at par plus accrued interest, in a pro rata amount (based upon the ratio borne by the initial Appraised Value of the Aircraft subject to such Event of Loss to the initial Aggregate Appraised Value) resulting from such Event of Loss.

     All amounts paid to any Class of Notes in connection with any partial redemption shall be applied (i) to each Note within each Class pro rata in accordance with the then outstanding principal amount thereof and (ii) pro rata to each of the then unpaid installments of principal of such Notes expected to be paid on each Principal Payment Date.

     Prior to any redemption (whether optional or after an Event of Loss), all amounts (if any) then owing to the Liquidity Providers shall be paid in full. If a Collateral Access Event has occurred and is continuing, the proceeds may be subject to distribution as provided in the second paragraph of "Priority of Distributions."


Substitution of Collateral
- --------------------------

     On five days' notice to the Collateral Agent and so long as, on the date of substitution, no Collateral Access Event has occurred and is continuing, USAir shall have the option to replace one or more Aircraft as Collateral under the Collateral Agency Agreement by substituting either cash or United States Treasury obligations (the "Alternative Collateral") for such replaced Aircraft, provided that the ratings of the Notes at such time are affirmed or raised by S&P and Moody's after taking into account such substitution. Upon any such substitution, the Alternative Collateral shall be deemed to be Collateral under the Collateral Agency Agreement. The amount of Alternative Collateral to be substituted for each Aircraft shall be equal to (i) an amount sufficient to pay expected principal, interest and Make Whole Premium until the Final Expected Payment Date of the Notes (or redemption date, if applicable), divided by (ii) the quotient obtained by dividing (x) the sum of the initial Appraised Values of the Aircraft then comprising the Collateral by (y) the initial Appraised Value of the Aircraft for which the Alternative Collater-al is being substituted.
                             - 193 -

Liquidity Facilities
- --------------------

     USAir has entered into three separate Liquidity Agreements (one for each Class of Notes) with a Liquidity Provider pursuant to which such Liquidity Provider has agreed to make advances from time to time in an aggregate outstanding amount not to exceed three times the amount of interest due on the respective class of Notes on the next Interest Payment Date. Except as otherwise provided below, the Liquidity Facilities will enable the Collateral Agent to request Interest Advances on the fifth day following any Interest Payment Date in an amount sufficient to pay interest due on such Interest Payment Date on the applicable Class of Notes to the extent that the amount, if any, received by the Collateral Agent on or prior to such fifth day from USAir is not sufficient to pay such interest. The amounts initially available under the Class A, the Class B and the Class C Liquidity Facilities was $14,439,360, $6,165,000 and $8,813,910, respectively. Each Interest Advance by a Liquidity Provider under the applicable Liquidity Facility will reduce pro tanto the amount available to be advanced under such Liquidity Facility, until such Interest Advance is repaid by USAir thereunder. The available amount of the Liquidity Facility for each Class of Notes will be automatically reduced following a payment of principal of the Notes of such Class to an amount equal to three times the next interest payment due on such Class of Notes.

     The Collateral Agency Agreement provides that if at any time the short-term unsecured debt obligations of a Liquidity Provider are then revised to a rating lower than A-1 by S&P or lower than P-1 by Moody's, such Liquidity Provider must be replaced by a new liquidity provider whose short-term unsecured debt obligations are rated at least A-1 by S&P and P-1 by Moody's. In the event that any such Liquidity Facility is not replaced within 30 days of such downgrading and as otherwise provided in the Collateral Agency Agreement, the Collateral Agent shall request a Downgrade Advance in an amount equal to all available amounts under such Liquidity Facility and shall hold the proceeds thereof in the Cash Collateral Account for the same purposes and under the same circumstances as Interest Advances under the Liquidity Facility are to be used.

     The Collateral Agency Agreement will also provide for the replacement of each Liquidity Facility (other than a Liquidity Facility that expires no earlier than 15 days after the Legal Maturity Date of the applicable Class of Notes) in the event that it is not extended at least 30 days prior to its then scheduled expiration. In the event a Liquidity Facility is not so extended or replaced within 30 days prior to its then scheduled expiration date, the Collateral Agent shall request a Non-Extension Advance in an amount equal to all available amounts thereunder and hold the proceeds thereof in the Cash Collateral Account to be used for the same purposes and under the same circumstances as Interest Advances under the Liquidity Facilities are to be used.

     Each of the Liquidity Facilities provides that the Liquidity Provider's obligations thereunder will expire on the earliest of
(i) February 14, 1997; (ii) the date on which such Liquidity Provider is provided with certification from the Collateral Agent that all of the Notes of such Class shall have been paid in full;
(iii) the date on which the applicable Liquidity Provider is provided with certification from the Collateral Agent that a replacement liquidity facility has been substituted for the applicable Liquidity Facility; and (iv) the date on which no amount is, or may become, available for borrowing under such Liquidity Facility, due to unreimbursed utilization thereof in accordance with the terms of such Liquidity Facility. Each Liquidity Facility provides that the scheduled expiration thereof may be extended, by agreement of the applicable Liquidity Provider and USAir, for additional periods of 364 days.

     Any replacement liquidity facility shall be an irrevocable liquidity facility for the same amount and in substantially the form of the Liquidity Facility being replaced thereby, or in such other form as shall permit Moody's and S&P to confirm their respective ratings of the Notes (before downgrading of such ratings, if any, as a result of a downgrading of a Liquidity Provider). The short-term unsecured debt of any replacement liquidity provider will be rated not lower than the above-described minimums for the Liquidity Facilities.

     Upon payment by a Liquidity Provider of the amount specified in any borrowing under a Liquidity Facility, such Liquidity Provider will be fully discharged of its obligations under the Liquidity Facility with respect to such advance and will not thereafter be obligated to make any further payments under such Liquidity Facility in respect of such advance to the Collateral Agent or any other person or entity who makes a demand for payment in respect of interest on the Notes.

     In the event of an acceleration of any Class of Notes, the Liquidity Provider for such Class of Notes shall advance the entire available amount under such Liquidity Agreement as an Acceleration Advance. The proceeds of an Acceleration Advance shall be held in the Cash Collateral Account as cash collateral to be used for the same purposes and under the same circumstances as Interest Advances under such Liquidity Facility are to be used.

     Amounts borrowed under a Liquidity Facility as an Interest Advance or Acceleration Advance will accrue interest at a rate equal to the sum of (i) 2.00% per annum and (ii) an interest rate determined on a daily basis pursuant to the terms of such Liquidity Facility or, at the option of USAir upon an Interest Advance, LIBOR, until repaid as specified therein. Amounts borrowed under a Liquidity Facility as a Downgrade Advance or a Non-Extension Advance will, until applied by the Collateral Agent in payment of interest due but unpaid on the applicable Notes, bear interest at a rate equal to LIBOR or, if greater, at a rate equivalent to the investment yield earned thereon while on deposit in the Cash Collateral Account. Any amounts in the Cash Collateral Account that are applied in payment of interest due but unpaid on the applicable Notes will, upon being so applied, bear interest until repaid at the rate described in the first sentence of this paragraph.

     The right of the Liquidity Providers to be repaid for Interest Advances and, following an acceleration of the Notes, Downgrade Advances, Non-Extension Advances and Acceleration Advances will rank senior in right of payment and distributions to the Notes, except to the extent described under "Priority of Distributions."

     The Liquidity Facilities are intended to enhance the likeli-hood of timely receipt by the Noteholders of the full amount of interest due on the Notes. The Liquidity Facilities will not provide protection against risks of loss with respect to the Collateral and will not provide for payment of any principal of or premium on the Notes, or more than three times the amount of interest due on the Notes on the next Interest Payment Date. If interest payment defaults occur which exceed the amount covered by or available under the Liquidity Facilities or the Cash Collateral Account, Noteholders will bear their allocable share of the deficiencies to the extent that there are no other sources of funds (including proceeds arising from the exercise of remedies under the Collateral Agency Agreement) and would need to pursue other remedies against USAir.

Liquidity Provider
- ------------------

     Westdeutsche Landesbank Girozentrale ("WestLB"), provides commercial and investment banking services regionally, nationally and internationally to public, corporate and bank customers.
WestLB is the largest of the German State Banks and, on the basis of total assets at December 31, 1994, was the third largest bank in Germany. At December 31, 1994, WestLB had total assets of approxi-mately DM 276.3 billion ($178.4 billion).

     WestLB New York is licensed and subject to supervision and regulation by the Superintendent of Banks of the State of New York. WestLB New York is examined by the New York State Banking Depart-ment and is subject to banking laws and regulations applicable to a foreign bank that operates a New York branch.


Collateral
- ----------

     Under the Collateral Agency Agreement, USAir's obligations to the Noteholders and to the Liquidity Providers is secured by a security interest in, among other things, (i) each of the Aircraft;
(ii) all insurance and requisition proceeds and other similar payments with respect to each of the Aircraft; (iii) all monies and securities deposited or required to be deposited with the Collater-al Agent; (iv) the purchase agreements and related documentation to the extent assignable for each of the Aircraft; (v) all logs, records and data relating to the Aircraft; and (vi) all proceeds of the foregoing. See "Description of the Aircraft and Appraisals" and "-Collateral Agency Agreement."


Registration
- ------------

     USAir is required, except under certain circumstances, to keep the Aircraft registered under the provisions of the Act, and to record the Collateral Agency Agreement at the FAA registry or the aircraft registry of other Aeronautics Authorities. The Collateral Agency Agreement was filed at the FAA on February 16, 1996. Such recordation of the Collateral Agency Agreement and certain other documents (including supplements to the Collateral Agency Agree-ment) afforded the Collateral Agent a perfected first priority security interest in each of the Aircraft whenever any such Aircraft is located in the United States or any of its territories and possessions and, with certain exceptions, in those jurisdic-tions that have ratified or adhered to the Convention on the International Recognition of Rights in Aircraft (the "Convention"). There are no general geographical restrictions on the operation of the Aircraft by USAir (or by any lessee of USAir). Although USAir has no current intention to do so, USAir will also have the right, subject to certain conditions, to register, at its own expense, any of the Aircraft in certain countries other than the United States. Prior to any such change in the jurisdiction of registry, the Collateral Agent shall have received an opinion of counsel to the effect that (i) the laws of the new country of registration will recognize USAir's right of ownership and repossession and will give effect to the security interest in the Aircraft created by the Collateral Agency Agreement and (ii) the right to repossession by the Collateral Agent upon the exercise of remedies is valid under the laws of the country of registration. In addition, subject to certain limitations, the Aircraft may also be operated by persons other than USAir under lease or interchange arrangements with USAir in countries that are not parties to the Convention. In the case of a Collateral Access Event, the ability of the Collateral Agent to realize upon its security interest in any such Aircraft could be adversely affected as a legal or practical matter if such Aircraft is registered or located outside the United States. See "The Collateral Agency Agreement-Registration, Leasing and Possession." The extent to which the Collateral Agent's security interest would be recognized in an Aircraft located in a country that is not a party to the Convention, and the extent to which such security interest would be recognized in a jurisdiction adhering to the Convention (including the United States) if such Aircraft is registered in a jurisdiction not a party to the Convention, is uncertain. Certain jurisdictions may not accord recognition to, or recognize the priority of, the Collateral Agency Agreement or may have no specific laws providing for the creation, recognition or registration of mortgages over aircraft such as the Collateral Agency Agreement, or may accord higher priority to certain other liens or other third party rights over the Aircraft. See "Risk Factors-Limitations Regarding Aircraft Collateral-Foreclosure."

Intercreditor Rights
- --------------------

     At any time, only the Controlling Party may direct and control the exercise of remedies in respect of the Collateral. Such control will include the ability to direct the Collateral Agent or applicable Indenture Trustee as to when and in what manner to exercise remedies under the applicable Indenture or the Collateral Agency Agreement, including the remedy of foreclosing on the Collateral, for the benefit of the Noteholders or the Liquidity Providers. The New Class A Indenture Trustee will be the Control ling Party until all amounts outstanding and owing in respect of the New Class A Notes shall have been paid in full, whereupon the Class B Indenture Trustee shall be the Controlling Party until all amounts outstanding and owing in respect of the New Class B Notes shall have been paid in full, whereupon the Class C Indenture Trustee will be the Controlling Party. Notwithstanding the foregoing, if none of the Indenture Trustees acting as Controlling Party has taken action to exercise remedies in respect of the Collateral within 24 months following the earlier of the accelera-tion of the Notes and the unreimbursed utilization of the entire available amount under any of the Liquidity Facilities, the Liquidity Provider for the New Class A Notes shall thereupon become the Controlling Party for all purposes under the Collateral Agency Agreement until all amounts outstanding in respect of the Liquidity Facility for the New Class A Notes shall have been paid in full, whereupon the Liquidity Provider for the New Class B Notes shall become the Controlling Party until all amounts outstanding in respect of the Liquidity Facility for the New Class B Notes shall have been paid in full, whereupon the Liquidity Provider for the New Class C Notes shall become the Controlling Party until all amounts outstanding in respect of the Liquidity Facility for the New Class C Notes shall have been paid in full, whereupon the Controlling Party shall be the appropriate Indenture Trustee.

     For a period of nine months after the acceleration of the Notes, without the consent of the holders of a majority of the aggregate unpaid principal amount of each Class, if the Indenture Trustee for such Class is not the Controlling Party, no Aircraft may be sold if the net proceeds from such sale would be less than the Minimum Sale Price for such Aircraft.

Priority of Distributions
- -------------------------

     Amounts received by the Collateral Agent from USAir shall be promptly distributed on each Payment Date in the following order or priority:

     (i) such payments as shall be required to pay all accrued and unpaid fees owed to the Liquidity Providers; (ii) such payments as shall be required to pay in full the aggregate amount of interest accrued under the Liquidity Agreements; (iii) such payments as shall be required to reimburse the Liquidity Providers for any Interest Advances or, if applicable, to replenish the Cash Collateral Account up to their maximum required amounts; (iv) such payments as shall be required to pay in full the amount of interest then due on or in respect of the New Class A Notes and the amount of principal expected to be paid in respect of the New Class A Notes; (v) such payments as shall be required to pay in full the amount of interest then due on or in respect of the New Class B Notes and the amount of principal expected to be paid in respect of the New Class B Notes; (vi) such payments as shall be required to pay in full the amount of interest then due on or in respect of the New Class C Notes and the amount of principal expected to be paid in respect of the New Class C Notes; (vii) such payments as shall be required to pay in full the aggregate unpaid amounts of fees and expenses then payable to the Collateral Agent and each Indenture Trustee pursuant to the terms of the Collateral Agency Agreement and the applicable Indenture, as the case may be; and (viii) the balance, if any, to USAir.

     Amounts held or received by the Collateral Agent after the Collateral Agent shall have received a Notice of Acceleration shall be promptly distributed in the following order of priority:

     (i) such payments as shall be required to reimburse the Collateral Agent for any tax, expense, charge or other loss incurred by the Collateral Agent in its capacity as such; (ii) such payment as shall be required to pay all accrued and unpaid fees owed to the Liquidity Providers; (iii) such payment as shall be required to pay in full the aggregate amount of interest owed to the Liquidity Providers; (iv) such payments as shall be required to pay in full all other amounts owed under the Liquidity Agreements;
(v) such payments as shall be required to   reimburse (a) the
Indenture Trustees for any tax, expense, charge or other loss incurred by the Indenture Trustees in their capacity as such and
(b) the Noteholders for certain payments owed under the Indenture;

(vi) such payments as shall be required to pay in full the aggregate amount of fees and expenses payable to the Collateral Agent and each Indenture Trustee pursuant to the terms of the Collateral Agency Agreement and the Indentures, other than those amounts referred to under (i) and (v) above; (vii) such payments as shall be required to pay in full the aggregate amount of all accrued and unpaid interest on the New Class A Notes and then to pay in full the aggregate outstanding principal of the New Class A Notes and all other amounts due and owing to the Class A Note-holders; (viii) such payments as shall be required to pay in full the aggregate amount of all accrued and unpaid interest on the New Class B Notes and then to pay in full the aggregate outstanding principal of the New Class B Notes and all other amounts due and owing to the Class B Noteholders; and (ix) such payments as shall be required to pay in full the aggregate amount of all accrued and unpaid interest on the New Class C Notes and to pay in full the aggregate outstanding principal of the New Class C Notes and to pay in full the aggregate outstanding principal of the New Class C Notes and all other amounts due and owing to the Class C Note-holders. The balance, if any, shall be distributed to USAir.

     Interest Advances under the Liquidity Facilities and withdraw-als from the Cash Collateral Account in respect of interest on the Notes will be distributed to the Noteholders notwithstanding the priority of distributions set forth above and otherwise described herein.

     Under certain circumstances, USAir shall have the right to redeem all or a portion of any Class of Notes without giving effect to the above-described priority of distributions. Upon the occurrence of an Event of Loss, Notes of each Class shall, except under certain circumstances, be redeemed on a pro rata basis. See "Description of Notes-Redemption."


Merger, Consolidation and Transfer of Assets
- --------------------------------------------

     USAir will be prohibited from consolidating with or merging into any other corporation or conveying, transferring or leasing substantially all its assets as an entirety to any corporation or person, unless, among other things, (i) such corporation or person is a U.S. citizen and a U.S. certificated air carrier within the meaning of the Act; (ii) such corporation or person assumes the due and punctual performance and observance of each agreement and condition of the Operative Documents to be performed or observed by USAir; (iii) no Collateral Access Event would arise as a result of such transaction; and (iv) USAir shall have delivered to the Collateral Agent an opinion of counsel concerning certain matters. There are no provisions in the Indentures, Collateral Agency Agreement or other documents that would afford the Noteholders additional protection in the event of a highly leveraged transac-tion, including transactions effected by management or affiliates, which may or may not result in a change of control of USAir.


Collateral Access Events
- ------------------------

     Collateral Access Events under each Indenture include: (a) the failure by USAir to make an expected payment of principal or any payment of interest or premium when due, and the continuation of such failure unremedied for 15 days, (b) the failure to procure and maintain property and liability insurance in accordance with the provisions of the Collateral Agency Agreement and the continuation of such failure, in the case of maintenance of such insurance, until the earlier of (i) 30 days after notice to USAir or the Collateral Agent that such insurance is subject to lapse or cancellation or (ii) the date such lapse or cancellation is effective as to the Collateral Agent, (c) operation of the Aircraft after receipt of notice that the insurance required by the Collateral Agency Agreement has been canceled, (d) the failure by USAir to perform any covenants contained in the Collateral Agency Agreement and the continuation of such failure for a period of 30 days after notice to USAir by the Indenture Trustee or by holders of 25% of outstanding Notes under such Indenture, unless such failure is curable and USAir is diligently proceeding to correct such failure and shall in fact correct such failure within 180 days after delivery of such notice, (e) any representation or warranty made by USAir in any Indenture, the Collateral Agency Agreement or any Liquidity Agreement or in any document or certificate furnished to the Collateral Agent, an Indenture Trustee or the Noteholders under such Indenture shall be incorrect in any material respect as of the date made and shall be material at the time of determination and shall not have been remedied within 30 days after notice has been given to USAir by the Indenture Trustee or holders of 25% of outstanding Notes under such Indenture, (f) the occurrence of certain events of bankruptcy, reorganization or insolvency of USAir and (g) a Collateral Access Event under any other Indenture.

Events of Default
- -----------------

     Events of Default under each Indenture are (i) the failure to pay the principal outstanding on the relevant Class of Notes on the Legal Maturity Date thereof and the continuation of such failure for 15 days and (ii) the failure to pay interest on any Interest Payment Date on such Class of Notes and the continuation of such failure unremedied for 15 days (unless the Collateral Agent shall have borrowed an Interest Advance with respect thereto).


Remedies
- --------

     Each Indenture will provide that upon the occurrence and during the continuance of any Collateral Access Event under such Indenture, the applicable Indenture Trustee may, or upon the instruction of the holders of a majority in aggregate principal amount of the relevant Class of Notes shall, declare the unpaid principal of all of the Notes of such Class outstanding at such date to be immediately due and payable, together with all accrued but unpaid interest thereon and all other amounts due in respect thereof (such declaration being an "acceleration" of the relevant Class of Notes). Each Indenture provides that upon any accelera-tion of either of the other Classes of Notes, the Notes issued under such Indenture shall be automatically accelerated. The Collateral Agency Agreement provides that upon the Collateral Agent's receipt of a Notice of Acceleration the Collateral Agent shall, upon the direction of the Controlling Party, exercise such remedies available to it under applicable law, including any of the remedies of a secured party under applicable law or otherwise provided in the applicable Indenture, as may be directed by the Controlling Party.

     Section 1110 of the Bankruptcy Code provides, among other things, that the right of a holder of a security interest in aircraft first placed in service after October 22, 1994 (such as the Aircraft) granted by a person that is a citizen of the United States holding an air carrier operating certificate, such as USAir, to repossess such aircraft in compliance with the terms of the security agreement is not affected in a Chapter 11 bankruptcy reorganization case with respect to such person by the automatic stay provisions of the Bankruptcy Code or any power of the bankruptcy court to enjoin such repossession unless, within 60 days after commencement of the case, the debtor agrees, with the court's approval, to perform obligations under the security agreement and cures all outstanding defaults, including Collateral Access Events, other than defaults, including Collateral Access Events, relating to financial condition or bankruptcy. USAir has been advised by Fulbright & Jaworski L.L.P. that, in the opinion of such counsel, the Collateral Agent, for the benefit of the Noteholders, would be entitled to the benefits of Section 1110 of the Bankruptcy Code with respect to the Aircraft. It is unclear whether, after an Event of Loss of an engine subject to the lien of an Indenture or a voluntary substitution of an engine subject to the lien of an Indenture by USAir, any replacement engine subject to the lien of the related Indenture would have the benefits of Section 1110 of the Bankruptcy Code if such aircraft or engine had been first placed into service on or before October 22, 1994. The right of the Company to substitute an aircraft upon an Event of Loss with respect to an Aircraft is subject to the receipt of an opinion of counsel that the benefits of Section 1110 of the Bankruptcy Code would continue to be applicable.


Purchase Rights of Noteholders
- ------------------------------

     At any time after the delivery to the Collateral Agent of a Notice of Acceleration which has not been rescinded or withdrawn, the Class B Noteholders shall have the right to purchase all, but not less than all, of the New Class A Notes and the Class C Noteholders shall have the right to purchase all, but not less than all, of the New Class A Notes and the New Class B Notes. The purchase price for any Class of Notes shall be equal to the aggregate principal amount of all Notes of such Class then outstanding, together with all accrued and unpaid interest (but without premium, if any) then due and payable to the holders of such Notes under the applicable Indenture and the other Operative Documents.


Reports to Noteholders
- ----------------------

     Under the terms of the Collateral Agency Agreement and the Indentures, as applicable, the following reports are required to be filed with the Collateral Agent and promptly transmitted to the related Class of Noteholders until the Notes are paid in full: (i) an annual report of USAir containing its financial statements audited by its independent certified public accountant, within 120 days after the end of each of its fiscal years and (ii) quarterly reports of USAir containing its unaudited financial statements, within 60 days after the end of each of the first three quarters of each of its fiscal years.


Modification of Agreements
- --------------------------

     Without the consent of the holders of 50% of the unpaid principal amount of the Notes under the applicable Indenture and, if required by the Liquidity Agreements, the applicable Liquidity Provider, the provisions of the Collateral Agency Agreement or the applicable Indenture may not be amended or modified, except that
(i) certain provisions of each Indenture and the Collateral Agency Agreement may be supplemented, amended or modified without the consent of the Noteholders thereunder to the extent such supple-ment, amendment or modification, among other things, cures an ambiguity or subjects other collateral to the lien of the Collater-al Agency Agreement and (ii) each Indenture Trustee may consent to any modification or amendment of, addition to or deletion from the Collateral Agency Agreement or applicable Indenture if such modification, amendment, addition or deletion does not materially adversely affect the interests of the Noteholders represented by such Indenture Trustee. Without the consent of each Noteholder in an affected Class of Notes, the Collateral Agent may not agree to any amendments or modifications of any of the Liquidity Agreements which are materially adverse to the Noteholders. Without the consent of each Noteholder in an affected Class of Notes and, if required by the Liquidity Agreements, the applicable Liquidity Provider, no amendment or modification of the applicable Indenture may, among other things, (i) reduce the percentage of the aggregate principal amount of the Notes of such Class necessary to modify or amend any provision of such Indenture or other Operative Document or to waive compliance therewith, (ii) reduce the principal amount of or interest payable on such Note or extend the time when any such principal or interest is due and payable or otherwise affect the terms of payment of such Note or (iii) make such Note payable in a currency other than U.S. dollars. Without the consent of each Noteholder in an affected Class and each applicable Liquidity Provider, no amendment or modification of the Collateral Agency Agreement may, among other things, modify certain provisions of the Collateral Agency Agreement relating to the distribution of principal, interest or premium or other monies received or realized by the Collateral Agent from the Collateral.

     USAir may from time to time be a Noteholder with respect to any of the Notes, but shall not be entitled to vote such Notes in respect of any matters coming before Noteholders.

Certain Payments to Noteholders
- -------------------------------

     (a) No payment or distribution shall be made on or in respect of any obligation owed to a Noteholder under the Operative Documents, including any payment or distribution of cash, property or securities after commencement of a bankruptcy case involving USAir, except directly to the Collateral Agent for application as provided in the Collateral Agency Agreement. See "-Redemption" and "-Priority of Distributions."

     (b) In the event that a Noteholder shall receive any payment or distribution on or in respect of any such obligation which it is not entitled to receive under the applicable Indenture or the Collateral Agency Agreement, it will hold any amount so received in trust for the Senior Holders (as defined below) and will forthwith turn over such payment to the Collateral Agent in the form received to be applied or held as provided in the Collateral Agency Agreement. See "-Redemption" and "-Priority of Distributions."

     (c) In connection with any foreclosure sale of all or any part of the Collateral, no Noteholder may "bid-in" or purchase any part of such Collateral with any Notes held by such Noteholder unless prior to or contemporaneously with any such purchase by such Noteholder, the obligations owed to the Senior Holders under the Operative Documents have been or are being paid in full in dollars and in immediately available funds (or in such other form as shall be acceptable to the Senior Holders).

     (d) Each Noteholder (and the applicable Indenture Trustee on behalf of such Noteholder) shall be entitled to receive and retain any and all amounts paid or payable to such Noteholder with the proceeds of an Interest Advance under the Liquidity Facilities or a withdrawal from the Cash Collateral Account to the extent permitted by the terms of the Collateral Agency Agreement. See "-Redemption" and "-Priority of Distribution."

     The term "Senior Holder" means, until the Liquidity Obliga-tions (as defined in Appendix A to the Collateral Agency Agreement) have been paid in full and the commitment to make advances under the Liquidity Facilities and the Liquidity Agreements has expired or terminated, the Liquidity Providers, and (i) with respect to the Class B Noteholders, thereafter, until the Class A Obligations (as defined in Appendix A to the Collateral Agency Agreement) have been paid in full, the Class A Noteholders and (ii) with respect to the

Class C Noteholders, thereafter, until the Class A and the Class B Obligations (as defined in Appendix A to the Collateral Agency
Agreement) have been paid in full, the Class A Noteholders and the Class B Noteholders.


Collateral Agency Agreement
- ---------------------------

Registration, Possession, Leasing
- ---------------------------------

     USAir may lease an Aircraft to any United States certificated air carrier or to foreign air carriers duly organized and operating pursuant to a license issued under the laws of certain countries with which the United States government maintains normal diplomatic relations (and Taiwan) (such United States and foreign air carriers being the "Permitted Air Carriers"). In addition, subject to certain limitations, USAir may lease any of the Aircraft to foreign air carriers that are not Permitted Air Carriers and may transfer possession of an Aircraft other than by lease, including transfers in connection with normal interchange and pooling arrangements with any air carrier, charters, transfers to the United States govern-ment or foreign governments and transfers in connection with maintenance or modifications. If the Aircraft are leased or the possession is otherwise transferred, such Aircraft will remain subject to the lien of the Collateral Agency Agreement.

     USAir is required, except under certain circumstances, to keep each Aircraft registered under the Act. The Collateral Agency Agreement under the Act. Such recordation of the Collateral Agency Agreement (including Collateral Agency Agreement supplements) provided the Collateral Agent a perfected security interest in the related Aircraft whenever it is located in the United States or any of its territories and possessions; the Convention provides that such security interest will also be recognized, with certain limited exceptions, in those jurisdictions that have ratified or adhere to the Convention. Although USAir has no current intention to do so, USAir will have the right, subject to certain conditions, at its own expense to register any Aircraft in countries other than the United States. Prior to any such change in the jurisdiction of registry, the Collateral Agent shall have received an opinion of counsel that, among other things, the Collateral Agency Agreement and the Collateral Agent's right to repossession thereunder are valid and enforceable under the laws of such country in each case subject, in certain cases, to certain filings, recordations or other actions. Subject to certain limitations, each Aircraft may also be operated by USAir or under lease or interchange arrange-ments in countries that are not parties to the Convention. The extent to which the related Collateral Agent's security interest would be recognized in an Aircraft located in a country that is not a party to the Convention, and the extent to which such security interest would be recognized in a jurisdiction adhering to the Convention if the Aircraft is registered in a jurisdiction not a party to the Convention, is uncertain. Moreover, in the case of a Collateral Access Event, the ability of the Collateral Agent to realize upon its security interest in an Aircraft could be adversely affected as a legal or practical matter if such Aircraft were registered or located outside the United States.


Liens
- -----

     The Aircraft will be maintained by USAir free of any liens, other than the rights of the Collateral Agent and certain limited liens permitted under the Collateral Agency Agreement, including liens for taxes either not yet due and payable or being contested in good faith; suppliers', mechanics' and other similar liens arising in the ordinary course of business and either not yet due and payable or being contested in good faith; judgment liens whose enforcement has been stayed; salvage and similar rights of insurers of the Aircraft; and any other lien with respect to which USAir shall have provided a bond or other security in an amount and under terms reasonably satisfactory to the Collateral Agent.


Insurance
- ---------

     USAir will, at its expense, maintain or cause to be maintained all-risk aircraft hull insurance covering the Aircraft, and, to the extent available at reasonable cost, all-risk property damage insurance covering engines and parts while temporarily removed from an Aircraft pending replacement, at all times in an amount not less than the sum of (i) the aggregate outstanding principal amount of the Notes and (ii) the scheduled amount of interest payable on the Notes on the next Interest Payment Date. During any period when an Aircraft is on the ground and not in operation USAir may carry or cause to be carried in lieu of the insurance required by the previous sentence, insurance otherwise conforming with the provisions of said sentence except that the scope of the risks covered and the type of insurance shall be the same as are from time to time applicable to aircraft owned or leased by USAir of the same type as such Aircraft similarly on the ground and not in operation, provided that in all cases full amounts shall not be less than that described in the immediately preceding sentence.
All policies covering loss of or damage to an Aircraft shall be made payable to the Collateral Agent for any loss in excess of $5,000,000. USAir may self-insure a portion of these risks, but in no case will the self-insurance with respect to all of the aircraft in USAir's fleet (including the Aircraft) exceed the lesser of 50% of the largest replacement value of any single aircraft in USAir's fleet or 1-1/2% of the average aggregate insurable value (during the preceding calendar year) of all aircraft on which USAir carries insurance, unless an insurance broker of national standing selected by USAir and reasonably satisfactory to the Collateral Agent shall certify that the standard among all other major United States airlines is a higher level of self-insurance, in which case USAir may self-insure to such higher level. In addition, USAir will, at its expense, maintain or cause to be maintained comprehensive airline liability (including, without limitation, passenger, contractual, bodily injury and property damage liability) insurance (exclusive of manufacturer's product liability insurance) and cargo liability insurance with respect to each Aircraft (i) in amounts that are not less than the comprehensive airline liability insurance as is from time to time applicable to aircraft owned and operated by USAir of the same type as such Aircraft and (ii) of the types and covering the same risks as are from time to time applicable to aircraft owned or operated by USAir of the same type as such Aircraft and which is maintained in effect with insurers of recognized responsibility; provided that USAir need not maintain cargo liability insurance, or may maintain such insurance in an amount less than that specified above for the respective Aircraft as long as the amount of cargo liability insurance, if any, maintained with respect to such Aircraft is the same as the cargo liability insurance, if any, maintained for other aircraft of the same model as such Aircraft owned or operated by USAir. During any period when an Aircraft is on the ground and not in operation USAir may carry or cause to be carried, in lieu of the insurance required by the previous sentence, insurance otherwise conforming with the provisions of said sentence except that the amounts of coverage shall not be required to exceed the amounts of comprehensive airline liability insurance, and the scope of risks covered and type of insurance shall be the same, as are from time to time in effect with respect to aircraft owned or leased by USAir of the same type as such Aircraft similarly on the ground and not in operation. USAir may also self-insure a portion of these risks by means of a deductible or premium adjustment provisions subject to the same limitations described above for insurance for risks of loss or damage to such Aircraft. USAir is also permitted a deductible per occurrence not in excess of the prevailing standard market deductible for similar aircraft. The Collateral Agent, the Indenture Trustees and the Liquidity Providers will each be named as additional insured parties under all liability insurance policies required with respect to the Aircraft. In addition, the insurance policies will provide that, in respect of the respective interests of the Collateral Agent, the Indenture Trustees and the Liquidity Providers, the insurance shall not be invalidated by any action or inaction of USAir and shall insure the respective interests of the Collateral Agent, the Indenture Trustees and the Liquidity Providers as they appear, regardless of any breach or violation of any warranty, declaration or condition contained in such policies by USAir. If and to the extent that USAir or a lessee operates an Aircraft (A) on routes where it maintains war risk insurance in effect with respect to other similar equipment, or (B) on routes other than routes within or between the United States, Canada, Mexico, Bermuda and islands other than Cuba in the Caribbean Basin where the custom in the industry is to carry such insurance, USAir or such lessee shall maintain such insurance with respect to the Aircraft in an amount not less than the lesser of the aggregate unpaid principal of, together with accrued interest on, a ratable portion of the Notes of all Classes (based on the initial Appraised Value of such Aircraft) and the amount of such insurance customarily carried by corporations engaged in the same or similar business similarly situated with USAir and with respect to similar equipment on similar routes; provided that if the requirement to maintain war risk insurance arises solely by reason of clause (A) of this sentence, such insurance shall be maintained in an amount not less than that maintained by USAir or such lessee on other similar aircraft in its fleet. Unless an Aircraft is operated or used under a contract with the United States government pursuant to which the United States government assumes liability for damage or loss to such Aircraft and to other property or persons, USAir may not operate or locate any Aircraft outside the United States and Canada (i) in any war zone or recognized or, in USAir's reasonable judgment, threatened area of hostilities, unless such Aircraft is fully covered by war risk insurance, or (ii) in any area excluded from the insurance coverage required under the Collateral Agency Agreement. Insurance proceeds, if any, held from time to time by the Collateral Agent with respect to any Aircraft, prior to the distribution thereof, will be invested and reinvested by the Collateral Agent at the direction of USAir (except after the occurrence and during the continuance of a Collateral Access Event) in certain investments described in the Collateral Agency Agree-ment. The net amount of any loss resulting from any such invest-ments will be paid by USAir.

Events of Loss
- --------------

     If an Event of Loss occurs with respect to an Aircraft, USAir shall either redeem a pro rata amount of the outstanding principal amount of the Notes or USAir shall subject a replacement aircraft to the lien created by the Collateral Agency Agreement. In the event USAir elects to replace an Aircraft, it must do so within 120 days of the Event of Loss with a Boeing 757 aircraft of the same or a more advanced model having a value and utility at least equal to, and in as good operating condition and repair and as airworthy as, the Aircraft subject to the Event of Loss, assuming such Aircraft was in the condition and repair required by the Collateral Agency Agreement immediately prior to the occurrence of the Event of Loss. In the event USAir elects not to replace such Aircraft, USAir is required to redeem, not later than 165 days after the occurrence of such Event of Loss, a pro rata amount (based on the ratio borne by the initial Appraised Value of such Aircraft to the initial Aggregate Appraised Value) of the outstanding principal amount of the Notes together with accrued and unpaid interest thereon. Upon such payment the lien of the Collateral Agency Agreement with respect to such Aircraft shall terminate. The payments made by USAir shall be deposited with the Collateral Agent.

     If an Event of Loss occurs with respect to an Engine (as defined in the Collateral Agency Agreement) alone, USAir shall replace such Engine with another engine of the same or an improved model of the same or another manufacturer and suitable for installation and use on the Aircraft.

     An Event of Loss with respect to the Aircraft or Engine means any of the following events: (i) payment of an insurance settlement with respect to such property on the basis of an actual or constructive total loss; (ii) destruction or damage beyond repair; provided that if it is not clear whether damage constitutes damage beyond repair, an Event of Loss will be deemed to occur when it is determined by USAir that such damage is beyond repair; (iii) theft or disappearance for a period in excess of 120 days, unless the location of the Aircraft is known and USAir is diligently pursuing its recovery; (iv) the condemnation or taking of title to such Aircraft by the United States government or any foreign government or instrumentality or agency thereof; (v) the requisition or taking of use of such Aircraft or airframe by a foreign government or instrumentality or agency for a continuous period of more than six months; (vi) with respect to an Engine only, the requisition for use by any government or the divestiture of title resulting from the installation of such Engine on an airframe leased to USAir or purchased by USAir subject to a conditional sale agreement; or
(vii) "grounding" of such Aircraft for a period of twelve consecu-tive months (or such shorter period determined by USAir) due to an action by a governmental body, unless prior to the expiration of such period USAir is diligently carrying forward all necessary steps to permit normal use or in any event, if such "grounding" is for a period of more than 24 consecutive months.


Indemnification
- ---------------

     Subject to certain exceptions, USAir has agreed to indemnify the Collateral Agent, the Liquidity Providers and the Indenture Trustees for certain liabilities, losses, fees and expenses and for certain other matters arising out of the transactions described herein or relating to the Aircraft.


The Indenture Trustees
- ----------------------

     Wilmington Trust Company is the Indenture Trustee under each of the Indentures. USAir and its affiliates may from time to time enter into banking and trustee relationships with the Indenture Trustees and their affiliates. Wilmington Trust Company and its affiliates may hold Notes in their own names. The Indenture Trustee's address is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention: Corporate Trust Administration. For purposes of meeting the legal requirements of any jurisdictions in which any part of the Collateral may at the time be located, each of the Indenture Trustees will have the power to appoint a co-trustee or separate trustee of all or any part of the Collateral. To the extent permitted by law, all rights, powers, duties and obligations conferred or imposed upon such Indenture Trustee will be conferred or imposed upon and exercised or performed by such Indenture Trustee and such separate trustee or co-trustee jointly, or, in any jurisdiction in which such Indenture Trustee will be incompetent or unqualified to perform certain acts, singly upon such separate trustee or co-trustee who shall exercise and perform such rights, powers, duties and obligations solely at the direction of such Indenture Trustee. Any Indenture Trustee may resign at any time, in which event a successor Indenture Trustee will be appointed as provided in the applicable Indenture. USAir may also remove any Indenture Trustee, if such Indenture Trustee ceases to be eligible to continue as such under the applicable

Indenture or if the Indenture Trustee becomes insolvent. In such circumstances, a successor Indenture Trustee will be appointed as provided in the applicable Indenture. Any resignation or removal of any Indenture Trustee and appointment of a successor Indenture Trustee will not become effective until acceptance of the appoint-ment by the successor Indenture Trustee.

     The Indenture Trustee has not participated in the preparation of this Prospectus and assumes no liability for its contents.


The Collateral Agent
- --------------------

     Wilmington Trust Company is the Collateral Agent under the Collateral Agency Agreement. USAir and its affiliates may from time to time enter into banking and trustee relationships with the Collateral Agent and its affiliates. Wilmington Trust Company and its affiliates may hold Notes in their own names. The Collateral Agent's address is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention: Corporate Trust Administration.

     For purposes of meeting the legal requirements of any jurisdictions in which any part of the Collateral may at the time be located, the Collateral Agent will have the power to appoint a co-trustee or separate trustee of all or any part of the Collater-al. To the extent permitted by law, all rights, powers, duties and obligations conferred or imposed upon the Collateral Agent will be conferred or imposed upon and exercised or performed by the Collateral Agent and such separate trustee or co-trustee jointly, or, in any jurisdiction in which the Collateral Agent will be incompetent or unqualified to perform certain acts, singly upon such separate trustee or co-trustee who shall exercise and perform such rights, powers, duties and obligations solely at the direction of the Collateral Agent.

     The Collateral Agent may resign at any time, in which event a successor Collateral Agent will be appointed as provided in the Collateral Agency Agreement. The Liquidity Providers and the Indenture Trustees, acting together, may remove the Collateral Agent. USAir may also remove the Collateral Agent. In such circumstances, a successor Collateral Agent will be appointed as provided in the Collateral Agency Agreement. Any resignation or removal of the Collateral Agent and appointment of a successor Collateral Agent will not become effective until acceptance of the appointment by the successor Collateral Agent.

     The Collateral Agent has not participated in the preparation of this Prospectus and assumes no liability for its contents.


Governing Law
- -------------

     Each Indenture, the Old Notes, the Collateral Agency Agree-ment, the Liquidity Facilities and the Registration Rights
Agreement are governed by, and construed in accordance with, New
York State law. The New Notes will be governed by, and construed in accordance with, New York State law.


                       PLAN OF DISTRIBUTION
                       --------------------

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such New Notes were acquired as a result of market-making activities or other trading activities. USAir will, for a period of 90 days after the Expiration Date, make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     USAir will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or conces-sions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the

Securities Act. The Letter of Transmittal states that by acknowl-edging that it will deliver and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwrit-er" within the meaning of the Securities Act.

     For a period of 90 days after the Expiration Date, USAir will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. USAir has agreed in the Registration Rights Agreement to pay all expenses incident to the Exchange Offer other than commissions or conces-sions of any brokers or dealers and to indemnify any broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer as a result of market making or other trading activities against certain liabilities including liabilities under the Securities Act.

             UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
             ---------------------------------------------

     The following summary describes certain United States federal income tax consequences of the exchange of Old Notes for New Notes as of the date hereof. Except where noted, it deals only with New Notes held as "capital assets" and does not deal with special situations, such as those of dealers in securities, financial institutions, life insurance companies or foreign holders. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986 (the "Code") and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. Persons considering the exchange of Old Notes for New Notes should consult their own tax advisors concerning the federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.


Exchange of Notes
- -----------------

     The exchange of Old Notes for New Notes in the Exchange Offer should not constitute a taxable event to Noteholders. Consequent-ly, no gain or loss should be recognized by a Noteholder upon receipt of a New Note, the holding period of the New Note should include the holding period of the Old Note and the basis of the New Note should be the same as the basis of the Old Note immediately before the exchange.

                           LEGAL MATTERS
                           -------------

     The validity of the New Notes will be passed upon for USAir by Lawrence M. Nagin, Executive Vice President-Corporate Affairs and General Counsel of USAir. Mr. Nagin's compensation arrangements with USAir are discussed in "Management-Compensation of Executive Officers."


                       INDEPENDENT AUDITORS
                       --------------------

     The consolidated financial statements of USAir as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein.

                            EXPERTS
                            -------

     The references to AirClaims, AISI, and BK, and to their respective appraisal reports, each dated December 31, 1995, are included herein in reliance upon the authority of each such firm as an expert with respect to the matters contained in its appraisal report.

                                     USAir, Inc.
                          Consolidated Financial Statements
                          ---------------------------------
USAir, Inc.
Condensed Consolidated Statements of Operations
Three Months Ended March 31, 1996 and 1995 (unaudited)
- ------------------------------------------------------
(in thousands)
- --------------

                                              1996                     1995
                                         -------------             -------------
Operating Revenues
     Passenger transportation            $  1,551,579              $  1,486,590
     Cargo and freight                         37,308                    40,071
     Other                                    150,728                   137,829
                                         -------------             -------------
          Total Operating Revenues          1,739,615                 1,664,490

Operating Expenses
     Personnel costs                          713,751                   693,564
     Aviation fuel                            155,795                   155,637
     Commissions                              123,535                   134,924
     Aircraft rent                            102,415                   100,831
     Other rent and landing fees               96,357                   102,004
     Aircraft maintenance                      86,539                    74,927
     Depreciation and amortization             77,738                    83,659
     Other, net                               392,395                   369,248
                                         -------------              ------------
          Total Operating Expenses          1,748,525                 1,714,794
                                         -------------              ------------
                                         [table continued on following page]

                             - 217 -


Operating Income (Loss)                       (8,910)                  (50,304)

Other Income (Expense)
     Interest income                           13,410                     7,154
     Interest expense                         (71,447)                  (73,105)
     Interest capitalized                       1,449                     4,165
     Other, net                                10,860                    10,266
                                         --------------           ---------------
         Other Income (Expense), Net          (45,728)                  (51,520)
                                         --------------           ---------------
Income (Loss) Before Taxes                    (54,638)                 (101,824)

Income Tax Provision (Credit)                     292                       -
                                         --------------           ---------------
     Net Income (Loss)                   $    (54,930)            $    (101,824)
                                         ==============           ===============


See accompanying Note to condensed consolidated financial statements.


USAir, Inc.
Condensed Consolidated Balance Sheets
March 31, 1996 (unaudited) and December 31, 1995
- ------------------------------------------------
(dollars in thousands except per share amount)
- ----------------------------------------------
                                        March 31,          December 31,
             ASSETS                       1996                  1995
- ---------------------------------    ----------------     ----------------
Current Assets
- --------------
     Cash and cash equivalents        $    782,712          $    879,613
     Short-term investments                 45,487                19,831
     Receivables, net                      444,680               321,755
     Materials and supplies, net           213,359               222,245
     Prepaid expenses and other            120,647                97,922
                                      ------------          ------------
          Total  current assets          1,606,885             1,541,366

Property and Equipment
- ----------------------
    Flight equipment                     4,998,231             5,021,520
    Ground property and equipment        1,056,173             1,052,706
    Less accumulated depreciation
        and amortization                (2,259,371)           (2,222,814)
                                       -----------           -----------
                                         3,795,033             3,851,412
    Purchase deposits                       24,361                17,026
                                       -----------           -----------
          Property and equipment, net    3,819,394             3,868,438

                               [table continued on following page]

                             - 219 -


Other Assets
- ------------
    Goodwill, net                          506,550              510,562
    Other intangibles, net                 312,792              312,539
    Other assets, net                      611,833              590,622
                                      ------------          -----------
          Total other assets             1,431,175            1,413,723
                                      ------------          -----------
                                      $  6,857,454          $ 6,823,527
                                      ============          ===========

       LIABILITIES AND STOCKHOLDER'S EQUITY
       ------------------------------------

Current Liabilities
- -------------------
    Current maturities of
          long-term debt              $     83,874          $    77,496
    Accounts payable                       301,061              325,079
    Payable to parent company              176,122              100,344
    Traffic balances payable
          and unused tickets               875,442              638,019
    Accrued expenses                     1,308,529            1,435,194
                                      ------------         ------------
          Total current liabilities      2,745,028            2,576,132

                             [table continued on following page]





                             - 220 -




Long-term Debt, Net of Current
Maturities
- -----------------------------------
Long-term debt                           2,657,587            2,674,376
Note payable - parent company                  -                 67,556
    Total Long-term debt, net of
                                      --------------       --------------
          current maturities             2,657,587            2,741,932

Deferred Credits and Other Liabilities
- --------------------------------------
    Deferred gains, net                    376,392              382,995
    Postretirement benefits other
          than pensions, non-current     1,034,176            1,015,373
    Non-current employee benefit
          liabilities and other            410,374              418,268
                                       -----------          -----------
            Total deferred credits
              and other liabilities      1,820,942            1,816,636

Stockholder's Equity (Deficit)
- ------------------------------
Common stock, par value $1 per share,
  authorized 1,000 shares,
  issued and outstanding 1,000 shares            1                    1
Paid-in capital                          2,416,131            2,416,131
Retained earnings (deficit)             (2,704,240)          (2,649,310)
Adjustment for minimum
    pension liability                      (77,995)             (77,995)
                                      --------------        -------------
  Total stockholder's equity (deficit)    (366,103)             (311,173)
                                      --------------        -------------
                                      $  6,857,454           $ 6,823,527
                                      ==============        =============
See accompanying Notes to condensed consolidated financial statements.
                             - 221 -

USAir, Inc.
Condensed Consolidated Statements of Cash Flows
Three Months Ended March 31, 1996 and 1995 (unaudited)           (in thousands)


                                                                1996             1995
                                                            ------------     --------------
Cash and cash equivalents beginning of period               $    879,613     $    428,925

Cash flows from operating activities
Net income (loss)                                                (54,930)        (101,824)
Adjustments to reconcile net income (loss) to cash provided
 by (used for) operating activities
       Depreciation and amortization                              77,738           83,659
       Loss (gain) on disposition of property                      3,466           (1,329)
       Amortization of deferred gains and credits                 (6,603)          (6,603)
       Other                                                      (3,448)          (1,876)
       Changes in certain assets and liabilities

       Decrease (increase) in receivables                       (122,925)        (119,762)
       Decrease (increase) in materials, supplies,
         prepaid expenses and intangible pension assets          (11,564)         (13,675)
       Increase (decrease) in traffic balances payable
         and unused tickets                                      237,423          161,493
       Increase (decrease) in accounts payable and
         accrued expenses                                       (150,880)         (16,575)
       Increase (decrease) in postretirement benefits
         other than pensions, non-current                         18,803           17,174
       Net cash provided by (used for)
         operating activities                                    (12,920)             682

                               [table continued on following page]
                             - 222 -



Cash flows from investing activities
    Aircraft acquisitions and purchase deposits, net              (3,385)         (20,531)
    Additions to other property                                  (27,979)         (17,337)
    Proceeds from disposition of property                          3,483           36,617
    Change in short-term investments                             (25,695)               -
    Change in restricted cash and investments                        985            2,565
    Other                                                        (11,903)             177
                                                               -----------       -----------

    Net cash provided by (used for) investing activities         (64,494)           1,491

Cash flows from financing activities
    Issuance of debt                                             103,002                -
    Reduction of debt                                           (122,489)         (15,240)
                                                                ----------       -----------
    Net cash provided by (used for) financing activities         (19,487)         (15,240)
                                                                ----------       -----------
Net increase (decrease) in cash and cash equivalents             (96,901)         (13,067)
                                                                ----------       -----------
Cash and cash equivalents end of period                        $ 782,712        $ 415,858
                                                                ==========       ===========
Noncash investing and financing activities
    Issuance of debt - refinancing of debt
        secured by aircraft                                    $ 159,998        $       -
                                                                ==========       ===========

    Reduction of debt - refinancing of debt
        secured by aircraft                                    $ 154,422          $       -
                                                                =========           ========

                              [table continued on following page]

                             - 223 -



    Reduction of parent company debt -
        aircraft acquisitions                                  $  68,641          $       -
                                                                =========           ========
   Issuance of debt - aircraft acquisitions                    $   4,585          $ 101,215
                                                                =========           ========
    Underwriter's fees - refinancing of debt
        secured by aircraft                                    $   2,488          $       -
                                                                =========           ========

See accompanying Notes to condensed consolidated financial statements.

























                             - 224 -



USAir, Inc.
Note to Condensed Consolidated Financial Statements
(Unaudited)

1.  Basis of Presentation
    ---------------------

     The accompanying Condensed Consolidated Financial Statements include the accounts of USAir and its wholly-owned subsidiary USAM
Corp. USAir is a wholly-owned subsidiary of USAir Group.

     Management believes that all adjustments necessary for a fair statement of results have been included in the Condensed Consoli-dated Financial Statements for the interim periods presented, which are unaudited. All significant intercompany accounts and transac-tions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain 1995 amounts have been reclassified to conform with 1996 classifications.

     These interim period Condensed Consolidated Financial
Statements should be read in conjunction with the audited Consoli-dated Financial Statements that follow for the year ended December
31, 1995.


                 Independent Auditors' Report


The Stockholder and Board of Directors
USAir, Inc.:

We have audited the consolidated balance sheets of USAir, Inc. and subsidiary ("USAir") as of December 31, 1995 and 1994, and the related consolidated statements of operations, cash flows, and changes in stockholder's equity (deficit) for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of USAir's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USAir, Inc. and subsidiary as of December 31, 1995 and 1993, and the results of their operations and their cash flows for the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 9 to the consolidated financial statements, effective January 1, 1993, USAir changed its method of accounting for postemployment benefits.

                                            KPMG Peat Marwick LLP
Washington, D. C.
February 28, 1996


USAir, Inc.
Consolidated Statements of Operations
Years Ended December 31,
(in thousands)


                                                1995            1994            1993
- ----------------------------               ------------     ------------    -------------

Operating Revenues
  Passenger transportation                  $6,267,762       $5,922,223      $ 6,081,788
  Cargo and freight                            153,651          160,364          170,500
  Other                                        563,463          496,006          370,760
                                             ---------        ---------       ----------
    Total operating revenues                 6,984,876        6,578,593        6,623,048

Operating Expenses
  Personnel costs                            2,751,437        2,753,269        2,698,039
  Aviation fuel                                605,027          642,305          677,859
  Commissions                                  527,058          549,192          559,793
  Aircraft rent                                398,063          521,395          431,616
  Other rent and landing fees                  388,866          422,190          431,591
  Aircraft maintenance                         295,594          335,791          308,890
  Depreciation and amortization                337,066          387,211          325,214
  Other, net                                 1,447,114        1,484,212        1,339,152
                                             ---------        ---------       ----------
    Total operating expenses                 6,750,225        7,095,565        6,772,154
                                             ---------        ---------       ----------
    Operating income (loss)                    234,651         (516,972)        (149,106)


                                     [table continued on following page]
                             - 227 -

Other Income (Expense)
  Interest income                               51,122           28,044           24,794
  Interest expense                            (301,923)        (285,846)        (238,628)
  Interest capitalized                           8,781           13,760           17,754
  Other, net                                    44,767           44,831          (29,862)
                                              ---------        ---------        ---------
    Other income (expense), net               (197,253)        (199,211)        (225,942)
                                              ---------        ---------        ---------
Income (loss) before taxes and cumulative
   effect of accounting changes                 37,398         (716,183)        (375,048)

Income tax provision (credit)                    4,408                -                -
                                              ---------        ---------        ---------
Income (loss) before cumulative effect
   of accounting changes                        32,990         (716,183)        (375,048)

Cumulative effect of change in method of
  accounting for postemployment benefits
  in 1993                                           -                -           (43,749)
                                              ----------       ----------       ----------
    Net income (loss)                        $  32,990       $ (716,183)      $ (418,797)
                                              ==========       ==========       =========

See accompanying Notes to consolidated financial statements.









                             - 228 -





USAir, Inc.
Consolidated Balance Sheets
December 31,                            (dollars in thousands except per share amount)

                                                1995                 1994
                                                ----                 ----
                  ASSETS
Current Assets
  Cash and cash equivalents                  $  879,613          $   428,925
  Short-term investments                         19,831               22,133
  Receivables, net                              321,755              326,012
  Materials and supplies, net                   222,245              238,481
  Prepaid expenses and other                     97,922               77,111
                                              ---------            ---------
    Total current assets                      1,541,366            1,092,662
Property and Equipment
  Flight equipment                            5,021,520            4,914,776
  Ground property and equipment               1,052,706            1,040,329
  Less accumulated depreciation
         and amortization                    (2,222,814)          (2,006,041)
                                              ---------            ---------
                                              3,851,412            3,949,064
    Purchase deposits                            17,026              195,701
                                              ---------            ---------
    Property and equipment, net               3,868,438            4,144,765
Other Assets
  Goodwill, net                                 510,562              526,615
  Other intangibles, net                        312,539              319,229
  Other assets, net                             590,622              592,689
                                              ---------            ---------
    Total other assets                        1,413,723            1,438,533
                                              ---------            ---------
                                             $6,823,527           $6,675,960
                                              =========            =========






        LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current Liabilities
  Current maturities of long-term debt       $   77,496           $   80,714
  Accounts payable                              325,079              263,243
  Payable to parent company                     100,344               85,175
  Traffic balances payable and
        unused tickets                          638,019              591,154
  Accrued expenses                            1,435,194            1,297,574
                                              ----------           ----------
    Total current liabilities                 2,576,132            2,317,860
Long-Term Debt, Net of Current Maturities
  Long-term debt                              2,674,376            2,849,488
  Note payable - parent company                  67,556                    -
                                              ---------            ---------
    Total long-term debt, net of
       current maturities                     2,741,932            2,849,488
Deferred Credits and Other Liabilities
  Deferred gains, net                           382,995              409,091
  Postretirement benefits other than
       pensions, non-current                  1,015,373              958,706
  Non-current employee benefit liabilities
       and other                                418,268              414,000
                                              ---------            ---------
    Total deferred credits and
       other liabilities                      1,816,636            1,781,797

Stockholder's Equity (Deficit)
Common stock, par value $1 per share,
   authorized 1,000 shares, issued and
   outstanding 1,000 shares                           1                    1
   Paid-in capital                            2,416,131            2,416,131
   Retained earnings (deficit)               (2,649,310)          (2,682,300)
  Adjustment for minimum pension liabilit       (77,995)              (7,017)
                                              ---------            ---------
    Total stockholder's equity (deficit)       (311,173)            (273,185)
                                              ----------           ---------
                                             $6,823,527           $6,675,960
                                              =========            =========
See accompanying Notes to consolidated financial statements.

                             - 230 -

USAir, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31,                                    (in thousands)
                                                   1995          1994         1993
                                                   ----          ----         ----
Cash and cash equivalents beginning of year     $ 428,925      $ 367,835    $ 295,432
Cash flows from operating activities
  Net income (loss)                                32,990       (716,183)    (418,797)
  Adjustments to reconcile net income (loss)
  to cash provided by (used for) operating
  activities
    Depreciation and amortization                 337,066        387,211      325,214
    Loss (gain) on disposition of property        (16,654)       (16,671)      10,405
    Amortization of deferred gains and credits    (26,411)       (26,382)     (26,439)
    Other                                          (2,787)        (8,080)      26,052
    Changes in certain assets and liabilities
      Decrease (increase) in receivables            4,257        127,902      (59,916)
      Decrease (increase) in materials,
       supplies, prepaid expenses and intang-
       ible pension assets                        (68,415)        70,750       32,069
      Increase (decrease) in traffic balances
       payable and unused tickets                  46,865        (68,452)      37,178
      Increase (decrease) in accounts payable
       and accrued expenses                       214,707        326,855       80,838
      Increase (decrease) in postretirement
       benefits other than pensions, non-current   56,667         51,613       65,833
                                                  -------       ---------     --------
       Net cash provided by (used for) operating
        activities                                578,285        128,563       72,437
Cash flows from investing activities
  Aircraft acquisitions and purchase deposits,
  net                                             (61,689)       (46,022)    (125,981)
  Additions to other property                     (80,644)      (128,874)    (150,793)
  Proceeds from disposition of property           219,762         55,540      176,019
  Change in short-term investments                  2,430        (21,994)           -
  Change in restricted cash and investments        71,980          2,578      (14,221)
  Other                                            (1,134)         1,110       (4,378)
                                                  --------       --------     --------
       Net cash provided by (used for) investing
          activities                              150,705       (137,662)    (119,354)
Cash flows from financing activities
  Issuance of debt                                      -        172,156      329,556
  Reduction of debt                              (278,302)      (101,967)    (210,236)
                                                 --------       --------     --------
                                                [table continued on following page]
                             - 231 -


       Net cash provided by (used for)
          financing activities                   (278,302)        70,189      119,320
                                                 --------       --------     --------
Net increase (decrease) in cash and
   cash equivalents                               450,688         61,090       72,403
                                                 ---------       --------     --------
Cash and cash equivalents end of year           $ 879,613      $ 428,925    $ 367,835
                                                  ========       ========     ========
Noncash investing and financing activities
  Issuance of debt for aircraft acquisitions,
    net                                         $ 169,725      $ 224,614    $ 343,188
  Issuance of parent company debt for aircraft
    acquisitions                                $  68,640      $       -    $  76,094
  Issuance of debt for other property
    acquisitions                                $       -      $       -    $     669
  Reduction of debt-aircraft purchase
    deposits                                    $  70,837      $       -    $       -
  Reduction of debt-aircraft related            $       -      $       -    $  47,685
  Reduction of parent company debt applied
    to inter-company receivable                 $       -      $       -    $  79,539
  Aircraft acquisitions-transfer from
    affiliated company                          $       -      $   3,569    $  70,700
  Other property acquisitions-transfer
    from affiliated company                     $       -      $   7,925    $       -
  Aircraft dispositions - transfer to
    affiliated company                          $       -      $  81,913    $       -

Supplemental Information
  Cash paid during the year for interest,
   net of amounts capitalized                   $ 290,560      $ 254,199    $ 221,811
                                                 ========       ========     ========
  Cash received during the year for income
   tax refunds, net of taxes paid               $  (6,329)     $       -    $       -
                                                 ========       ========     ========
See accompanying Notes to consolidated financial statements.




USAir, Inc.
Consolidated Statements of Changes in Stockholder's Equity (Deficit)
Three Years Ended December 31, 1995
                                        (in thousands)

                                                                 Adjustment
                                                                     For
                                                   Retained        Minimum
                       Common      Paid-In         Earnings        Pension
                       Stock       Capital        (Deficit)      Liability         Total
                       ------      --------        ---------     ----------     ----------
Balance Dec. 31, 1992  $   1      $2,416,131     $(1,547,320)    $  (6,820)     $ 861,992

Net income (loss)          -               -        (418,797)            -       (418,797)

Adjustment for minimum
  pension liability        -               -               -       (35,144)       (35,144)
                         ---       ---------      ----------       -------         -------

Balance Dec. 31, 1993      1       2,416,131      (1,966,117)      (41,964)       408,051

Net income (loss)          -               -        (716,183)            -       (716,183)

Adjustment for minimum
  pension liability        -               -               -        34,947          34,947
                         ---       ---------      ----------       -------         -------

Balance Dec. 31, 1994      1       2,416,131      (2,682,300)       (7,017)      (273,185)

Net income (loss)          -               -          32,990             -          32,990



                             [table continued on following page]
                             - 233 -


Adjustment for minimum
  pension liability        -               -               -       (70,978)       (70,978)
                         ---       ---------      ----------       -------         -------

Balance Dec. 31, 1995   $  1      $2,416,131     $(2,649,310)     $(77,995)     $(311,173)
                         ===       =========       =========        ======        ========



See accompanying Notes to consolidated financial statements.




                           USAir, Inc.
           Notes to Consolidated Financial Statements
           ------------------------------------------

1.     Summary of Significant Accounting Policies
       ------------------------------------------

     (a)   Basis of Presentation and Nature of Operations
           ----------------------------------------------

     The accompanying consolidated financial statements include the accounts of USAir, Inc. ("USAir") and its wholly-owned subsidiary USAM Corp. ("USAM"). USAir is a wholly-owned subsidiary of USAir Group, Inc. ("USAir Group" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

     USAir is a major United States air carrier whose primary business is transporting passengers, property and mail. USAir operates predominantly in the eastern United States with primary hubs at the major airports in Pittsburgh, Pennsylvania, Charlotte, North Carolina, Philadelphia, Pennsylvania and at Baltimore/- Washington International Airport. USAir also maintains significant operations at the major airports in Boston, Massachusetts, New York, New York and Washington, D.C. USAir enplaned more than 57 million passengers during 1995 and is currently the fifth largest domestic air carrier, as measured by revenue passenger miles ("RPMs").

     In the fourth quarter of 1995, USAir and a subsidiary of British Airways plc ("BA") formed Airline Technical Services, LLC ("ATS"), a Delaware limited liability company, offering joint aviation maintenance, and technical and engineering expertise in the Americas. ATS will receive a commission on the contracts it brokers for USAir and BA. USAir accounts for ATS using the equity method because it is owned equally by each parent company. No material activity occurred in 1995.

     At December 31, 1992, USAM owned 11% of the Covia Partnership ("Covia") which owned and operated a computerized reservation system ("CRS"). In September 1993, Covia purchased the assets of the corporation that owned and operated the Galileo CRS which provided services to travel agent subscribers in Europe. Covia was immediately separated into three new entities and, as a result, USAM owns 11% of the Galileo International Partnership which owns and operates the Galileo CRS, approximately 11% of the Galileo Japan Partnership which markets the Galileo CRS in Japan and approximately 21% of the Apollo Travel Services Partnership which markets the Galileo CRS in the U.S. and Mexico. USAM accounts for these investments using the equity method because it is represented on the board of directors of each of the partnerships and therefore participates in policy making processes.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain 1994 and 1993 amounts have been reclassified to conform with 1995 classifications.

     (b)  Cash and Cash Equivalents and Short-Term Investments
          ----------------------------------------------------

     For financial statement purposes, USAir considers all highly liquid investments purchased within three months of maturity to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates market value. Short-term investments consist of certificates of deposit and commercial paper purchased with maturities greater than three months but less than one year. Short-term investments are stated at cost plus accrued interest, which approximates market value.

     (c)  Materials and Supplies
          ----------------------

     Inventories of materials and supplies are valued at average cost and are charged to operations as consumed. An allowance for obsolescence is provided for flight equipment expendable and repairable parts.

      (d)  Property and Equipment
          ----------------------

     Property and equipment is stated at cost or, if acquired under capital leases, at the lower of the present value of minimum lease payments or fair market value at the inception of the lease. Maintenance and repairs, including the overhaul of aircraft components, are charged to operating expense as incurred and costs of major improvements are capitalized for both owned and leased assets. Interest related to deposits on aircraft purchase contracts and facility and equipment construction projects is capitalized as additional cost of the asset or as leasehold improvement if the asset is leased. Depreciation and amortization for principal asset classifications is provided on a straight-line basis to estimated residual values over estimated depreciable lives. USAir periodical ly reviews estimated depreciable lives and residual values for reasonableness and revises its estimates, if necessary.

                                    Depreciable
         Assets                        Lives      Residual Values
         ------                     -----------   ---------------
                                      (years)      (in millions)
Aircraft
  Boeing 767-200ER                      20             $14.0
  Boeing 757-200                        20               8.0
  Boeing 737-300/400                    20               7.5
  Boeing 737-200                       5-17            0.6-5.0
  McDonnell Douglas MD-80               20               7.5
  Douglas DC-9-30                       17               3.0
  Fokker 100                            20               5.0
  Fokker F28-4000                        8               2.0
  Fokker F28-1000                        6               1.0
  Turboprop aircraft                    15               1.5
  Improvements to leased aircraft  life of lease           -

Ground property, equipment and        1-10 or
  leasehold improvements           life of lease           -

Buildings                               30                 -


     Property acquired under capital lease is amortized on a straight-line basis over the term of the lease and charged to Depreciation and Amortization Expense. When property and equipment is sold or retired, the cost and accumulated depreciation is removed from the accounts and any gain or loss recognized as Other
Income (Expense).


     (e)  Goodwill and Other Intangibles
          ------------------------------

     Goodwill, the cost in excess of fair value of identified net assets acquired, is being amortized on a straight-line basis over 40 years. The $629 million goodwill resulting from the acquisition of Pacific Southwest Airlines ("Pacific Southwest") and Piedmont Aviation, Inc. ("Piedmont Aviation"), both in 1987, is being amortized as Depreciation and Amortization Expense. Accumulated amortization at December 31, 1995 and 1994 related to the Pacific Southwest and Piedmont Aviation acquisitions was $128 million and $113 million, respectively. The $11 million goodwill resulting from USAM's CRS investments is being amortized as other non-operating expense, consistent with the classification of income or loss on the investments. USAM's related accumulated amortization at December 31, 1995 and 1994 was approximately $2 million. USAir evaluates whether or not goodwill is impaired by comparing the goodwill balances with estimated future undiscounted cash flows which, in USAir's judgment, are attributable to the goodwill. This analysis is performed separately for the goodwill which resulted from each acquisition.

     Intangible assets consist mainly of purchased operating rights at various airports, purchased route authorities, capitalized software costs and the intangible assets associated with the underfunded amounts of certain pension plans. The operating rights, valued at purchase cost or appraised value if acquired from Pacific Southwest or Piedmont Aviation, are being amortized over periods ranging from ten to 25 years as Depreciation and Amortiza-tion Expense. The purchased route authorities are being amortized over 25 years as Depreciation and Amortization Expense. Capital-ized software costs are being amortized as Depreciation and Amortization Expense over five years, the expected period of benefit. Accumulated amortization related to intangible assets at December 31, 1995 and 1994 was $104 million and $80 million, respectively.

     Based on the most recent analyses, USAir believes that goodwill and other intangible assets were not impaired at Decem-ber 31, 1995.

     (f)  Other Assets, net
          -----------------

     Other Assets, net consists primarily of non-current pension assets, the unamortized balance of deferred compensation, restrict-ed cash and investments and a long-term receivable from BA. Deferred compensation resulted mainly from USAir's establishment of an Employee Stock Ownership Plan in 1989 (see Note 8.). Restricted cash and investments are deposits in trust accounts to collateral-ize letters of credit and workers' compensation policies and the long-term receivable from BA resulted from the relinquishment by USAir of two U.S. to London routes.

     In November 1995, USAir entered into a five-year transaction with a third party pursuant to which USAir agreed to pledge to such third party from time to time certain flight equipment and simulators as collateral for up to $70 million aggregate principal amount of letters of credit to be issued by the third party with respect to certain workers' compensation obligations of USAir. On December 15, 1995, USAir pledged ten aircraft to the third party, resulting in the release of $67.2 million in cash and securities that had been previously pledged by USAir to letter of credit providers.

     (g)  Deferred Gains on Sale and Leaseback Transactions
          -------------------------------------------------

     Gains on aircraft sale and leaseback transactions are deferred and amortized over the term of the leases as a reduction of rental expense.

     (h)  Passenger Revenue Recognition
          -----------------------------

     Passenger ticket sales are recognized as revenue when the transportation service is rendered or the ticket otherwise expires. At the time of sale, a liability is established (Traffic Balances Payable and Unused Tickets) and subsequently eliminated either through carriage of the passenger, through billing from another carrier which renders the service or by refund to the passenger. Approximately $31 million and $23 million of amounts owed to wholly-owned subsidiaries of USAir Group for passenger transporta-tion revenue are included in Traffic Balances Payable and Unused Tickets at December 31, 1995 and 1994, respectively.

     (i)  Frequent Traveler Awards
          ------------------------

     USAir accrues the estimated incremental cost of providing outstanding travel awards earned by participants in its Frequent Traveler Program ("FTP") when participants accumulate sufficient miles to be entitled to claim award certificates for travel.

     (j)  Investment Tax Credit
          ---------------------

     Investment tax credit benefits have been recorded using the "flow-through" method as a reduction of the Federal income tax provision.

     (k)  Advertising Costs
          -----------------

     Advertising costs are expensed when incurred as other operating expense. Advertising expense for 1995, 1994 and 1993 was $67 million, $63 million and $59 million, respectively.

2.   Financial Instruments
     ---------------------

(a)  Terms of Certain Financial Instruments
     --------------------------------------

     USAir has entered into hedging arrangements designed to reduce its exposure to fluctuations in the price of jet fuel. Net settlements are recorded as adjustments to Aviation Fuel expense. The total notional number of gallons under these agreements was 38 million and 86 million at December 31, 1995 and 1994, respectively. Under these arrangements, USAir will pay $0.499 to $0.548 per notional gallon in 1996 and receive a floating rate per notional gallon based on current market prices. In 1995 USAir paid $0.496 to $0.521 per notional gallon and received a floating rate per notional gallon based on current market prices. Decreases in the market price of fuel to levels below the fixed prices require cash payments by USAir and cause an increase in USAir's Aviation Fuel expense. The hedging arrangements represented approximately 8% of USAir's actual 1995 fuel consumption. USAir is party to such hedging arrangements with several entities. Although the agree-ments, which expire in 1996, expose USAir to credit loss in the event of non-performance by the other parties to the agreements, USAir does not anticipate such non-performance because of the favorable creditworthiness status of the other parties. USAir may continue to enter into such arrangements, depending on market conditions.

     An aggregate of $32 million of future principal payments of the Equipment Financing Agreements due 1998 through 2000 are payable in Japanese Yen. This foreign currency exposure has been hedged to maturity by participation in foreign currency contracts. Net settlements will be recorded as adjustments to interest expense. Although USAir is exposed to credit loss in the event of non-performance by the counterparty to the contracts, USAir does not anticipate such non-performance because of the favorable credit-worthiness status of the other party.

     (b)  Fair Value of Financial Instruments
          -----------------------------------

     Unless a quoted market price indicates otherwise, the fair values of cash and cash equivalents, short-term investments and other investments generally approximates carrying values because of the short maturity of these instruments. USAir has estimated the fair value of long-term debt based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of similar remaining maturities. The fair values of energy swap agreements and foreign currency contracts are obtained from dealer quotes whereby these values represent the estimated amount USAir would receive or pay to terminate such agreements.

           [remainder of page left blank intentionally]

     The estimated fair values of USAir's financial instruments, none of which are held for trading purposes, are summarized as follows (brackets denote a liability):

                                    December 31,
                     -------------------------------------------
                             1995                  1994
                     --------------------   --------------------
                    Carrying   Estimated   Carrying   Estimated
                     Amount    Fair Value   Amount    Fair Value
                    --------   ----------  --------   ----------
                                    (in thousands)
Cash and cash
  equivalents      $ 879,613   $ 879,613   $ 428,925  $  428,925
Short-term
  investments         19,831      19,822      22,133      22,078
Restricted cash
  and investments*    98,742      98,539     170,686     170,581
Long-term note
  receivable*         45,433      33,277      47,000      31,537
Other long-term
  investments*         4,607       4,008       1,633       1,144
Long-term debt
  (excludes
  capital lease
  obligations)    (2,753,932) (2,564,514) (2,847,878) (2,435,786)
Energy swap agree-
ments:
  In a net receiv-
  able position            -       1,845           -         259
Foreign currency
contracts:
  In a net receiv-
  able position            -       4,050           -       5,352

* Amounts are included in Other Assets on USAir's consolidated balance sheets.



3.    Long-Term Debt
      --------------

      Details of long-term debt are as follows:

                                                December 31,
                                          ----------------------
                                             1995         1994
                                             ----         ----
                                               (in thousands)
Senior Debt:
  12 7/8% Senior Debentures due 2000      $        -   $   77,000
  10% Senior Notes due 2003                  300,000      300,000
  9 5/8% Senior Notes due 2001               175,000      175,000
  12.15% to 15.23% U.S. Government
    Guaranteed Obligations                         -        3,090
  5.7% to 12% Equipment Financing
    Agreements, Installments due
    1996 to 2016                           2,180,430    2,090,064

  8.4% Intercompany Aircraft Loan with
    USAir Group due 1996 to 2014              68,640            -
  8.6% Airport Facility Revenue Bond
    due 2022                                  27,620       27,620
  4.0% to 7.1% Aircraft Purchase
    Deposit Financing                              -      172,301
  Other                                        2,242        2,803
                                           ---------    ---------
                                           2,753,932    2,847,878
Capital Lease Obligations                     65,496       82,324
                                           ---------    ---------
   Total                                   2,819,428    2,930,202
Less Current Maturities                       77,496       80,714
                                           ---------    ---------
                                          $2,741,932   $2,849,488
                                           =========    =========





    Maturities of long-term debt and debt under capital leases for the next five years are as follows:

                                     (in thousands)
                    1996               $   77,496
                    1997                   88,637
                    1998                  157,287
                    1999                   80,732
                    2000                  125,820
                    Thereafter          2,289,456


     Interest rates on $492 million principal amount of long-term debt at December 31, 1995 are subject to adjustment to reflect prime rate and other rate changes.

     Equipment financings totaling $2.3 billion were collateral-ized by aircraft and engines with a net book value of approxi-mately $2.4 billion at December 31, 1995.

     In February 1996, USAir sold $263 million principal amount of Enhanced Equipment Notes ("Enhanced Notes") through a private placement offering under Securities and Exchange Commission Regulation 144A. The Enhanced Notes are secured by nine 757-200 aircraft. The Enhanced Notes are not reflected in the above table because they were sold after December 31, 1995.


4.  Commitments and Contingencies
    -----------------------------

      (a)  Operating Environment
           ---------------------
     USAir's financial results for 1995 represent a significant improvement over 1994 results. The improvement is mainly attrib-utable to a stable domestic economic climate, favorable capacity trends in USAir's markets, less fare discounting and low fare competition and the positive influence of USAir's cost-reduction efforts. However, USAir's financial condition, results of operations and future prospects are more susceptible to an economic downturn and competitive influences than most of its major competitors due to USAir's high cost structure amid the low cost, low fare environment which characterizes the domestic airline industry.

     Most of USAir's operations are in competitive markets, predominately in the Eastern United States. In recent years, air carriers with low costs of operations and fare structures have initiated and or expanded into markets served by USAir. In addition, several of the larger, mature air carriers have devel-oped or indicated their intention to develop similar low cost, low fare service. In an effort to preserve market share, USAir has typically responded to the entry of a low cost, low fare competitor into its markets by matching fares and increasing the frequency of service in related markets, generally with the result of diluting USAir's yield in these markets. USAir cur-rently has the highest operating costs among the major domestic air carriers and the growth and expansion of low cost, low fare carriers in USAir's markets has put considerable pressure on USAir to reduce operating costs in order to maintain competitive-ness.

     USAir was able to significantly reduce certain non-labor related operating costs during 1995 through re-engineering efforts, structural changes and reducing or eliminating capacity in unprofitable markets, however, USAir has not been successful to date in achieving meaningful reductions in personnel costs. USAir believes that its long-term future depends on its success in further reducing its cost of operations, including personnel costs.

     At December 31, 1995, USAir employed approximately 39,900 full-time equivalent employees. Approximately 65% of USAir's workforce is covered by collective bargaining agreements with various unions, or will be covered by collective bargaining agreements for which initial negotiations are in progress. USAir's contract with the International Association of Machinists and Aerospace Workers ("IAM"), which represents USAir's machin-ists group, is currently open for negotiation and USAir and the IAM have commenced the collective bargaining process. USAir's contract with the unions which represent its pilot's and flight attendant's groups become open for negotiations within the next year. USAir cannot predict the ultimate outcome of its negotia-tions with the IAM or if it will be successful in achieving meaningful wage and benefit concessions from the IAM and its other organized labor groups.

     Although a competitive strength, the concentration of significant operations in the eastern U.S. leaves USAir suscepti-ble to certain regional conditions that may have an adverse affect on the USAir's results of operations and financial condi-tion. For example, geographically isolated inclement weather and the recent partial Federal government shutdowns adversely effect-ed operating revenues and expenses to a greater degree than some of USAir's competitors.

     The nature of USAir's operations results in reliance on the availability of aviation fuel. The availability and price of aviation fuel is largely dependent on the actions of the coun-tries which compose the Oil Producing and Exporting Countries ("OPEC") cartel. OPEC, which currently controls a significant amount of the world's known crude oil reserves, can effect the availability and price of jet fuel through its production and price-targeting actions. In addition, jet fuel prices are affect-ed by political events, seasonal factors and other factors that are generally outside of USAir's control. USAir has a diversified fuel supplier network and participates in fuel hedging transac-tions (see Note 2. Fair Value of Financial Instruments for additional information related to USAir's participation in fuel hedging contracts) in order to ensure fuel availability and partially protect USAir from temporary jet fuel price fluctua-tions.

     (b)  Leases
          ------
     USAir leases certain aircraft, engines, computer and ground equipment, in addition to the majority of its ground facilities. Ground facilities include executive offices, overhaul and mainte-nance bases and ticket and administrative offices. Public airports are utilized for flight operations under lease arrange-ments with the municipalities or agencies owning or controlling such airports. Substantially all leases provide that the lessee shall pay taxes, maintenance, insurance and certain other operat-ing expenses applicable to the leased property. Some leases also include renewal and purchase options.

     In addition, USAir subleases certain leased aircraft and ground facilities under noncancelable operating leases expiring in various years through 2021.


     The following amounts applicable to capital leases are
included in property and equipment:
                                                December 31,
                                            ---------------------
                                              1995         1994
                                              ----         ----
                                                (in thousands)
Flight equipment                            $192,775     $216,600
Ground property and equipment                  4,767       10,961
                                             -------      -------
                                             197,542      227,561
Less accumulated amortization                140,212      151,217
                                             -------      -------
                                            $ 57,330     $ 76,344
                                             =======      =======


     At December 31, 1995, obligations under capital and noncancel-able operating leases for future minimum lease payments were as follows:

                                          Capital      Operating
                                          Leases         Leases
                                          -------      ---------
                                              (in thousands)
1996                                      $ 21,886    $   712,087
1997                                        21,697        724,473
1998                                        10,687        689,645
1999                                        10,687        655,665
2000                                         7,586        645,943
Thereafter                                  20,094      6,621,172
                                           -------     ----------
   Total minimum lease payments             92,637     10,048,985

   Less sublease rental receipts                 -        178,901
                                                       ----------
   Total minimum operating lease
    payments                                           $9,870,084
                                                       ==========
   Less amount representing interest        27,141
                                           -------
                           [table continued on following page]

                             - 247 -


   Present value of future minimum
    capital lease payments                  65,496
   Less current obligations under
    capital leases                          14,085
                                           -------
   Long-term obligations under
    capital leases                        $ 51,411
                                           =======



     Rental expense under operating leases for 1995, 1994 and 1993 was $680 million, $703 million and $739 million, respectively. The $680 million rental expense for 1995 excludes a credit of $4.1 million related to the leasing of three of USAir's parked BAe-146 aircraft, recorded in the fourth quarter of 1995. The $703 million rental expense for 1994 excludes charges of $103 million related to USAir's grounded BAe-146 fleet and $13 million primarily related to USAir's decision to cease operations of its remaining Boeing 727-200 aircraft in 1995. See Note 14. - Non-Recurring and Unusual Items.

     USAir also leases certain owned aircraft under noncancelable operating leases which expire in various years through 2002 to both third and related parties, primarily subsidiaries of USAir Group. See Note 11. - Related Party Transactions. The minimum future rentals to be received by USAir on these leases are: $24.4 million
- - 1996; $16.1 million - 1997; $8.0 million - 1998; $6.2 million -
1999; $5.4 million - 2000; and $6.0 million - thereafter. The following amounts are applicable to aircraft leased under such agreements as reflected in flight equipment:


                                             December 31,
                                       -------------------------
                                         1995             1994
                                         ----             ----
                                            (in thousands)

Flight equipment                       $192,198         $152,956
Less accumulated depreciation            75,089           43,283
                                        -------          -------
                                       $117,109         $109,673
                                        =======          =======

     (c)  Legal Proceedings
          -----------------

     USAir is involved in legal proceedings arising out of its two aircraft accidents that occurred in July and September 1994 near Charlotte, North Carolina and Pittsburgh, Pennsylvania, respective-ly. The National Transportation Safety Board ("NTSB") held hearings beginning in September 1994 relating to the July accident and January 1995 relating to the September accident. In April 1995, the NTSB issued its finding of probable causes with respect to the accident near Charlotte. It assigned as probable causes the failure of air traffic control to convey weather and windshear hazard information and flight crew errors. The NTSB has not yet issued its final accident investigation report for the accident near Pitts-burgh. The NTSB, The Boeing Company ("Boeing"), the Federal Aviation Administration ("FAA") and USAir jointly conducted flight tests in October 1995 as part of the ongoing investigation into the cause of this accident. In this regard, USAir provided a 737-300 aircraft in the collective effort to simulate the conditions at the time of the accident. More public hearings were conducted in November 1995. The NTSB has indicated that a determination of the cause of the accident is not likely until sometime in 1996. USAir expects that it will be at least two to three years before the accident litigation and related settlements will be concluded. USAir believes that it is fully insured with respect to this litigation. Therefore, USAir believes that the litigation will not have a material adverse effect on USAir's financial condition or results of operations, although any finding of fault on USAir's part could create negative publicity and could tarnish USAir's image.

     In 1989 and 1990, a number of U.S. air carriers, including USAir, received two Civil Investigative Demands ("CIDs") from the Department of Justice ("DOJ") related to investigations of price fixing in the domestic airline industry. A CID is a request for information in the course of an antitrust investigation and does not constitute the institution of a civil or criminal action.

     The investigations by the DOJ culminated in the filing of a lawsuit against Airline Tariff Publishing Company ("ATPCo") and eight major air carriers, including USAir, alleging that the defendants had agreed to fix prices in violation of Section 1 of the Sherman Act through the methods used to disseminate fare data to ATPCo, an airline-owned fare publishing service. To avoid the costs associated with protracted litigation and an uncertain outcome, USAir and another carrier decided to settle the lawsuit by entering into a consent decree to modify their fare-filing practices in certain respects and to implement compliance programs that would include education of employees regarding the carrier's responsibilities under the consent decree. Accordingly, the consent decree and the U.S. government's complaint were filed contemporane-ously in the United States District Court for the District of Columbia in December 1992. On November 1, 1993, after it had reviewed comments filed regarding the consent decree, the court entered the decree. In March 1994, the remaining six air carrier defendants agreed to the entry of a separate consent decree to settle the lawsuit. USAir petitioned the Court to have its consent decree amended to conform with the other settlement and the Court entered an amended consent decree on September 21, 1994. USAir has recently received a CID from the DOJ relating to USAir's compliance with the terms of the consent decree.

     On March 19, 1993, the U.S. District Court in Atlanta, Georgia entered a settlement involving USAir and five other U.S. air carrier defendants in the Domestic Air Transportation Antitrust Litigation class action lawsuit. The class action suit, which was filed in July 1990, alleged that the airlines used ATPCo to signal and communicate carrier pricing intentions and otherwise limit price competition for travel to and from numerous hub airports. Under the terms of the settlement, the six air carriers paid $45 million in cash and issued $396.5 million in certificates valid for purchase of domestic air travel on any of the six airlines. USAir's share of the cash portion of the settlement, $5 million, was recorded in results of operations for the second quarter of 1992. The certificates, mailed to approximately 4.1 million claimants between December 15 and 31, 1994, provide a dollar-for-dollar discount against the cost of a ticket generally of up to a maximum of 10% per ticket, depending on the cost of the ticket. It is possible that this settlement could have a dilutive effect on USAir's passenger transportation revenue and associated cash flow. However, due to the interchange-ability of the certificates among the six carriers involved in the settlement, the possibility that carriers not party to the settlement will honor the certificates, and the potential stimulative effect on travel created by the certificates, USAir cannot reasonably estimate the impact of this settlement on further passenger revenue and cash flows. USAir has employed the incremental cost method to estimate a range of costs attributable to the exercise of the certificates, based on the assumption that the estimated maximum number of certificates to be redeemed for travel on USAir will be related to USAir's market share relative to the total market share of the six carriers involved in the settlement. USAir's estimated percentage of such market share is less than 9%. Incremental costs include unit costs for passenger food, beverages and supplies, fuel, reservations, communications, liability insurance, and denied boarding compensa-tion expenses expected to be incurred on a per passenger basis. USAir has estimated that its incremental cost will not be material based on the equivalent free trips associated with the settlement.

     On October 11, 1994, USAir and seven other carriers entered into a settlement agreement with a group of State Attorneys General resolving similar issues with the states. The settlement entitles passengers traveling within the United States on state government business to a 10% discount off the published fares of each of the settling carriers and will be available for 18 months from August 16, 1995, or until the combined discount amount reaches $40 million, whichever first occurs. On May 10, 1995, a U.S. federal district court judge approved the settlement. USAir does not expect that this settlement will have a material adverse effect on its financial condition or results of operations. As was the case with the settlement of the private antitrust litigation, it is difficult to predict the amount of discounted state travel that will occur on USAir. Thus, a dollar impact of the settlement cannot be estimated.

     In February and March 1995, several class action lawsuits were filed in various federal district courts by travel agencies and a travel agency trade association alleging that most of the major U.S. airlines, including USAir, violated the antitrust laws when they individually capped travel agent base commissions at $50 for round-trip domestic tickets with base fares above $500 and at $25 for one-way domestic tickets with base fares above $250. The lawsuits have been consolidated in the federal district of Minnesota. The plaintiffs are seeking unspecified treble damages for restraint of trade. The case is expected to go to a jury trial in 1996. While USAir believes that its actions in establishing a commission cap were in full compliance with the antitrust laws, USAir is unable to predict at this time the ultimate resolution of the litigation or the potential impact on USAir's financial condition and results of operations.

     In March 1995, a number of U.S. carriers, including USAir, received CIDs from the DOJ related to an investigation of incen-tives paid to travel agents over and above the base commission payments. USAir responded to an earlier CID on this topic during 1994. USAir has complied with the requirements of the CID by producing documents and responding to interrogatories. Because this matter is in the investigatory stage, USAir is unable to predict at this time its ultimate resolution or potential impact on USAir's financial condition or results of operations.

     In May 1995, a number of U.S. air carriers, including USAir, received CIDs from the DOJ relating to its investigation of incentive payments to travel agencies and a possible agreement among these carriers to implement a cap on travel agent base commissions, which is the subject matter of the suits recently brought by travel agencies, as discussed above. One of the CIDs received by USAir sought the production of transcripts of deposi-tions of any USAir employees taken in connection with the private litigation relating to the commission caps, together with annexed exhibits. USAir has complied with the requirements of the CIDs. USAir does not expect these investigations to have a material effect on its financial condition and results of operations.

     In October 1995, USAir terminated for cause an agreement with In-Flight Phone Corporation ("IFPC"). IFPC was USAir's provider of on-board telephone and interactive data systems (the "IFPC System"). The agreement contemplated the eventual installation of the IFPC System on substantially all of USAir's aircraft. The IFPC System had been installed on approximately 80 aircraft prior to the date of termination of the agreement. On December 6, 1995, IFPC filed suit against USAir seeking equitable relief and damages in excess of $186 million. USAir believes that its termination of its agreement with IFPC was appropriate and that it is owed in excess of $5 million by IFPC. On December 7, 1995, USAir successfully defended IFPC's emergency motion for a temporary restraining order. On December 13, 1995, IFPC's motion for a preliminary injunction was denied and IFPC has relinquished its right to appeal that decision. IFPC's claim for damages remains pending and USAir is presently preparing a counterclaim for amounts it is owed by IFPC. USAir is unable to predict at this time the ultimate resolution or potential financial impact on USAir's financial condition and results of operations of this lawsuit. USAir is presently in negotiations with other vendors of on-board telephone systems and currently expects to finalize an agreement in the first quarter of 1996.

     During 1995, four members of USAir's FTP filed class action lawsuits against USAir in Illinois, Pennsylvania, California and New Jersey state courts, alleging breach of contract relating to changes made to USAir's FTP effective December 31, 1989 and/or January 1, 1995. A similar lawsuit has been pending in California state court since 1989. The lawsuits seek unspecified damages and an injunction against the allegedly objectionable changes to USAir's FTP and any subsequent retroactive changes to the FTP. USAir denies the allegations made in the lawsuits and intends to vigorously defend itself. The ultimate resolution of these lawsuits and their potential impact on USAir's financial condition and results of operations cannot be predicted at this time.

      In May 1995, USAir Group, USAir and the Retirement Income Plan for Pilots of USAir, Inc. (the "Pilots' Pension Plan") were sued in federal district court for the District of Columbia by 469 active and retired USAir pilots. The lawsuit alleges that USAir has breached its fiduciary duty under the Employee Retirement Income Security Act ("ERISA") and otherwise violated ERISA by erroneously calculating benefits under the Pilots' Pension Plan. The plaintiffs seek, among other things, an injunction restraining USAir and the Pilots' Pension Plan from allegedly improperly calculating benefits under the Pilots' Pension Plan and payments to plaintiffs of benefits allegedly improperly withheld in an amount alleged to be equal to approximately $70 million, plus interest. USAir believes that it has properly calculated benefits under the Pilots' Pension Plan and intends to vigorously defend itself against the allegations made in the lawsuit. Because this lawsuit is in an early stage of litigation, USAir is unable to predict at this time its ultimate resolution or potential impact on USAir Group's pension liability or future funding requirements.

     USAir has received notices from the U.S. Environmental Protection Agency and various state agencies that it is a poten-tially responsible party with respect to the remediation of existing sites of environmental concern. Only two of these sites have been included on the Superfund National Priorities List. USAir continues to negotiate with various governmental agencies concern-ing known and possible cleanup sites. USAir has made financial contributions for the performance of remedial investigations and feasibility studies at sites in Moira, New York; Escondido, California; and Elkton, Maryland.

      Also, USAir has been identified as a potentially responsible party ("PRP") for environmental contamination at Boston Logan Airport. There are a number of other PRPs at the site. USAir is presently unable to assess its proportionate share of contribution, but do not expect any such contribution to have a material adverse effect on its financial condition or results of operations.

     Because of changing environmental laws and regulations, the large number of other potentially responsible parties and certain pending legal proceedings, it is not possible to reasonably estimate the amount or timing of future expenditures related to environmental matters. USAir provides for costs related to environmental contingencies when a loss is probable and the amount is reasonably estimable. Although management believes adequate reserves have been provided for all known contingencies, it is possible that additional reserves could be required in the future which could have a material effect on results of operations. However, USAir believes that the ultimate resolution of known environmental contingencies should not have a material adverse effect on USAir's financial position or results of operations based on USAir's experience with similar environmental sites.

     The Equal Employment Opportunity Commission and various state and local fair employment practices agencies are investigating charges by certain job applicants, employees and former employees of the Company's subsidiaries involving allegations of employment discrimination in violation of Federal and state laws. The plaintiffs in these cases generally seek declaratory and injunctive relief and monetary damages, including back pay. In some instances they also seek classification adjustment, compensatory damages and punitive damages. Such proceedings are in various stages of litigation and investigation, and the outcome of these proceedings is difficult to predict. In the Company's opinion, however, the disposition of these matters is not likely to have a material adverse effect on its financial condition or results of operations.

     (d)  Aircraft Commitments
          --------------------

      In June 1995, USAir entered into agreements with Boeing and Rolls Royce plc ("Rolls Royce") deferring the delivery of eight 757-200 aircraft from 1996 to 1998. As part of these agreements, the due dates for progress payments associated with the 1996 deliveries were likewise rescheduled. Accordingly, approximately $71 million of progress payments that had been paid by USAir were refunded to USAir in the third quarter of 1995. The related long-term debt which financed the deposits was dissolved.

     The following schedule of USAir's new aircraft deliveries and scheduled payments at December 31, 1995 (including progress payments, payments at delivery, buyer furnished equipment, spares, and capitalized interest) reflects USAir's agreements with Boeing and Rolls Royce discussed above:

                            Delivery Period - Firm Orders
                     --------------------------------------------
                                                   There-
                     1996  1997  1998  1999  2000   after   Total
                     ----  ----  ----  ----  ----  ------   -----
Boeing
  757-200               -     -     8     -     -       -       8
  737-Series            -     -     -     -     -      40      40
                      ---   ---   ---   ---   ---   -----   -----
     Total              -     -     8     -     -      40      48
                      ===   ===   ===   ===   ===   =====   =====
Payments
 (millions)          $ 63  $ 74  $254  $  -  $  -  $1,855  $2,246
                      ===   ===   ===   ===   ===   =====   =====

     In addition, USAir has a commitment to purchase hush kits for certain of its DC-9-30 aircraft and a substantial portion of its 737-200 aircraft. The installation of these hush kits will bring the aircraft into compliance with FAA Stage 3 noise level re-quirements. The projected payments associated with the pur-chase of the hush kits are: $43 million - 1996; $30 million -
1997; $30 million - 1998; and $17.0 million - 1999.

     USAir has the option of purchasing any other Boeing commer-cial aircraft type in satisfaction of its obligation to purchase forty 737-Series aircraft. Such satisfaction would be accom-plished on an "equivalent-seat" basis.




     (e)  Concentration of Credit Risk
          ----------------------------

     USAir invests available cash in money market securities of various banks, commercial paper of financial institutions and other companies with high credit ratings and securities backed by the United States government.

     At December 31, 1995, most of USAir's receivables related to tickets sold to individual passengers through the use of major credit cards (44%) or to tickets sold by other airlines (16%) and used by passengers on USAir or its regional airline affiliates. These receivables are short-term, generally being settled within 14 days after sale. Bad debt losses, which have been minimal in the past, have been considered in establishing allowances for doubtful accounts. USAir does not believe it is subject to any significant concentration of credit risk.

     (f)  Guarantees
          ----------

     At December 31, 1995, USAir guaranteed payments of debt and lease obligations of Piedmont Airlines, Inc. and PSA Airlines,
Inc., wholly-owned subsidiaries of USAir Group, amounting to $103 million.

5.  Sale of Receivables
    -------------------

     The revolving receivables sales facility ("Receivables Agreement") to which USAir had been a party, expired on December 21, 1994. USAir was unable to sell receivables under the Receiv-ables Agreement during 1994 because it was in violation of certain financial covenants. USAir had no outstanding amounts due under the Receivables Agreement at expiry. The average dollar amount of outstanding receivable sales during 1993 was approximately $100 million. USAir has engaged in discussions to arrange a replacement facility but has elected not to pursue such a financing at this time.

6.  Income Taxes
    ------------

     Effective January 1, 1993, USAir adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 required a change from the deferred method under Accounting Principles Board Opinion No. 11 to the asset and liability method of accounting for income taxes. No cumulative adjustment at January 1, 1993, and no income tax credit for the years ended December 31, 1994 and 1993, were recognized due to the FAS 109 limitation in recognizing benefits for net operating losses. USAir files a consolidated Federal income tax return with its parent USAir Group. USAir Group and its wholly-owned subsidiaries have executed a tax sharing agree-ment which allocates tax and tax items, such as net operating losses and tax credits between members of the group based on their proportion of taxable income and other items. This tax sharing and allocation impacts the deferred tax assets and liabilities reported by each corporation on a separate company basis. Accordingly, USAir's tax expense is based on its taxable income (loss), taking into consideration its allocated tax loss carryforwards and tax credit carryforwards.

     The components of the provision for income taxes are as follows:

                                      1995        1994       1993
                                      ----        ----       ----
                                             (in thousands)
Current provision:
  Federal                            $4,107       $  -       $  -
  State                                 301          -          -
                                      -----        ---        ---
  Total current provision             4,408          0          0
                                      -----        ---        ---
Deferred provision:
  Federal                                 -          -          -
  State                                   -          -          -
                                      -----        ---        ---
  Total deferred provision                0          0          0
                                      -----        ---        ---
Provision for income taxes           $4,408       $  0       $  0
                                      =====        ===        ===



     In 1995, USAir was not subject to regular Federal income tax as a result of using $22 million in Federal net operating loss carryforwards. However, USAir was subject to Federal alternative minimum tax ("AMT") and environmental tax. Approximately $88 million in AMT net operating loss carryforwards and approximately $17 million in state net operating loss carryforwards were utilized to reduce the Federal and state tax liabilities.

     The significant components of deferred income tax expense
(benefit) for the years ended December 31, 1995, 1994, and 1993, are as follows:


                                  1995        1994        1993
                                  ----        ----        ----
                                         (in thousands)

Deferred tax expense (benefit)
  (exclusive of the other
   components listed below)     $ 17,779   $(234,269)  $(121,847)
Adjustments to deferred tax
  assets and liabilities for
  enacted changes in tax laws
  and rates                            -           -      (9,429)

Increase (decrease) for the
  year in the valuation
  allowance for deferred
  tax assets                     (17,779)    234,269     131,276
                                 -------    --------     -------
  Total                         $      0   $       0    $      0
                                 =======    ========     =======


               [remainder of page left blank intentionally]

A reconciliation of taxes computed at the statutory Federal tax rate on earnings before income taxes to the provision (credit) for income taxes is as follows:

                                 1995        1994         1993
                                 ----        ----         ----
                                         (in thousands)

Tax provision (credit)
  computed at Federal
  statutory rate               $ 13,089   $(250,664)   $(146,579)
State income tax expense,
  net of Federal tax benefit        196           -            -
Book expenses not deductible
  for tax purposes               15,088      15,691        9,348
Limitation in recognizing
  tax benefit of net operating
  loss/credits                        -     234,973      146,660
Utilization of Federal Net
  Operating Loss which reduced
  valuation allowance            (7,778)          -            -
Adjustments to deferred tax
  assets and liabilities
  for enacted changes in
  tax laws and rates                  -           -       (9,429)

Current year temporary differ-
  ences which reduced
  valuation allowance           (20,293)          -            -
Alternative Minimum tax which
  increased valuation allowance   3,384           -            -
Other                               722           -            -
                                -------     -------     --------
Provision for Income Taxes     $  4,408    $      0    $       0
                                =======     =======     ========
Effective Tax Rate                   12%          0%           0%
                                =======     =======     ========

              [remainder of page left blank intentionally]

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995, 1994 and 1993 are presented below:

                              1995         1994         1993
                              ----         ----         ----
                                      (in thousands)
Deferred tax assets:
  Leasing transactions     $  168,813   $  164,513   $  129,276
  Tax benefits purchased
    /sold                      67,348       76,784       79,434
  Gain on sale and lease-
    back transactions         146,387      154,246      162,400
  Employee benefits           487,050      484,347      429,312
  Net operating loss carry-
    forwards                  627,357      657,870      508,240
  Alternative minimum tax
    credit carryforwards       25,819       20,881       20,881
  Investment tax credit
    carryforwards              48,720       47,880       47,880
  Other deferred tax assets   118,521       99,368       61,210
                            ---------    ---------    ---------
    Total gross deferred
      tax assets            1,690,015    1,705,889    1,438,633
  Less valuation allowance   (785,306)    (803,085)    (568,816)
                            ---------    ---------    ---------
    Net deferred tax assets   904,709      902,804      869,817

Deferred tax liabilities:
  Equipment depreciation
    and amortization          871,056      866,356      840,584
  Other deferred tax
    liabilities                33,653       36,448       29,233
                            ---------    ---------    ---------
    Total deferred tax
      liabilities             904,709      902,804      869,817
                            ---------    ---------    ---------
    Net deferred tax
     liabilities           $        0   $        0   $        0
                            =========    =========    =========


     Included in "Other Deferred Tax Assets" above for 1995, 1994 and 1993 are approximately $22 million, $16 million and $0, respectively, of tax assets which originate from subsidiaries of USAir Group in accordance with USAir's Tax Sharing Agreement.

     The valuation allowance for deferred tax assets as of January 1, 1993, was $438 million. The valuation allowance increased $131 million in 1993, $234 million in 1994 and decreased $18 million in 1995.

     At December 31, 1995, USAir had unused net operating losses of $1.6 billion for Federal tax purposes, which expire in the years 2005 to 2009. USAir also has available, to reduce future taxes payable, $653 million alternative minimum tax net operating losses expiring in the years 2007 to 2009, $49 million of investment tax credits expiring in the years 2002 to 2003, and $26 million of alternative minimum tax credits which do not expire. The Federal income tax returns of USAir through 1986 have been examined and settled with the Internal Revenue Service.

7.  Stockholder's Equity and Dividend Restrictions
    ----------------------------------------------

     USAir Group owns all of the outstanding common stock of USAir. USAir's board of directors has not authorized the payment of dividends to USAir Group since 1988. In addition, USAir, organized under the Laws of the State of Delaware, may be subject to certain legal prohibitions on the payment of dividends on its capital stock. At December 31, 1995, USAir believes that it was legally prohibited from paying dividends to USAir Group due to the provisions of Section 170 of Delaware General Corporation Law ("Delaware Law"), which require a company to maintain a capital surplus in order to pay dividends on its capital stock. In addition, as of December 31, 1995, USAir does not believe that it can comply with certain provisions of Delaware Law which permit a company with a capital deficit to pay dividends under special circumstances. In order to for USAir to return to a capital surplus position it must realize substantial profits or increase its equity through other measures such as the sale of addition common stock.

     Covenants related to USAir's 10% and 9 5/8% Senior Unsecured
Notes currently do not permit the payment of dividends by USAir to USAir Group. However, these covenants do not restrict USAir from loaning or advancing funds to USAir Group.

     The provisions of Statement of Accounting Standards No. 87, "Employers' Accounting for Pensions," require the recognition of an additional minimum liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets. This amount has been recognized by USAir as a long-term liability with an offsetting intangible asset (see Note 1.(e)). Because the intangible asset recognized may not exceed the amount of unrecog-nized prior service cost on an individual plan basis, the balance is reported as a separate reduction of Stockholder's Equity (Deficit) at December31, 1995 and 1994. See also Note 9.

8.  Employee Stock Ownership Plan
    -----------------------------

     In August 1989, USAir established an Employee Stock Ownership Plan ("ESOP"). USAir Group sold 2,200,000 shares of its Common Stock to an Employee Stock Ownership Trust (the "Trust") to hold on behalf of USAir's employees, exclusive of officers, in accordance with the terms of the Trust and the ESOP. The trustee placed those shares in a suspense account pending their release and allocation
to employees.   USAir provided financing to the Trust in the form
of a 9 3/4% loan for $111.4 million for its purchase of shares and USAir contributed an additional $2.2 million to the Trust. USAir makes a yearly contribution to the Trust sufficient to cover the Trust's debt service requirement. The contributions are made in amounts equal to the periodic loan payments as they come due, less dividends available for loan payment. Since the Company did not pay dividends on any shares held by the Trust for the years ended December 31, 1995, 1994 and 1993, the Trust did not utilize dividends to service its debt during those periods. The initial maturity of the loan is 30 years. As the loan is repaid over time, the trustee systematically releases shares of the common stock from the suspense account and allocates them to participating employees. Each participant's allocation is based on the participant's compensation, the total compensation of all ESOP participants and the total number of shares being released. For each year after 1989, a minimum of 71,933 shares are released from the suspense account and allocated to participant accounts. If USAir's return on sales equals or exceeds four percent in a given year, more shares are released and repayment of the loan is accelerated. Annual contributions made by USAir, and therefore loan repayments made by the Trust, were $11.4 million in each of 1995, 1994 and 1993. The interest portion of these contributions was $10.4 million in 1995, $10.5 million in 1994 and $10.5 million in 1993.

Approximately 510,000 shares of USAir Group Common Stock have been released or committed to be released as of December 31, 1995.
USAir recognized approximately $4 million of compensation expense related to the ESOP in each of 1995, 1994 and 1993 based on shares allocated to employees (the "shares allocated" method). Deferred compensation related to the ESOP amounted to approximately $87 million, $91 million and $95 million at December 31, 1995, 1994 and 1993, respectively.

     In October 1995, the Financial Accounting Standards Board adopted Statement No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). This statement establishes the fair value based method of accounting for stock-based compensation. USAir has elected to continue using the intrinsic value based method of accounting prescribed in Accounting Principles Board opinion No. 25, "Accounting for Stock Issued to Employees", as permitted by FAS 123.

9.  Employee Benefit Plans
    ----------------------

     (a)  Pension Plans
          -------------

     USAir has several pension plans in effect covering substan-tially all employees. One qualified defined benefit plan covers USAir maintenance employees and provides benefits of specified amounts based on periods of service. Qualified defined benefit plans for substantially all other employees provide benefits based on years of service and compensation. The qualified defined benefit plans are funded, on a current basis, to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

     The defined benefit pension plan for USAir non-contract employees was frozen at the end of 1991 for all non-contract participants, resulting in a one-time book gain of approximately $107 million in 1991. All non-contract plan participants became 100% vested at the time of the freeze. As a result of this plan curtailment, the accrual of service costs related to defined benefits for USAir non-contract and certain other employees ceased at the end of 1991. USAir implemented a defined contribution pension plan for non-contract employees in January 1993.

             [remainder of page left blank intentionally]

     The funded status of the qualified defined benefit plans at December 31, 1995 and 1994 was as follows:


                                  1995               1994
                              Plans in Which     Plans in Which
                             ----------------- -----------------
                               Plan   Accumu-    Plan   Accumu-
                              Assets   lated    Assets   lated
                              Exceed  Benefits  Exceed  Benefits
                              Accumu-  Exceed   Accumu-  Exceed
                              lated     Plan    lated     Plan
                             Benefits  Assets  Benefits  Assets
                             --------  ------  --------  ------
                                        (in millions)

Fair value of plan assets     $  993   $1,419   $1,690   $  183
Actuarial present value of:
  Vested benefit obligation      929    1,603    1,513      242
  Nonvested benefit obliga-
    tion                          29       22       27       17
                               -----    -----    -----    -----
    Accumulated benefit
      obligation based
      on salaries to date        958    1,625    1,540      259

    Additional benefits
      based on estimated
      future salary levels       130      598      470        -
                               -----    -----    -----    -----
      Projected benefit
        obligation             1,088    2,223    2,010      259
                               -----    -----    -----    -----
Projected benefit obliga-
   tion in excess of fair
   value of plan assets          (95)    (804)    (320)     (76)

Unrecognized net transition
   asset                          (2)     (34)     (29)     (12)
Unrecognized prior service
   cost                            -       66      (15)      69
Unrecognized net loss            312      571      358       15
                               -----    -----    -----    -----

                       [table continued on following page]

                             - 264 -




  Pension (liability) pre-
    paid before adjustment       215     (201)      (6)      (4)
Adjustment to recognize
  minimum liability*               -     (149)       -      (72)
                               -----    -----    -----    -----
  Pension (liability) pre-
    paid as adjusted and
    recognized in consoli-
    dated balance sheets      $  215   $ (350)  $   (6)  $  (76)
                               =====    =====    =====    =====
* See Note 7.


      The weighted average discount rate used to determine the actuarial present value of the projected benefit obligation was 7.25% and 9.00% as of December 31, 1995 and 1994, respectively. The expected long-term rate of return on plan assets used in 1995 was 9.0% to 9.5% and 9.5% in 1994. Rates of 3% to 6% were used to estimate future salary levels. As of December 31, 1995, plan assets consisted of approximately 7% in cash equivalents and short-term debt investments, 26% in equity investments, and 67% in fixed income and other investments. As of December 31, 1994, plan assets consisted of approximately 10% in cash equivalents and short-term debt investments, 27% in equity investments, and 63% in fixed income and other investments. Plan assets as of December 31, 1995 included 205 shares of USAir Group Common Stock. Plan assets as of December 31, 1994 did not include shares of USAir Group Common Stock.

     The following items are the components of the net periodic pension cost for the qualified defined benefit plans:

                                    1995       1994       1993
                                    ----       ----       ----
                                          (in millions)
Service cost (benefits
  earned during the period)        $  92      $ 124      $  90
Interest cost on projected
  benefit obligation                 216        216        188
Actual return on plan assets        (539)        48       (224)
Net amortization and deferral        371       (254)        40
                                    ----       ----       ----
Net periodic pension cost          $ 140      $ 134      $  94
                                    ====       ====       ====

                             - 265 -

     Net pension cost for 1993 presented above excludes a charge of approximately $33.9 million related to "early-out" incentive programs offered to a limited number of USAir employees during the years. No such charges were incurred in 1995 or 1994.

     Non-qualified supplemental pension plans are established for certain employee groups, which provide incremental pension payments from USAir's funds so that total pension payments equal amounts that would have been payable from USAir's principal pension plans if it were not for limitations imposed by Federal income tax regulations.

              [remainder of page left blank intentionally]

     The following table sets forth the non-qualified plans' status at December 31, 1995 and 1994:

                                             1995          1994
                                             ----          ----
                                               (in millions)
Fair value of plan assets                   $   -         $   -
Actuarial present value of:
    Vested benefit obligation                  30            30
    Nonvested benefit obligation                2             2
                                              ---           ---
    Accumulated benefits based on
      salaries to date                         32            32

    Additional benefits based on
      estimated future salary levels            2             1
                                             ----          ----
    Projected benefit obligation               34            33
                                             ----          ----
Projected benefit obligation in
  excess of fair value of plan assets         (34)          (33)
Unrecognized prior service cost                 3             1
Unrecognized net loss                           8             2
                                             ----          ----
  Pension (liability) prepaid
    before adjustment                         (23)          (30)

Adjustment to recognize minimum
  liability*                                  (11)           (5)
                                             ----          ----
Unfunded accrued supplementary costs
  as adjusted and recognized in
  consolidated balance sheets               $ (34)        $ (35)
                                             ====          ====
* See Note 7.


     Net periodic supplementary pension cost for the non-quali-fied supplemental pension plans included the following compo-nents:


                                         1995      1994      1993
                                         ----      ----      ----
                                              (in millions)
Service cost (benefits earned
  during the period)                     $  -      $  -      $  -
Interest cost on projected benefit
  obligation                                2         2         2
Actual return on plan assets                -         -         -
Net amortization and deferral              (1)       21        12
                                           ---      ---       ---
Net periodic supplementary pension
 cost                                     $  1      $ 23      $14
                                           ===       ===      ===

     The discount rate used to determine the actuarial present value of the projected benefit obligation was 7.25% and 9.00% as of December 31, 1995 and 1994, respectively. A rate of 3% was used to estimate future salary levels.

     In addition to the qualified and non-qualified defined benefit plans described above, USAir also contributes to certain defined contribution plans. USAir contributions are based on a formula which considers the age and pre-tax earnings of each employee and the amount of employee contributions. In addition, certain qualified defined contribution plans contain a component for profit sharing contributions if USAir Group achieves certain pre-tax margin levels. USAir's expense related to the defined contribution plans, excluding expense for the ESOP Plan, was $64 million, $43 million and $42 million for 1995, 1994 and 1993, respectively. The
1995 contribution expense reflects a new employer match contribu-tion for certain collective bargaining groups. USAir made no contributions to its defined contribution plans related to profit sharing in 1995, 1994 or 1993, since USAir Group did not achieve the prescribed pre-tax margin level.

            [remainder of page left blank intentionally]





                             - 268 -






     (b)  Postretirement Benefits Other Than Pensions
          -------------------------------------------

     USAir offers medical and life insurance benefits to employees hired prior to March 29, 1993 who retire from the Company and their eligible dependents. The medical benefits provided by USAir are coordinated with Medicare benefits. Retirees generally contribute amounts towards the cost of their medical expenses based on years of service with USAir. USAir provides uninsured death benefit payments to survivors of retired employees for stated dollar amounts, or in the case of retired pilot employees, death benefit payments determined by age and level of pension benefit. The plans for postretirement medical and death benefits are funded on the pay-as-you-go basis.

     The following table sets forth the financial status of the plans as of December 31, 1995 and 1994:


                                                 1995      1994
                                                 ----      ----
                                                  (in millions)
Accumulated Postretirement Benefit
 Obligation (APBO):
   Retirees                                     $  338     $ 245
   Fully eligible active plan participants         176       144
   Other plan participants                         482       306
                                                 -----      ----
     Total APBO                                    996       695
   Unrecognized prior service credit               155       167
   Unrecognized net gain (loss)                   (112)      123
                                                 -----      ----
Accrued postretirement benefit cost             $1,039     $ 985
                                                 =====      ====


     The components of net periodic postretirement benefit cost are as follows:


                                          1995     1994     1993
                                          ----     ----     ----
                                              (in millions)
Service cost (benefits attributed to
  employee service during the period)     $ 29     $ 36     $ 31
Interest cost on APBO                       65       60       56
Net amortization and deferral              (15)     (12)     (12)
                                           ---      ---      ---
  Net periodic postretirement benefit
    cost                                  $ 79     $ 84     $ 75
                                           ===      ===      ===


     The postretirement benefit expense for 1993 presented above excludes a charge of approximately $15.5 million related to "early-out" programs offered to a limited number of employees during the year. No such charges were incurred in 1995 or 1994.

     The discount rate used to determine the APBO was 7.25%, 9.00% and 7.75% at December 31, 1995, 1994 and 1993, respectively. The average rates of annual compensation increase used to calculate the APBO ranged from 3% to 6% at December 31, 1995, 1994 and 1993. The assumed health care cost trend rate used in measuring the APBO was 8.5% in 1995, declining by 1% per year after 1995 to an ultimate rate of 4.5%. If the assumed health care cost trend rates were increased by 1 percentage point, the APBO at December 31, 1995 would be increased by 10% and 1995 periodic postretirement benefit costs would increase 13%.

     (c)  Postemployment Benefits
          -----------------------

     USAir adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("FAS 112"), during 1993. FAS 112 requires the use of an accrual method to recognize postemployment benefits such as disability-related benefits. The cumulative effect at January 1, 1993 of adopting FAS 112 was $43.7 million.

10.  Profit Sharing
     --------------

     In exchange for temporary wage and salary reductions and other concessions during a twelve month period in 1992 and 1993, including certain ongoing work rule and medical benefits conces-sions and the freeze of the defined benefit plan for non-contract employees, certain USAir employees participate in a profit sharing program and have been granted options to purchase USAir Group common stock. The profit sharing program is designed to recompense those USAir employees whose pay had been reduced in an amount equal to (i) two times salary forgone plus (ii) one time salary forgone (subject to a minimum of $1,000) for the freeze of the pension plans for non-contract employees. Until the maximum payout has been made, annual pre-tax profits, as defined in the program, of USAir Group will be distributed to participating employees as follows:
25% of the first $100 million in pre-tax profits; 35% of the next $100 million in pre-tax profits; and 40% of the pre-tax profits exceeding $200 million.

     The calculation of pre-tax profits under the profit sharing plan excludes FAS 106 charges (approximately $78.6 million for 1995) and certain unusual items. This program will be in effect until USAir employees are recompensed for salary and pension benefits foregone. Because USAir Group recorded a pre-tax profit for 1995, USAir recognized charges of approximately $49.7 million under this plan in 1995 (certain amounts have been expensed in prior years even though 1995 was USAir's first profitable year since inception of the plan). Under the terms of the plan, the cash payout for 1995 of approximately $73.7 million was made to employees covered by the provision of this plan in the first quarter of 1996.

     USAir's ESOP and Defined Contribution Retirement Program each have profit sharing components. Under the ESOP, each eligible USAir employee receives a certain number of USAir Group Common Stock shares based on each participant's compensation relative to the total compensation of all participants and the number of USAir Group Common Stock shares in the allocation pool. When USAir's return on sales equals or exceeds certain prescribed levels, USAir increases its contribution, which effectively increases the number of USAir Group Common Stock shares in the allocation pool (see Note
8. - Employee Stock Ownership Plan). Under the Defined Contribu-tion Retirement Program, USAir makes additional contributions to a participant's account when USAir Group achieves certain prescribed pre-tax margin levels (see Note 9. - Employee Benefit Plans). USAir did not make any profit sharing contributions in connection with the profit sharing components of the ESOP or the Defined Contribu-tion Retirement Program in 1995, 1994 or 1993.

11.  Related Party Transactions
     --------------------------

     (a) Parent Company
         --------------

     As of December 31, 1995, USAir had a $68.6 million 8.4% note payable to USAir Group related to USAir Group's purchase of aircraft-secured debt obligations of USAir. USAir repaid the note in February 1996. During 1994, USAir Group financed three aircraft for USAir. USAir repaid this obligation, including interest, in December 1994.

     USAir's balance sheet line item, Payable to Parent Company, includes intercompany loans from USAir Group which arise in the normal course of business. These loans bear interest at market rates which are reset quarterly.

     Net interest expense related to the notes payable and intercompany loans was $7.8 million, $11.3 million and $1.3 million for the years 1995, 1994 and 1993, respectively.

     (b) Regional Airline Subsidiaries of USAir Group
         --------------------------------------------

     USAir engages in certain transactions with Allegheny Airlines, Inc. ("Allegheny"), Piedmont Airlines, Inc., and PSA Airlines, Inc., wholly-owned regional airline subsidiaries of USAir Group. USAir provides various services to these entities including passenger handling, contract training and catering. USAir recognized other operating revenues of approximately $46.5 million, $43.5 million and $50.3 million related to these services for the years 1995, 1994 and 1993, respectively. These regional airlines also perform passenger and ground handling for USAir at certain airports for which USAir recognized other operating expenses of approximately $21.0 million and $15.3 million for the years 1995 and 1994, respectively.

     USAir leases or subleases certain turboprop aircraft to these entities. USAir recognized other operating revenues related to these arrangements of approximately $18.7 million, $22.0 million and $14.1 million for the years 1995, 1994 and 1993, respectively. USAir entered into a sale-leaseback arrangement with Allegheny during 1994 involving certain turboprop aircraft (in return, USAir subleases these same aircraft back to Allegheny). USAir recognized other operating expenses related to the lease of these aircraft from Allegheny of approximately $9.8 million and $3.1 million for 1995 and 1994, respectively.

     USAir's receivables from and payables to these regional airlines were approximately $9.6 million and $1.6 million, respectively, at December 31, 1995 and $8.7 million and $1.3 million, respectively, at December 31, 1994. USAir's Traffic Balances Payable liability included $30.8 million and $22.9 million at December 31, 1995 and 1994, respectively, representing passen-gers flown by the regional subsidiaries on behalf of USAir during the month of December in each of those years.

     (c)  Other USAir Group Subsidiaries
          ------------------------------

     USAir leases certain aircraft to USAir Group's wholly-owned subsidiary USAir Leasing and Services, Inc. ("Leasing"). Leasing subleases these aircraft to third parties. USAir recognized other operating revenues related to these arrangements of approximately $4.6 million, $2.2 million and $0.7 million for the years 1995, 1994 and 1993, respectively.

     USAir purchases a portion of its aviation fuel from USAir Group's wholly-owned subsidiary USAir Fuel Corporation ("Fuel Corp."), which acts as a fuel wholesaler to USAir in certain circumstances. USAir's aviation fuel purchases were approximately $104.9 million, $57.8 million and $9.7 million for the years 1995, 1994 and 1993, respectively. USAir's accounts payable to Fuel Corp. was $20.7 million and $5.6 million at December 31, 1995 and 1994, respectively.

     (d)  British Airways plc
          -------------------

     On January 21, 1993, USAir Group and BA entered into an Investment Agreement under which a wholly-owned subsidiary of BA purchased certain series of convertible preferred stock and BA entered into code sharing and wet lease arrangements with USAir. At December 31, 1995, BA's total voting interest in USAir Group was approximately 21.0%.

     USAir wet leases 767-200ER aircraft, including cockpit and cabin crews, to BA in order to serve three routes between the U.S. and London. The wet lease arrangements are scheduled to end by May 31, 1996 (the first of the three wet lease arrangements ended in December 1995 and a second wet lease ended in February 1996). USAir recognized other operating revenues of approximately $63.6 million, $60.7 million and $17.1 million for the years 1995, 1994, and 1993, respectively, related to the wet lease arrangements. These revenues were offset by an equal amount of other operating expense.

     USAir also has various agreements with BA for ground handling at certain airports, contract training and other services. USAir recognized other operating revenues of approximately $4.9 million, $6.4 million and $2.4 million for the years 1995, 1994 and 1993, respectively, related to the services USAir performed for BA.

     USAir's current receivables from and payables to BA were approximately $11.5 million and $5.3 million, respectively, at December 31, 1995 and $11.0 million and $4.5 million, respectively, at December 31, 1994.

     USAir also had a long-term receivable from BA related to two U.S. to London routes that USAir relinquished at the time of implementation of a code sharing arrangement with BA. The balance of the receivable was approximately $45.4 million and $47.0 million at December 31, 1995 and 1994, respectively. Payments began in December 1995 in conjunction with the termination of the first wet lease arrangement and continue annually for nine years.

12.  Selected Quarterly Financial Data (Unaudited)
     ---------------------------------------------

     The following table presents selected quarterly financial data for 1995 and 1994:

                             First    Second    Third     Fourth
                            Quarter   Quarter   Quarter   Quarter
                            -------   -------   -------   -------
                                        (in millions)
1995
Operating revenues          $1,664    $1,852    $1,743    $1,725
Operating income (loss)     $  (50)   $  135    $   66    $   84
Net income (loss)           $ (102)   $   85    $   17    $   34
                             =====     =====     =====     =====

1994
Operating revenues          $1,589    $1,763    $1,642    $1,584
Operating income (loss)     $ (135)   $   60    $ (164)   $ (278)
Net income (loss)           $ (190)   $    1    $ (196)   $ (332)
                             =====     =====     =====     =====
See Note 14. - Non-Recurring and Unusual Items.

Note: The sum of the four quarters may not equal yearly totals due to rounding of quarterly results.


13.   Supplemental Balance Sheet Information
      --------------------------------------

     The components of certain accounts in the accompanying balance sheets are as follows:

                                                  December 31,
                                               -----------------
                                               1995         1994
                                               ----         ----
                                               (in thousands)
(a)  Cash and cash equivalents:
       Cash                               $   11,298   $   16,946
       Cash equivalents, at cost which
         approximates market                 868,315      411,979
                                             -------      -------
                                          $  879,613   $  428,925
                                             =======      =======
(b)  Receivables, net:
       Accounts receivable                $  333,859   $  335,234
       Less allowance for doubtful
         accounts                             12,104        9,222
                                             -------      -------
                                          $  321,755   $  326,012

                                             =======      =======

(c)  Materials and supplies, net:
       Materials and supplies             $  383,910   $  408,308
       Less allowance for obsolescence       161,665      169,827
                                             -------      -------
                                          $  222,245   $  238,481
                                             =======      =======
(d)  Accrued expenses:
       Salaries and wages                 $  342,391   $  258,426
       Rents                                 479,749      477,972
       All other                             613,054      561,176
                                           ---------    ---------
                                          $1,435,194   $1,297,574
                                           =========    =========
Note:
   Certain 1994 amounts have been reclassified to conform with 1995 classifications.

                             - 275 -

14.  Non-Recurring and Unusual Items
     -------------------------------

     (a)  1995
          ----

     In the fourth quarter of 1995, USAir reversed $4.1 million of the $132.8 million non-recurring charge related to its grounded BAe-146 fleet that was recorded in the fourth quarter of 1994 (see
Note 14.(b) below). The reversal reflects the successful re-marketing by USAir of three of these aircraft. USAir will reverse additional amounts related to the 1994 non-recurring charge in future periods dependent upon its success and the terms at which the remaining 15 grounded BAe-146 aircraft are subleased or otherwise disposed.

     (b)  1994
          ----

     USAir's results for 1994 include (i) a $132.8 million charge related to its grounded BAe-146 fleet, recorded in the fourth quarter of 1994; (ii) a $54.0 million charge for obsolete inventory and rotables to reflect market value, recorded in the fourth quarter of 1994; (iii) a $50 million addition to Passenger Transportation revenue in the fourth quarter of 1994 to adjust estimates made during the first three quarters of 1994; (iv) a $40.1 million charge primarily related to USAir's decision to cease operations of its remaining Boeing 727-200 aircraft in 1995, recorded in the third quarter of 1994; (v) a $25.9 million charge related to USAir's decision to substantially reduce service between Los Angeles and San Francisco and close its San Francisco crew base, recorded in the third quarter of 1994; and (vi) an $18.6 million gain resulting from the accounting treatment of the hull insurance recovery on the aircraft lost in the September accident, recorded in the third quarter of 1994.

     (c)  1993
          ----

     USAir's results for 1993 include non-recurring charges of (i) $43.7 million for the cumulative effect of an accounting change, as required by FAS 112 which was adopted during the third quarter of 1993, retroactive to January 1, 1993; (ii) $68.8 million for severance, early retirement and other personnel-related expenses recorded primarily during the third quarter of 1993 in connection with a workforce reduction of approximately 2,500 full-time positions between November 1993 and the first quarter of 1994;

(iii) $36.8 million based on a projection of the repayment of certain employee pay reductions, recorded in the fourth quarter of 1993; (iv) $13.5 million for certain airport facilities at locations where USAir has, among other things, discontinued or reduced its service, recorded in the fourth quarter of 1993; (v) $8.8 million for a loss on USAir's investment in the Galileo International Partnership, which operates a computerized reserva-tion system, recorded in the fourth quarter of 1993; and (vi) $18.4 million credit related to non-operating aircraft, recorded in the second quarter of 1993.

     No dealer, salesperson or other individual has been authorized to give any information or make any representations, other than those contained in this Prospectus, in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by USAir, Inc. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities covered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of USAir, Inc. since the date hereof.


                       TABLE OF CONTENTS
                       -----------------
                                                            Page
- ----------------------------------------------------------- ----

Prospectus Summary........................................    1
Risk Factors..............................................   28
Use of Proceeds...........................................   47
Description of the Aircraft and the Appraisals............   48
Selected Financial and Operating Information..............   50
Management's Discussion and Analysis of
   Financial Condition and Results of Operations..........   53
Business..................................................   89
Management................................................  141
Beneficial Security Ownership.............................  161
The Exchange Offer........................................  169
Description of the Notes..................................  180
Plan of Distribution......................................  208
United States Federal Income Tax Consequences.............  209
Legal Matters.............................................  210
Independent Auditors......................................  210
Experts...................................................  210
Consolidated Financial Statements.........................  211



                            ------------

                            USAIR, INC.


                          EXCHANGE OFFER


                           $263,000,000

Offer to Exchange 6.76% Class A Enhanced Equipment Notes, 7.50%
Class B Enhanced Equipment Notes and 8.93% Class C Enhanced
Equipment Notes for any and all outstanding 6.76% Class A Enhanced Equipment Notes, 7.50% Class B Enhanced Equipment Notes and 8.93%
Class C Enhanced Equipment Notes.



                           ------------

                            PROSPECTUS

                           ------------

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS
          --------------------------------------

Item 20.  Indemnification of Directors and Officers
          -----------------------------------------

     Section 145 of the Delaware Statute provides that a corpora-tion may indemnify any person who was or is a party or is threat-ened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investiga-tive (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith a d in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceed-ing, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or to the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably occurred in connection with the defense of settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corpora- - tion unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determinate upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses when the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the Delaware Statute permits a corpora-tion to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a direction, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Statute (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit, USAir's certificate of incorporation include such a provision.


Item 21.  Exhibits and Financial Statement Schedules
          -------------------------------------------

     (a) The following documents are filed as part of this Registration Statement:


      1.  Financial Statements
          --------------------

     The following consolidated financial statements of USAir are included in Part II, Item 8B. of this report:

 -  Consolidated Statements of Operations for the Three Months
Ended March 31, 1996 and 1995 (unaudited)

 -  Consolidated Statements of Operations for each of the Three
Years Ended December 31, 1995

 -  Consolidated Balance Sheets as of December 31, 1995 and 1994

 -  Consolidated Statements of Cash Flows for each of the Three
Years Ended December 31, 1995

 -  Consolidated Statements of Changes in Stockholder's Equity
(Deficit) for each of the Three Years Ended December 31, 1995

 -  Notes to Consolidated Financial Statements

                  (this space intentionally left blank)











     3.  Exhibits
         --------

Designation                     Description
- -----------                     -----------

3.1 Restated Certificate of Incorporation of USAir (incorp-orated by reference to Exhibit 3.1 to USAir's Registra-tion Statement on Form 8-B dated January 27, 1983).

3.2        By-laws of USAir (incorporated by reference to Exhibit
           3.5 to USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

4.1 Amended Certificate of Designation, Preferences, and Rights of the Series D of Junior Preferred Stock of USAir Group (incorporated by reference to Exhibit 4(c) to USAir Group's Current Report on Form 8-K dated August 11, 1989).

4.2 Certificate of Designation of Series A Cumulative Convertible Preferred Stock of USAir Group (incorpo-rated by reference to Exhibit 4(b) to USAir Group's Current Report on Form 8-K dated August 11, 1989).

4.3        Certificate of Designation of Series B Cumulative
           Convertible Preferred Stock of USAir Group (incorporated by reference to Exhibit 3.3 to Amendment No. 4 to USAir Group's Registration Statement on Form S-3 (Registration No. 33-39540) dated May 17, 1991).

4.4        Agreement between USAir Group and Berkshire Hathaway
           Inc. dated August 7, 1989 (incorporated by reference to
           Exhibit 4(a) to USAir Group's Current Report on Form 8-K dated August 11, 1989).

4.5 Certificate of Designation of Series F Cumulative Convertible Senior Preferred Stock of USAir Group (incorporated by reference to Exhibit 28.2 to USAir Group's Current Report on Form 8-K dated January 21,
           1993).

 4.6 Form of Certificate of Designation of Series T Cumula-tive Exchangeable Convertible Senior Preferred Stock of USAir Group (incorporated by reference to Appendix VII to USAir Group's Proxy Statement dated April 26, 1993). USAir is not filing any instrument (with the exception of holders of exhibits 10.1(a-c)) defining the rights of holders of long-term debt because the total amount of securities authorized under each such instrument does not exceed ten percent of the total assets of USAir. Copies of such instruments will be furnished to the Securities and Exchange Commission upon request.

 5.1 Purchase Agreement dated February 9, 1996 among USAir and the Initial Purchasers.

 5.2 Registration Rights Agreement, dated as of February 15, 1996, among USAir and the Initial Purchasers.

 5.3       Collateral Agency Agreement, dated as of February 15,
           1996, among USAir, the Collateral Agent, the Class A, B and C Indenture Trustees and the Class A, B and C
           Liquidity Providers.

 5.4 Class A Indenture, dated as of February 15, 1996, between USAir and the Class A Indenture Trustee.

 5.5 Class B Indenture, dated as of February 15, 1996, between USAir and the Class B Indenture Trustee.

 5.6 Class C Indenture, dated as of February 15, 1996, between USAir and the Class C Indenture Trustee.

 5.7 Liquidity Agreement, dated as of February 15, 1996, among USAir, the Class A Liquidity Provider and the
           Collateral Agent.

 5.8 Liquidity Agreement, dated as of February 15, 1996, among USAir, the Class B Liquidity Provider and the
           Collateral Agent.

 5.9 Liquidity Agreement, dated as of February 15, 1996, among USAir, the Class C Liquidity Provider and the
           Collateral Agent.

 5.10 Opinion of Lawrence M. Nagin, as to the legality of the New Notes.

 5.11      Tax opinion of Ginsburg, Feldman and Bress.
 5.13      Opinion of Fulbright & Jaworski, L.L.P.

10.1(a) Supplemental Agreement No. 16, dated July 19, 1990, to Purchase Agreement No. 1102 between USAir and The Boeing Company (incorporated by reference to Exhibit 10.2(a) to USAir Group's Annual Report on Form 10-K for the year ended December 31, 1990).

10.1(b) Supplemental Agreement No. 17, dated November 28, 1990, to Purchase Agreement No. 1102 between USAir and The Boeing Company (incorporated by reference to Exhibit 10.2(b) to USAir Group's Annual Report on Form 10-K for the year ended December 31, 1990).

10.1(c) Supplemental Agreement No. 18, dated December 23, 1991, to Purchase Agreement No. 1102 between USAir and The Boeing Company (incorporated by reference to Exhibit 10.2(c) to USAir Group's Annual Report on Form 10-K for the year ended December 31, 1991).

  10.2 Purchase Agreement No. 1725 dated December 23, 1991 between USAir and The Boeing Company (incorporated by reference to Exhibit 10.3 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1991).

  10.3 Executive Incentive Compensation Plan of USAir Group, Inc. as amended and restated December 1, 1995 (incorpo-rated by reference to Exhibit 10.4 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.4 USAir, Inc. Officers' Supplemental Benefit Plan (incor-porated by reference to Exhibit 10.5 to USAir's Annual
           Report on Form 10-K for the year ended December 31,
           1980).

  10.5     USAir, Inc. Supplementary Retirement Benefit Plan
           (incorporated by reference to Exhibit 10.5 to USAir
           Group's Annual Report on Form 10-K for the year ended
           December 31, 1989).

  10.6 USAir, Inc. Supplemental Executive Defined Contribution Plan (incorporated by reference to Exhibit 10.6 to USAir Group's Annual Report on Form 10-K for the year ended
           December 31, 1994).

  10.7     USAir Group's 1984 Stock Option and Stock Appreciation
           Rights Plan (incorporated by reference to Exhibit A to
           USAir Group's Proxy Statement dated March 30, 1984).

  10.8 USAir Group's 1988 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to USAir Group's Annual
           Report on Form 10-K for the year ended December 31,
           1987).

  10.9 USAir Group's 1992 Stock Option Plan (incorporated by reference to Exhibit A to USAir Group's Proxy Statement dated March 30, 1992).

  10.10 USAir Group's 1996 Stock Incentive Plan (incorporated by reference to Exhibit A to USAir Group's Proxy Statement dated April 15, 1996).

  10.11 Employment Agreement between USAir and its Chief Execu-tive Officer (incorporated by reference to Exhibit 10.11 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.12 Employment Agreement between USAir and its President and Chief Operating Officer (incorporated by reference to
           Exhibit 10.12 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.13 Employment Agreement between USAir and its Executive Vice President-Corporate Affairs and General Counsel (incorporated by reference to Exhibit 10.13 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.14 Agreement between USAir and its Chief Executive Officer with respect to certain employment arrangements
           (incorporated by reference to Exhibit 10.14 to USAir
           Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.15 Agreement between USAir and its President and Chief Operating Officer with respect to certain employment arrangements (incorporated by reference to Exhibit 10.15 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.16 Agreement between USAir and its Executive Vice Presi-dent-Corporate Affairs and General Counsel with respect to certain employment arrangements (incorporated by reference to Exhibit 10.16 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.17 Employment Agreement between USAir and its former Chief Executive Officer, as amended by a severance agreement (incorporated by reference to Exhibit 10.17 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.18    Employment Agreement between USAir and its former
           President and Chief Operating Officer, as amended by a severance agreement (incorporated by reference to Exhibit 10.18 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.19 Employment Agreement between USAir and its former Executive Vice President, General Counsel and Secretary, as amended by a severance agreement (incorporated by reference to Exhibit 10.19 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.20 Employment Agreement between USAir and its Executive Vice President-Marketing (incorporated by reference to Exhibit 10.20 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.21 Trust Agreement dated as of April 1, 1992 between USAir and Wachovia Bank of North Carolina, N.A. providing for certain compensation arrangements for the Executive Vice President-Marketing (incorporated by reference to
           Exhibit 10.21 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.22 Employment Agreement between USAir and its Executive Vice President-Customer Services (incorporated by reference to Exhibit 10.22 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.23 Agreement between USAir and its Chief Executive Officer providing supplemental retirement benefits (incorporated by reference to Exhibit 10.23 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.24 Agreement between USAir and its President and Chief Operating Officer providing supplemental retirement benefits (incorporated by reference to Exhibit 10.24 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.25 Agreement between USAir and its Executive Vice Presi-dent-Corporate Affairs and General Counsel providing supplemental retirement benefits (incorporated by reference to Exhibit 10.25 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.26 Agreement between USAir and its former Chief Executive Officer providing supplemental retirement benefits (incorporated by reference to Exhibit 10.26 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.27 Agreement between USAir and its former President and Chief Operating Officer providing supplemental retire-ment benefits (incorporated by reference to Exhibit
           10.27 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.28 Agreement between USAir and its former Executive Vice President, General Counsel and Secretary providing supplemental retirement benefits (incorporated by reference to Exhibit 10.28 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.29 Agreement between USAir and its Executive Vice Presi-dent-Marketing providing supplemental retirement benefits (incorporated by reference to Exhibit 10.29 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  10.30 Employment Agreement between USAir and its Executive Vice President-Customer Services providing retirement benefits (incorporated by reference to Exhibit 10.30 to USAir Group's and USAir's Annual Report on Form 10-K for the year ended December 31, 1995).

  21       Subsidiary of USAir.

  23.1 Consent of KPMG Peat Marwick LLP to the incorporation of their report concerning certain financial statements contained of USAir in this report in certain registra-tion statements.

  23.2 Consent of Fulbright & Jaworski, L.L.P. to the incorpor-ation of their legal opinion covering certain matters of New York law and Section 1110 of the Federal Bankruptcy Code.

  24.1 Powers of Attorney signed by the directors of USAir, Inc. authorizing their signatures on this registration statement.



  99.1     Letter of Transmittal


Item 22.  Undertakings
          ------------

     (a)   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement:

           i)  To include any prospectus required by Section
               10(a)(3) of the Securities Act of 1933;

          ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change to such information in the Registration Statement;

         iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securi-ties offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, partners and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, partner or controlling person of any of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer, partner or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Arlington, Virginia on May 21, 1996.


                            USAir, Inc.


                            By: /s/Stephen M. Wolf
                                ---------------------------
                                    Stephen M. Wolf
                                   Chairman and Chief
                                   Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of USAir, Inc. and in the capacities and on the dates indicated.

May 21, 1996                   By: /s/Stephen M. Wolf
                                   -----------------------------
                                          Stephen M. Wolf
                                         Chairman and Chief
                                         Executive Officer
                                   (Principal Executive Officer)


May 21, 1996                   By: /s/John W. Harper
                                   -----------------------------
                                         John W. Harper
                                   Senior Vice President-Finance
                                    and Chief Financial Officer
                                   (Principal Financial Officer)


May 21, 1996                   By: /s/James A. Hultquist
                                   -----------------------------
                                       James A. Hultquist
                                           Controller
                                   (Principal Accounting Officer)


May 21, 1996                   By:              *
                                   -----------------------------
                                         Robert J. Ayling
                                            Director

May 21, 1996                   By:              *
                                   -----------------------------
                                         Robert W. Bogle
                                             Director

May 21, 1996                   By:              *
                                   -----------------------------
                                          Edwin I. Colodny
                                            Director

May 21, 1996                   By:              *
                                   -----------------------------
                                         Mathias J. DeVito
                                              Director

May 21, 1996                   By:              *
                                   -----------------------------
                                         Rakesh Gangwal
                                            Director

May 21, 1996                   By:              *
                                   -----------------------------
                                      George J. W. Goodman
                                            Director

May 21, 1996                   By:              *
                                   -----------------------------
                                         John W. Harris
                                            Director

May 21, 1996                   By:              *
                                   -----------------------------
                                     Edward A. Horrigan, Jr.
                                            Director

May 21, 1996                   By:              *
                                   -----------------------------
                                          Robert LeBuhn
                                             Director

May 21, 1996                   By:              *
                                   -----------------------------
                                          Roger P. Maynard
                                             Director

May 21, 1996                   By:              *
                                   -----------------------------
                                       John G. Medlin, Jr.
                                             Director

May 21, 1996                   By:              *
                                   -----------------------------
                                         Hanne M. Merriman
                                             Director

May 21, 1996                   By:              *
                                   -----------------------------
                                         Raymond W. Smith
                                             Director

May 21, 1996                   By:              *
                                   -----------------------------
                                          Derek M. Stevens
                                             Director


By: /s/John W. Harper
    ---------------------
       John W. Harper
      Attorney-In-Fact